
real

2009 Annual Report

Dear Shareholders:



I am writing to you as the first "new" CEO in RealNetworks' 16-year history. I am honored by the Board's confidence in me and excited about the opportunity to take RealNetworks' incredible combination of employees, customers, products and technology to a new level in the years ahead. The RealNetworks team is energized about the opportunity in front of us.

I am deeply committed to delivering real value to our customers and shareholders by transforming RealNetworks into a company that builds products our customers love; a company with clear focus, crisp execution and great customer service. Achieving these core goals—along with a strong dose of financial discipline—will create not only a great company, but a company that delivers the profits and growth investors really care about.

Fortunately, our core strengths and potential for growth are aligned with the key trends shaping the digital world. First, mobile broadband usage is exploding, and we are truly moving to an "always on" world where people expect to be connected everywhere and all the time. Second, there is a proliferation of device types used to access the Internet, from smart phones to laptops, PCs, TVs, tablet devices and all manner of living room electronics. Third, this proliferation of devices has led to the emergence of multiple relevant operating systems, creating real value for applications that work across those competing operating systems. Fourth, media consumption, particularly video, continues to skyrocket. Finally, the rise of over-the-top media services is challenging carriers to innovate and employ multiple business models that our platforms support very well. We believe these trends will have profound effects on the digital marketplace over the long term and will create significant growth opportunities for RealNetworks.

Our transformation strategy is captured in three words: Simplify, Restructure and Grow. Before we could transform, we had to simplify both what we do and how we do it. This included large-scale actions like separating our music business—which we accomplished in the first quarter of 2010—and smaller changes like exiting niche businesses where we could not make substantial profits, like our RealBroadcast Network business. We also have taken significant steps to prepare our games business for separation so we will be ready to act when the appropriate, value-maximizing transaction is available. Simplification is a critical step to focus our resources on the products and services with the best long-term prospects, such as our software-as-a-service business, which powers digital media services at more than 90 carriers and network service providers around the world.

In addition to simplifying our business, we have made strong progress in restructuring RealNetworks to create a more efficient and focused structure. Our new corporate organization is based on the fundamental functions that our company performs every day—build, sell and deliver. The new structure has significantly reduced our spans and layers of management to create greater efficiency, teamwork, accountability and improved customer focus. Where we once had several teams building mobile media client software, we now have one team building a client that can be used across all of our products. Our fundamental design principle is build once, use everywhere. Similarly, on the sales front we consolidated our sales and marketing efforts into a single team that will sell our complete portfolio of products and services to network service providers—which includes mobile operators, OEMs and distribution partners. Our simplified, functional structure is leading to increased communication and sharing of ideas—a critical element to fostering innovation.

We have high expectations for this new organization. With fewer development teams, our new products will be able to leverage common architectures with shared components and back-end services. I believe it will create a clearer focus on customers and more compelling products. It will certainly reduce cost and complexity.

By mid-year 2010, our restructuring was ahead of plan. We had already removed more than $30 million in annualized operating expenses, not counting direct operating expenses eliminated by the Rhapsody separation. We reduced our office locations by five, and we created a more flat and compact organizational structure, enabling us to reduce the total number of vice presidents by 25 percent. While we understand the need to continue to drive efficiencies, we now have the right overall structure in place so we can focus on the third phase of our plan: generating profitable revenue growth.

Our growth initiatives include a combination of selling more of our existing products while launching new products in three areas: a media management "cloud" service we intend to launch in the fourth quarter of 2010, our digital media software-as-a service platform—Media Entertainment Platform (MEP)—and new call-path services aimed at helping our carrier customers generate additional revenue with services that simply cannot be provided over-the-top by non-carriers.

Our media management service will leverage our core expertise of creating software that makes digital media work on any device delivered over any network using any business model. It enables us to serve both carriers and our broad base of

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customers who are looking for ways to simplify and control their digital lives. New MEP and call-path services will leverage our experience in providing trusted, carrier-grade services, including some—like ring-back tones and inter-carrier messaging—that are deeply embedded in the carrier networks. Our inter-carrier messaging system, for example, is delivering over 1.5 *billion* SMS messages every day and has not had an outage in more than four years. That is the very definition of carrier-grade service. Thus, we are well positioned to succeed and grow in a mobile, multi-screen and always-on world.

All of us at RealNetworks are acutely aware of the need to complete our transformation and establish strong revenue growth in order to realize the value of this business. We set out the right plan for 2010—Simplify, Restructure and Grow. We have made strong progress on the first two and are now focusing on growth. That will involve selling more of what we have while releasing compelling new products for both consumers and carriers. We expect to do both in the second half of 2010. Completing the full transformation of RealNetworks will take real time, but I believe we have the foundation, the talent and the commitment to get us there.



Robert Kimball
President and Chief Executive Officer



RealNetworks, Inc. 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121

September 21, 2010

Dear Shareholder:

You are cordially invited to attend the RealNetworks, Inc. 2010 Annual Meeting of Shareholders (the "Annual Meeting") to be held at 2:00 p.m. on Monday, October 18, 2010 at the Bell Harbor International Conference Center, 2211 Alaskan Way, Seattle, Washington 98121.

At the Annual Meeting, the following matters of business will be presented:

1. The election of Kalpana Raina, Janice Roberts and Dominique Trempont as Class 1 directors, each to serve for a three-year term, the election of Edward Bleier as a Class 2 director to serve for a one-year term, and the election of Eric Benhamou and Robert Kimball as Class 3 directors, each to serve for a two-year term;

2. The approval of an amendment to the RealNetworks, Inc. 2007 Employee Stock Purchase Plan to authorize an additional 2,000,000 shares of the Company's Common Stock for issuance pursuant to the 2007 Employee Stock Purchase Plan;

3. The ratification of the appointment of KPMG LLP as RealNetworks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2010; and

4. The transaction of any other business properly presented at the meeting.

Detailed information as to the business to be transacted at the Annual Meeting is contained in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement.

The Board of Directors unanimously recommends a vote **"For"** each of the foregoing proposals.

We encourage you to join us and participate in the meeting. If you are unable to do so, you have the option to vote in one of three ways:

1. Sign and return the enclosed proxy card as soon as possible in the envelope provided;

2. Call the toll-free telephone number shown on your proxy card; or

3. Vote via the Internet as described in the accompanying proxy statement.

On behalf of the Board of Directors, I would like to express our appreciation for your support of RealNetworks. We look forward to seeing you at the meeting.

Sincerely,

ROBERT KIMBALL
President and Chief Executive Officer

Proxy Statement

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Proxy Statement

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REALNETWORKS, INC.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 21, 2010

To the Shareholders of RealNetworks, Inc.:

NOTICE IS HEREBY GIVEN that the 2010 Annual Meeting of Shareholders of RealNetworks, Inc., a Washington corporation, will be held on Monday, October 18, 2010, at 2:00 p.m., local time, at the Bell Harbor International Conference Center, 2211 Alaskan Way, Seattle, Washington 98121. At the Annual Meeting, the following business matters will be presented:

1. The election of Kalpana Raina, Janice Roberts and Dominique Trempont as Class 1 directors, each to serve for a three-year term, the election of Edward Bleier as a Class 2 director to serve for a one-year term, and the election of Eric Benhamou and Robert Kimball as Class 3 directors, each to serve for a two-year term;
2. The approval of an amendment to the RealNetworks, Inc. 2007 Employee Stock Purchase Plan to authorize an additional 2,000,000 shares of the Company's Common Stock for issuance pursuant to the 2007 Employee Stock Purchase Plan;
3. The ratification of the appointment of KPMG LLP as RealNetworks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2010; and
4. The transaction of any other business properly presented at the meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

This Proxy Statement is being issued in connection with the solicitation of a proxy on the enclosed form by the Board of Directors of RealNetworks, Inc. for use at RealNetworks, Inc.'s 2010 Annual Meeting of Shareholders. You are entitled to vote at the Annual Meeting if you were a shareholder of record at the close of business on September 3, 2010. A list of shareholders as of that date will be available at the meeting and for ten days prior to the meeting at the principal executive offices of RealNetworks, Inc. located at 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.

The 2009 Annual Report and this Proxy Statement can be viewed at http://www.RRDEZProxy.com/2010/RealNetworks in accordance with the rules of the U.S. Securities and Exchange Commission.

BY ORDER OF THE BOARD OF DIRECTORS



TRACY D. DAW
Chief Legal Officer and Corporate Secretary

Seattle, Washington
September 21, 2010

YOUR VOTE IS IMPORTANT!

All shareholders are cordially invited to attend the Annual Meeting in person. Regardless of whether you plan to attend the meeting, please vote by telephone or Internet, as described in the accompanying Proxy Statement, or complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker, bank or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from the record holder a proxy card issued in your name.

REALNETWORKS, INC.

2010 PROXY STATEMENT

INFORMATION CONCERNING PROXY SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors of RealNetworks, Inc. for use at the Annual Meeting of Shareholders to be held Monday, October 18, 2010, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Bell Harbor International Conference Center, 2211 Alaskan Way, Seattle, Washington 98121.

These proxy solicitation materials and RealNetworks' Annual Report to Shareholders for the fiscal year ended December 31, 2009, including financial statements, were mailed on or about September 21, 2010, to all shareholders entitled to vote at the Annual Meeting.

Record Date and Quorum

Shareholders of record at the close of business on September 3, 2010, the record date, are entitled to notice of and to vote their shares at the Annual Meeting. At the record date, 135,638,895 shares of RealNetworks' common stock, $0.001 par value per share, were issued and outstanding. The common stock is listed for trading on the Nasdaq Global Select Market under the symbol RNWK. The presence in person or by proxy of the holders of record of a majority of the outstanding shares of common stock entitled to vote is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes (which occur when a broker indicates on a proxy card that it is not voting on a matter) are considered as shares present at the Annual Meeting for the purpose of determining a quorum.

How to Vote

Registered shareholders can vote by telephone, by the Internet or by mail, as described below. If you are a beneficial shareholder, please refer to your proxy card or the information forwarded by your broker, bank or other holder of record to see what options are available to you.

Registered shareholders may cast their vote by:

(1) Signing, dating and promptly mailing the proxy card in the enclosed postage-paid envelope;

(2) Accessing the Internet website ***www.proxyvoting.com/rnwk*** and following the instructions provided on the website; or

(3) Calling 1-866-540-5760 and voting by following the instructions provided on the phone line.

We encourage you to vote your shares in advance of the Annual Meeting date even if you plan on attending the Annual Meeting.

Vote Required, Abstentions and Broker Non-Votes

Each holder of record of common stock on the record date is entitled to one vote for each share held on all matters to be voted on at the Annual Meeting.

If a quorum is present at the Annual Meeting, the six candidates for director who receive the highest number of affirmative votes will be elected. Shareholders are not entitled to cumulate votes for the election of directors.

If a quorum is present at the Annual Meeting, Proposal 2 will be approved if a majority of the shares present in person or by proxy at the Annual Meeting vote to approve the proposal and Proposal 3 will be approved if the number of votes cast in favor of this proposal exceeds the number of votes cast against the proposal.

Brokers who hold shares for the accounts of their clients may vote such shares either as directed by their clients or, in the case of "uninstructed shares," in their own discretion if permitted by the stock exchange or other organization of which they are members. Certain types of proposals are "non-discretionary," however, and brokers who have received no instructions from their clients do not have discretion to vote such uninstructed shares on those items. At this year's meeting, brokers will have discretion to vote uninstructed shares on the ratification of the appointment of the independent registered accounting firm only (Proposal 3). Brokers do not have discretionary voting authority to vote uninstructed shares in the election of directors or on the proposal to amend the Company's 2007 Employee Stock Purchase Plan (the "2007 ESPP"), in each case, absent voting instructions from their clients. Therefore, if you do not provide voting instructions to your broker with respect to the election of directors (Proposal 1) or the proposal to amend the 2007 ESPP (Proposal 2), your broker cannot vote your shares on these proposals.

The failure of a brokerage firm or other intermediary to vote its customers' shares at the Annual Meeting will have no effect on Proposal 3 since the approval of that proposal is based on the number of votes actually cast for or against the proposal (as applicable). Additionally, broker non-votes (i.e., votes from shares held of record by brokers as to which the beneficial owners have given no voting instructions) will not be counted as votes for or against a matter where the approval of such matter only requires a majority of the shares voting thereon and, accordingly, will have no effect on Proposal 2.

Shareholders may abstain from voting on the nominees for director, on Proposal 2 and on Proposal 3. Abstention from voting on the nominees for director and on Proposal 3 will have no effect, since the approval of each matter is based solely on the number of votes actually cast for or against the proposal (as applicable). Abstention from voting on Proposal 2 will have the same effect as votes against that proposal.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of election appointed for the Annual Meeting. The inspector of election will determine whether or not a quorum is present at the Annual Meeting.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Corporate Secretary of RealNetworks at RealNetworks' principal offices as set forth above in the Notice of Annual Meeting a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Proxy Solicitation

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by RealNetworks. Proxies will be solicited by mail and may also be solicited by RealNetworks' directors, officers and other employees, without additional remuneration, in person or by telephone, electronic mail or facsimile transmission. RealNetworks will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of common stock as of the record date and will reimburse such persons for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly voting your shares and submitting your proxy by telephone, Internet or by completing and returning the enclosed proxy card will help to avoid additional expense.

Shareholder Proposals for 2011 Annual Meeting

An eligible shareholder who desires to have a qualified proposal considered for inclusion in the proxy statement and form of proxy prepared in connection with RealNetworks' 2011 annual meeting of shareholders must deliver a copy of the proposal to the Corporate Secretary of RealNetworks, at the principal offices of RealNetworks, not less than one hundred twenty (120) days prior to the first anniversary of the date that this Proxy Statement was released to RealNetworks' shareholders, or, if the date of RealNetworks' 2011 Annual Meeting has been changed by more than 30 days from the date of RealNetworks' 2010 Annual Meeting, then no later than a reasonable time before RealNetworks begins to print and mail its proxy materials. To be eligible to submit a proposal for inclusion in our proxy statement, a shareholder must have continually been a record or beneficial owner of shares of common stock having a market value of at least $2,000 (or representing at least 1% of the shares entitled to vote on the proposal), for a period of at least one year prior to submitting the proposal, and the shareholder must continue to hold the shares through the date on which the meeting is held.

A shareholder of record who intends to submit a proposal at the 2011 annual meeting of shareholders that is not eligible or not intended for inclusion in RealNetworks' proxy statement must provide written notice to RealNetworks, addressed to the Corporate Secretary at the principal offices of RealNetworks, not less than one hundred twenty (120) days prior to the first anniversary of the date that this Proxy Statement was released to RealNetworks' shareholders, or, if the date of RealNetworks' 2011 Annual Meeting has been changed by more than 30 days from the date of RealNetworks' 2010 Annual Meeting, then no later than a reasonable time before RealNetworks begins to print and mail its proxy materials. The notice must also satisfy certain additional requirements specified in RealNetworks' Bylaws. A copy of the Bylaws will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks.

Shareholder Communication with the Board of Directors

Shareholders who wish to communicate with RealNetworks' Board of Directors, or with any individual member of the Board, may do so by sending such communication in writing to the attention of the Corporate Secretary at the address of our principal executive office with a request to forward the same to the intended recipient. Shareholder communications must include confirmation that the sender is a shareholder of RealNetworks. All such communications will be reviewed by RealNetworks' Corporate Secretary or Chief Financial Officer in order to create an appropriate record of the communication, to assure director privacy, and to determine whether the communication relates to matters that are appropriate for review by RealNetworks' Board of Directors or by any individual director. Communications will not be forwarded to Board members that (i) are unrelated to RealNetworks' business, (ii) contain improper commercial solicitations, (iii) contain material that is not appropriate for review by the Board of Directors based upon RealNetworks' Bylaws and the established practice and procedure of the Board, or (iv) contain other improper or immaterial information.

Householding Information

If you share an address with another shareholder, each shareholder may not receive a separate copy of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials. Shareholders who do not receive a separate copy of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials, but would like to receive a separate copy or additional copies, may request these materials by sending an e-mail to *investor_relations@real.com,* calling 1-206-892-6320 or writing to: Investor Relations, RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Shareholders who share an address and receive multiple copies of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials may also request to receive a single copy by following the instructions above. Current and prospective investors can also access our Form 10-K, proxy statement and other financial information on the Investor Relations section of our web site at *www.realnetworks.com/company/investor*.

PROPOSAL 1 — ELECTION OF DIRECTORS

RealNetworks' Amended and Restated Bylaws provide for a Board of Directors that consists of not less than two and no more than nine members. RealNetworks' Amended and Restated Articles of Incorporation provide that the directors will be divided into three classes, with each class as nearly equal in number of directors as possible and serving for staggered, three-year terms. The authorized number of directors is currently set at nine, and nine directors currently serve on the Board.

Six directors are to be elected at the Annual Meeting, and each director elected will serve until the expiration of his or her term or until his or her earlier retirement, resignation, removal, or the election of his or her successor. Three Class 1 directors are to be elected to serve until the 2013 annual meeting of shareholders. Kalpana Raina, Janice Roberts and Dominique Trempont are the nominees who currently serve as Class 1 directors. Ms. Raina's term as a Class 1 director expires at the Annual Meeting. Mr. Trempont and Ms. Roberts were appointed to the Board effective July 23, 2010 and August 27, 2010, respectively, and classified as Class 1 directors, and their initial terms also expire at the Annual Meeting.

One Class 2 director, Edward Bleier, is to be elected to serve until the 2011 annual meeting of shareholders. Mr. Bleier, whose term expires at the Annual Meeting, served as a Class 1 director until the Board approved a reclassification of Mr. Bleier from Class 1 to Class 2 in August 2010.

Two Class 3 directors are to be elected to serve until the 2012 annual meeting of shareholders. Robert Kimball was appointed as a Class 3 director on January 12, 2010, and his initial term expires at the Annual Meeting. Eric Benhamou, whose term expires at the Annual Meeting, served as a Class 1 director until the Board approved a reclassification of Mr. Benhamou from Class 1 to Class 3 in August 2010.

Jonathan Klein and Pradeep Jotwani are Class 2 directors whose terms expire at the 2011 annual meeting of shareholders and Robert Glaser is a Class 3 director whose term expires at the 2012 annual meeting of shareholders.

All six nominees have been nominated by the Nominating and Corporate Governance Committee of the Board of Directors, comprised of non-management directors, and recommended to the shareholders by the Board of Directors for election at the Annual Meeting. The accompanying proxy will be voted **FOR** the election of Messrs. Benhamou, Bleier, Kimball and Trempont, Ms. Raina and Ms. Roberts to the Board of Directors, except where authority to so vote is withheld. Proxies may not be voted for a greater number of persons than the number of nominees named. The nominees have consented to serve as directors of RealNetworks if elected. If at the time of the Annual Meeting a nominee is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Nominating and Corporate Governance Committee of the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable, or will decline, to serve as a director.

Nominees for Director

Class 1 Director Nominees

	Biographical Information	Specific Experience, Qualifications and Skills Considered by our Board
Kalpana Raina **Age 54** **Director since 2001**	Ms. Raina is the managing partner of 252 Solutions, LLC, an advisory firm. Previously, Ms. Raina was a senior executive with The Bank of New York, a global financial services company. She joined The Bank of New York in 1989 and held a variety of leadership positions, most recently Executive Vice President and Head of European Country Management and Corporate Banking. Prior to that, she served in Mumbai, India as the bank's Executive Vice President, International. During her eighteen-year career with the bank she had responsibility for clients in the Media, Telecommunications, Healthcare, Retailing, Hotels and Leisure and Financial services industries in Asia, Europe, and the United States. Ms. Raina has served as a director of John Wiley & Sons, Inc., a publicly-traded global publisher of print and electronic products, since September 2009 and as a director of Information Services Group, Inc., a publicly-traded company specializing in the assessment, evaluation, negotiation, and management of service contracts between clients and their outside contractors, since August 2009. Ms. Raina is a member of Women Corporate Directors and The National Association of Corporate Directors and a past member of The US- India Business Council. Ms. Raina holds a B.A. Honors degree from Panjab University, India and an M.A. degree in English Literature from McMaster University.	Senior leadership experience Management advisory experience Financial experience Service as a director of public companies
Janice Roberts **Age 54** **Director since 2010**	Janice Roberts has served as a Managing Director of Mayfield Fund, a Silicon Valley-based venture capital firm, since 2000. Ms. Roberts' current areas of investment interest include mobility, wireless communications, networking and consumer companies. From 1992 to 2002, Ms. Roberts was employed by 3Com Corporation, a networking company that was acquired by Hewlett Packard in April 2010, where she held various executive positions, most recently serving as President of 3Com Ventures, the investment division of 3Com Corporation, and Senior Vice President, Business Development and Global Marketing. Ms. Roberts managed a number of the new business initiatives at 3Com, including its Palm Computing subsidiary. Previously, Ms. Roberts was managing Director and President of BICC Data Networks Ltd., which was acquired by 3Com in 1992. Ms. Roberts' early career was based in Europe and included various technology-related marketing and general management positions. Ms. Roberts serves on the boards of several private companies and the advisory boards of the Forum for Women Entrepreneurs	Senior leadership experience Management advisory experience Executive-level experience with technology companies, including companies focused on mobile and wireless communications technologies

Proxy Statement

	Biographical Information	Specific Experience, Qualifications and Skills Considered by our Board
	and Executives, Illuminate Ventures, INSEAD Business School West Coast Council, and SALT Branding. Ms. Roberts is actively involved with the Center for Entrepreneurial Studies at the Stanford School of Business. She holds a Bachelor of Commerce degree (Honours) from the University of Birmingham in the United Kingdom.	
Dominique Trempont **Age 56** **Director since 2010**	Mr. Trempont has served as a director of Finisar Corporation, a company that develops and markets high speed data communication systems and software for networking and storage, since September 2005. Mr. Trempont has also served as a director of Energy Recovery, Inc., a manufacturer of efficient energy recovery devices utilized in the water desalination industry, since July 2008. From October 2006 to April 2010, Mr. Trempont served as a director of 3Com Corporation, a networking company that was acquired by Hewlett Packard in April 2010. From September 2003 to September 2005, Mr. Trempont was CEO-in-Residence at Battery Ventures, a venture capital firm. Prior to joining Battery Ventures, Mr. Trempont was Chairman, President and Chief Executive Officer of Kanisa, Inc., a software company focused on enterprise self-service applications, from 1999 to 2002. Mr. Trempont was President and CEO of Gemplus Corporation, a smart card company, from 1997 to 1999. Prior to Gemplus, Mr. Trempont served as Chief Financial Officer and head of Operations at NeXT Software. Mr. Trempont began his career at Raychem Corporation, a materials science and engineering company focused on telecommunications, electronics, automotive and other industries. Mr. Trempont earned an undergraduate degree in Economics from College St. Louis (Belgium), a B.A. with high honors in Business Administration and Computer Sciences (LSM) from the University of Louvain (Belgium) and a master's degree in Business Administration from INSEAD (France/Singapore).	Senior leadership experience Management advisory experience Financial experience Executive-level experience with technology companies Service as a director of public companies

Class 2 Director Nominee

Edward Bleier **Age 80** **Director since 1999**	Mr. Bleier has served as a director of CKX, Inc., a publicly-traded company engaged in the ownership, development and commercial utilization of entertainment content, since February 2005 and was appointed Chairman of the Board in May 2010. He has served as a director of Blockbuster Inc, a publicly-traded provider of in-home movie and game entertainment since May 2005. Mr. Bleier is retired from Warner Bros. where he served, partly, as President of Domestic Pay-TV, Cable and Networks Features, which encompasses feature films, TV	Senior executive leadership and business strategy experience Extensive experience in the media and entertainment industry as a result of his 35-year career as an executive at Warner Bros.

Proxy Statement

	Biographical Information	Specific Experience, Qualifications and Skills Considered by our Board
	programming, animation, network sales, video-on-demand and consumer marketing. Additionally, Mr. Bleier serves as Chairman Emeritus of the Advisory Board of the Center for Communication, Chairman of the Guild Hall's Academy of the Arts, a director of The Dana Foundation, a trustee of The Bleier Center for Television and Popular Culture at Syracuse University and a member of the Council on Foreign Relations. He also authored the 2003 New York Times bestseller "The Thanksgiving Ceremony." Mr. Bleier holds a B.S. degree from Syracuse University.	Service as a director of public companies
Class 3 Director Nominees		
Eric A. Benhamou Age 54 Director since 2003	Mr. Benhamou was appointed lead independent director of RealNetworks' Board of Directors in 2008. Mr. Benhamou has served as chairman of the board of directors of Cypress Semiconductor, Inc., a publicly-traded semiconductor company, since 1993 and as chairman of the board of directors of 3Com Corporation, a provider of secure, converged voice and data networking solutions from 1994 to April 2010. He served as chief executive officer of Palm, Inc., a publicly-traded provider of mobile products and solutions, from 2001 until 2003 and as chairman of the board of directors until October 2007. He also served as chief executive officer of 3Com from 1990 to 2000. Mr. Benhamou co-founded Bridge Communications, an early networking pioneer, and was vice president of engineering until its merger with 3Com in 1987. He has served as a director of SVB Financial Group, a publicly-traded financial services company, since 2005 and as a director of Voltaire Ltd., a publicly-traded provider of server, storage switching and software solutions, since March 2007. Mr. Benhamou serves on the executive committee of TechNet and is vice chairman of the board of governors of Ben Gurion University of the Negev. He is the chief executive officer of Benhamou Global Ventures, an investment firm he founded in 2003, and serves on the boards of directors of several private companies. Mr. Benhamou holds a M.S. degree from Stanford University's School of Engineering and a Diplôme d'Ingénieur from Ecole Nationale Supérieure d'Arts et Métiers, Paris.	Experience with technology companies through service on the boards of directors of various public and private companies Senior leadership/CEO experience Service as Chairman of the Board of various public companies Management advisory experience Financial and accounting experience
Robert Kimball Age 46 Director since 2010	Mr. Kimball has served as President and Chief Executive Officer of RealNetworks since July 2010, and served as President and Acting Chief Executive Officer from January 2010 to July 2010. Mr. Kimball has also served as a director of RealNetworks since January 2010. Mr. Kimball joined RealNetworks in 1999 and has held various positions including Executive Vice President, Legal and Business	Business strategy and executive-level experience with technology companies, including seven years of service as an executive and General Counsel of RealNetworks

Proxy Statement

Biographical Information	Specific Experience, Qualifications and Skills Considered by our Board
Affairs, General Counsel and Corporate Secretary from January 2009 to January 2010, Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary from January 2005 to January 2009, and Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary from January 2003 to January 2005. Mr. Kimball holds a B.A. with distinction from the University of Michigan and a J.D., magna cum laude, from the University of Michigan Law School.	Experience concerning governance, government processes and law Historical knowledge of RealNetworks through over ten years of service as an employee

Director Independence

The Board has determined that (i) Messrs. Benhamou, Bleier and Trempont, Ms. Raina and Ms. Roberts are independent under the Nasdaq listing standards and (ii) all directors who are not standing for election at the Annual Meeting, other than Mr. Glaser, are independent under the Nasdaq listing standards and the applicable rules promulgated by the Securities and Exchange Commission (the "SEC").

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED IN PROPOSAL 1.

BOARD OF DIRECTORS

The business of RealNetworks is managed under the direction of a Board of Directors, which has responsibility for establishing broad corporate policies and for the overall performance of RealNetworks. It is not, however, involved in operating details on a day-to-day basis.

Identification, Evaluation and Qualification of Director Nominees

In general, all Board members are responsible for identifying and submitting candidates for consideration as directors. The name of each candidate is presented to the Nominating and Corporate Governance Committee, or, if determined by the Committee in its discretion, to a third-party search firm engaged by the Committee as part of a process overseen by the Committee, with a reasonably detailed statement of his or her qualifications for serving as a director of RealNetworks. The Committee or the search firm will consider candidates presented, and those candidates that meet the criteria for serving as determined by the Committee will be interviewed and evaluated by members of the Committee, and the other directors are also given the opportunity to meet with and interview the candidates. The Committee will then recommend to the full Board the nominees that it has determined best suit the Board's needs.

Three new director nominees are being presented to the shareholders for election at the Annual Meeting. Robert Kimball, who currently serves as the Company's President and Chief Executive Officer, was appointed to the Board of Directors on January 12, 2010 when he was also named President and Acting Chief Executive Officer. Mr. Kimball's appointment to the Board did not follow the general nomination procedures that are described above because the Board determined that the Company's principal executive officer should also serve as a director. Janice Roberts and Dominique Trempont were initially identified as potential nominees by a third-party search firm, which received their names from a non-management director. The search firm was paid to assist the Committee in identifying and screening potential director nominees and to coordinate interview schedules and other logistics relating to the evaluation of candidates. Following this process led by the Nominating and Corporate Governance Committee, each of Ms. Roberts and Mr. Trempont were recommended for appointment to the Board of Directors by the Nominating and Corporate Governance Committee.

Qualifications required of individuals who are considered as board nominees will vary according to the particular areas of expertise being sought as a complement to RealNetworks' existing board composition at the time of any vacancy. All directors should possess the background, skills, expertise, and commitment necessary to make a significant contribution to RealNetworks. Relevant qualifications for RealNetworks' directors include: (1) exemplary personal and professional ethics and integrity; (2) the ability to engage in objective, fair and forthright deliberations; (3) operating experience at a policy-making level in business(es) relevant to RealNetworks' current and future plans; (4) independent judgment; (5) adequate time and personal commitment to provide guidance and insight to management; (6) a commitment to provide long term value to RealNetworks' shareholders; (7) sophisticated business skills to enable rigorous and creative analysis of complex issues; and (8) understanding and experience in relevant markets, technology, operations, finance or marketing in the context of an assessment of the perceived needs of the Board as determined from time to time.

While RealNetworks does not have a formal policy or guidelines regarding diversity of membership of its Board of Directors, the Board recognizes the value of having a Board of Directors that encompasses a broad range of skills, expertise, contacts, industry knowledge and diversity of opinion. Therefore, the Board gives consideration to obtaining a diversity of experience and perspective within the Board and solicits directors' views on a variety of topics, including whether directors as a whole have the appropriate mix of characteristics, attributes, business experience and background to effectively serve as a director of RealNetworks.

The Committee will evaluate potential nominees by reviewing qualifications and references, conducting interviews and reviewing such other information as the Committee members may deem relevant. The Nominating and Corporate Governance Committee may also retain a search firm for this purpose from time to time. Once the Nominating and Corporate Governance Committee has approved a candidate, the Committee will recommend the candidate to the full Board for appointment. The Board ultimately makes all nominations for directors to be considered and voted upon at RealNetworks' annual meetings of shareholders.

Shareholder Nominations and Recommendations for Director Candidates

Shareholder Nominations for Director

Pursuant to RealNetworks' Amended and Restated Bylaws, shareholders who wish to nominate one or more candidates for election as directors at an annual meeting of shareholders must give notice of the proposal to nominate such candidate(s) in writing to the Corporate Secretary of RealNetworks not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting, or, if the date of the annual meeting at which the shareholder proposes to make such nomination is more than 30 days from the first anniversary of the date of the previous year's annual meeting, then the shareholder must give notice in a reasonable time before RealNetworks begins to print and mail its proxy materials. The notice must satisfy certain requirements specified in RealNetworks' Amended and Restated Bylaws, a copy of which will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks. The Nominating and Corporate Governance Committee will evaluate shareholder nominees using the same standards it uses to evaluate other nominees.

No shareholder has presented a timely notice of a proposal to nominate a director this year. Accordingly, the only directors to be elected at the Annual Meeting are Messrs. Benhamou, Bleier, Kimball and Trempont, Ms. Raina and Ms. Roberts. No other nominations are before, or may be brought at, the Annual Meeting.

Shareholder Recommendations for Director

In addition to the general nomination rights of shareholders, the Nominating and Corporate Governance Committee of the Board of Directors will consider Board candidates recommended by qualified shareholders in accordance with a written policy adopted by the Board. To be a qualified shareholder eligible to recommend a candidate to serve on the Board, a shareholder must have continuously held at least 2% of RealNetworks' outstanding securities for at least 12 months prior to the date of the submission of the recommendation.

A qualified shareholder may recommend a Board candidate for evaluation by the Committee by delivering a written notice to the Committee subject to the requirements set forth below. The notice must be received by the Committee not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting. Where RealNetworks changes its annual meeting date by more than 30 days from year to year, the notice must be received by the Committee no later than the close of business on the 10th day following the day on which notice of the date of the upcoming annual meeting is publicly disclosed.

Any Board candidate recommended by a shareholder must be independent of the recommending shareholder in all respects (e.g., free of material personal, professional, financial or business relationships from the proposing shareholder), as determined by the Committee or applicable law. Any Board candidate recommended by a shareholder must also qualify as an "independent director" under applicable Nasdaq rules.

The notice shall also contain or be accompanied by (i) proof of the required stock ownership (including the required holding period) of the proposing shareholder, (ii) a written statement that the qualified shareholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the Board candidate is proposed to be nominated, (iii) the name or names of each shareholder submitting the proposal, the name of the Board candidate, and the written consent of each such shareholder and the Board candidate to be publicly identified, (iv) the recommending shareholder's business address and contact information, and (v) all other information that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended.

With respect to the proposed Board candidate, the following information must be provided:

- name, age, business and residence addresses;
- principal occupation or employment;

- number of shares of RealNetworks' stock beneficially owned (if any);
- a written resume of personal and professional experiences;
- a statement from the recommending shareholder in support of the candidate, references for the candidate, and an indication of the candidate's willingness to serve, if elected;
- all other information relating to the proposed Board candidate that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder; and
- information, documents or affidavits demonstrating to what extent the proposed Board candidate meets the required minimum criteria established by the Committee, and the desirable qualities or skills, described in the RealNetworks policy regarding director nominations.

The notice must also include a written statement that the recommending shareholder and the proposed Board candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation as well as the signature of each proposed Board candidate and of each shareholder submitting the recommendation.

The notice must be delivered in writing, by registered or certified, first-class mail, postage prepaid, to Chair, Nominating and Corporate Governance Committee, RealNetworks, Inc., c/o Corporate Secretary, 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Board Leadership Structure

Currently, the positions of Chief Executive Officer and Chairman of the Board are held by two different individuals. Robert Kimball presently serves as Chief Executive Officer and a member of the Board, and Robert Glaser serves as Chairman of the Board of Directors. On January 12, 2010, Mr. Glaser resigned as our CEO but retained the position of Chairman of the Board. At that time the Board determined that, although no formal policy was in place, the separation of these positions would allow Mr. Kimball to devote his time to the Company's key strategic objectives. Moreover, the Board recognized the value of leveraging Mr. Glaser's longtime leadership and knowledge of the Company through the role of Chairman. The Board and the Nominating and Corporate Governance Committee will continue to assess the appropriateness of this structure as part of the Board's broader strategic planning process.

In 2008, prior to the separation of the positions of CEO and Chairman, our Board determined that it was appropriate to appoint a lead independent director. Since that time, Eric Benhamou has served as our lead independent director, providing strong leadership among the independent directors of our Board. As lead independent director, Mr. Benhamou is responsible for presiding over executive sessions of the independent directors, advising as to the quality, quantity and timeliness of the flow of information from management necessary for independent directors to effectively and responsibly perform their duties, coordinating the activities of the other independent directors, and acting as principal liaison between independent directors and management.

The Board believes that its current leadership structure consisting of a separate Chairman and CEO, and a lead independent director gives the Board flexibility to meet varying business, personnel and organizational needs over time, and demonstrates its commitment to good corporate governance.

Continuing Directors — Not Standing for Election This Year

The following individuals are Class 2 Directors whose terms continue until 2011:

	Biographical Information	Specific Experience, Qualifications and Skills Considered by our Board
Pradeep Jotwani **Age 55** **Director since 2008**	Mr. Jotwani has served on the board of directors of Akeena Solar, Inc., a publicly-traded manufacturer and installer of solar power systems, since August 2009. Mr. Jotwani served as a consulting operating executive at Vector Capital, a private equity firm, from May 2009 to April 2010. From 1982 through 2007, he held a number of senior management positions in Europe and the United States with Hewlett-Packard Company, a leading provider of printing and personal computing products and IT services, software and solutions. From 2002 to 2007, Mr. Jotwani served as Senior Vice President and head of Hewlett-Packard's $16 billion Printing Supplies business and prior to that was President of Hewlett-Packard's Consumer Business Organization. Mr. Jotwani serves on the board of directors of Printronix, Inc., a leading provider of line matrix printers for the industrial marketplace. He also serves as a trustee of the Crystal Springs Uplands School and he serves on the advisory board of the Markulla Center of Applied Ethics at Santa Clara University. Mr. Jotwani holds a Bachelor's degree in Mechanical Engineering from the Indian Institute of Technology in Kanpur, India, a Master's degree in Industrial Engineering from the University of Wisconsin in Madison and a Master's degree in Business Administration from Stanford University.	Senior leadership and business strategy experience with technology companies Industry experience through employment with technology companies Service as a director of public companies
Jonathan D. Klein **Age 50** **Director since 2003**	Mr. Klein is a co-founder of Getty Images, Inc., a provider of imagery and related products and services, where he has served as Chief Executive Officer and a director since its inception in 1995. Prior to founding Getty Images, Mr. Klein served as a director of London-based investment bank Hambros Bank Limited, where he led the bank's media industry group. Mr. Klein also serves on the boards of Getty Investments L.L.C., Daylife, Life.com, The Groton School, the Global Business Coalition on HIV/AIDS and Friends of the Global Fight Against AIDS, Tuberculosis and Malaria. Mr. Klein holds a Master's Degree from Cambridge University.	Senior leadership and business strategy experience gained through founding a company and through service as a Chief Executive Officer Service as a director of public companies Media industry experience

The following individual is a Class 3 Director whose term continues until 2013:

	Biographical Information	Specific Experience, Qualifications and Skills Considered by our Board
Robert Glaser **Age 48** **Director since 1994**	Mr. Glaser has served as Chairman of the Board of Directors of RealNetworks since its inception in 1994 and as Chief Executive Officer of RealNetworks from 1994 until January 2010. Mr. Glaser has served as a venture partner at Accel Partners, a venture capital firm, since May 2010. Mr. Glaser's professional experience also includes ten years of employment with Microsoft Corporation where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University.	Senior leadership and business strategy experience gained through founding a company and through service as an executive at technology companies Historical knowledge of RealNetworks through 16 years of service as Chief Executive Officer and Chairman of the Board

Proxy Statement

Meetings of the Board and Committees

The Board meets on a regularly scheduled basis during the year to review significant developments affecting RealNetworks and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between regularly scheduled meetings. The Board of Directors met 16 times during RealNetworks' fiscal year ended December 31, 2009. The independent members of the Board of Directors regularly met in executive session without management present. No incumbent member attended fewer than 75% of the aggregate number of meetings of the Board of Directors held during the period for which he or she has been a director. No incumbent member attended fewer than 75% of the aggregate number of meetings of any Board committees on which he or she served held during the periods that he or she served during the fiscal year.

Committees of the Board

The Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategic Transactions Committee. Applying the rules of the Nasdaq Stock Market and the SEC, the Board has determined that all members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are "independent." Committee membership as of September 3, 2010, the record date, was as follows:

Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee	Strategic Transactions Committee
Eric A. Benhamou*	Edward Bleier	Eric A. Benhamou	Robert Glaser*
Pradeep Jotwani	Jonathan Klein	Pradeep Jotwani*	Jonathan Klein
Kalpana Raina	Kalpana Raina*	Janice Roberts	Eric A. Benhamou
Dominique Trempont		Dominique Trempont	

* Chairman

Audit Committee. The Audit Committee provides oversight of our accounting and financial reporting processes and financial statement audits, reviews RealNetworks' internal accounting procedures and consults with and reviews the services provided by its independent auditors. All of the members of our Audit Committee

are financially literate pursuant to Nasdaq rules, and our Board has designated Mr. Benhamou as the Audit Committee Financial Expert, as defined by the SEC and applicable listing standards. From January 1, 2009 to May 1, 2009, the Audit Committee was composed of Jeremy Jaech, Messrs. Benhamou and Jotwani and Ms. Raina. Mr. Jaech resigned from the Board effective May 1, 2009. From May 2, 2009 to June 28, 2009, the Audit Committee was composed of Messrs. Benhamou, Jotwani and Ms. Raina. From June 29, 2009 to September 9, 2009, the Audit Committee was composed of John Chapple, Messrs. Benhamou and Jotwani and Ms. Raina. Mr. Chapple resigned from the Board effective September 9, 2009. From September 10, 2009 to December 31, 2009, the Audit Committee was composed of Messrs. Benhamou and Jotwani and Ms. Raina. The Board of Directors has adopted a written charter for the Audit Committee which can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Audit Committee met six times during the fiscal year ended December 31, 2009.

Compensation Committee. The Compensation Committee establishes, reviews and recommends to the Board the compensation and benefits to be provided to the executive officers of RealNetworks and reviews general policy matters relating to employee compensation and benefits. Prior to May 2, 2009, the Compensation Committee was composed of Messrs. Benhamou, Jotwani and Jaech. From May 2, 2009 to June 28, 2009, the Compensation Committee was composed of Messrs. Benhamou and Jotwani. From June 29, 2009 to September 9, 2009, the Compensation Committee was composed of Messrs .Benhamou, Jotwani and Chapple. From September 10, 2009 through December 31, 2009, the Compensation Committee was composed of Messrs. Benhamou and Jotwani. The Board of Directors has adopted a written charter for the Compensation Committee which can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Compensation Committee met eight times during the fiscal year ended December 31, 2009 and took action by unanimous written consent on 11 other occasions.

The Compensation Committee has the authority to retain a compensation consultant to assist in the evaluation of executive compensation and has the authority to approve the consultant's fees and retention terms. In 2009, the Compensation Committee engaged Frederic W. Cook & Co., Inc. ("Cook") as its compensation consultant to provide analyses and make recommendations concerning non-management director compensation. Cook was also engaged by RealNetworks' human resources department to provide guidance and recommendations in connection with RealNetworks' stock option exchange program for employees other than Section 16 officers. In this role, Cook worked with and received instructions from members of our human resources department.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee searches for and recommends to the Board potential nominees for Board positions, makes recommendations to the Board regarding size and composition of the Board, and develops and recommends to the Board the governance principles applicable to RealNetworks. The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee which can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Nominating and Corporate Governance Committee met six times during the fiscal year ended December 31, 2009.

Strategic Transactions Committee. Pursuant to our Amended and Restated Articles of Incorporation, the approval of the Strategic Transactions Committee is required before the Board of Directors may:

- adopt a plan of merger;
- authorize the sale, lease, exchange or mortgage of (a) assets representing more than 50% of the book value of RealNetworks' assets prior to the transaction or (b) any other asset or assets on which the long-term business strategy of RealNetworks is substantially dependent;
- authorize the voluntary dissolution of RealNetworks; or
- take any action that has the effect of the foregoing clauses.

From January 1, 2009 to May 1, 2009, the Strategic Transactions Committee was composed of Messrs. Glaser, Klein and Jaech. Mr. Jaech resigned from the Board of Directors effective of May 1, 2009. From May 2, 2009 to December 31, 2009, the Strategic Transactions Committee was composed of Messrs. Glaser and Klein. A written charter for the Strategic Transactions Committee can be found on our corporate website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance." The Strategic Transactions Committee met one time during the fiscal year ended December 31, 2009.

Board Oversight of Risk

The Company's management team is responsible for the day-to-day management of risks the Company faces, while the Board of Directors oversees the Company's risk management, both as a full Board of Directors and through its committees. The Board obtains information and insight on the Company's risk management from the Company's senior executives who attend Board meetings and are available to address any questions or concerns raised by the Board on risk management-related and any other matters. The Board also gains information from presentations prepared by senior management on strategic and significant operational matters involving our business. The Board of Directors also periodically reviews and approves the Company's strategic plans and initiatives, including the related expected opportunities and challenges facing the business and the execution of those plans.

The Board of Directors has delegated the oversight of certain risk areas to Board committees that assist the Board in fulfilling its risk oversight responsibility. For example, the Audit Committee has the responsibility to consider and discuss the Company's major financial risk exposures and the steps management has taken to monitor and control these risks. The Audit Committee also monitors compliance with legal and regulatory requirements, reviews legal matters that could have a significant financial impact on the Company and oversees the performance of the Company's internal audit function. In addition, the Audit Committee monitors the Company's code of ethics and oversees the Company's procedures for handling employee complaints regarding accounting, accounting controls and auditing matters.

The Audit Committee also reviews the annual comprehensive enterprise risk assessment performed by the Company's internal audit department that encompasses a number of significant areas of risk, including strategic, operational, compliance, investment and financial risks. This assessment process is designed to gather data regarding the most important risks that could impact the Company's ability to achieve its objectives and execute its strategies and entails reviewing critical Company policies and strategies as well as monitoring of emerging industry trends and issues. The assessment is reviewed by the Company's Chief Executive Officer and Chief Financial Officer and presented to the Audit Committee to facilitate discussion of any high risk areas.

The Board of Directors has also delegated to other committees the oversight of risk within their areas of responsibilities and expertise. The Compensation Committee reviews and approves the compensation for the Company's executive officers (other than the Chief Executive Officer) and its relationship to the Company's strategy and business plans and, in connection with those responsibilities, conducts an annual review of the Company's risk assessment of its compensation policies and practices for its employees. The Nominating and Corporate Governance Committee oversees the risk associated with the Company's corporate governance policies and practices. Each Board Committee is responsible for reporting its findings and recommendations, as appropriate, to the full Board of Directors.

Policy Regarding Director Attendance at Annual Meetings of Shareholders

We have a policy that at least one member of our Board of Directors will attend each annual meeting of shareholders, and all directors are encouraged to attend shareholder meetings. We will reimburse directors for reasonable expenses incurred in attending annual meetings of shareholders. One director attended the annual meeting of shareholders held on September 21, 2009.

Code of Business Conduct and Ethics

RealNetworks has adopted a Code of Business Conduct and Ethics that applies to all of RealNetworks' employees, officers and directors. RealNetworks' Code of Business Conduct and Ethics is publicly available on its website *(www.realnetworks.com/company/investor* under the caption "Corporate Governance"*)*, or can be obtained without charge by written request to RealNetworks' Corporate Secretary at the address of RealNetworks' principal executive office. RealNetworks intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to or waiver from the application of the Code of Business Conduct and Ethics that applies to the Chief Executive Officer or the Chief Financial Officer, and any other applicable accounting and financial employee, by posting such information on its website at *www.realnetworks.com/company/investor* under the caption "Corporate Governance."

VOTING SECURITIES AND PRINCIPAL HOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of September 3, 2010, information regarding beneficial ownership of the Common Stock by (a) each person known to RealNetworks to be the beneficial owner of more than five percent of RealNetworks' outstanding common stock, (b) each director, (c) RealNetworks' Chief Executive Officer during the year ended December 31, 2009, (d) RealNetworks' Chief Financial Officer during the year ended December 31, 2009, (e) the three other most highly compensated executive officers serving as executive officers during the year ended December 31, 2009, and (f) all of RealNetworks' executive officers and directors as a group. Percentage of beneficial ownership is based on 135,638,895 shares outstanding as of September 3, 2010. The mailing address for each named executive officer and director in the table below is c/o RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Common Stock Outstanding
Robert Glaser(2)	51,797,024	38.0%
T. Rowe Price Associates, Inc.(3)	9,857,900	7.3
Dimensional Fund Advisors LP(4)	8,613,647	6.4
Eric A. Benhamou(5)	322,920	*
Edward Bleier(6)	451,000	*
Pradeep Jotwani(7)	90,000	*
Robert Kimball(8)	982,197	*
Jonathan D. Klein(9)	369,898	*
Kalpana Raina(10)	362,343	*
Janice Roberts	0	*
Dominique Trempont	0	*
Michael Eggers(11)	475,926	*
John Barbour(12)	437,500	*
John Giamatteo(13)	33,712	*
Hank Skorny(14)	129,375	*
All directors and executive officers as a group (13 persons)(15)	55,856,679	39.9%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the beneficial owner exercises voting or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of September 3, 2010 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, and subject to community property laws where applicable, RealNetworks believes, based on information provided by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes 1,836,405 shares of Common Stock owned by the Glaser Progress Foundation, of which Mr. Glaser is trustee. Mr. Glaser disclaims beneficial ownership of these shares. Also includes 625,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of September 3, 2010.



(3) Information is based on a Schedule 13G filed with the SEC on February 12, 2010 by T. Rowe Price Associates, Inc. ("Price Associates"). Price Associates reported that as of December 31, 2009, it beneficially owned an aggregate of 9,857,900 shares of common stock and that its address is 100 E. Pratt Street, Baltimore, Maryland 21202. These securities are owned by various individual and institutional investors including T. Rowe Price Science & Technology Fund, Inc. which owns 6,859,600 shares representing 5% of the shares outstanding, for which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates, Inc. expressly disclaims that it is the beneficial owner of such securities.

(4) Information is based on a Schedule 13G filed with the SEC on February 8, 2010 by Dimensional Fund Advisors LP ("Dimensional"). Dimensional reported that as of December 31, 2009, it beneficially owned an aggregate of 8,613,647 shares of common stock and that its address is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. While Dimensional possesses investment and/or voting power over these shares and therefore may be deemed to be the beneficial owner of such shares, Dimensional disclaims beneficial ownership of these shares.

(5) Includes 32,920 shares of common stock owned by the Eric and Illeana Benhamou Living Trust. Also includes 290,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 3, 2010.

(6) Includes 450,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 3, 2010.

(7) Includes 90,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 3, 2010.

(8) Includes 951,764 shares of common stock issuable upon exercise of options exercisable within 60 days of September 3, 2010.

(9) Includes 325,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 3, 2010.

(10) Includes 360,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 3, 2010.

(11) Includes 455,013 shares of common stock issuable upon exercise of options exercisable within 60 days of September 3, 2010.

(12) Includes 437,500 shares of common stock issuable upon exercise of options exercisable within 60 days of September 3, 2010. Mr. Barbour's employment by RealNetworks, Inc. terminated on August 13, 2010.

(13) Based on direct holdings as of September 3, 2010. Mr. Giamatteo's employment by RealNetworks terminated on April 2, 2010.

(14) Includes 129,375 shares of common stock issuable upon exercise of options exercisable within 60 days of September 3, 2010.

(15) Includes an aggregate of 4,069,902 shares of common stock issuable upon exercise of options exercisable within 60 days of September 3, 2010.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires RealNetworks' executive officers, directors, and persons who own more than ten percent of a registered class of RealNetworks' equity securities to file reports of ownership and changes of ownership with the SEC. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish RealNetworks with copies of all such reports they file. Specific due dates have been established by the SEC, and RealNetworks is required to disclose in this Proxy Statement any failure to file by those dates.

Based solely on its review of the copies of such reports received by RealNetworks, and on written representations by the executive officers and directors of RealNetworks regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, RealNetworks believes that, with respect to its fiscal year ended December 31, 2009, all of the executive officers and directors of RealNetworks, and all of the persons known to RealNetworks to own more than ten percent of the Common Stock, complied with all such reporting requirements.

Compensation Committee Interlocks and Insider Participation

From January 1, 2009 to May 1, 2009, the Compensation Committee was composed of Messrs. Benhamou, Jotwani and Jaech. Mr. Jaech resigned from the Board of Directors effective of May 1, 2009. From May 2, 2009 to June 28, 2009, the Compensation Committee was composed of Messrs. Benhamou and Jotwani. From June 29, 2009 to September 9, 2009, the Compensation Committee was composed of Messrs. Benhamou, Jotwani and Chapple. Mr. Chapple resigned from the Board of Directors effective September 9, 2009. From September 10, 2009 through December 31, 2009, the Compensation Committee was composed of Messrs. Benhamou and Jotwani. In 2009, no executive officer of RealNetworks served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of RealNetworks' Board of Directors or Compensation Committee. In addition, no interlocking relationship existed between any member of our Compensation Committee and any member of the compensation committee of any other company.

Change-in-Control Arrangements

RealNetworks 2005 Stock Incentive Plan. The Compensation Committee of the Board of Directors may determine at the time an award is granted under the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (the "2005 Plan"), that upon a "Change of Control" of RealNetworks (as that term may be defined in the agreement evidencing an award), (a) options and stock appreciation rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable or may be cancelled and terminated without payment therefor if the fair market value of one share of RealNetworks' Common Stock as of the date of the Change of Control is less than the per share option exercise price or stock appreciation right grant price, (b) restrictions and deferral limitations on restricted stock awards lapse and the restricted stock becomes free of all restrictions and limitations and becomes fully vested, (c) performance awards shall be considered to be earned and payable (either in full or pro rata based on the portion of performance period completed as of the date of the Change of Control), and any deferral or other restriction shall lapse and such performance awards shall be immediately settled or distributed, (d) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards shall lapse, and such other stock unit awards or such other awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, and (e) such other additional benefits as the Compensation Committee deems appropriate shall apply, subject in each case to any terms and conditions contained in the agreement evidencing such award.

For purposes of the 2005 Plan, a "Change of Control" shall mean an event described in an agreement evidencing an award or such other event as determined in the sole discretion of the Board. The Compensation Committee may determine that, upon the occurrence of a Change of Control of RealNetworks, each option and stock appreciation right outstanding shall terminate within a specified number of days after notice to the participant, and/or that each participant shall receive, with respect to each share of Common Stock subject to such option or stock appreciation right, an amount equal to the excess of the fair market value of such share immediately prior to the occurrence of such Change of Control over the exercise price per share of such option and/or stock appreciation right; such amount to be payable in cash, in one or more kinds of stock or property, or in a combination thereof, as the Committee, in its discretion, shall determine.

If in the event of a Change of Control the successor company assumes or substitutes for an option, stock appreciation right, share of restricted stock or other stock unit award, then such outstanding option, stock appreciation right, share of restricted stock or other stock unit award shall not be accelerated as described above. An option, stock appreciation right, share of restricted stock or other stock unit award shall be considered assumed or substituted for if following the Change of Control the award confers the right to purchase or receive, for each share subject to the option, stock appreciation right, restricted stock award or other stock unit award immediately prior to the Change of Control, the consideration received in the transaction constituting a Change of Control by holders of shares for each share held on the effective date of such transaction; provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an option, stock appreciation right, restricted stock award or other stock unit award, for each share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of shares in the transaction constituting a Change of Control. Notwithstanding the foregoing, on such terms and conditions as may be set forth in the agreement evidencing an award, in the event of a termination of a participant's employment in such successor company within a specified time period following such Change in Control, each award held by such participant at the time of the Change in Control shall be accelerated as described above.

RealNetworks 1996 Stock Option Plan, 2000 Stock Option Plan and 2002 Director Stock Option Plan. Under RealNetworks' 1996 Stock Option Plan (the "1996 Plan"), 2000 Stock Option Plan (the "2000 Plan") and 2002 Director Stock Option Plan (the "2002 Plan"), as any of such plans have been amended and restated (the "Plans"), each outstanding option issued under the Plans will become exercisable in full in respect of the aggregate number of shares covered thereby in the event of:

- any merger, consolidation or binding share exchange pursuant to which shares of Common Stock are changed or converted into or exchanged for cash, securities or other property, other than any such transaction in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction the same proportionate ownership of the common stock of, and the same voting power with respect to, the surviving corporation;
- any merger, consolidation or binding share exchange in which the persons who hold Common Stock immediately prior to the transaction have immediately following the transaction less than a majority of the combined voting power of the outstanding capital stock of RealNetworks ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors;
- any liquidation or dissolution of RealNetworks;
- any sale, lease, exchange or other transfer not in the ordinary course of business (in one transaction or a series of related transactions) of all, or substantially all, of the assets of RealNetworks; or
- any transaction (or series of related transactions), consummated without the approval or recommendation of the Board of Directors, in which (i) any person, corporation or other entity (excluding RealNetworks and any employee benefit plan sponsored by RealNetworks) purchases any Common Stock (or securities convertible into Common Stock) for cash, securities or any other consideration pursuant to a tender offer or exchange offer, or (ii) any person, corporation or other entity (excluding RealNetworks and any employee benefit plan sponsored by RealNetworks) becomes the direct or indirect beneficial owner of securities of RealNetworks representing fifty percent (50%) or more of the combined voting power of the then outstanding securities of RealNetworks ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

Except as otherwise provided in an agreement evidencing an award under the Plans, the administrator of the Plans may, in its discretion, determine that outstanding options issued under the Plans will not become exercisable on an accelerated basis in connection with any of the transactions described above if the RealNetworks Board of Directors or the surviving or acquiring corporation, as the case may be, has taken action

to provide for (a) the substitution of outstanding options granted under the Plans for equitable options in the surviving or acquiring corporation, (b) the assumption of such options by the surviving or acquiring corporation, or (c) the cash payment to each holder of an option of such amount as the plan administrator shall determine represents the then value of such options.

2010 Change-in-Control and Severance Agreements. In January 2010, the Compensation Committee approved change in control and severance arrangements with respect to certain key employees including Messrs. Kimball, Eggers and Skorny. In the event of a "change in control" of RealNetworks, if the employment of Mr. Kimball, Mr. Eggers or Mr. Skorny is terminated without "cause" or any of such executives resigns for "good reason" (as such terms are defined in the Change in Control and Severance Agreement between RealNetworks and each of Messrs. Kimball, Eggers and Skorny) within three months prior to or 24 months following such change in control, Messrs. Kimball, Eggers and Skorny are each entitled to receive a lump sum payment equal to 125% of the sum of his base salary and target bonus, a lump sum payment of his prorated target bonus for any partial annual incentive bonus period, 100% accelerated vesting of his equity awards granted on or after February 1, 2010, extension of the post-termination exercisability of all equity awards (other than incentive stock options) granted before February 1, 2010 for up to 12 months (and solely with respect to Mr. Kimball, the options may be exercised after termination up to the later of (i) termination of his employment or (ii) termination of his Board service, but with respect to all options, no later than the option's original term), and 18 months of Company-paid health coverage. In order for each such executive to receive such severance benefits, he must (i) execute a release of claims in favor of RealNetworks, (ii) agree to a nondisparagement obligation, and (iii) agree to non-solicitation and no-hire obligations for a period of 12 months following termination. For purposes of each of these agreements, "cause" includes, for example, the substantial and continuing failure of the executive, after written notice thereof, to render services to RealNetworks in accordance with the terms or requirements of his employment for reasons other than illness or incapacity, and his violation of any confidentiality or non-competition agreements with RealNetworks or its subsidiaries that results in material harm to RealNetworks. The term "good reason" includes, for example, a material reduction (of more than 10%) in the executive's annual base compensation as in effect immediately prior to such reduction, a material reduction in his annual target bonus opportunity (of more than 10%) and a material change (of more than 50 miles) in the geographic location where he is required to perform his work.

Pursuant to his change in control and severance agreement, Mr. Kimball is entitled to certain additional severance benefits. In the event of Mr. Kimball's termination of employment without "cause" or resignation for "good reason" other than during the change in control period (as such terms are defined in such agreement and described above), Mr. Kimball will receive a lump sum payment equal to 100% of his base salary, accelerated vesting of up to 250,000 shares subject to his option covering 500,000 shares granted on February 1, 2010, 100% accelerated vesting of his option covering 60,000 shares (described above), and extension of post-termination exercisability of all equity awards for up to 12 months (upon the later of (i) termination of his employment or (ii) termination of his Board service, but no later than the option's original term). In order to receive the severance benefits under his change in control and severance agreement, Mr. Kimball must (i) execute a release of claims in favor of the Company, (ii) agree to a nondisparagement obligation, and (iii) agree to non-solicitation and no-hire obligations for a period of 12 months following termination.

Equity Compensation Plans

As of December 31, 2009, we had awards outstanding under five equity compensation plans. These plans include the RealNetworks, Inc. 1995 Stock Option Plan (1995 Plan), the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (1996 Plan), the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (2000 Plan), the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (2005 Plan), and the RealNetworks, Inc. 2002 Director Stock Option Plan (2002 Plan). In addition, the RealNetworks, Inc. 2007 Employee Stock Purchase Plan (2007 ESPP) became effective on January 1, 2008. The 1995 Plan, 1996 Plan, 2002 Plan, 2005 Plan and 2007 ESPP have been approved by our shareholders. The 2000 Plan has not been approved by our shareholders.

In 2005, our shareholders approved the 2005 Plan and upon this approval of the 2005 Plan, we terminated the 1995 Plan, the 1996 Plan, the 2000 Plan and the 2002 Plan. In 2007, our shareholders approved an amended and restated 2005 Plan, and upon this approval, we terminated the RealNetworks, Inc. Director Compensation Stock Plan. As a result of the termination of these Plans, all new equity awards will be issued under the 2005 Plan. In 2007, our shareholders also approved the 2007 ESPP. The initial offering period under the 2007 ESPP commenced on January 1, 2008.

The following table aggregates the data from our plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (in 000's)(a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (in 000's)(c)
Equity compensation plans approved by security holders	26,045	$ 6.72	15,451(1)(2)
Equity compensation plans not approved by security holders	53	$10.45	—
Total	26,098	$ 6.74	15,451

(1) On January 1, 2008, the 2007 ESPP became effective. Column (c) above excludes the 1,500,000 shares of the Company's common stock that are authorized for issuance pursuant to the 2007 ESPP.

(2) Includes shares available for future issuances pursuant to the Real Networks, Inc. 2007 Director Compensation Stock Plan (2007 Director Plan), a sub-plan that operates and is administered under the 2005 Plan. Under the 2007 Director Plan, outside directors may elect to receive all or a portion of his or her quarterly director compensation in shares of the Company's common stock in lieu of cash. Shares issued to directors under the 2007 Director Plan are issued from the shares reserved under the 2005 Plan.

Equity Compensation Plans Not Approved By Security Holders. The Board of Directors adopted the 2000 Plan to enable the grant of nonqualified stock options to employees and consultants of RealNetworks and its subsidiaries who are not otherwise officers or directors of RealNetworks. The 2000 Plan has not been approved by RealNetworks' shareholders. The Compensation Committee of the Board of Directors is the administrator of the 2000 Plan, and as such determines all matters relating to options granted under the 2000 Plan. Nonqualified stock options granted pursuant to the 2000 Plan were granted with exercise prices equal to the fair market value of RealNetworks' common stock on the date of grant and typically vest over five years as determined by the Compensation Committee or pursuant to delegated authority as provided in the 2000 Plan. In June 2005, the 2000 Plan was terminated and the remaining available shares were transferred to the 2005 Plan.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis discusses the principles underlying our executive compensation program and the important factors relevant to the analysis of the compensation of our executive officers. We refer to the individuals who served as our Chief Executive Officer and Chief Financial Officer during 2009, as well as the other individuals included in the Summary Compensation Table on page 43, as our "Named Executive Officers." The Named Executive Officers are included in the group of individuals identified as "executives" or "executive officers."

Role of the Compensation Committee

The Compensation Committee of the Board of Directors is responsible for the oversight of our executive compensation program. Each director who served on the Compensation Committee in 2009 was, and each current member of the Compensation Committee is, a a non-employee Director within the meaning of Rule 16b-3 under Section 16 of the Securities Exchange Act of 1934, as amended, an outside Director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and an independent Director under Rule 5605(a)(2) of the Nasdaq Listing Rules. The Compensation Committee's purpose is to discharge the Board's responsibilities relating to compensation of our executive officers. The Compensation Committee has overall responsibility for approving and evaluating the executive officer compensation plans, policies and programs of the Company. The Compensation Committee's functions include:

- periodically reviewing and making recommendations to the independent members of our Board of Directors regarding the employee agreements or arrangements with, and compensation and termination of, the Chief Executive Officer;
- reviewing and establishing the employee agreements or arrangements with, and compensation and termination of, our executive officers other than the Chief Executive Officer;
- establishing and revising employee incentive compensation plans (other than with respect to the Chief Executive Officer);
- carrying out duties assigned to the Compensation Committee under any stock option plan or other plan and granting stock options and other equity awards to officers of the Company (other than the Chief Executive Officer);
- making regular reports to the Board of Directors; and
- performing duties as assigned by the Board of Directors.

The Compensation Committee may delegate authority to subcommittees, retain or terminate any compensation consultant and obtain advice and assistance from internal or external legal, accounting or other advisers.

Overview of Executive Compensation Program

In establishing executive compensation, the Compensation Committee is generally guided by the following philosophy and objectives:

- *Attract, motivate and retain the best executives.* The total compensation for executive officers should be competitive with the compensation paid by similarly situated companies in the digital media, technology and other relevant industries and the compensation packages offered by other private and public companies with which we believe we compete for talent, and should enhance retention by having long-term incentives that are subject to multi-year vesting.
- *Reward individual performance against the achievement of measurable performance targets.* The compensation packages provided to our executive officers should include compensation that rewards performance as measured against established annual and strategic goals. These goals may cover both the unit for which the executive is responsible and the company as a whole.
- *Provide pay incentives that align executive compensation with the long-term interests of all of our stakeholders — shareholders, customers and employees.* Executive compensation should be designed to motivate executives to build a growing, profitable and sustainable business. This can best be achieved by encouraging our executive officers to conceive, develop and market the best products and services in our chosen markets and to exceed customer expectations.

- *Executive compensation elements do not encourage excessive risk taking.* Elements of the overall compensation packages provided to our executive officers should provide a balance between fixed and variable elements that are established at sufficient levels to discourage excessive risk taking.

Additionally, in 2009, the Compensation Committee recognized that the global economic recession created a difficult business environment for RealNetworks and that its decisions relating to executive compensation should consider these challenges as part of the Company's overall objective to be prudent in how it utilizes resources and manages costs.

Role of Management in Compensation Decisions

In 2009, the Compensation Committee approved the final determination of compensation for our executive officers other than the Chief Executive Officer. The Compensation Committee engaged Buck Consultants, a human resources consulting firm that is an independent third party consultant to the Company ("Buck"), to provide recommendations relating to the Chief Executive Officer's compensation for its review. Members of the Company's Human Resources department also provided their views relating to the Chief Executive Officer's compensation. The Compensation Committee and the other independent Directors considered the recommendations (but were not obligated to take any of them) and approved the final determination of compensation for the Chief Executive Officer. The Compensation Committee meets without the Chief Executive Officer or other members of management present during deliberations concerning the Chief Executive Officer's compensation. The Compensation Committee has final authority to exercise its discretion in setting compensation amounts or awards for executives and is not bound by the recommendations of the Chief Executive Officer nor of any consultant.

In January 2010, Robert Glaser, our founder, Chairman and Chief Executive Officer since RealNetworks' inception in 1994, resigned as Chief Executive Officer and Robert Kimball was appointed President and Acting Chief Executive Officer. Mr. Glaser remains the Chairman of the Board of Directors. With respect to executive officers other than Mr. Kimball, the recommendations of Mr. Kimball are considered by the Compensation Committee when determining the compensation of these executive officers. With respect to Mr. Kimball's compensation, the Compensation Committee engaged Frederic W. Cook & Co., Inc. ("Cook") to provide recommendations.

Benchmarking

Our Human Resources department periodically obtains executive compensation data from outside compensation consultants and/or salary surveys that reflect a peer group of other technology companies and considers this data when making recommendations to the Compensation Committee regarding employment offers to and compensation packages for our executive officers. The Compensation Committee also recognizes that we compete for executive talent with companies that are significantly larger than us, and therefore, it may also consider compensation data from larger companies from time to time when determining executive compensation.

In 2008, RealNetworks' management engaged Cook to provide analysis and advice with respect to the compensation of our executive officers other than the Chief Executive Officer (the "2008 Cook Data"). The 2008 Cook Data, together with internal comparators, provided the primary foundation for the establishment of compensation of our executive officers other than the Chief Executive Officer that was in effect throughout 2009.

As part of its compensation analysis, Cook utilized compensation data from a peer group of 14 companies that it determined best represent the competitive labor market in which RealNetworks competes for executive talent (the "2008 Compensation Peer Group"). The companies comprising the 2008 Compensation Peer Group are:

Avid Technologies, Inc.	Getty Images, Inc.*	Red Hat, Inc.	ValueClick, Inc.
CNET Networks, Inc.*	Interactive Data Corp.	Shutterfly Inc.	Vignette Corporation**
F5 Networks, Inc.	Move Inc.	TiVo Inc.	WebMD Health Corp.
Gemstar-TV Guide International, Inc.*	Netflix, Inc.		

* acquired in 2008

** acquired in 2009

In reviewing cash compensation, Cook created cash compensation benchmarks using weighted averages of data disclosed in regulatory reports by companies in the 2008 Compensation Peer Group and data from a survey of technology companies with annual revenue of between $200 million and $1 billion. Cook also conducted a review of total target annual cash compensation consisting of annual base salary and target cash incentive compensation and the long-term equity compensation of executives in the 2008 Compensation Peer Group, including carried-interest equity ownership.

Management also engaged Cook in 2008 to provide analysis and advice with respect to the compensation of John Barbour, who joined RealNetworks in October 2008 as the President of RealNetworks' Games division. As part of their compensation analysis, Cook utilized compensation data from a peer group of 15 companies (the "Compensation Peer Group") as set forth below:

CNET Networks, Inc.*	Midway Games, Inc.**	Sonic Solutions	TiVo Inc.
Digimarc Corporation	Move Inc.	The Knot Inc.	United Online, Inc.
DivX, Inc.	Orbitz Worldwide, Inc.	TheStreet.com, Inc.	Vignette Corporation**
Glu Mobile Inc.	Shutterfly, Inc.	THQ Inc.	

* acquired in 2008

** acquired in 2009

The Compensation Peer Group used in determining Mr. Barbour's compensation differed from the 2008 Compensation Peer Group because RealNetworks hired Mr. Barbour to lead its Games division as President. The Compensation Committee determined Mr. Barbour's compensation in the context of RealNetworks' previously announced intention to separate the Games division from the Company, after which RealNetworks expected Mr. Barbour would be the chief executive officer of the new entity.

Based on the Compensation Peer Group data and Cook's recommendations, the Compensation Committee approved an annual base salary for 2009 of $450,000 for Mr. Barbour, which is between 50% and 75% of competitive market rates. Mr. Barbour's target performance-based cash incentive compensation was established at 100% of his annual base salary, which is approximately 75% of competitive market rates. After considering the analysis provided by Cook and that Mr. Barbour was expected to lead the Games division through its anticipated separation from RealNetworks, the Compensation Committee believed that setting Mr. Barbour's compensation at these targets and targeted range was appropriate. The Company subsequently terminated Mr. Barbour's employment effective August 13, 2010.

2009 Executive Compensation

Compensation of the Chief Executive Officer

In 2009, the Compensation Committee retained Buck to provide analysis and recommendations with respect to the 2009 compensation of Robert Glaser, our then (but now former) Chief Executive Officer. As part of their compensation analysis, Buck utilized compensation data from a peer group of 14 companies (the "2009 CEO Peer Group") as set forth below:

Avid Technologies, Inc.	Getty Images, Inc.*	Red Hat, Inc.	ValueClick, Inc.
CNET Networks, Inc.*	Interactive Data Corp.	Shutterfly Inc.	Vignette Corporation**
F5 Networks, Inc.	Move Inc.	TiVo Inc.	WebMD Health Corp.
Gemstar-TV Guide International, Inc.*	Netflix, Inc.		

* acquired in 2008

** acquired in 2009

The size of the 2009 CEO Peer Group was increased to 14 companies as compared to 10 companies used in RealNetworks' analysis of the 2008 compensation of Mr. Glaser in order to reflect a broader representation of compensation data on which Buck's analysis and recommendations would be based. The addition of certain companies to, and the removal of other companies from, the 2009 CEO Peer Group as compared to 2008 was deemed appropriate by the Compensation Committee in order to reflect a more representative sampling of companies that are similar in size and scope to RealNetworks.

Buck analyzed the total compensation for chief executive officers in the 2009 CEO Peer Group who had been employed in their positions for at least 12 months. In developing its recommendations, Buck considered compensation based on several market positions, some of which were below market median and some of which were above market median. Based on the Buck analysis, in April 2009 the Compensation Committee and the independent members of the Board of Directors approved an annual base salary of $275,000 for Mr. Glaser effective January 1, 2009, which is approximately 50% of competitive market rates of the 2009 CEO Peer Group for annual base salary. Previously, Mr. Glaser's annual base salary was established at $1. Performance-based cash incentive compensation (the "2009 CEO Incentive Plan") was approved in the amount of $550,000 for achievement of target goals at a level of 100%, which is approximately 100% of competitive market rates of the 2009 CEO Peer Group for cash incentive compensation. Total target 2009 cash compensation for Mr. Glaser was established below competitive market rates of the 2009 CEO Peer Group. The Compensation Committee and the independent members of the Board of Directors agreed with Buck's recommendations in providing Mr. Glaser with incentive compensation that is weighted more heavily than his annual base salary in consideration of his responsibilities to lead the Company and in order to motivate him to drive the Company's success. The Compensation Committee also considered the reimbursement of certain private chartered aircraft expenses paid by Mr. Glaser for RealNetworks business travel, as described below, in determining Mr. Glaser's total cash compensation for 2009.

The Compensation Committee and the independent members of the Board of Directors also approved the reimbursement of private chartered aircraft expenses paid by Mr. Glaser for RealNetworks business travel up to a maximum of $500,000 in 2009. This maximum amount is a decrease of 50% from the maximum reimbursement amount approved with respect to 2008 business travel in recognition of the fact that due to challenging economic conditions, the Compensation Committee expected that Mr. Glaser would travel less frequently by private chartered aircraft in 2009. In making this adjustment, the Compensation Committee also acknowledged that in considering Mr. Glaser's overall compensation, the reduction in the travel reimbursement limit was partially mitigated by an increase in Mr. Glaser's 2009 annual base salary. The reimbursement of reasonable business-related chartered aircraft expenses was conditioned upon the proper substantiation and documentation of all of Mr. Glaser's business-related travel. Amounts reimbursed to Mr. Glaser for reasonable and substantiated business-related travel constitute tax deductible business expenses for RealNetworks and do not constitute income to Mr. Glaser. Personal travel (that is, travel without a substantiated business-related purpose) was not eligible for reimbursement.

The target payout for Mr. Glaser under the 2009 CEO Incentive Plan was based equally on the achievement of RealNetworks' annual consolidated revenue and EBITDA targets in 2009 such that he would earn $275,000 for 100% achievement of the consolidated corporate revenue target and $275,000 for 100% achievement of the corporate EBITDA target. Business targets for the 2009 CEO Incentive Plan were established at the beginning of the plan year and were derived from RealNetworks' strategic business plan. The Compensation Committee's philosophy is to set challenging performance goals for executives, and it therefore established revenue and EBITDA targets under the 2009 CEO Incentive Plan that (a) have a degree of difficulty which the Compensation Committee considers to be challenging but achievable, and (b) require that RealNetworks achieve a high level of financial performance in the context of the current business climate.

Under the 2009 CEO Incentive Plan, Mr. Glaser would have been eligible to earn a maximum of $2,200,000 in performance-based cash incentive compensation in the event of over-achievement against target goals. No portion of the revenue-based payout was earned if less than 90% of the revenue target was achieved. For achievement of the revenue target between 90%-100%, Mr. Glaser was eligible to earn between 70%-100% of the revenue-based payout calculated on a linear basis starting at a 70% payout for achievement of 90% of the revenue target up to a 100% payout for 100% achievement of the revenue target. For achievement of the revenue target between 100%-110%, Mr. Glaser was eligible to earn between 100%-200% of the revenue-based payout calculated on a linear basis starting at a 100% payout for achievement of 100% of the revenue target up to a 200% payout for 110% achievement of the revenue target. For achievement of the revenue target between 110%-120%, Mr. Glaser was eligible to earn between 200%-400% of the revenue-based payout calculated on a linear basis starting at a 200% payout for achievement of 110% of the revenue target up to a 400% payout for 120% achievement of the revenue target.

For achievement of the EBITDA target between 0%-100%, Mr. Glaser was eligible to earn between 0%-100% of the EBITDA-based payout calculated on a linear basis starting at 0% payout for achievement of 0% to a 100% payout for 100% achievement of the EBITDA target. For achievement of the EBITDA target between 100%-160%, Mr. Glaser was eligible to earn between 100%-200% of the EBITDA-based payout calculated on a linear basis starting at a 100% payout for achievement of 100% of the EBITDA target up to a 200% payout for 160% achievement of the EBITDA target. For achievement of the EBITDA target between 160%-200%, Mr. Glaser was eligible to earn between 200%-400% of the EBITDA-based payout calculated on a linear basis starting at 200% payout for achievement of 160% of the EBITDA target up to a 400% payout for 200% achievement of the EBITDA target.

A summary of the payout mechanics of the 2009 CEO Incentive Plan is as follows:

Revenue		**EBITDA**	
Attainment	**Incentive Payout**	**Attainment**	**Incentive Payout**
<90%	No payout	0% - 100%	0 - 100%
90% - 100%	70% - 100%	100% - 160%	100% - 200%
>100% - 110%	100% - 200%	160% - 200%	200% - 400%
>110% - 120%	200% - 400%		

The 2009 corporate revenue and EBITDA targets against which performance under the 2009 CEO Incentive Plan was to be measured are as follows:

2009 Corporate Revenue Target (in millions)	**2009 Corporate EBITDA Target (in millions)**
$627.8	$34.8

Notwithstanding the performance and payout targets established under the 2009 CEO Incentive Plan, the Compensation Committee has the authority and discretion to interpret and administer the 2009 CEO Incentive Plan, including (but not limited to) the authority to determine the size of any payouts. In addition, the Chief Executive Officer must have been employed through the date of payment to be eligible to receive payment under the 2009 CEO Incentive Plan, except in the case of death, disability, or termination other than for cause.

Effective January 12, 2010, Mr. Glaser resigned from his position as Chief Executive Officer of RealNetworks prior to the payout of any award under the 2009 CEO Incentive Plan. Accordingly, Mr. Glaser did not earn a payout under the 2009 CEO Incentive Plan.

In considering whether to grant additional equity compensation to our Chief Executive Officer in 2009, the Compensation Committee considered the effectiveness of providing additional equity compensation in situations where an executive has significant equity ownership, particularly in relation to the potential dilution that may result from such grants. In light of Mr. Glaser's significant equity ownership, the Compensation Committee determined that the elements of Mr. Glaser's compensation arrangements must be determined with reference to his significant ownership position so that his overall compensation is structured to provide effective incentives while addressing potential dilution concerns. At the time it considered equity compensation for Mr. Glaser, the Compensation Committee concluded that Mr. Glaser had sufficient long-term incentive compensation through the CEO Incentive Plan and the return on the value of additional equity compensation did not outweigh the impact of increased dilution. Accordingly, the Compensation Committee did not grant additional equity compensation to Mr. Glaser in 2009.

In April 2010, the Compensation Committee approved payments to Mr. Glaser consisting of $250,958, the amount Mr. Glaser would have earned under the 2009 CEO Incentive Plan had he remained employed by RealNetworks on the date payments were made under the Company's cash incentive plans, and an additional severance amount of $149,042.

Compensation of Named Executive Officers Other than the Chief Executive Officer

For 2009, the principal components of compensation for our Named Executive Officers other than the Chief Executive Officer were:

- base salary;
- performance-based short-term cash incentive compensation through the 2009 Executive MBO Incentive Plan (the "2009 MBO Plan");
- long-term equity incentive compensation (Mr. Skorny);
- discretionary cash bonus awards (Messrs. Eggers and Skorny); and
- benefits, including severance and change in control benefits.

The following table shows the allocation of various compensation elements as a percentage of total compensation earned by or paid to our Named Executive Officers other than the Chief Executive Officer in 2009, except as otherwise noted:

Name and Principal Position	Base Salary	Cash Bonus Awards	Equity Compensation	All Other Compensation
Michael Eggers Senior Vice President, Chief Financial Officer and Treasurer	66.9%	32.2%	0%	(1)
John Barbour President, Games Division	47.2%	30.3%	0%	22.5%
John Giamatteo Former Chief Operating Officer	54.1%	45.4%	0%	(1)
Hank Skorny(2) Senior Vice President, Media Cloud Computing and Services	30.5%	25.7%	43.4%	(1)

(1) Less than 1%. Includes amounts matched under RealNetworks' 401(k) plan and life insurance premiums.

(2) The equity compensation amount for Mr. Skorny was based on the full grant date fair value as determined in accordance with financial statement reporting rules, and does not represent actual compensation earned or received by Mr. Skorny.

The following table shows the 2009 target cash bonus awards for the Named Executive Officers other than the Chief Executive Officer, which are not necessarily amounts actually paid:

Name	2009 Target Cash Bonus Awards
Michael Eggers	$131,175
John Barbour	$450,000
John Giamatteo	$435,000
Hank Skorny	$148,500

2009 Base Salary. We provide Named Executive Officers and other employees with base salary to compensate them for services rendered to RealNetworks and to meet our objective of attracting and retaining executive talent needed to run our business. Base salaries for Named Executive Officers are determined for each executive based on position, responsibility, experience, overall company budgets and competitive market data. When determining base salaries, the Compensation Committee also considers other factors including the salaries established for comparable positions in companies in our industry and geographic region, salaries paid to executives at other companies with which we compete for comparable talent, the historical and comparative compensation levels of our executives and the executive's performance in the preceding year. Base salaries are adjusted from time to time to recognize various levels of responsibility, individual performance, market conditions and internal equity issues. Base salary adjustments are at the discretion of the Compensation Committee.

The Compensation Committee determined that in light of overall economic conditions, our employees and executive officers would not receive merit-based salary increases in 2009 other than in connection with promotions. Accordingly, the base salaries of our Named Executive Officers who were employed by RealNetworks at the end of fiscal year 2008, other than our Chief Executive Officer, remained the same for fiscal year 2009.

2010 Base Salary. In February 2010, the Compensation Committee approved the following increases in the annual base salaries of Messrs. Kimball, Eggers and Skorny based on individual performance and in recognition of the increased scope of their roles and responsibilities as RealNetworks entered into a transition period following Mr. Glaser's resignation as Chief Executive Officer in January 2010:

Name	Salary Increase	Base Salary	Effective Date
Robert Kimball	15%	$425,000	February 2010
Michael Eggers	20%	$350,000	February 2010
Hank Skorny	6%	$350,000	February 2010

The Compensation Committee did not adjust Mr. Barbour's base salary because it believed that Mr. Barbour was sufficiently incentivized at his current salary level. Additionally, Mr. Giamatteo's base salary did not change because he resigned as Chief Operating Officer of the Company in January 2010 effective April 2, 2010.

2009 Performance-based Cash Incentive Compensation. In January 2009, the Compensation Committee approved the 2009 Executive MBO Incentive Plan (the "2009 MBO Plan"). The 2009 MBO Plan is a performance-based cash incentive plan that pays cash awards to participants semi-annually based on the achievement of corporate and/or divisional revenue and EBITDA target goals as of the close of each calendar six-month period. Participants in the 2009 MBO Plan include the Named Executive Officers other than the Chief Executive Officer and the Chief Financial Officer, as well as certain other officers and employees of RealNetworks. A principal element of the Company's strategy is to produce financial results that are in the interests of the Company and its shareholders, and therefore, the inclusion of revenue targets as a performance measure under the 2009 MBO Plan is consistent with the Company's consideration of revenue as a key driver of its success. In addition, the Company believes that EBITDA is a key metric of operational performance, as it

eliminates expenses that are not reflective of underlying business performance. Therefore, EBITDA is also included as a performance measure under the 2009 MBO Plan. The Compensation Committee believes that revenue and EBITDA are appropriate goals in motivating participants in the 2009 MBO Plan since they align the interests of the 2009 MBO plan participants with those of the Company and its shareholders.

In considering ranges for target performance and target payouts for executives participating in the 2009 MBO Plan, the Compensation Committee recognized that the broader economic conditions expected to be experienced during most, if not all, of 2009 would likely significantly impact RealNetworks' business unit and overall corporate performance. Given this expected challenging macroeconomic environment, the Compensation Committee desired to establish ranges for target performance and target payouts that would incentivize our executives to continue to work hard throughout 2009 to achieve target performance, particularly because the Compensation Committee's philosophy is to establish challenging goals for target performance. Accordingly, the Compensation Committee changed the ranges for target performance and target payouts under the 2009 MBO Plan from those established under the 2008 Executive MBO Plan in order to increase the maximum target payouts over a broader range of target performance, to increase the minimum target payout if target performance is achieved and to lower the performance threshold at which a target payout is made with respect to the maximum EBITDA-based payout.

In light of these changes, for Messrs. Barbour, Giamatteo and Skorny, no portion of the target payout based on revenue goals was earned if less than 90% of the revenue target was achieved. For achievement of 90%-100% of the revenue target, each of Messrs. Barbour, Giamatteo and Skorny were eligible to earn 70%-100% of the portion of the target payout based on the level of achievement of the revenue target. For achievement of 100%-110% of the revenue target, each of Messrs. Barbour, Giamatteo and Skorny were eligible to earn between 100% and 130% of the target payout based on the level of achievement of the revenue target. For achievement of 110%-120% of the revenue target, each of Messrs. Barbour, Giamatteo and Skorny were eligible to earn between 130% and 200% of the target payout based on the level of achievement of the revenue target. Target payouts to each of Messrs. Barbour, Giamatteo and Skorny based on achievement of EBITDA targets were earned linearly from 0-100%, with additional linear payouts up to a maximum of 200% for profitable units with revenue achievement of 90% or greater. There was no performance threshold for the EBITDA-based target payout, except in instances where the EBITDA target is a negative number.

A summary of the 2009 MBO Plan payout mechanics is as follows:

Revenue		**EBITDA**	
Attainment	**Incentive Payout**	**Attainment**	**Incentive Payout**
<90%	No payout	0 - 100%	0 - 100%
90% - 100%	70% - 100%	100% - 160%	100% - 160%
>100% - 110%	100% - 130%	>160% - 200%	160% - 200%
>110% - 120%	130% - 200%		

Notwithstanding the performance and payout targets established under the 2009 MBO Plan, the Compensation Committee has the authority and discretion to interpret and administer the 2009 MBO Plan, including (but not limited to) the authority to determine who is eligible to participate in the 2009 MBO Plan and the size of any payouts.

Under the 2009 MBO Plan, a participant must have been employed in a position that was eligible to participate in the 2009 MBO Plan on the first and last day of a quarter to be eligible to earn incentive compensation under the 2009 MBO Plan for that quarter. In addition, executive officers must have been employed on the last day of each six-month period and on the date payments were made in order to be eligible to receive payment under the 2009 MBO Plan, except in the case of death, disability or termination of employment by RealNetworks other than for cause.

Business targets for the 2009 MBO Plan were established at the beginning of the plan year and were derived from RealNetworks' strategic business plan. The Compensation Committee's philosophy is to set challenging performance goals for executives, and it therefore established revenue and EBITDA targets under the 2009 MBO Plan that (a) have a degree of difficulty which the Compensation Committee considers to be challenging but achievable, and (b) require a high level of financial performance in the context of the current business climate.

The corporate and divisional revenue and EBITDA targets for our Games and our Technology Products & Solutions and Media Software & Services ("TPS/MSS") divisions against which performance under the 2009 MBO Plan was measured with respect to Messrs. Barbour, Giamatteo and Skorny are as follows:

	Revenue Target (First Half 2009)	EBITDA Target (First Half 2009)	Revenue Target (Second Half 2009)	EBITDA Target (Second Half 2009)
	$ (in millions)	$ (in millions)	$ (in millions)	$ (in millions)
Corporate	294.2	3.2	333.6	31.6
Games	64.9	(5.4)	69.4	(1.3)
TPS/MSS	136.4	24.2	159.3	41.6

When determining the payout amounts under the 2009 MBO Plan for the first half of 2009, the Compensation Committee approved certain discretionary adjustments in corporate and divisional EBITDA results in connection with special items including (a) lowering corporate EBITDA results by $2.76 million to neutralize for non-use of budgeted discretionary expense, and (b) lowering corporate and divisional EBITDA results by $1.2 million for a one-time immaterial adjustment from a change in accounting policy. The Compensation Committee determined that these adjustments were appropriate because these special items reflected macroeconomic conditions and accounting requirements over which the executives had no control.

• *Mr. Eggers.* In 2009, Mr. Eggers participated in a separate discretionary cash bonus program, which is discussed further below, and was not eligible to participate in the 2009 MBO Plan. This separate program is designed to maintain appropriate independence for key control executives.

• *Mr. Barbour.* In 2009, Mr. Barbour served as the President of RealNetworks' Games division. At that time, RealNetworks expected that Mr. Barbour would be the chief executive officer of the new entity resulting from the potential separation of the Games division from the Company. As a result, the target amount of Mr. Barbour's performance-based cash incentive compensation was established based on competitive market data for chief executive officer positions in the Compensation Peer Group established by Cook in 2008. The Company terminated Mr. Barbour's employment effective August 13, 2010.

In the first and second halves of 2009, Mr. Barbour was eligible to earn a target of 100% of his annual base salary in performance-based cash incentive compensation under the 2009 MBO Plan based equally on the achievement of RealNetworks' consolidated revenue and EBITDA targets and revenue and EBITDA targets for the Games division.

In the first half of 2009, Mr. Barbour earned cash incentive compensation based on 93.99% achievement of corporate revenue targets, 157.2% achievement of corporate EBITDA targets, 96.46% achievement of revenue targets for the Games division and 113.84% achievement of EBITDA targets for the Games division, resulting in an overall cash incentive compensation payout of approximately 107.13% of the targeted payment for the measurement period.

In the second half of 2009, Mr. Barbour earned cash incentive compensation based on 85.66% achievement of corporate revenue targets, 84.58% achievement of corporate EBITDA targets, 86.77% achievement of revenue for the Games division and -268.59% achievement of EBITDA targets for the Games division, resulting in an overall cash incentive compensation payout of approximately 21.15% of the targeted payment for the measurement period.

In 2009, Mr. Barbour earned performance-based cash incentive compensation under the 2009 MBO Plan as follows:

Performance Metric	First Half 2009 Payout Attainment	First Half 2009 Payout Amount	Second Half 2009 Payout Attainment(1)	Second Half 2009 Payout Amount
Corporate Revenue	81.98%	$ 46,113	0%	$ 0
Corporate EBITDA	157.20%	$ 88,422	84.58%	$47,579
Games Revenue	89.37%	$ 50,269	0%	$ 0
Games EBITDA	100.00%	$ 56,248	0%	$ 0
Overall Payout Attainment and Total Payout	**107.13%**	**$241,052**	**21.15%**	**$47,579**

• *Mr. Giamatteo.* In 2009, Mr. Giamatteo served as RealNetworks' Chief Operating Officer and was also responsible for overseeing RealNetworks' TPS/MSS divisions, and this position entailed more responsibility for strategic operating decisions and a greater direct influence on overall company performance than most executive positions. Therefore, Mr. Giamatteo had a greater percentage of his total compensation opportunity tied to short-term and long-term incentives than most executive officers.

In the first and second halves of 2009, Mr. Giamatteo was eligible to earn a target of 100% of his annual base salary in performance-based cash incentive compensation under the 2009 MBO Plan based equally on the achievement of RealNetworks' consolidated revenue and EBITDA targets and the revenue and EBITDA targets for the TPS/MSS divisions.

In the first half of 2009, Mr. Giamatteo earned cash incentive compensation based on 93.99% achievement of corporate revenue targets, 157.2% achievement of corporate EBITDA targets, 94.87% achievement of revenue targets for the TPS/MSS divisions and 99.07% achievement of EBITDA targets for the TPS/MSS divisions, resulting in an overall cash incentive compensation payout of approximately 105.71% of the targeted payment for the measurement period.

In the second half of 2009, Mr. Giamatteo earned cash incentive compensation based on 85.66% achievement of corporate revenue targets, and 84.58% achievement of corporate EBITDA targets, 93.62% achievement of revenue for the TPS/MSS divisions and 82.5% achievement of EBITDA targets for the TPS/MSS divisions, resulting in an overall cash incentive compensation payout of approximately 61.99% of the targeted payment for the measurement period.

In 2009, Mr. Giamatteo earned performance-based cash incentive compensation under the 2009 MBO Plan as follows:

Performance Metric	First Half 2009 Payout Attainment	First Half 2009 Payout Amount	Second Half 2009 Payout Attainment(1)	Second Half 2009 Payout Amount
Corporate Revenue	81.98%	$ 44,575	0%	$ 0
Corporate EBITDA	157.20%	$ 85,475	84.58%	$ 45,993
TPS/MSS Revenue	84.62%	$ 46,011	80.87%	$ 43,975
TPS/MSS EBITDA	99.07%	$ 53,868	82.50%	$ 44,862
Overall Payout Attainment and Total Payout	**105.71%**	**$229,929**	**61.99%**	**$134,830**

• *Mr. Skorny.* Mr. Skorny was eligible to earn a target of 45% of his annual base salary in performance-based cash incentive compensation under the 2009 MBO Plan based equally on the achievement of consolidated revenue and EBITDA targets.

In the first half of 2009, Mr. Skorny earned cash incentive compensation under the 2009 MBO Program based on 93.99% achievement of corporate revenue targets and 157.2% achievement of EBITDA targets,

resulting in an overall cash incentive compensation payout of approximately 119.59% of the targeted payment for the measurement period.

In the second half of 2009, Mr. Skorny earned cash incentive compensation under the 2009 MBO Program based on 85.66% achievement of corporate revenue targets, and 84.58% achievement of corporate EBITDA targets, resulting in an overall cash incentive compensation payout of approximately 42.29% of the targeted payment for the measurement period.

In 2009, Mr. Skorny earned performance-based cash incentive compensation under the 2009 MBO Plan as follows:

Performance Metric	First Half 2009 Payout Attainment	First Half 2009 Payout Amount	Second Half 2009 Payout Attainment	Second Half 2009 Payout Amount
Corporate Revenue	81.98%	$30,434	0%	$ 0
Corporate EBITDA	157.20%	$58,358	84.58%	$31,402
Overall Payout Attainment and Total Payout	**119.59%**	**$88,792**	**42.29%**	**$31,402**

2010 Performance-based Cash Incentive Compensation. For 2010, the Compensation Committee engaged Cook to review the Company's annual performance-based cash incentive compensation. Based on Cook's recommendations to the Compensation Committee, the Compensation Committee and the other independent members of the Board of Directors of RealNetworks approved the 2010 Executive MBO Plan (the "2010 MBO Plan") in March 2010. The 2010 MBO Plan is a bonus plan that pays cash awards to participants based on performance targets that are established at the beginning of each six-month measurement period during the 2010 calendar year. Participants in the 2010 MBO Plan include Messrs. Eggers, Barbour and Skorny, as well as Mr. Kimball, and certain other officers and employees of RealNetworks. Mr. Barbour participated in the 2010 MBO Plan for the First Measurement Period (as defined below). The Company subsequently terminated Mr. Barbour's employment effective August 13, 2010.

In March 2010, the Compensation Committee and the other non-employee members of the Board approved performance targets and payout mechanics under the 2010 MBO Plan for the first six-month measurement period beginning January 1, 2010 and ending on June 30, 2010 (the "First Measurement Period"). In August 2010, the Compensation Committee approved performance targets and payout mechanics under the 2010 MBO Plan for Messrs. Eggers and Skorny for the second six-month measurement period beginning July 1, 2010 and ending December 31, 2010 (the "Second Measurement Period"). For the First and Second Measurement Periods, cash awards will be based on financial metrics consisting of revenue, operating expenses and EBITDA as well as business milestones. The Compensation Committee recognized that performance-based cash incentive programs should align rewards with the achievement of key business objectives during times of transition, and that quantitative financial metrics can be supplemented with qualitative, well-defined business goals and milestones. Therefore, the Compensation Committee determined that the achievement of business milestones was an appropriate performance metric that should supplement financial metrics in the 2010 MBO Plan. It also determined that while Mr. Eggers had participated in a discretionary cash bonus program in the past, it was appropriate to include him as an eligible participant in the 2010 MBO Plan in order to achieve alignment with the other members of the senior executive team in working to achieve the Company's transformational business goals and objectives.

Target payouts under the 2010 MBO Plan as a percentage of annual base salary for Messrs. Kimball, Eggers, Barbour and Skorny are as follows:

Name	Target 2010 MBO Payout (as a percentage of annual base salary)
Robert Kimball	100%
Michael Eggers	75%
John Barbour(*)	100%
Hank Skorny(**)	45%

* Mr. Barbour will not earn a 2010 MBO payout for the Second Measurement Period because the Company terminated his employment effective August 13, 2010.

** In 2010, Mr. Skorny is eligible to earn additional performance-based cash incentive compensation equal to 30% of his annual base salary as described below.

The target payout under the 2010 MBO Plan for the First and Second Measurement Periods for each of Messrs. Kimball, Eggers and Skorny, and for the First Measurement Period for Mr. Barbour, is based 75% on the achievement of RealNetworks' consolidated revenue, operating expense and EBITDA targets, with each financial metric having equal weight, and 25% on the achievement of business milestones.

For the First Measurement Period, for Messrs. Kimball, Eggers, Barbour and Skorny, no portion of the target payout based on revenue and operating expense goals would have been paid if less than 90% of the revenue and operating expense targets had been achieved. For achievement of 90% or greater of the revenue and operating expense targets, each of Messrs. Kimball, Eggers, Barbour and Skorny were paid linearly based on the level of achievement of the revenue and operating expense targets. Payouts to each of Messrs. Kimball, Eggers, Barbour and Skorny based on achievement of the EBITDA target were capped at 100%, and no portion of the payout based on EBITDA would have been paid if less than 100% of the EBITDA target had been achieved.

A summary of the 2010 MBO Plan payout mechanics based on financial metrics for the First Measurement Period is as follows:

Revenue and Operating Expense		EBITDA	
Attainment	Incentive Payout	Attainment	Incentive Payout
<90%	No payout	<100%	No payout
90%+	Linear payout	>100%+	Capped at 100%

For the Second Measurement Period, for Messrs. Eggers and Skorny, no portion of the target payout based on revenue and operating expense goals will be paid if less than 90% of the revenue and operating expense targets is achieved. For achievement of 90% or greater of the revenue and operating expense targets, each of Messrs. Eggers and Skorny will be paid linearly based on the level of achievement of the revenue and operating expense targets. For each of Messrs. Eggers and Skorny, no portion of the target payout based on EBITDA will be paid if less than 50% of the EBITDA target is achieved. For achievement of 50% or greater of the EBITDA target, each of Messrs. Eggers and Skorny will be paid linearly based on the level of achievement of the EBITDA target. The EBITDA-based payout to Mr. Eggers will be capped at 200% and the EBITDA-based payout to Mr. Skorny will be capped at 160%.

A summary of the 2010 MBO Plan payout mechanics based on financial metrics for the Second Measurement Period is as follows:

Revenue and Operating Expense		EBITDA	
Attainment	Incentive Payout	Attainment	Incentive Payout
<90%	No payout	<50%	No payout
90%+	Linear payout	50% - 100%+	Linear payout*

* Capped at 200% for Mr. Eggers; capped at 160% for Mr. Skorny.

For achievement of business milestones that were established at the beginning of the First Measurement Period, the Compensation Committee reviewed and approved attainment results at the end of such measurement period and considered, but was not bound by, the recommendations of RealNetworks' President and Chief Executive Officer in determining the level of such attainment. For achievement of business milestones that were established at the beginning of the Second Measurement Period, the Compensation Committee will review and approve attainment results at the end of such measurement period and will consider, but not be bound by, the recommendations of RealNetworks' President and Chief Executive Officer in determining the level of such attainment.

In light of the Company's transitional activities and transformational objectives for 2010, the Compensation Committee established performance goals for the First and Second Measurement Periods that are conservative as compared to the Company's previous performance-based cash incentive plans. The Compensation Committee recognized the importance of incentivizing the Company's executives to achieve financial stability of the organization and effective execution of transformational strategic milestones in 2010, and therefore it designed the 2010 MBO Plan to be a transitional plan that includes both business milestones and quantitative financial metrics.

Notwithstanding the performance and payout targets established under the 2010 MBO Plan, the Compensation Committee has the authority and discretion to interpret and administer the 2010 MBO Plan, including (but not limited to) the authority to determine who is eligible to participate in the 2010 MBO Plan and the size of any payouts. During the First Measurement Period under the 2010 MBO Plan, a participant was required to be employed in a position that was eligible to participate in the 2010 MBO Plan on the first and last day of a quarter to be eligible to earn incentive compensation under the 2010 MBO Plan for that quarter. During the Second Measurement Period under the 2010 MBO Plan, a participant must be employed in a position that is eligible to participate in the 2010 MBO Plan on the first and last day of a month to be eligible to earn incentive compensation under the 2010 MBO Plan for that month. In addition, executive officers must be employed on the last day of each six-month period and on the date payments are made in order to be eligible to receive payment under the 2010 MBO Plan, except in the case of death, disability or certain terminations of employment by RealNetworks other than for cause.

Performance target attainment in the First Measurement Period under the 2010 MBO Plan was as follows:

Performance Metric	First Measurement Period Payout Attainment
Corporate Revenue	100.14%
Corporate EBITDA	100.00%
Corporate Operating Expenses	102.68%
Corporate Milestones	96.25%
Overall Attainment	**99.77%**

Messrs. Kimball, Eggers, Barbour and Skorny earned performance-based cash incentive compensation in the First Measurement Period under the 2010 MBO Plan as follows:

Name	First Measurement Period Payout Amount
Robert Kimball	$199,748
Michael Eggers	$120,030
John Barbour	$224,483
Hank Skorny	$ 77,821

• *Mr. Skorny.* In 2010, Mr. Skorny is eligible to earn additional performance-based cash incentive compensation having a payout target equal to 30% of his annual base salary (the "Skorny Incentive Plan"). For the First Measurement Period, payout attainment under the Skorny Incentive Plan was based equally on the

achievement of special project-related milestones and operating expense targets. No portion of the target payout based on operating expense goals would have been paid if less than 90% of the operating expense goals had been achieved. For achievement of 90% or greater of the operating expense goals, Mr. Skorny was paid linearly based on the level of achievement of the operating expense goals. The Compensation Committee reviewed and approved attainment results under the Skorny Incentive Plan at the end of the First Measurement Period and considered, but was not bound by, the recommendations of RealNetworks' President and Chief Executive Officer in determining the level of such attainment.

In the First Measurement Period under the Skorny Incentive Plan, Mr. Skorny earned performance-based cash incentive compensation as follows:

Name	First Measurement Period Payout Attainment	First Measurement Period Payout Amount
Hank Skorny	100%	$52,000

For the Second Measurement Period, payout attainment under the Skorny Incentive Plan will be based on revenue and operating expense targets and special project-related milestones. The Compensation Committee will review and approve attainment results under the Skorny Incentive Plan at the end of the Second Measurement Period and will consider, but not be bound by, the recommendations of RealNetworks' President and Chief Executive Officer in determining the level of such attainment.

Notwithstanding the performance and payout targets established under the Skorny Incentive Plan, the Compensation Committee may in its discretion increase, decrease or eliminate an award before it is paid.

Discretionary Cash Bonus Awards. From time to time, RealNetworks utilizes discretionary signing, promotion and retention bonus awards as compensation tools that provide incentives for executives to accept employment offers, to reward outstanding performance by executives and to retain key executives. In addition, from time to time RealNetworks may establish separate discretionary cash bonus award programs under which certain executives may earn cash bonus awards.

Proxy Statement

• *Mr. Eggers.* In 2009, discretionary cash bonus compensation for Mr. Eggers was targeted at 45% of annual base salary. Discretionary cash bonus payments are determined and paid semi-annually and are based on performance during each six-month measurement period. The Compensation Committee has the discretion to award cash bonuses that are greater than or less than the established target amount. In the first half of 2009, Mr. Eggers earned discretionary cash bonus compensation that resulted in a payout of 100% of the targeted payment based on his individual performance and contributions to the overall performance of RealNetworks during the measurement period. In the second half of 2009, Mr. Eggers earned discretionary cash bonus compensation that resulted in a payout of 114.35% of the targeted payment based on his individual performance and contributions to the overall performance of RealNetworks during the measurement period. The Compensation Committee gave special consideration to Mr. Eggers' leadership and oversight of RealNetworks' 2009 initiatives to reduce costs, increase operational efficiency and reduce redundancies throughout the organization in establishing the amount of the discretionary cash bonus awards to Mr. Eggers in 2009.

In 2009, Mr. Eggers earned discretionary cash bonus compensation as follows:

First Half 2009 Payout (% of Targeted Payment)	First Half 2009 Payout ($)	Second Half 2009 Payout (% of Targeted Payment)	Second Half 2009 Payout ($)
100%	65,588	114.35%	75,000

• *Mr. Skorny.* In connection with his acceptance of an offer of employment by RealNetworks as Senior Strategic Advisor in January 2009, Mr. Skorny received a signing bonus in the amount of $100,000. In the event the employment of Mr. Skorny had been terminated for cause or Mr. Skorny had resigned within 12 months of the date

of payment of the signing bonus, Mr. Skorny would have been required to return to RealNetworks the full amount of the signing bonus. If the employment of Mr. Skorny is terminated for cause or Mr. Skorny resigns between 12 and 24 months of the date of payment of the signing bonus, Mr. Skorny is required to return $50,000 of such bonus to RealNetworks. In October 2009, Mr. Skorny was promoted to Senior Vice President, Media Cloud Computing and Services and was awarded a cash bonus in the amount of $50,000 in connection with this promotion.

2010 Retention Arrangements. The Compensation Committee recognizes that RealNetworks relies upon the experience and expertise of certain key executives to manage the business of RealNetworks rigorously and objectively for the benefit of the Company and its shareholders. In light of the ongoing transitional activities resulting from the departure in January 2010 of RealNetworks' former Chief Executive Officer and the desire to retain the current key senior executive team, as well as to reinforce and encourage the continued attention and commitment of certain key executives to their duties without distraction at a time when RealNetworks is engaged in transforming its business following a challenging period for the Company, the Compensation Committee approved retention letter agreements in January 2010 between RealNetworks and certain key employees of the Company, including Messrs. Kimball, Eggers and Skorny (the "Retention Agreements"). The Retention Agreements provide for (a) a bonus of up to $850,000 to be paid to Mr. Kimball, and (b) a bonus of up to $700,000 to be paid to each of Messrs. Eggers and Skorny, with two-thirds of the total amount of each such bonus to be paid on February 1, 2011, and the remaining one-third of the total amount to be paid on August 1, 2011, subject to the continued employment of the respective executive officer through each such date. Under the Retention Agreements, one-half of the maximum amount is guaranteed to be paid. On each scheduled payment date, subject to the continued employment of the respective executive officer, Messrs. Kimball, Eggers and Skorny will each receive 50% of the scheduled amount of his respective bonus, and the remaining 50% (or lesser amount) will be paid only if approved by the Compensation Committee, at its discretion. In the event of the termination of Mr. Kimball, Mr. Eggers or Mr. Skorny without "cause" or resignation for "good reason" (as such terms are defined in the Change in Control and Severance Agreement for each of Mr. Kimball, Mr. Eggers and Mr. Skorny as described under the caption "Severance and Change in Control Benefits" on page), the respective executive officer is entitled to receive the unpaid portion of the maximum retention bonus amount that otherwise is scheduled to be paid after such termination. In the event of the death or permanent disability of Mr. Kimball, Mr. Eggers or Mr. Skorny, the Company will pay a prorated amount of the respective retention bonus (less any amounts previously paid), with any payout of the discretionary portion remaining subject to the Compensation Committee's discretion.

In addition, in recognition of Mr. Kimball's service as Acting Chief Executive Officer of RealNetworks between January 12, 2010 and July 20, 2010, Mr. Kimball received a cash bonus in the amount of $100,000 on July 12, 2010.

Long-term Equity Incentive Compensation. As previously noted, due to the challenging economic environment in 2009, the Compensation Committee determined that there would be no merit-based compensation adjustments for the Named Executive Officers other than the Chief Executive Officer. In January 2009, Mr. Kimball was promoted to Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary and was awarded stock options for the purchase of 130,000 shares of common stock that will vest over four years in connection with this promotion. In January 2009, Mr. Skorny joined RealNetworks and was awarded stock options for the purchase of 300,000 shares of common stock that will vest over four years in connection with his offer of employment as Senior Strategic Advisor. The exercise prices of the stock options granted to Messrs. Kimball and Skorny was equal to the closing price of RealNetworks common stock on the respective grant dates. Other than stock options awarded to Mr. Skorny in connection with his offer of employment with RealNetworks, there were no new equity awards granted to the Named Executive Officers in 2009.

In February 2010, Messrs. Kimball, Eggers and Skorny were awarded stock options for the purchase of 500,000, 400,000 and 135,000 shares of RealNetworks common stock, respectively, in connection with their increased roles and responsibilities as RealNetworks entered into a transitional period following the resignation of RealNetworks' former Chief Executive Officer and in recognition of their individual performance. The stock options granted to Messrs. Kimball, Eggers and Skorny will vest in equal increments every six months over a

four year period. In addition, Mr. Kimball was awarded stock options for the purchase of 60,000 shares of RealNetworks common stock in recognition of his service as Acting Chief Executive Officer of RealNetworks that vested as to 50% of the shares subject to the options on July 12, 2010, and the remainder will vest on January 12, 2011. The exercise price of the stock options granted to each of Messrs. Kimball, Eggers and Skorny was equal to the closing price of RealNetworks common stock on the effective date of each grant.

RealNetworks does not have any program, plan or obligation that requires the granting of stock options or other equity awards to any executive officer on specified dates, or that requires the Named Executive Officers to hold stock options or restricted stock units beyond their vesting dates. All stock options are granted with exercise prices that are equal to the last sale price of RealNetworks' common stock as reported on the Nasdaq Stock Market on the respective date of grant. The Compensation Committee typically grants equity awards to corporate and executive officers at its scheduled meetings or by unanimous written consent. From time to time, the Compensation Committee may authorize the future grant of an equity award to a corporate or executive officer in advance of the commencement of such officer's employment by RealNetworks or when offering a corporate or executive officer the option of electing to receive an equity award in the form of stock options, restricted stock units, or a combination of stock options or restricted stock units. When authorizing the future grant of an equity award in connection with an offer of employment, the Compensation Committee's approval of the award is subject to and effective upon the employment of such officer by RealNetworks, and the exercise price of such stock option is equal to the last sale price of our common stock as reported on the Nasdaq Stock Market on the respective date of grant, which would be the first day of our employment of such officer. When authorizing the future grant of equity award(s) that contemplate the recipient electing to receive the award in the form of stock options, restricted stock units or a combination of both, the Compensation Committee will first approve the material terms of such award(s) and establish a future effective date for the grant of the award(s) in order to allow the award recipients time to make irrevocable elections specifying the type of award they are electing to receive. In this case, the exercise price of any stock options granted is equal to the last sale price of our common stock as reported on the Nasdaq Stock Market on the effective date of the grant. Stock options are typically granted to RealNetworks employees upon hire and in connection with annual performance evaluations. Pursuant to the terms of the 2005 Plan, the Board of Directors has delegated authority to each of our Chief Executive Officer and our Senior Vice President and Chief Financial Officer to grant awards under the 2005 Plan to employees who are not directors or officers of RealNetworks, and such awards are typically approved on a weekly basis.

Benefits and Perquisites. Benefits are part of a competitive compensation package to attract and retain employees, including executives. Our executive officers are eligible to participate in all of our benefit programs. These programs include medical, dental, vision, group life and disability insurance, a medical reimbursement plan, a transportation subsidy and an employee stock purchase plan that permits employees to purchase RealNetworks stock at a 15% discount from the closing sale price of our Common Stock as reported on the Nasdaq Stock Market on the last trading day of each offering period.

Our employees, including the Named Executive Officers, are also eligible to participate in our 401(k) savings plan, a tax-qualified retirement savings plan pursuant to which all U.S. based employees are able to contribute the lesser of up to 50% of their cash compensation (including base salary, bonuses, commissions and overtime pay) or the limit prescribed by the Internal Revenue Service to the plan on a before-tax basis. RealNetworks will match 50% of the first 3% of pay that is contributed to the 401(k) savings plan. All employee contributions to the 401(k) savings plan are fully vested upon contribution. Matching contributions by RealNetworks become fully vested after three years.

Our executive officers participate in the benefit programs described above on the same basis as our other employees. We may offer other benefits to our employees and executive officers from time to time, including relocation packages. In connection with Mr. Barbour's acceptance of an offer of employment by RealNetworks as President of the Games division in October 2008, RealNetworks agreed to pay the costs of temporary housing and certain commuting expenses during the first twelve months of Mr. Barbour's employment. RealNetworks also agreed to reimburse Mr. Barbour for the income tax liability associated with the temporary housing and commuting benefits in an amount not to exceed $100,000, including any tax liability resulting from such

reimbursement. Due to the postponement of the Company's planned separation of the Games business from RealNetworks, in December 2009 the Compensation Committee approved the reimbursement of additional temporary housing and commuting expenses for up to an additional six months following November 1, 2009, with such expense reimbursements to be capped at $130,000 (consisting of $80,000 for commuting and temporary housing benefits and $50,000 for the associated tax liability). In 2009, Mr. Barbour was reimbursed for commuting and temporary housing expenses in the amount of $134,218 and the associated income tax liability in the amount of $76,982.

Since 2002, the imputed costs associated with the occupancy of vacant office space in our headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and by Mr. Glaser's personal assistant, have been reported as income to Mr. Glaser. Additionally, as discussed above, the Compensation Committee approved the reimbursement of private chartered aircraft expenses paid by Mr. Glaser for RealNetworks business travel up to a maximum of $500,000 in 2009. This was a reduction from the amount approved for him previously in partial consideration for the base salary increase he received in 2009. Following Mr. Glaser's resignation as Chief Executive Officer, RealNetworks no longer provides for the reimbursement of private chartered aircraft expenses for RealNetworks business travel. Other than as described above, there were no special benefits or perquisites provided to any other Named Executive Officer in 2009.

Severance and Change in Control Benefits. It is our policy to request our executive officers, excluding our former Chief Executive Officer, to provide notice to RealNetworks (typically six months) prior to voluntarily terminating their employment with RealNetworks for the purpose of transitioning responsibilities. The Compensation Committee believes that this is an important element of the executive compensation program, as it provides executive officers reasonable assurance of transitional employment support and it benefits RealNetworks by ensuring continuity during these transitions. In the event an executive officer provides six months' notice prior to voluntarily terminating his or her employment, he or she will receive a severance payment equal to six months of such executive's annual base salary, even if RealNetworks does not require the continued services of the executive officer for all or part of such six month notice period. In the event an executive officer provides notice of less than six months prior to voluntarily terminating his or her employment, he or she will receive a severance payment equal to the number of months' notice provided, up to a maximum severance payment equal to six months of the executive's annual base salary, even if RealNetworks does not require the continued services of the executive officer for all or part of such notice period. These severance payments are in addition to any base salary earned during these periods and are paid following the last day worked by an executive officer.

• *Mr. Glaser.* In April 2010, the Compensation Committee approved payments in the aggregate amount of $400,000 to Mr. Glaser in connection with his resignation on January 12, 2010 as RealNetworks' Chief Executive Officer. Of this amount, $250,958 represents the amount Mr. Glaser would have been eligible for as performance-based cash incentive compensation for 2009 had he remained employed by RealNetworks on the date payments were made under the Company's cash incentive plans, and $149,042 represents an additional severance payment in recognition of his long service to the Company. In addition and for the same reason, the Compensation Committee approved the extension of the exercisability period of stock options previously granted to Mr. Glaser with respect to those shares subject to stock options that were vested as of January 12, 2010 (the "Vested Options"), such that the Vested Options will remain exercisable until the earlier of the (x) expiration date of the option grant pursuant to the applicable stock option agreement, or (y) expiration of the post-termination exercise period set forth in the applicable stock option agreement following termination of Mr. Glaser's service as a member of the Company's Board of Directors. All unvested shares subject to the stock options were canceled as of Mr. Glaser's resignation date in accordance with the terms of the applicable award agreement and the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated.

• *Mr. Barbour.* Pursuant to the terms of the Offer Letter dated October 28, 2008 between RealNetworks and Mr. Barbour (the "Barbour Offer Letter"), in the event that Mr. Barbour's employment is terminated by the Company other than for Cause or by Mr. Barbour for Good Reason (as such terms are defined in the Barbour Offer Letter), or if RealNetworks' Board of Directors decides not to proceed with a spin-off of its Games

business and Mr. Barbour elects to terminate his employment thereafter, Mr. Barbour would be entitled to receive: (a) any bonus award for which he is eligible under the Company's Executive MBO Incentive Plan; (b) a lump-sum cash payment in an amount equal to (i) one year's base salary at the rate in effect as of the date Mr. Barbour's employment terminates, plus (ii) 12 months of his target annual bonus award; and (c) additional vesting and exercisability of each outstanding equity-based award as described below.

Mr. Barbour's employment was terminated by RealNetworks effective August 13, 2010, and based upon the terms of the Barbour Offer Letter, Mr. Barbour received severance payments in the aggregate amount of $900,000, representing twelve months of his annual base salary and 100% of his target annual bonus award, together with additional vesting and exercisability of his outstanding stock option awards calculated on a pro rata basis for the portion of the year elapsed since the last vesting date of such options, expressed in full months. In addition, RealNetworks will reimburse Mr. Barbour for the costs associated with his temporary housing in Seattle, Washington through August 31, 2010, and will pay Mr. Barbour tax gross-up compensation on the imputed income related to such reimbursements. In exchange for the severance payments made to Mr. Barbour, Mr. Barbour provided a waiver and release of all claims against the Company.

• *Mr. Giamatteo.* In July 2008, the Compensation Committee approved amended severance provisions for Mr. Giamatteo as part of the terms of his employment as Chief Operating Officer. In the event RealNetworks terminated the employment of Mr. Giamatteo without cause, RealNetworks would have provided Mr. Giamatteo with twelve months' notice, or it would have paid Mr. Giamatteo his then-current base salary in lieu of notice through any remaining portion of the notice period. Mr. Giamatteo voluntarily resigned as Chief Operating Officer of RealNetworks effective April 2, 2010, and these amended severance provisions no longer apply following that date. In April 2010, RealNetworks and Mr. Giamatteo entered into a Separation and Release Agreement pursuant to which Mr. Giamatteo received a severance payment equal to three months of his annual base salary, or $108,750, and a discretionary cash bonus payment of $108,750. The Compensation Committee approved these severance and bonus payments after considering Mr. Giamatteo's efforts to ensure an orderly transition of his responsibilities and in light of Mr. Giamatteo providing three months notice prior to terminating his employment with RealNetworks. In exchange for the payments made to Mr. Giamatteo pursuant to the Separation and Release Agreement, Mr. Giamatteo provided a waiver and release of all claims against RealNetworks.

• *Messrs. Kimball, Eggers and Skorny.* In January 2010, the Compensation Committee approved change in control and severance arrangements with respect to certain key employees including Messrs. Kimball, Eggers and Skorny. In the event of a "change in control" of RealNetworks, if the employment of Mr. Kimball, Mr. Eggers or Mr. Skorny is terminated without "cause" or any of such executives resigns for "good reason" (as such terms are defined in the Change in Control and Severance Agreement between RealNetworks and each of Messrs. Kimball, Eggers and Skorny) within three months prior to or 24 months following such change in control, Messrs. Kimball, Eggers and Skorny are each entitled to receive a lump sum payment equal to 125% of the sum of his base salary and target bonus, a lump sum payment of his prorated target bonus for any partial annual incentive bonus period, 100% accelerated vesting of his equity awards granted on or after February 1, 2010, extension of the post-termination exercisability of all equity awards (other than incentive stock options) granted before February 1, 2010 for up to 12 months (and solely with respect to Mr. Kimball, the options may be exercised after termination up to the later of (i) termination of his employment or (ii) termination of his Board service, but with respect to all options, no later than the option's original term), and 18 months of Company-paid health coverage. In order for each such executive to receive such severance benefits, he must (i) execute a release of claims in favor of RealNetworks, (ii) agree to a nondisparagement obligation, and (iii) agree to non-solicitation and no-hire obligations for a period of 12 months following termination. For purposes of each of these agreements, "cause" includes, for example, the substantial and continuing failure of the executive, after written notice thereof, to render services to RealNetworks in accordance with the terms or requirements of his employment for reasons other than illness or incapacity, and his violation of any confidentiality or non-competition agreements with RealNetworks or its subsidiaries that results in material harm to RealNetworks. The term "good reason" includes, for example, a material reduction (of more than 10%) in the executive's annual

base compensation as in effect immediately prior to such reduction, a material reduction in his annual target bonus opportunity (of more than 10%) and a material change (of more than 50 miles) in the geographic location where he is required to perform his work.

Pursuant to his change in control and severance agreement, Mr. Kimball is entitled to certain additional severance benefits. In the event of Mr. Kimball's termination of employment without "cause" or resignation for "good reason" other than during the change in control period (as such terms are defined in such agreement and described above), Mr. Kimball will receive a lump sum payment equal to 100% of his base salary, accelerated vesting of up to 250,000 shares subject to his option covering 500,000 shares granted on February 1, 2010, 100% accelerated vesting of his option covering 60,000 shares (described above), and extension of post-termination exercisability of all equity awards for up to 12 months (upon the later of (i) termination of his employment or (ii) termination of his Board service, but no later than the option's original term). In order to receive the severance benefits under his change in control and severance agreement, Mr. Kimball must (i) execute a release of claims in favor of the Company, (ii) agree to a nondisparagement obligation, and (iii) agree to non-solicitation and no-hire obligations for a period of 12 months following termination.

Under our equity incentive plans, if we terminate the employment of a Named Executive Officer for any reason other than for cause, and any of such Named Executive Officer's outstanding stock options or restricted stock units are not fully vested, the individual award agreements entered into with such Named Executive Officer provide that the next vesting installment of such stock options or restricted stock units will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the option commenced or the last anniversary thereof, expressed in full months, provided that the Named Executive Officer executes and delivers a settlement agreement and release satisfactory to us on or before the date of such termination. If the employment of a Named Executive Officer terminates due to such executive officer's death, any stock options or restricted stock units that are unvested as of the date of such executive officer's death will fully vest on such date and may be exercised by the estate or legal representative of such executive officer for a period of one year following such date. The Compensation Committee has determined that all employees who hold stock options or restricted stock awards under our equity incentive plans are eligible for these benefits. For purposes of the award agreements, "cause" includes, for example, the substantial and continuing failure of the award holder after written notice to render services to the Company in accordance with the terms or requirements of the award holder's employment for reasons other than illness or incapacity, willful violation by the award holder of a policy or procedure of the Company, resulting in any case in significant harm to the Company, and the award holder's violation of any confidentiality or non-competition agreements with the Company or its subsidiaries.

In addition, our employees and executive officers may be eligible to receive certain benefits with respect to outstanding awards granted under our equity incentive plans in the event of a change in control of RealNetworks. A change in control of a corporation is often accompanied by changes in the corporate culture and job losses due to redundancy, especially at the executive levels. If a change in control of RealNetworks were under consideration, we expect that our executives could be faced with personal uncertainties and distractions about how the transaction may affect their continued employment with us. By granting awards under our equity incentive plans that include change in control benefits before any such transaction is contemplated, we hope to focus our executive's full attention and dedication to our shareholders' best interests in the event of a threatened or pending change in control, and to encourage the executive to remain employed by RealNetworks through the completion of any such transaction. The change in control benefits with respect to outstanding awards granted under our equity incentive plans are further described in the section entitled "Change in Control Arrangements" on page 19.

Tax and Accounting Implications

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the federal corporate income tax deduction for compensation paid by a public company to its Chief Executive Officer and certain other executive officers to $1 million in the year the compensation becomes taxable to the executive, unless the compensation is "performance-based compensation"

or qualifies under certain other exceptions. The Compensation Committee seeks to balance its objective of ensuring an effective compensation package with the need to maximize the deductibility of executive compensation, and intends to qualify executive compensation for deductibility under Section 162(m) to the extent consistent with the best interests of RealNetworks. Since corporate objectives may not always be consistent with the requirements for full deductibility, it is conceivable that we may enter into compensation arrangements in the future under which payments are not deductible under Section 162(m). Deductibility will not be the sole factor used by the Compensation Committee in ascertaining appropriate levels or modes of compensation.

Accounting for Stock-Based Compensation. RealNetworks accounts for stock-based compensation in accordance with the requirements of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123 (revised 2004), *Share-Based Payment* ("FAS 123R") ASC 718. Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period.

Pre-Set Diversification Plans

RealNetworks has authorized its executive officers to enter into pre-set diversification plans established according to Section 10b5-1 of the Securities Exchange Act of 1934, as amended, with an independent broker-dealer. These plans include specific instructions for the broker to exercise stock options and/or sell stock on behalf of the executive on a pre-determined schedule. The purpose of such plans is to enable executive officers to recognize the value of their compensation and diversify their holdings of RealNetworks common stock during periods in which the officer would otherwise be unable to buy or sell such stock because important information about RealNetworks had not been publicly released. As of April 23, 2010, Messrs. Glaser, Kimball and Eggers had such a plan.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis for fiscal year 2009 with RealNetworks' management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in RealNetworks' annual report on Form 10-K and proxy statement relating to the 2010 annual meeting of shareholders.

The Compensation Committee
of the Board of Directors

Pradeep Jotwani, Chairman
Eric A. Benhamou
Dominique Trempont

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Robert Glaser(6)	2009	275,000	—	—	—	—	36,903	311,903
Chairman of the Board and Former	2008	236,672	—	—	—	93,285	35,125	365,082
Chief Executive Officer	2007	444,384	725,000	—	321,700	354,200	34,146	1,879,430
Michael Eggers	2009	291,500	140,588	—	—	—	3,866	435,954
Senior Vice President, Chief	2008	288,884	91,725	350,581	—	—	3,657	734,847
Financial Officer and Treasurer	2007	259,055	94,982	—	409,226	—	3,654	766,917
John Barbour(7)	2009	450,000	—	—	—	288,631	215,163	953,794
Former President, Games Division	2008	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—
John Giamatteo	2009	435,000	—	—	—	364,759	3,963	803,722
Former Chief Operating Officer	2008	420,172	—	1,629,495	1,033,688	628,555	3,736	3,715,646
	2007	372,865	—	—	250,520	667,600	21,865	1,312,850
Hank Skorny(8)	2009	321,327	150,000	—	456,510	120,194	3,893	1,051,924
Senior Vice President, Media Cloud	2008	—	—	—	—	—	—	—
Computing And Services	2007	—	—	—	—	—	—	—

(1) Of the $329,956 earned by Mr. Glaser as performance-based cash incentive compensation in 2008, $236,671 was paid to Mr. Glaser in the form of salary between January 1, 2008 and July 2008. After the Compensation Committee determined to set Mr. Glaser's annual salary for 2008 at $1, the amount paid to Mr. Glaser as salary in excess of $1 was applied to Mr. Glaser's performance-based cash incentive compensation payout at the time it was determined by the Compensation Committee in March 2009. The remaining $93,285 of Mr. Glaser's 2008 performance-based cash incentive compensation was paid in March 2009. The amount shown for Mr. Glaser for 2007 includes $44,384 earned in 2007 as a result of a merit increase in salary awarded in April 2007 and paid retroactively in February 2008.

(2) The amounts reported in this column represent discretionary cash bonus awards. These discretionary cash bonus awards are discussed in further detail under "Compensation Discussion and Analysis" beginning on page 22.

(3) The amounts reported in these columns reflect the aggregate grant date fair value of awards granted in the year shown pursuant to the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated, determined in accordance with financial statement reporting rules rather than an amount paid to or realized by the executive officer. Performance-based stock options granted to Mr. Glaser in 2007 are reflected in the Option Awards column at the aggregate fair value based on the probable outcome of the underlying performance conditions, measured as of the grant date. The grant date fair value assuming achievement of the highest level of performance conditions was $643,400.

In accordance with current SEC disclosure requirements, stock option awards for fiscal 2008 and fiscal 2007, previously reported as amounts recognized, or "expensed," for the fiscal year, are now being reported above as grant date fair values. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2009.

(4) The amounts reported in this column represent cash incentive compensation which is based on performance in fiscal 2007, 2008 and 2009. Mr. Glaser's cash incentive compensation for 2007 was determined by the Compensation Committee in April 2008 and paid shortly thereafter. Of the $329,956 earned by Mr. Glaser as performance-based cash incentive compensation in 2008, $236,671 was paid to Mr. Glaser in the form of salary between January 1, 2008 and July 2008. These payments were applied to Mr. Glaser's performance-based cash incentive compensation payout at the time it was determined by the Compensation Committee in March 2009. The remaining $93,285 of Mr. Glaser's 2008 performance-based cash incentive compensation was paid in March 2009. Mr. Glaser resigned as Chief Executive Officer effective January 12, 2010, and

therefore he did not earn cash incentive compensation for 2009. With respect to the named executive officers other than Mr. Glaser, cash incentive compensation was determined by the Compensation Committee (a) in July 2007 with respect to payments for the first half of 2007; (b) in February 2008 with respect to payments for the second half of 2007; (c) in August 2008 with respect to payments for the first half of 2008; (d) in March 2009 with respect to payments for the second half of 2008; (e) in July 2009 with respect to payments for the first half of 2009; and (f) in January 2010 with respect to payments for the second half of 2009, with payments made shortly after each such determination. This performance-based cash compensation is discussed in further detail under "Compensation Discussion and Analysis" beginning on page 22. The estimated possible threshold, target and maximum amounts for these awards are reflected in the "2009 Grants of Plan-Based Awards" table on page 45.

(5) Amounts reported for 2007, 2008 and 2009 that represent "All Other Compensation" for each of the Named Executive Officers are described in the table below captioned "Detail of 'All Other Compensation' in the Summary Compensation Table."

(6) Mr. Glaser served as RealNetworks' Chief Executive Officer through January 12, 2010.

(7) Mr. Barbour joined RealNetworks on October 28, 2008 and has not been previously designated as a Named Executive Officer of RealNetworks.

(8) Mr. Skorny joined RealNetworks on January 12, 2009 and has not been previously designated as a Named Executive Officer of RealNetworks.

Detail of "All Other Compensation" in the Summary Compensation Table

Name	Year	Company Contribution 401(k) Plan ($)(1)	Term Life Insurance Premium ($)	Taxable Temporary Housing and Commuting Benefits ($)	Tax Gross-Up Payment Related to Temporary Housing and Commuting Benefits ($)	Taxable Relocation Costs ($)	Costs Associated With Personal Use of Office Space ($)(4)	Total ($)
Robert Glaser	2009	—	198	—	—	—	36,705	36,903
	2008	—	288	—	—	—	34,837	35,125
	2007	—	432	—	—	—	33,714	34,146
Michael Eggers	2009	3,675	191	—	—	—	—	3,866
	2008	3,450	207	—	—	—	—	3,657
	2007	3,375	279	—	—	—	—	3,654
John Barbour	2009	3,675	288	134,218(2)	76,982	—	—	215,163
	2008	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—
John Giamatteo	2009	3,675	288	—	—	—	—	3,963
	2008	3,450	286	—	—	—	—	3,736
	2007	3,375	402	—	—	18,088(3)	—	21,865
Hank Skorny	2009	3,675	218	—	—	—	—	3,893
	2008	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—

(1) Under RealNetworks' 401(k) plan, RealNetworks matches 50% of the first 3% of pay that is contributed to the plan. Matching contributions by RealNetworks become fully vested after three years. The amounts reported for 2007 for Messrs. Eggers and Giamatteo reflect corrections to amounts previously reported.

(2) The amount reported represents temporary housing expenses paid by RealNetworks in the amount of $64,912 and commuting expenses paid by RealNetworks in the amount of $69,306, which expenses constitute taxable income to the executive.

(3) The amount reported represents relocation expenses paid by RealNetworks in connection with Mr. Giamatteo's relocation to Seattle, Washington, which expenses constitute taxable income to Mr. Giamatteo.

(4) The amount reported in this column represents costs associated with the occupancy of office space in RealNetworks' headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and Mr. Glaser's personal assistant. The cost per square foot of occupied space in RealNetworks' headquarters was multiplied by the square footage of the office space occupied by the Glaser Progress Foundation and Mr. Glaser's personal assistant to determine the costs associated with the occupancy of such office space.

2009 Grants of Plan-Based Awards

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards: ($)(3)
			Threshold ($)	Target ($)	Maximum (#)				
Robert Glaser	—	—	192,500	550,000	2,200,000	—	—	—	—
Michael Eggers	—	—	—	—	—	—	—	—	—
John Barbour	—	—	157,500	450,000	900,000	—	—	—	—
John Giamatteo	—	—	152,250	435,000	870,000	—	—	—	—
Hank Skorny	02/02/09	02/02/09	51,975	148,500	297,000	—	300,000	$3.05	456,510

(1) The amounts reported in this column represent the threshold, target and maximum amounts of annual performance-based cash incentive compensation that might have been paid to each Named Executive Officer for 2009 performance. Threshold, target and maximum amounts for Mr. Eggers are not presented because Mr. Eggers participated in a discretionary cash bonus program in lieu of a non-equity incentive plan in 2009. The actual amount paid to Mr. Eggers for 2009 is shown in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 43. These awards are described in further detail under "Compensation Discussion and Analysis" beginning on page 22.

(2) The amount reported in this column represents stock options granted to Mr. Skorny pursuant to the RealNetworks, Inc. 2005 Stock Incentive Plan. The stock options vest over a period of four years and expire seven years after the date of grant. The exercise price of the stock options is equal to the fair market value of RealNetworks' Common Stock on the date of grant. If Mr. Skorny's employment terminates for any reason other than death, upon a change of control, or upon the termination of employment by RealNetworks without cause (provided that Mr. Skorny delivers a settlement agreement and release upon such termination), the unvested portion of the stock options will not vest and all rights to the unvested portion will terminate. The stock options are described in further detail under "Compensation Discussion and Analysis" beginning on page 22 and in the "Outstanding Equity Awards at December 31, 2009" table on page 46.

(3) The amount reported in this column reflects the aggregate grant date fair value of the award granted in 2009 pursuant to the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated, determined in accordance with financial statement reporting rules rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2009. The option exercise price has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of RealNetworks common stock at such date in the future when the option is exercised.

The proceeds to be paid to the individual following the exercise of the option do not include the option exercise price.

Outstanding Equity Awards at December 31, 2009

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Payout Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert Glaser	500,000	—		8.00	11/14/12				
	125,000	125,000(1)		7.69	04/06/14				
Michael Eggers	5,000	—		3.76	08/05/22	3,541(2)	13,137(3)		
	25,000	—		6.12	07/24/23	36,457(4)	135,256(3)		
	30,000	—		6.63	10/03/23				
	14,000	—		5.75	02/11/24				
	40,000	—		5.84	01/18/25				
	35,000	—		7.22	08/31/21				
	700	—		7.22	08/31/21				
	87,500	12,500(5)		8.53	02/14/13				
	31,876	10,624(6)		11.38	11/09/13				
	84,375	50,625(7)		7.69	04/06/14				
John Barbour	250,000	250,000(8)		4.40	11/07/15				
John Giamatteo	675,000	75,000(9)		5.07	06/20/12	20,832(10)	77,287(3)		
	50,000	—		5.07	06/20/12	175,000(11)	649,250(3)		
	50,000	50,000(12)		6.49	09/18/14				
	—	375,000(13)		6.86	06/24/15				
Hank Skorny	—	300,000(14)		3.05	02/02/16				

(1) The options vest and become exercisable as to 62,500 shares on April 6, 2008 and upon the completion of each successive six months of employment. The options will become fully vested and exercisable on April 6, 2011, subject to the recipient's continued employment with RealNetworks. Unvested options as of the date Mr. Glaser's resignation in January 2010 were canceled in accordance with the terms of the stock option agreement evidencing the options. Mr. Glaser continues to hold all options that were vested as of January 12, 2010 as a continuing director of RealNetworks.

(2) Represents restricted stock units that vest on November 9, 2010, subject to the recipient's continued employed with RealNetworks.

(3) Represents the closing price of a share of our common stock on December 31, 2009 ($3.71) multiplied by the number of shares or units that have not vested.

(4) Represents restricted stock units that vest in substantially equal increments of 7,292 shares on February 22, 2010 and every six months thereafter until the restricted stock units become fully vested on February 22, 2012, subject to the recipient's continued employed with RealNetworks.

(5) The options vest and become exercisable as to 12.5% of the total grant on August 14, 2006 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on February 14, 2010, subject to the recipient's continued employment with RealNetworks.

(6) The options vest and become exercisable as to 12.5% of the total grant on May 9, 2007 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on November 9, 2010, subject to the recipient's continued employment with RealNetworks.

(7) The options vest and become exercisable as to 12.5% of the total grant on October 6, 2007 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on April 6, 2011, subject to the recipient's continued employed with RealNetworks.

(8) The options vest and become exercisable as to (i) 50% of the total grant on November 7, 2009, and (ii) 25% of the total grant on each of May 7, 2010 and November 7, 2010, subject to the recipient's continued employment with RealNetworks. Unvested options as of August 13, 2010, the effective date of Mr. Barbour's termination of employment, were canceled. Vested options as of August 13, 2010 remain exercisable for three months following Mr. Barbour's termination as provided in the stock option agreement evidencing the options.

(9) The options vest and become exercisable as to (i) 30% of the total grant on December 20, 2006 and (ii) 10% of the total grant on June 20, 2007 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on June 20, 2010, subject to the recipient's continued employment with RealNetworks. Unvested options as of April 2, 2010, the effective date of Mr. Giamatteo's resignation, were canceled. Vested options as of April 2, 2010 remain exercisable for three months following Mr. Giamatteo's resignation as provided in the stock option agreement evidencing the options.

(10) Represents restricted stock units that vest in substantially equal increments of 4,167 shares on February 22, 2010 and every six months thereafter until the restricted stock units become fully vested on February 22, 2012, subject to the recipient's continued employed with RealNetworks. Unvested restricted stock units as of April 2, 2010, the effective date of Mr. Giamatteo's resignation, were canceled.

(11) Represents restricted stock units that vest as to (i) 50,000 shares on June 24, 2010, (ii) 25,000 shares on each of December 24, 2010 and June 24, 2011, and (iii) 37,500 shares on each of December 24, 2011 and June 24, 2012, subject to the recipient's continued employed with RealNetworks. Unvested restricted stock units as of April 2, 2010, the effective date of Mr. Giamatteo's resignation, were canceled.

(12) The options vest and become exercisable as to 12.5% of the total grant on March 18, 2008 and upon the completion of each successive six months of employment until the options become fully vested and exercisable on September 18, 2011, subject to the recipient's continued employed with RealNetworks. Unvested options as of April 2, 2010, the effective date of Mr. Giamatteo's resignation, were canceled. Vested options as of April 2, 2010 remain exercisable for three months following Mr. Giamatteo's resignation as provided in the stock option agreement evidencing the options.

(13) The options vest and become exercisable as to (i) 20% of the total grant on each of December 24, 2010 and June 24, 2011, and (ii) an additional 30% of the total grant on each of December 24, 2011 and June 24, 2012, subject to the recipient's continued employment with RealNetworks. Unvested options as of April 2, 2010, the effective date of Mr. Giamatteo's resignation, were canceled. Vested options as of April 2, 2010 remain exercisable for three months following Mr. Giamatteo's resignation as provided in the stock option agreement evidencing the options.

(14) The options vest and become exercisable as to (i) 25% of the total grant on January 12, 2010, and (ii) an additional 12.5% of the total grant upon the completion of each successive six months of employment until the options become fully vested and exercisable on January 12, 2013, subject to the recipient's continued employed with RealNetworks.

2009 Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Robert Glaser	—	—	—	—
Michael Eggers	—	—	18,126	53,601
John Barbour	—	—	—	—
John Giamatteo	—	—	41,667	115,918
Hank Skorny	—	—	—	—

(1) Represents the number of shares vesting multiplied by the fair market value of RealNetworks common stock on the vesting date.

2009 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Eric Benhamou(2)	65,000	83,169	148,169
Edward Bleier	36,000	83,169	119,169
John Chapple(3)	12,183	58,109	70,292
Robert Glaser(4)	—	—	—
Jeremy Jaech(5)	13,667	—	13,667
Pradeep Jotwani(6)	50,000	83,169	133,169
Jonathan Klein(7)	36,000	83,169	119,169
Kalpana Raina(8)	43,000	83,169	126,169

(1) The amounts reported in these columns reflect the aggregate grant date fair value of awards granted in the year shown pursuant to our 2005 Stock Incentive Plan, as amended and restated, determined in accordance with U.S. GAAP. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2009.

(2) Audit Committee Chair.

(3) John Chapple served as a director from May 1, 2009 to September 9, 2009. The amount reported in the "Fees Earned or Paid in Cash" column represents the value of shares of RealNetworks common stock issued to Mr. Chapple in lieu of director fees earned in fiscal year 2009. Mr. Chapple elected to receive 100% of his fiscal year 2009 director fees in shares of RealNetworks common stock. Mr. Chapple received 1,783 shares valued at $5,333 as compensation for Board service in the second quarter of 2009 and 1,841 shares valued at $6,850 as compensation for Board service in the third quarter of 2009.

(4) See "2009 Summary Compensation Table" on page 43 for Mr. Glaser's compensation for services provided as Chief Executive Officer in 2009. Mr. Glaser did not receive additional compensation for his service as a member of the Board of Directors in 2009.

(5) Jeremy Jaech resigned as a director of RealNetworks effective May 1, 2009.

(6) Compensation Committee Chair.

(7) The amount reported in the "Fees Earned or Paid in Cash" column represents the value of shares of RealNetworks common stock issued to Mr. Klein in lieu of director fees earned in fiscal year 2009. Mr. Klein elected to receive 100% of his fiscal year 2009 director fees in shares of RealNetworks common stock. Mr. Klein received (a) 4,291 shares valued at $10,000 as compensation for Board service in the first quarter

of 2009, (b) 3,010 shares valued at $9,000 as compensation for Board service in the second quarter of 2009, (c) 2,150 shares valued at $8,000 as compensation for Board service in the third quarter of 2009, and (d) 2,425 shares valued at $9,000 as compensation for Board service in the fourth quarter of 2009.

(8) Nominating and Corporate Governance Committee Chair.

Compensation of Directors

2009 Director Compensation. In 2009, each director who was not an employee of RealNetworks in 2009 (an "Outside Director") was paid $5,000 per quarter for his or her services as a director. Outside Directors were also paid (i) $1,000 for participation in each meeting of the Board, (ii) $1,000 for participation in each meeting of a Board committee, and (iii) $3,000 per quarter for serving as chairperson of the Audit Committee, $1,500 per quarter for serving as chairperson of the Compensation Committee and $750 per quarter for serving as chairperson of the Nominating and Corporate Governance Committee. In addition, the lead independent director received $1,000 for participation in each meeting between such director and the Chief Executive Officer. Directors were also reimbursed for their reasonable expenses incurred in attending Board of Directors or Committee meetings.

Pursuant to the RealNetworks, Inc. 2007 Director Compensation Stock Plan (the "Director Plan"), a sub-plan administered under the 2005 Plan, an Outside Director may make an irrevocable election prior to the commencement of each plan year to receive all or a portion of the cash compensation payable to such Outside Director for the coming year in shares of RealNetworks common stock. In 2009, the number of shares issued to an Outside Director who elected to receive all or a portion of his or her 2009 compensation in shares of RealNetworks common stock was determined by dividing the total fees to be paid in shares of RealNetworks common stock during a fiscal quarter, as elected by an Outside Director, by the fair market value of a share of RealNetworks common stock on the last trading day of such fiscal quarter, with cash paid in lieu of the issuance of fractional shares.

Outside Directors also receive stock options under the 2005 Plan. On the date an Outside Director is first appointed or elected to serve on the Board, he or she will be granted nonqualified stock options to purchase 45,000 shares of RealNetworks common stock that will become fully vested on the first anniversary of the grant date. Each Outside Director will also be granted nonqualified stock options to purchase 45,000 shares of RealNetworks common stock three business days following the date of each annual meeting of shareholders, provided that each such Outside Director has served on the Board for the preceding twelve months. These options will become fully vested on the first anniversary of the grant date. Each option granted under the 2005 Plan has a maximum term of seven years and an exercise price equal to the fair market value of the shares subject to the option on the date of grant. If an optionee's service on the Board of Directors is terminated due to his or her death, his or her outstanding options will immediately vest in full.

On September 24, 2009, Messrs. Benhamou, Bleier, Jotwani, Klein and Ms. Raina were each granted an option to purchase 45,000 shares of common stock having an exercise price of $3.68 per share, and 100% of the shares subject to such options will vest on the first anniversary of the grant date, assuming continued service as a director through such date. On May 1, 2009, Mr. Chapple was granted an option to purchase 45,000 shares of common stock having an exercise price of $2.58 per share, and 100% of the shares subject to such options would have vested on the first anniversary of the grant date had he continued service as a director through such date.

2010 Director Compensation. In 2009, the Board of Directors retained Frederic W. Cook & Co., Inc. ("Cook") to provide analysis and advice with respect to compensation of our Outside Directors. The results of Cook's analysis showed that cash compensation paid to our Outside Directors was below the median, equity compensation was at the 25th percentile and overall compensation was below the 25th percentile of similarly situated companies as identified by Cook based on the relative size of the Company's market capitalization. In

addition, Cook's analysis indicated that restricted stock units ("RSUs") were typically included as a component of non-employee director compensation among such similarly situated companies.

Based on Cook's analysis, as well as the Board's desire to better align total compensation paid to Outside Directors with total compensation paid by similarly situated companies, the Board of Directors approved changes to the Company's compensation program for Outside Directors in April 2010. Effective April 1, 2010, each Outside Director will be paid a retainer in the amount of $8,750 per quarter for his or her services as a director. Outside Directors will also be paid (i) $1,000 for participation in each meeting of the Board, (ii) $1,000 for participation in each meeting of a Board committee, and (iii) $5,000 per quarter for serving as chairperson of the Audit Committee, $3,125 per quarter for serving as chairperson of the Compensation Committee and $2,500 per quarter for serving as chairperson of the Nominating and Corporate Governance Committee. In addition, the lead independent director will be paid an additional retainer of $5,000 per quarter. Outside Directors will continue to be eligible to receive their cash compensation in shares of RealNetworks common stock pursuant to the Director Plan.

Outside Directors will also receive equity awards under the 2005 Plan on the third business day following each annual meeting of shareholders. The Equity Awards will consist of (i) nonqualified stock options to purchase 25,000 shares of RealNetworks common stock (the "Options") that, once vested, will remain exercisable for three years following an Outside Director's separation from the Board or until the Option's earlier expiration, and (ii) RSUs valued at $45,000 on the grant date. The Options and RSUs will vest monthly in equal increments over a twelve month period following the award's grant date, with the RSU share distribution date occurring on the first anniversary of the grant date. Outside Directors may make an annual irrevocable election to defer the RSU share distribution date to a date that is (i) five years following the RSU grant date, or (ii) concurrent with an Outside Director's separation from the Board. Options and RSUs granted to Outside Directors who have served on the Board for less than twelve months at the time of the annual meeting of shareholders will receive Options and RSUs that are pro-rated based on the number of completed months of service leading up to the annual meeting of shareholders. In addition to approving the foregoing changes to the Outside Director compensation program, the Board also approved stock ownership guidelines applicable to Outside Directors designed to achieve long-term alignment between Outside Directors and the Company's shareholders. Under these guidelines, each Outside Director is required to own a number of shares of the Company's common stock equal to three times the Outside Director's annual retainer fee within five years of service on the Company's Board.

Mr. Glaser will be paid the same cash compensation as the Outside Directors, together with an additional retainer in the amount of $6,250 per quarter for serving as the Chairman of the Board. Mr. Glaser is not eligible to make an election to receive his cash compensation in shares of RealNetworks common stock pursuant to the Director Plan. Mr. Glaser will also receive an annual cash award (the "Cash Award") in lieu of the annual grant of Options and RSUs. The Cash Award will have an aggregate value equal to (a) $55,000, which amount shall be paid in lieu of the Options and shall be fixed in 2010 (but subject to re-evaluation at the discretion of the Compensation Committee), and (b) $45,000, which amount shall be paid in lieu of the RSUs. For 2010, the Cash Award will be pro-rated based on the number of completed months of service provided by Mr. Glaser as a non-employee director leading up to the 2010 annual meeting of shareholders.

2009 Potential Payments Upon Termination of Employment or Change-in-Control

The following table reflects the amount of compensation that would have been payable to each of the Named Executive Officers in the event of the termination of such executive's employment under certain circumstances, assuming that (1) the triggering event took place on December 31, 2009, the last business day of the 2009 fiscal year, (2) the price per share of our common stock was $3.71, which was the closing market price on December 31, 2009, and (3) that all cash payments are made in a lump sum.

Name	Benefit	Before Change in Control Termination Without Cause or For Good Reason	After Change in Control Termination Without Cause or For Good Reason(1)	Voluntary Termination(2)	Death	Disability	Change in Control(3)
Robert Glaser	Severance	—	—	—	—	—	—
	Bonus(4)	—	—	—	—	—	—
	Equity award vesting acceleration	—	—	—	—	—	—
Michael Eggers	Severance	—	—	145,750	—	—	—
	Bonus	—	75,000	—	75,000	75,000	75,000
	Equity award vesting acceleration	19,128	148,392	—	148,392	—	148,392
John Barbour	Severance	450,000	450,000	225,000	—	—	—
	Bonus	450,000	497,579	—	47,579	47,579	47,579
	Equity award vesting acceleration	—	—	—	—	—	—
John Giamatteo	Severance	435,000(5)	—	215,000	—	—	—
	Bonus	—	134,830	—	134,830	134,830	134,830
	Equity award vesting acceleration	103,053	726,537	—	726,537	726,537	726,537
Hank Skorny	Severance	—	—	165,000	—	—	—
	Bonus	—	31,402	—	31,402	31,402	31,402
	Equity award vesting acceleration	45,375	198,000	—	198,000	—	198,000

(1) Assumes outstanding options and restricted stock units are substituted or assumed by a successor entity upon a change of control, and that acceleration of vesting occurs upon the termination of the employment of the Named Executive Officer. Also assumes that the discretionary bonuses and cash incentive compensation earned under the 2009 MBO Plan, as approved by the Compensation Committee, are paid. Does not reflect terms of the Severance and Change in Control Agreements that RealNetworks entered into with each of Messrs. Eggers and Skorny in February 2010 and April 2010, respectively. Details of these arrangements are set forth in "Compensation Discussion and Analysis" on page 22 and in "Change in Control Arrangements" on page 19.

(2) Assumes that the Named Executive Officer has provided a notice period of six months prior to voluntarily terminating his employment with RealNetworks.

(3) Assumes outstanding options and restricted stock units are not substituted or assumed by a successor entity upon a change of control, and that vesting of outstanding awards is fully accelerated upon a change of control. Also assumes that the Named Executive Officer is employed by the successor entity on the payment date with respect to performance-based cash incentive and discretionary cash bonus compensation earned in 2009 but not paid on or before December 31, 2009.

(4) Mr. Glaser resigned as Chief Executive Officer of RealNetworks prior to the payment of performance based cash incentive compensation under the 2009 CEO Incentive Plan and therefore was not entitled to a payment

under that plan. Mr. Glaser did not have any preexisting severance arrangements with RealNetworks. However, as described in the "Compensation Discussion and Analysis" section of this Proxy Statement, Mr. Glaser ultimately was provided with certain severance benefits in recognition of his long service to RealNetworks.

(5) Assumes payment of twelve months' base salary in lieu of providing twelve months' notice to Mr. Giamatteo prior to terminating his employment without cause.

Severance Payments

It is RealNetworks' policy to request certain executive officers, excluding Mr. Glaser, to provide a notice period of six months prior to voluntarily terminating their employment with RealNetworks for the purpose of transitioning responsibilities. In the event an executive officer provides six months' notice prior to voluntarily terminating his employment, he will receive a severance payment equal to six months of such executive's annual base salary, even if RealNetworks does not require the continued services of the executive officer for all or part of such six month notice period. In the event an executive officer provides notice of less than six months prior to voluntarily terminating his employment, he will receive a severance payment equal to the number of months' notice provided, up to a maximum severance payment equal to six months of the executive's annual base salary, even if RealNetworks does not require the continued services of the executive officer for all or part of such notice period. Severance payments are made following the last day worked by an executive officer. Severance amounts shown in the above table under the caption "Voluntary Termination" assume that each Named Executive Officer, excluding Mr. Glaser, has provided six months' notice prior to voluntarily terminating his employment on December 31, 2009.

The amounts represented in the "2009 Potential Payments Upon Termination of Employment or Change-in-Control" table above do not reflect the terms of the Retention Agreements or the Change in Control and Severance Agreements for Messrs. Eggers and Skorny since such agreements were entered into after December 31, 2009.

• *Mr. Barbour.* In the event RealNetworks had terminated the employment of Mr. Barbour without cause or if Mr. Barbour had terminated his employment for good reason on December 31, 2009, RealNetworks would have provided Mr. Barbour with a severance payment equal to twelve months of his annual base salary and an additional bonus payment equal to 100% of his target annual bonus award. These payments are subject to and conditioned upon Mr. Barbour providing a waiver and release of all claims against RealNetworks.

• *Mr. Giamatteo.* In the event RealNetworks had terminated the employment of Mr. Giamatteo without cause on December 31, 2009, RealNetworks would have provided Mr. Giamatteo with twelve months' notice or paid Mr. Giamatteo his then-current base salary in lieu of notice through any remaining portion of the notice period.

Bonus Payments

If the employment of a Named Executive Officer had terminated on December 31, 2009 under any of the circumstances described in the above table other than voluntary termination or termination without cause or good reason before a change of control, such Named Executive Officer would have been entitled to receive the portion of the performance-based cash incentive or discretionary bonus compensation earned in 2009 but not paid as of December 31, 2009.

Acceleration of Vesting of Equity Awards

Termination by RealNetworks Other than for Cause. If we terminate the employment of a Named Executive Officer for any reason other than for cause, and any of such Named Executive Officer's outstanding stock options or restricted stock units are not fully vested, the next vesting installment of such stock options or

restricted stock units will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the option commenced or the last anniversary thereof, expressed in full months, provided that the Named Executive Officer executes and delivers a settlement agreement and release satisfactory to us on or before the date of such termination.

Death of Executive Officer. If the employment of a Named Executive Officer terminates due to such executive officer's death, any stock options or restricted stock units that are unvested as of the date of such executive officer's death will fully vest on such date and may be exercised by the estate or legal representative of such executive officer for a period of one year following such date, but not later than the expiration date of such stock options or restricted stock units.

Change in Control. If stock options or restricted stock units granted to a Named Executive Officer under the RealNetworks, Inc. 2005 Stock Incentive Plan are continued, assumed, converted or substituted for on substantially the same terms and conditions immediately following a change in control and within 24 months after such change in control the executive officer's employment is terminated by RealNetworks or its successor without cause or by the executive officer for good reason, all of the shares subject to the stock options or restricted stock units will be vested immediately, and such stock options may be exercised at any time within 24 months following such termination, but not later than the expiration date of the stock options. In addition, if such stock options or restricted stock units are not continued, assumed, converted or substituted for immediately following the change in control, all of the shares subject to the stock options or restricted stock units will vest immediately upon the change in control, and such stock options may be exercised at any time within 12 months thereafter.

In addition, stock options granted to a Named Executive Officer under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated, and the RealNetworks, Inc. 2000 Stock Option Plan, as amended (the "Plans") will become exercisable in full in respect of the aggregate number of shares covered thereby in the event of a change of control of RealNetworks as further described on page 19 under the caption "Change-in-Control Arrangements." The administrator of the Plans may, in its discretion, determine that outstanding options issued under the Plans will not become exercisable on an accelerated basis in connection with a change of control if our Board of Directors or the surviving or acquiring corporation, as the case may be, has taken action to provide for (a) the substitution of outstanding options granted under the Plans for equitable options in the surviving or acquiring corporation, (b) the assumption of such options by the surviving or acquiring corporation, or (c) the cash payment to each holder of an option of such amount as the plan administrator shall determine represents the then value of such options.

The amounts represented in the "2009 Potential Payments Upon Termination of Employment or Change-in-Control" table above do not reflect the terms of the Retention Agreements and Change in Control and Severance Agreements for Messrs. Eggers and Skorny since such agreements were entered into after December 31, 2009.

Compensation Committee Interlocks and Insider Participation

From January 1, 2009 to May 1, 2009, the Compensation Committee was composed of Messrs. Benhamou, Jotwani and Jaech. Mr. Jaech resigned from the Board of Directors effective as of May 1, 2009. From May 2, 2009 to June 28, 2009, the Compensation Committee was composed of Messrs. Benhamou and Jotwani. From June 29, 2009 to September 9, 2009, the Compensation Committee was composed of Messrs. Benhamou, Jotwani and Chapple. Mr. Chapple resigned from the Board of Directors effective September 9, 2009. From September 10, 2009 through December 31, 2009, the Compensation Committee was composed of Messrs. Benhamou and Jotwani. In 2009, no executive officer of RealNetworks served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of RealNetworks' Board of Directors or Compensation Committee. In addition, no interlocking relationship existed between any member of our Compensation Committee and any member of the compensation committee of any other company.

Policies and Procedures With Respect to Related Person Transactions

It is the policy of RealNetworks not to enter into any related person transaction unless the Audit Committee of the Board of Directors reviews and approves such transaction in accordance with guidelines set forth in the RealNetworks, Inc. Policy Regarding Related Party Transactions, or the transaction is approved by a majority of RealNetworks' disinterested directors. In reviewing and approving any related person transaction, the Audit Committee will satisfy itself that it has been fully informed as to the related person's relationship and interest including all material facts of the proposed transaction, and determine that the transaction is fair to RealNetworks.

All related person transactions of which RealNetworks management is aware will be disclosed to the Audit Committee. At least annually, RealNetworks management will elicit information from RealNetworks' executive officers and directors as to existing and potential related person transactions, and will seek to obtain such information from 5% shareholders who do not file reports with the SEC on Schedule 13G. An executive officer or director will promptly inform the Chairman of the Audit Committee when the officer or director becomes aware of a potential related person transaction in which the officer or director would be a related person.

PROPOSAL TWO — APPROVAL OF AMENDMENT TO THE 2007 EMPLOYEE STOCK PURCHASE PLAN

At the Annual Meeting, shareholders will be asked to approve an amendment to the Company's 2007 Employee Stock Purchase Plan (as amended and restated, the "Amended 2007 ESPP"), which was adopted, subject to shareholder approval, by the Board of Directors in August 2010. The Amended 2007 ESPP provides the same benefits to employees that are currently provided under the 2007 ESPP, but would increase the number of shares of RealNetworks common stock authorized for issuance under the plan by 2,000,000 shares.

The Board of Directors believes that the Amended 2007 ESPP encourages employees to acquire shares of RealNetworks common stock, thereby better aligning their interests with those of the Company's shareholders, promotes financial saving for the future by RealNetworks employees and fosters good employee relations. Therefore, the Amended 2007 ESPP is an important part of the Company's compensation program, and the Board approved the Amended 2007 ESPP to permit employee participation in the employee stock purchase program to continue at historical levels and to preserve the benefits of the program. Approximately 11% of the eligible employees of RealNetworks participated in the employee stock purchase program in the first half of 2010.

The Board is asking shareholders to approve an amendment to increase the number of shares of Company common stock that remain available for issuance under the 2007 ESPP by 2,000,000 shares so that the number of shares that are currently available for issuance under the plan would be increased from 376,013 shares to 2,376,013 shares. If approved by the shareholders, the Amended 2007 ESPP will, together with the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated, be RealNetworks' only active equity plans.

A copy of the Amended 2007 ESPP is attached to this Proxy Statement as *Appendix A*. The following description of the Amended 2007 ESPP is a summary and does not purport to be a complete description. See *Appendix A* for more detailed information.

Summary of the RealNetworks, Inc. 2007 Employee Stock Purchase Plan, as Amended and Restated

Purpose. The purpose of the Amended 2007 ESPP is to provide employees of RealNetworks and its designated subsidiaries with an opportunity to purchase RealNetworks common stock through accumulated payroll deductions pursuant to a plan that qualifies for beneficial tax treatment under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code") as an "employee stock purchase plan." In addition, the

Amended 2007 ESPP authorizes the grant of options that would not qualify under Section 423 of the Code pursuant to rules, procedures or sub-plans that are designed to achieve desired tax or other objectives in particular locations outside the United States.

Administration. The Amended 2007 ESPP may be administered by the RealNetworks Board or any committee appointed by the Board to administer the Amended 2007 ESPP (the "plan administrator"). The plan administrator is authorized to administer and interpret the Amended 2007 ESPP, subject in all cases to the limitations of Code Section 423, and such decisions and determinations will be binding on all participants. The plan administrator may amend or terminate the Amended 2007 ESPP at any time and for any reason. However, as required by Section 423 of the Internal Revenue Code and Nasdaq listing requirements, certain material amendments must be approved by RealNetworks' shareholders. In addition, an amendment will be subject to shareholder approval if the plan administrator deems the amendment to be a material amendment.

Stock Subject to the Amended 2007 ESPP. Under the Amended 2007 ESPP, eligible employees may purchase shares of common stock through payroll deductions at a discount from market-price without incurring broker commissions. A maximum of 2,376,013 shares of common stock, subject to adjustments for stock splits, will be available for purchase under the Amended 2007 ESPP, assuming RealNetworks receives shareholder approval of the proposed amendment to the 2007 ESPP. The common stock issued under the Amended 2007 ESPP will be from authorized but unissued or reacquired shares of RealNetworks common stock.

Eligibility. To be eligible to participate in the Amended 2007 ESPP, an employee must be employed by RealNetworks or one of its designated subsidiaries for at least 20 hours per week for at least five months in any calendar year, and may not own 5% or more of the combined voting power or value of of RealNetworks' capital stock or that of any related corporation. In addition, an employee must be employed by RealNetworks for at least 30 days in order to be eligible to enroll in the Amended 2007 ESPP. Non-employee directors are not eligible to participate in the Amended 2007 ESPP. As of September 3, 2010, approximately 1,165 employees were eligible to participate in the 2007 ESPP. Under the Amended 2007 ESPP, no employee may purchase more than $25,000 worth of common stock (based on the fair market value of the common stock on the first day of the offering period) during any calendar year.

Offering Periods and Purchase Periods. The Amended 2007 ESPP is generally divided into 6-month offering periods with a new offering period beginning each January 1 and July 1 and ending on the next June 30 and December 31, respectively. Each offering period has one six-month purchase period beginning on January 1 and July 1 and ending on June 30 and December 31, respectively. The plan administrator can establish a different period for any future offering period. During the offering periods, participating employees accumulate funds in an account used to buy common stock through payroll deductions. Payroll deductions accrue at a rate of not less than 1% and not more than 10% of an employee's cash salary, wages, bonuses, commissions and any other amounts paid to or on behalf of a participant during each payroll period in a purchase period, provided, however, that no participant may apply payroll deductions in excess of $10,000 toward the purchase of common stock under the plan during any calendar year. At the end of each six-month purchase period, the purchase price is determined and the participating employee's accumulated funds are used to purchase the appropriate whole number of shares of common stock. The purchase price per share of common stock is equal to 85% of the fair market value of RealNetworks common stock on the last trading day of the purchase period. "Fair market value" is defined in the Amended 2007 ESPP as the closing sales price for that day as reported on the Nasdaq Global Select Market. On September 3, 2010, the closing price of RealNetworks the Company's common stock, as reported on the Nasdaq Global Select Market, was $2.88 per share.

Effect of Termination. Employees who terminate their employment with the Company for any reason prior to the last trading day of a purchase period will not be allowed to acquire shares under the Amended 2007 ESPP for that purchase period. Upon termination of employment, RealNetworks will pay the balance in the employee's account to the employee or to his or her estate without interest.

Transferability. Neither payroll deductions credited to an employee's account under the Amended 2007 ESPP nor any rights with regard to the purchase of shares under the Amended 2007 ESPP may be assigned, transferred, pledged or otherwise disposed of in any way by the employee, other than by will or the laws of descent and distribution.

Dissolution or Liquidation. In the event of a liquidation or dissolution of RealNetworks, any offering period then in progress will be shortened and a new purchase date will be set to occur on a date before the date of such proposed liquidation or dissolution.

Change of Control. In the event of a merger, change of control or sale of all or substantially all of the Company's assets, each option to purchase shares during an ongoing offering period will be assumed or substituted for by the successor corporation. In the event the successor corporation does not assume or substitute for the option, the offering period with respect to which such option relates will be shortened and a new purchase date will be set to occur on a date before the date of such proposed merger, change of control or sale of assets.

Amendment, Suspension and Termination of the Amended 2007 ESPP. The plan administrator has the power to amend, suspend or terminate the Amended 2007 ESPP, except that the plan administrator may not amend the Amended 2007 ESPP without shareholder approval if such approval is required under Code Section 423. Unless sooner terminated, the Amended 2007 ESPP will terminate on December 31, 2027.

Federal Income Tax Consequences. RealNetworks intends that the Amended 2007 ESPP qualify as an "employee stock purchase plan" under Code Section 423. The following discussion is only a brief summary of the material federal income tax consequences to RealNetworks and the participating employees in the United States in connection with the Amended 2007 ESPP. The discussion is general in nature and does not address issues relating to the income tax circumstances of any individual employee. The discussion is based on the Code as in effect on the date of this proxy statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. The discussion does not address the consequences of applicable state, local or foreign tax laws.

Under the Code, RealNetworks is deemed to grant employee participants in the Amended 2007 ESPP an "option" on the first day of each offering period to purchase as many shares of RealNetworks common stock as the employee will be able to purchase with the payroll deductions credited to his or her account during the offering period. On the last day of each six-month offering period, the purchase price is determined and the employee is deemed to have exercised the "option" and purchased the number of shares of common stock his or her accumulated payroll deductions will purchase at the purchase price.

The amounts deducted from a participating employee's pay pursuant to the Amended 2007 ESPP will be included in the employee's compensation and be subject to federal income and employment tax. Generally, no additional income will be recognized by the employee either at the beginning of the offering period, when the "option" is granted or at the time the employee purchases shares of common stock pursuant to the Amended 2007 ESPP.

The required holding period for favorable federal income tax treatment upon disposition of common stock acquired under the Amended 2007 ESPP is the later of (1) two years after the deemed "option" is granted (the first day of an offering period), and (2) one year after the deemed "option" is exercised and the common stock is purchased (the last day of an offering period). When the common stock is disposed of after this period, or after the employee's death if the employee dies while holding the common stock (a "qualifying disposition"), the employee (or in the case of death the employee's estate) realizes ordinary income to the extent of the lesser of (a) the amount by which the fair market value of the common stock at the time the deemed "option" was granted exceeded the "option price," and (b) the amount by which the fair market value of the common stock at the time of the disposition exceeded the "option price." The "option price" is equal to 85% of the fair market value of the common stock on the last day of the offering period. Thus, the maximum amount of gain taxable as ordinary

income is the amount of the 15% discount measured as of the last day of an offering period. Any further gain recognized on a qualifying disposition will be long-term capital gain. If the sale price is less than the option price, there is no ordinary income and any loss recognized generally will be a long-term capital loss.

When an employee sells or disposes of the common stock (including by way of most gifts) before the expiration of the required holding period (a "disqualifying disposition"), the employee recognizes ordinary income to the extent of the difference between the price actually paid for the common stock and the fair market value of the common stock at the date the option was exercised (the last day of an offering period), regardless of the price at which the common stock is sold. Any additional gain recognized upon the disqualifying disposition will be capital gain. The capital gain will be long-term if the employee held the shares more than 12 months. If the sale price is less than the fair market value of the common stock at the date of exercise, then the employee will have a capital loss equal to such difference. Even though an employee must treat part of his or her gain on a qualifying disposition of the common stock as ordinary income, RealNetworks may not take a business deduction for such amount. However, if an employee makes a disqualifying disposition, the amount of income that the employee must report as ordinary income qualifies as a business deduction for RealNetworks for the year of such disposition.

Number of Shares Purchased by Certain Individuals and Groups. The actual number of shares that may be purchased by any individual under the Amended 2007 ESPP is not determinable in advance since the number is determined, in part, on the contributed amount and the purchase price. The Company's non-employee directors are not eligible to participate in the Amended 2007 ESPP and none of the Company's named executive officers have elected to participate in the Amended 2007 ESPP.

Our executive officers have a financial interest in this proposal because they are eligible to participate in the Amended 2007 ESPP, thereby enabling them to purchase shares of RealNetworks common stock through payroll deductions at a discount from market-price without incurring broker commissions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE REALNETWORKS, INC. 2007 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED AND RESTATED.

PROPOSAL 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed the firm of KPMG LLP as the independent registered public accounting firm for RealNetworks' fiscal year ending December 31, 2010, and the Board of Directors recommends that shareholders vote for the ratification of such appointment. Although ratification by our shareholders is not required by law, RealNetworks has determined that it is desirable to request shareholder approval of this appointment. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such change would be in the best interests of RealNetworks and its shareholders. If the shareholders do not ratify the appointment of KPMG LLP, the Audit Committee may reconsider its selection.

KPMG LLP has audited the consolidated financial statements of RealNetworks since 1994. KPMG LLP performed audit services in connection with the audit of the consolidated financial statements of RealNetworks for its fiscal year ended December 31, 2009. In addition, KPMG LLP has rendered other services, including the review of financial statements and related information in various registration statements and filings with the SEC.

Fees Billed by KPMG LLP During 2008 and 2009

The following table presents fees for professional services rendered by KPMG LLP, an independent registered public accounting firm, for the audit of our annual financial statements for 2008 and 2009, and fees billed for other services rendered by KPMG LLP.

	2008	2009
Audit Fees(1)	$3,200,088	$1,855,499
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total Fees	**$3,200,088**	**$1,855,499**

(1) Fees in connection with the audit of RealNetworks' annual financial statements for the fiscal years ended December 31, 2008 and 2009, reviews of the financial statements included in RealNetworks' quarterly reports on Form 10-Q during the 2008 and 2009 fiscal years, Sarbanes-Oxley Section 404 attestation services and statutory audits for subsidiaries of RealNetworks.

Pre-Approval Policies and Procedures

The Audit Committee approves in advance all audit and non-audit services to be performed by our independent auditors. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. In accordance with its pre-approval procedures, the Audit Committee has pre-approved certain specified audit and non-audit services to be provided by KPMG LLP, for up to twelve months from the date of the pre-approval. If there are any additional services to be provided, a request for pre-approval must be submitted by management to the Audit Committee for its consideration. In 2008 and 2009, the Audit Committee approved all fees of KPMG LLP identified in the above table in accordance with SEC requirements. In addition, KPMG LLP did not provide any non-audit services to RealNetworks in 2008 or 2009.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2010.

Report of the Audit Committee of the Board of Directors

The following is the report of the Audit Committee with respect to RealNetworks' audited financial statements, which include the consolidated balance sheets of RealNetworks as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009, and the notes thereto.

A part of fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal 2009 with management and has discussed those matters required by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, with KPMG LLP. The Audit Committee received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP its independence from RealNetworks.

Based on the Audit Committee's review of the audited consolidated financial statements and its discussions with management, the internal audit function and KPMG LLP, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for fiscal 2009 be included in the RealNetworks Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

The Audit Committee of the Board of Directors

Eric A. Benhamou, Chairman
Pradeep Jotwani
Kalpana Raina
Dominique Trempont

OTHER BUSINESS

The Board of Directors does not intend to bring any other business before the meeting, and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the Notice of Annual Meeting of Shareholders. However, as to any other business that may properly come before the meeting, it is intended that proxies, in the form enclosed, will be voted in respect to those proxies in accordance with the judgment of the persons voting such proxies.

The information contained above under the captions "Compensation Committee Report" and "Report of the Audit Committee of the Board of Directors" shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that RealNetworks specifically incorporates it by reference into such filing.

IT IS IMPORTANT THAT PROXIES ARE RETURNED PROMPTLY AND THAT YOUR SHARES ARE REPRESENTED. SHAREHOLDERS ARE URGED TO MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

BY ORDER OF THE BOARD OF DIRECTORS



TRACY D. DAW
Chief Legal Officer and Corporate Secretary

September 21, 2010
Seattle, Washington

A COPY OF REALNETWORKS' ANNUAL REPORT ON FORM 10-K FOR THE 2009 FISCAL YEAR, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO:
INVESTOR RELATIONS DEPARTMENT
REALNETWORKS, INC.
P.O. BOX 91123
SEATTLE, WASHINGTON 98111-9223

Proxy Statement

[THIS PAGE INTENTIONALLY LEFT BLANK]

REALNETWORKS, INC.

2007 EMPLOYEE STOCK PURCHASE PLAN
(as amended and restated effective)

1. *Purpose.* The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock through accumulated payroll deductions. The Company's intention is to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the Plan, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Section 423 of the Code. In addition, the Plan authorizes the grant of options that would not qualify under Section 423 of the Code pursuant to rules, procedures, or sub-plans adopted by the Administrator designed to achieve desired tax or other objectives in particular locations outside the United States.

2. *Definitions.*

(a) *"Administrator"* means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 14.

(b) *"Applicable Laws"* means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where participants in the Plan are located.

(c) *"Board"* means the Board of Directors of the Company.

(d) *"Change in Control"* means the occurrence of any of the following events:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; or

(iii) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(e) *"Code"* means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(f) *"Committee"* means a committee of the Board appointed in accordance with Section 14 hereof.

(g) *"Common Stock"* means the common stock of the Company.

(h) *"Company"* means RealNetworks, Inc., a Washington corporation.

(i) *"Compensation"* means all cash salary, wages, bonuses, commissions and other amounts paid to or on behalf of a Participant for services performed or on account of holidays, vacation, sick leave or other similar events, including any amounts by which such amounts are reduced, at the election of a Participant,

pursuant to a cafeteria plan described in Section 125 of the Code, a dependent care assistance program described in Section 129 of the Code, a cash or deferred arrangement described in Section 401(k) of the Code, or any similar plan, program or arrangement, but excluding the value of any noncash benefits under any employee benefit plans and any special amounts paid to the Participant that are specifically excluded by the Administrator. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation prior to an Offering Period for all options to be granted on the Offering Date for such Offering Period.

(j) *"Designated Subsidiary"* means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan.

(k) *"Director"* means a member of the Board.

(l) *"Eligible Employee"* means any individual who is a common law employee of the Company or any of its current majority-owned subsidiaries (and each other corporation designated by the Administrator that hereafter becomes a majority-owned subsidiary of the Company), except the following: (a) employees who have been employed for less than 30 days; (b) employees whose customary employment is 20 hours or less per week; and (c) employees whose customary employment is for not more than five months in any calendar year, unless for participants outside the United States, such limitations in eligibility are not permitted under Applicable Laws outside the United States. The Administrator, in its discretion, from time to time may, prior to an Offering Period for all options to be granted on the Offering Date for such Offering Period, determine (on a uniform and nondiscriminatory basis) that the definition of Eligible Employee will or will not include an individual if he or she: (i) has not completed the required length of service with the Company, if any, as such length may be determined by the Administrator in its discretion (such length of required service not to exceed two (2) years), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (iv) is an officer or other manager, or (v) is a highly compensated employee under Section 414(q) of the Code. Except as otherwise expressly provided in the Plan and permitted by Section 423 of the Code, all Eligible Employees shall have the same rights and obligations under the Plan. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves.

(m) *"Employer"* means any one or all of the Company and its Designated Subsidiaries.

(n) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(o) *"Exercise Date"* means the first Trading Day on or before June 30 and December 31 of each year. The first Exercise Date under the Plan will be June 30, 2008. The Exercise Dates may be changed pursuant to Sections 4 and 19.

(p) *"Fair Market Value"* means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean of the closing bid and asked prices for the Common Stock

on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof will be determined in good faith by the Administrator.

(q) *"Fiscal Year"* means the fiscal year of the Company.

(r) *"New Exercise Date"* means a new Exercise Date set by shortening any Offering Period then in progress.

(s) *"Offering Date"* means the first Trading Day of each Offering Period.

(t) *"Offering Periods"* means the periods of approximately six months during which an option granted pursuant to the Plan may be exercised, (i) commencing on the first Trading Day on or after January 1 of each year and terminating on the first Trading Day on or before June 30, approximately six months later, and (ii) commencing on the first Trading Day on or after July 1 of each year and terminating on the first Trading Day on or before December 31, approximately six months later; provided, however, that the first Offering Period under the Plan will commence with the first Trading Day on or after January 1, 2008 and end on the first Trading Day on or before June 30, 2008; and provided, further, that the second Offering Period under the Plan will commence on the first Trading Day on or after July 1, 2008. The duration and timing of Offering Periods may be changed pursuant to Sections 4 and 19.

(u) *"Parent"* means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(v) *"Plan"* means this RealNetworks, Inc. 2007 Employee Stock Purchase Plan.

(w) *"Purchase Period"* means the period during an Offering Period during which shares of Common Stock may be purchased on a participant's behalf in accordance with the terms of the Plan. Unless the Administrator provides otherwise, the Purchase Period will have the same duration and coincide with the length of the Offering Period.

(x) *"Purchase Price"* means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Exercise Date; provided however, that the Purchase Price may be determined for subsequent Offering Periods by the Administrator subject to compliance with Section 423 of the Code (or any successor rule or provision or any other applicable law, regulation or stock exchange rule) or pursuant to Section 19.

(y) *"Subsidiary"* means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(z) *"Trading Day"* means a day on which the national stock exchange upon which the Common Stock is listed is open for trading.

3. *Eligibility.*

(a) *Offering Periods.* Any Eligible Employee on a given Offering Date will be eligible to participate in the Plan, subject to the requirements of Section 5.

(b) *Limitations.* Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (i) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the

Code) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Section 423 of the Code) of the Company or any Parent or Subsidiary of the Company accrues at a rate which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time.

4. *Offering Periods.* The Plan will be implemented by consecutive Offering Periods with a new Offering Period commencing on the first Trading Day on or after January 1 and July 1 each year, or on such other date as the Administrator will determine. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without shareholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter.

5. *Participation.* An Eligible Employee may participate in the Plan pursuant to Section 3(a) by (i) submitting to the Company's stock plan administration office (or its designee), on or before a date prescribed by the Administrator prior to an applicable Offering Date, a properly completed subscription agreement authorizing payroll deductions in the form provided by the Administrator for such purpose, or (ii) following an electronic or other enrollment procedure prescribed by the Administrator.

6. *Payroll Deductions.*

(a) At the time a participant enrolls in the Plan pursuant to Section 5, he or she will elect to have payroll deductions made on each pay day during the Offering Period in an amount not exceeding ten percent (10%) (or such greater or lesser percentage that the Administrator may establish from time to time, in its discretion and on a uniform and nondiscriminatory basis, for all options to be granted on any Offering Date) of the Compensation which he or she receives on each pay day during the Offering Period, provided, however, that unless and until the Administrator determines otherwise, no Participant may apply payroll deductions in excess of $10,000 toward the purchase of Common Stock under the Plan during any calendar year. The Administrator may set such minimum level of payroll deductions as the Administrator determines to be appropriate. Any minimum level of deductions set by the Administrator shall apply equally to all Eligible Employees. A participant's subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(b) A Participant in the Plan on the last day of an Offering Period shall automatically continue to participate in the Plan during the next Offering Period unless he or she withdraws in the manner described in Section 10.

(c) All payroll deductions made for a participant will be credited to his or her account under the Plan and will be withheld in whole percentages only. A participant may not make any additional payments into such account. A Participant's accumulated payroll deductions shall remain the property of the Participant until applied toward the purchase of shares of Common Stock under the Plan, but may be commingled with the general funds of the Company. No interest will be paid on payroll deductions accumulated under the Plan.

(d) A participant may discontinue his or her participation in the Plan as provided in Section 10, and may not increase or decrease the rate of his or her payroll deductions during an Offering Period (it being understood that a participant may increase or decrease his or her payroll deductions for future Offering Periods prior to the commencement of any such Offering Period). Any change of a participant's contribution rate for future Offering Periods may be accomplished by (i) properly completing and submitting to the Company's stock plan administration office (or its designee), on or before a date prescribed by the Administrator a new subscription agreement authorizing the change in payroll deduction rate in the form provided by the Administrator for such purpose, or (ii) following an electronic or other procedure prescribed by the Administrator. If a participant has

not followed such procedures to change the rate of payroll deductions, the rate of his or her payroll deductions will continue at the originally elected rate throughout future Offering Periods (unless terminated as provided in Section 10).

(e) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b), a participant's payroll deductions may be decreased to zero percent (0%) at any time during an Offering Period. Subject to Section 423(b)(8) of the Code and Section 3(b) hereof, payroll deductions will recommence at the rate originally elected by the participant effective as of the beginning of the first Offering Period which is scheduled to end in the following calendar year, unless terminated by the participant as provided in Section 10.

(f) At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of, the participant must make adequate provision for the Company's or Employer's federal, state, or any other tax liability payable to any authority, national insurance, social security or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock. At any time, the Company or the Employer may, but will not be obligated to, withhold from the participant's compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Eligible Employee.

7. *Grant of Option.* On the Offering Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee's payroll deductions accumulated prior to such Exercise Date and retained in the Eligible Employee's account as of the Exercise Date by the applicable Purchase Price; provided that such purchase will be subject to the limitations set forth in Sections 3(b) and 13. The Eligible Employee may accept the grant of such option by electing to participate in the Plan in accordance with the requirements of Section 5. Exercise of the option will occur as provided in Section 8, unless the participant has withdrawn pursuant to Section 10. The option will expire on the last day of the Offering Period.

8. *Exercise of Option.*

(a) Unless a participant withdraws from the Plan as provided in Section 10, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares subject to option will be purchased for such participant at the applicable Purchase Price with the accumulated payroll deductions in his or her account. No fractional shares of Common Stock will be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share will be retained in the participant's account for the subsequent Offering Period, subject to earlier withdrawal by the participant as provided in Section 10. Any other funds left over in a participant's account after the Exercise Date will be returned to the participant. During a participant's lifetime, a participant's option to purchase shares hereunder is exercisable only by him or her.

(b) If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (i) the number of shares of Common Stock that were available for sale under the Plan on the Offering Date of the applicable Offering Period, or (ii) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Offering Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or terminate all Offering Periods then in effect pursuant to Section 19. The Company may make a pro rata allocation of the

shares available on the Offering Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares for issuance under the Plan by the Company's shareholders subsequent to such Offering Date.

9. *Delivery.* As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each participant the shares purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. No participant will have any voting, dividend, or other shareholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the participant as provided in this Section 9.

10. *Withdrawal.*

(a) A participant may withdraw all but not less than all the payroll deductions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (i) submitting to the Company's payroll office (or its designee) a written notice of withdrawal in the form prescribed by the Administrator for such purpose, or (ii) following an electronic or other withdrawal procedure prescribed by the Administrator. All of the participant's payroll deductions credited to his or her account will be paid to such participant promptly after receipt of notice of withdrawal and such participant's option for the Offering Period will be automatically terminated, and no further payroll deductions for the purchase of shares will be made for such Offering Period. If a participant withdraws from an Offering Period, payroll deductions will not resume at the beginning of the succeeding Offering Period unless the participant re-enrolls in the Plan in accordance with the provisions of Section 5.

(b) A participant's withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the participant withdraws.

11. *Termination of Employment.* Upon a participant's ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such participant's account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such participant's option will be automatically terminated.

12. *Interest.* No interest will accrue on the payroll deductions of a participant in the Plan, unless required by non-United States Applicable Laws for participants outside the United States.

13. *Stock.*

(a) Subject to adjustment upon changes in capitalization of the Company as provided in Section 18 hereof, the maximum number of shares of Common Stock which will be made available for sale under the Plan will be Two Million Three Hundred Seventy-Six Thousand Thirteen (2,376,013) shares.

(b) Until the shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a participant will only have the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a shareholder will exist with respect to such shares.

(c) Shares of Common Stock to be delivered to a participant under the Plan will be registered in the name of the participant or in the name of the participant and his or her spouse, or in the name of a bank or broker nominee designated to hold such shares for the benefit of the participant in an account established in the participant's name.

14. *Administration.* The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. The Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan, including, without limitation, as further provided in Section 24. Every finding, decision and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

15. *Transferability.* Neither payroll deductions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof.

16. *Use of Funds.* The Company may use all payroll deductions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such payroll deductions. Until shares of Common Stock are issued, participants will only have the rights of an unsecured creditor with respect to such shares.

17. *Reports.* Individual accounts will be maintained for each participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth information including the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

18. *Adjustments, Dissolution, Liquidation, Merger or Change in Control.*

(a) *Adjustments.* In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs, the Administrator, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number and class of Common Stock which may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised, and the numerical limits of Sections 7 and 13.

(b) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company's proposed dissolution or liquidation. The Administrator will notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

(c) *Merger or Change in Control.* In the event of a merger or Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the

successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date and will end on the New Exercise Date. The New Exercise Date will occur before the date of the Company's proposed merger or Change in Control. The Administrator will notify each participant in writing prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

19. *Amendment or Termination.*

(a) The Administrator, in its sole discretion, may amend, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be accomplished by the Administrator setting a New Exercise Date in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 18). If the Offering Periods are terminated prior to expiration, all amounts then credited to participants' accounts which have not been used to purchase shares of Common Stock will be returned to the participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable.

(b) Without shareholder consent and without limiting Section 19(a), the Administrator will be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant's Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable which are consistent with the Plan.

(c) In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i) amending the Plan to conform with the safe harbor definition under Statement of Financial Accounting Standards 123(R), including with respect to an Offering Period underway at the time;

(ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(iii) shortening any Offering Period by setting a New Exercise Date, including an Offering Period underway at the time of the Administrator action;

(iv) reducing the maximum percentage of Compensation a participant may elect to set aside as payroll deductions; and

(v) establishing a maximum number of Shares that a participant may purchase during any Offering Period or Purchase Period.

Such modifications or amendments will not require shareholder approval or the consent of any Plan participants.

20. *Notices.* All notices or other communications by a participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. *Conditions Upon Issuance of Shares.* Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and will be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

22. *Term of Plan.* The Plan will become effective upon the earlier to occur of its adoption by the Board or its approval by the shareholders of the Company. It will continue in effect for a term of twenty (20) years, unless sooner terminated under Section 19.

23. *Shareholder Approval.* The Plan will be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24. *Rules for Non-United States Jurisdictions.*

(a) *Special Rules or Procedures.* Notwithstanding any provision to the contrary in this Plan, the Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures for jurisdictions outside of the United States. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of payroll deductions, making of contributions to the Plan in forms other than payroll deductions, establishment of bank or trust accounts to hold payroll deductions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates which vary with local requirements.

(b) *Non-423 Plan Rules, Procedures or Sub-Plans.* The Administrator may also adopt rules, procedures or sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. Such rules, procedures and sub-plans may take precedence over other provisions of this Plan, with the exception of Sections 13(a) and 20, but unless otherwise superseded by such rules, procedures and sub-plans, the provisions of this Plan shall govern the operation of such arrangements. To the extent inconsistent with the requirements of Section 423 of the Code, the options affected by such rules, procedures and sub-plans shall not be considered to comply with Section 423 of the Code.

2007 Stock Incentive Plan

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-23137

RealNetworks, Inc.

(Exact name of registrant as specified in its charter)

Washington	**91-1628146**
(State of incorporation)	*(I.R.S. Employer Identification Number)*
2601 Elliott Avenue, Suite 1000 **Seattle, Washington**	**98121**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(206) 674-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value $0.001 per share	The NASDAQ Stock Market LLC
Preferred Share Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant was $249,050,035 on June 30, 2009, based on the closing price of the Common Stock on that date, as reported on the Nasdaq Global Select Market.(1)

The number of shares of the registrant's Common Stock outstanding as of February 26, 2010 was 135,139,511.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference the information required by Part III of this Annual Report from its Proxy Statement relating to its 2010 Annual Meeting of Shareholders, to be filed within 120 days after the end of its fiscal year ended December 31, 2009.

(1) Excludes shares held of record on that date by directors, executive officers and 10% shareholders of the registrant. Exclusion of such shares should not be construed to indicate that any such person directly or indirectly possesses the power to direct or cause the direction of the management of the policies of the registrant.

TABLE OF CONTENTS

PART I.

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, and projections about RealNetworks' industry, products, management's beliefs, and certain assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. All statements contained in this annual report on Form 10-K that do not relate to matters of historical fact should be considered forward-looking statements. Forward-looking statements include statements with respect to:

- *future revenues, income and other taxes, tax benefits, net income (loss) per diluted share, acquisition costs and related amortization, and other measures of results of operations;*
- *the effects of our past acquisitions and expectations for future acquisitions;*
- *plans, strategies and expected opportunities for future growth, increased profitability and innovation;*
- *the prospects for creation and growth of strategic partnerships and the resulting financial benefits from such partnerships;*
- *the expected financial position, performance, growth and profitability of our businesses and the availability of resources;*
- *our involvement in potential claims and legal proceedings, the expected course and costs of existing claims and legal proceedings, and the potential outcomes and effects of both existing and potential claims and legal proceedings on our business, prospects, financial condition or results of operations;*
- *the expected completion of the restructuring of Rhapsody America;*
- *our intention to separate our Games and Music businesses and to restructure our remaining businesses;*
- *the expected benefits and other consequences from restructuring Rhapsody America, separating our Games and Music businesses and restructuring our remaining businesses;*
- *the cash position, performance, governance, ownership, management, accounting and integration of our Rhapsody America venture if the restructuring of Rhapsody America is not completed;*
- *the dilutive impact on our shareholders if the call or put rights contained in the limited liability agreement for Rhapsody America are exercised and result in the issuance of additional shares of our common stock, if the restructuring of Rhapsody America is not completed;*
- *our expected introduction of new products and services across our businesses;*
- *the effects of legislation, regulations, administrative proceedings, court rulings, settlement negotiations and other factors that may impact music publishing royalty rates;*
- *the continuation and expected nature of certain customer relationships;*
- *impacts of competition and certain customer relationships on the future financial performance and growth of our businesses;*
- *the effects of U.S. and foreign income and other taxes on our business, prospects, financial condition or results of operations; and*
- *the effect of economic and market conditions on our business, prospects, financial condition or results of operations.*

These statements are not guarantees of future performance and actual actions or results may differ materially. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those noted in the documents incorporated herein by reference. Particular attention should

also be paid to the cautionary language included or referred to in the section of Item 1 entitled "Competition," in Item 1A entitled "Risk Factors" and in Item 3 entitled "Legal Proceedings." RealNetworks undertakes no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise, unless required by law. Readers should carefully review the risk factors included in other reports or documents filed by RealNetworks from time to time with the Securities and Exchange Commission, particularly the Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

Item 1. ***Business***

Overview

Our mission is to create the best products and services for people to enjoy their digital media everywhere. We pioneered the development of technology for streaming digital media over the Internet and have sustained our focus on creating and delivering digital media, technology, services and content such as music, games and video to consumers around the world. We provide easy-to-use and affordable software products and services that enable consumers to discover, save, store and access their digital media on many different devices. We distribute our products and services directly to consumers and also through wireless network operators, original equipment manufacturers and other communications companies who offer these products and services to their customers.

Our products and services include RealPlayer, our widely distributed media player software and the first mainstream media player to enable easy downloading, recording, sharing and editing of digital video offered by our Media Software and Services (MSS) segment. We also provide a variety of mobile entertainment services, such as ringback tones, music-on-demand, video-on-demand and inter-carrier messaging, offered by our Technology Products and Solutions (TPS) segment to consumers through leading mobile carriers around the world. In our TPS segment, we also provide a suite of software and services for digital media delivery via the Internet and wireless networks for business customers, including our Helix servers, players and content creation software. In addition, we developed the award-winning Rhapsody digital music service and we own and operate one of the largest casual games services on the Internet. As of December 31, 2009, we managed our business and reported segment revenue and profit (loss) in four segments: TPS, MSS, Games and Music.

Our strategy is to increase our focus on two key businesses: (1) our software as a service (SaaS) offerings of our TPS business segment (formerly referred to as our application service provider offerings) and (2) our RealPlayer media player software and related businesses. In 2010, our strategy also includes simplifying and restructuring our company by separating our Music and Games businesses, discontinuing some unprofitable products and services offerings and reducing overhead and other operating costs of our company.

We believe our plan to separate our Games and Music businesses will enable those businesses to operate more efficiently and to compete more effectively in their markets. On February 9, 2010, we began the process of separating our Music business by entering into an agreement with MTV Networks, a division of Viacom International Inc. (MTVN), to restructure Rhapsody America. We and MTVN formed Rhapsody America in August 2007 to jointly own and operate a business-to-consumer digital audio music service. We currently own 51% of the equity of Rhapsody America and Viacom owns the remaining 49%. Upon completion of the restructuring, Rhapsody America will be converted from a limited liability company to a corporation, and we expect that we and MTVN will each own less than 50%, but an equal amount, of the company. We expect one or more additional shareholders may also hold minority equity interests in the business after the closing. We also expect that the closing of the restructuring transactions will occur at the end of the first quarter of 2010, and that upon the closing, Rhapsody's financial results will no longer be consolidated with our consolidated financial statements.

We also intend to restructure our casual games business into a separate operating company. We have not yet determined the structure of the separated business, including whether we will retain control of the separated Games business or enter into another strategic transaction involving the business.

We were incorporated in 1994 in the State of Washington. Our common stock is listed on the Nasdaq Global Select Market under the symbol "RNWK."

Technology Products and Solutions

Our TPS business primarily consists of SaaS offerings, which include ringback tones, music-on-demand, video-on-demand and messaging services, as well as system software license sales and intellectual property licensing. We develop and market services and technologies that enable wireless carriers, cable companies and other media and communications companies to deliver entertainment experiences to their customers. We believe that we are at the forefront of innovation in digital media delivery, creating new ways for mobile carriers and other businesses to provide their customers with digital media content.

Our TPS segment has increasingly focused on sales of SaaS to wireless carriers on a recurring basis rather than one-time license sales. We believe that the SaaS business model creates a more stable and scalable revenue stream compared with a system software license sales model. In October 2006, we significantly increased our SaaS service offerings through our acquisition of WiderThan, a global leader for delivering integrated digital media solutions to wireless network operators and other communications service providers.

Our SaaS services are currently deployed with approximately 85 wireless carriers and communications service providers in nearly 50 countries globally, including AT&T, T-Mobile and Verizon Wireless in the Americas; Bharti Airtel, SK Telecom and Telstra in Asia; and Vodafone in Europe.

The SaaS offerings provided by our TPS segment are described below.

Ringback Tones. We sell our ringback tone (RBT) service principally to wireless carriers throughout the world primarily on a SaaS basis. RBT services enable callers to hear music chosen by the subscriber, instead of the traditional electronic ringing sound, while waiting for the subscriber to answer. Our RBT services enable subscribers to select from a variety of high-quality ringback content, including music, pre-recorded messages by celebrities, and sound effects. Carriers generally offer the RBT service to their subscribers through monthly subscriptions and/or on a per RBT basis. In return for providing, operating and managing the RBT service for carriers, we generally enter into revenue-sharing arrangements with our carrier customers typically based on monthly subscription fees, content download fees or a combination of such fees paid by subscribers. The principal customers of our RBT services include SK Telecom, Bharti Airtel, Telstra, Verizon, T-Mobile and several Vodafone operating companies in Europe.

Music-On-Demand. Our music-on-demand (MOD) service allows carriers to offer their subscribers a wide range of song titles by downloading or streaming to PCs, MP3-enabled mobile phones, and portable audio players that are equipped with approved digital rights management systems. Users typically pay carriers for MOD service through monthly subscriptions or on a per-download basis, and we generally receive from the carriers some combination of a monthly fixed fee, a percentage of monthly subscription fees and a percentage of content download fees for providing the service. The principal customers of our MOD service are wireless carriers, including SK Telecom and several Vodafone operating companies in Europe.

Video-On-Demand. Our video-on-demand (VOD) service allows wireless carriers and other telecom providers to offer their subscribers a wide range of videos by downloading or streaming to video-enabled mobile phones that are equipped with approved digital rights management systems. Users typically pay for VOD services through monthly subscriptions and/or content download fees paid to the carriers, and we generally receive from the carriers some combination of a monthly fixed fee, a percentage of monthly subscription fees and a percentage of content download fees for providing the service. The principal customers of our VOD services include Verizon and AT&T.

Messaging. Our principal messaging service is our inter-carrier messaging (ICM) service, which routes and delivers short messaging service (SMS) messages between wireless carriers within the U.S. and internationally to multiple wireless devices under the brand name Metcalf. We provide this service to carriers in partnership with Syniverse Holdings, Inc., who purchased VeriSign, Inc.'s messaging business in 2009. The ICM service allows subscribers with any text messaging capable handset to send and receive text messages to and from subscribers on other carrier networks. We earn revenue from this service from fees paid by the carriers based on the number of messages handled for them through the ICM service, subject to our revenue-sharing arrangement with Syniverse. Our messaging services also include e-mail messaging, multi-media messaging, voice messaging, and multimedia application gateway management, primarily to wireless carriers. The customer base for our ICM services includes several U.S. carriers and more than 20 carriers in Latin America.

We continue to develop technologies that enable mobile carriers to offer an integrated suite of our SaaS offerings through their data plans. We also intend to develop new applications to offer to carriers, provide services to help carriers increase the usage of our applications, and bring more of our existing application services to new and current carrier customers. Further, we intend to broaden the market for our SaaS services beyond carriers to other network service providers and content owners.

We also license technology to businesses through our TPS segment, which is described below.

Helix Server. Our Helix server software allows companies to broadcast live and on-demand audio, video and other multimedia programming to large numbers of simultaneous users over the Internet. We market and sell our Helix Server software to carriers, media companies and other enterprises that typically pay upfront fees for either a perpetual or term-based license plus annual fees for upgrades and support.

OEM Licensing. We have created enhanced versions of our media player and Helix server products for use in wireless applications, and we license our Helix server software and products to a variety of mobile network operators on a worldwide basis. For example, our RealPlayer Mobile Player and related media server enable consumers to access streaming or downloaded content via 2.5G and 3G mobile networks. We have entered into agreements with wireless carriers to use our mobile entertainment platform and with mobile handset manufacturers, including Motorola, Nokia, Qualcomm, and Sony Ericsson, to preinstall our mobile player software on mobile phones. We have also developed an enhanced media player and server, which we license for use on non-mobile devices such as DVD players and netbooks.

Other Software Licensing and Services. We also license gateway product solutions to wireless carriers. The Helix Messaging Gateway provides a solution for the delivery and management of value-added SMS and multimedia messaging service (MMS) services for carriers, offering a single point of management for all applications and services and simple application program interfaces for other media companies and service providers to connect to a carrier's network. The Helix wireless application protocol (WAP) Gateway is a complete WAP infrastructure solution for carriers that enables a carrier's subscribers to browse via WAP, send and receive MMS messages, perform application downloads and access entertainment services.

Our TPS segment also provides professional services and specialized technical support to certain customers. The nature of these services varies from customer to customer and from period to period. In general, these services are designed to customize and integrate our technology with our customers' existing systems and technology. We have reduced our focus on our systems integration business, including the sale of systems integration services to SK Telecom, primarily because it has lower margins and does not generate recurring revenue. However, revenue from that business has been a significant contributor to TPS revenue in the fourth quarter of each year for the past four years.

Media Software and Services

Our MSS segment includes our RealPlayer media player software, our flagship consumer product since 1995 that remains the principal product widely distributed to consumers through which we provide video and other content management features and services. Our MSS segment also provides a premium media aggregation offering, called SuperPass, and has been the incubator for additional media technology development projects.

Our MSS products and services include the following:

RealPlayer. Our RealPlayer media player software includes features and services that enable consumers to discover, play, download, manage and edit digital video. Consumers can stream audio and video, save CDs to their personal music collection, burn CDs and transfer their audio and video content to portable devices. With the latest version of our RealPlayer software, RealPlayer SP, consumers can download and save web videos from thousands of websites, transfer their video content to portable devices or burn them to DVDs, easily share video links with friends on social networks and edit their own video content.

Over the past three years, the focus of our RealPlayer strategy has shifted to providing consumers with tools to manage their digital media content across devices and away from creating a unique streaming platform. As a result, RealPlayer's video downloading tools, for example, are platform-agnostic so that the new RealPlayer versions play nearly all major digital media formats.

RealPlayer is available to consumers as a free download from our Real.com and RealPlayer.com websites. A premium version of RealPlayer, which is available for purchase, includes enhanced functionality for CD and DVD burning, enhanced playback controls and additional media library features.

Advertising and Third-Party Software. We sell advertising on our Real.com family of websites. These sites offer a wide range of free entertainment news and content. In addition, we generate revenue by distributing third-party software products, such as the Google toolbar and Google Chrome, to consumers who wish to download additional applications when downloading our software products.

Subscription Revenue. SuperPass is a subscription service that provides consumers with a broad range of digital entertainment, including a simple way to access popular news and music online. For a monthly fee, a subscriber can download 10 songs from Rhapsody America's MP3 store or a free game from RealArcade as well as view a wide range of movie and television content. In addition, we offer a subscription for exclusive live video feeds from CBS's Big Brother set through our SuperPass service. SuperPass subscribers have access to all of the premium RealPlayer features.

Games

We own and operate one of the largest casual games services. Our offering includes a broad range of casual games available via digital downloads or on online portals, social networks and mobile devices. Casual games are typically designed to have simple graphics, rules and controls and to be quick-to-learn and fun to play. Casual games include board, card, puzzle, word and hidden-object games as well as many other genres. In addition, casual games typically can be easily adopted for play on a wide variety of platforms.

Our Games business is actively involved in game development, publishing, licensing and distribution. We have a diverse portfolio of games consisting of original games developed by our GameHouse and Mr. Goodliving game studios, games developed by us from content we license from other intellectual property holders, and games licensed to us by third parties that we distribute to our customers. We also partner with external game development studios, both for developing games on an outsourced basis and by providing publishing services that give developers access to our large distribution network in exchange for exclusive distribution rights for their games. We distribute games principally in North America, Europe and Latin America through our own websites, which are operated under the GameHouse, RealArcade, Zylom and Atrativa brands, and through websites owned or managed by third parties, including other games companies and portals such as Comcast and AOL.

PC Games. Consumers can play and purchase games from our catalog of more than 2,500 downloadable and online PC games across a variety of popular casual game genres. Games are typically made available with a free trial and can be purchased on an individual basis or as part of one of our subscription services. Our websites offer a variety of products and services, including free online games, limited and extended free trial versions of downloadable games, premium and discount download game purchases and subscriptions, including FunPass, which gives consumers full access to our downloadable game catalog for a monthly fee. In late 2009, we began consolidating the RealArcade and GameHouse online portals and migrating RealArcade customers to the GameHouse.com website. In addition, our online games generate revenue from display advertising that is shown to consumers during online play, and our downloadable games generate revenue from both display and in-game advertising. We intend to continue to launch advertising-supported games through our own family of websites as well as through syndicated distribution channels.

Games on Other Platforms. We develop and distribute our games for other platforms, including mobile phones, other handheld devices, videogame consoles as well as online social networks.

We develop and publish original content that consumers can purchase individually. Under our Mr. Goodliving brand, we have created a technology development platform, called EMERGE, that enables us to adapt our games for use on more than 1,400 mobile handsets. In 2009, we launched several of our popular games for smart phones, including the iPhone, and we intend to increase our focus on game development for smart phones in the future.

In addition, during the year, we began offering several of our casual games, including licensed brands UNO and Collapse, on Facebook and other social network platforms, which collectively have millions of monthly

average unique users. These games offer advertising-supported free game play, and we have also recently added the capability to offer micro-transactions, which are inexpensive purchases by consumers intended to increase their interaction with the games and other game players in social settings or to increase the competitiveness of the player.

Music

Our Music business is primarily operated through Rhapsody America LLC, our joint venture with MTVN. In February 2010, we entered into an agreement to restructure Rhapsody America as described above in our "Overview" section.

Rhapsody America provides products and services that enable consumers to have unlimited access digital music content anytime from a variety of devices. The primary music offering is Rhapsody, a subscription and advertising-supported music service offering conditional downloads and on-demand streaming services through unlimited access to a catalog of millions of music tracks. Rhapsody America also operates Rhapsody.com, a free Web-based limited version of our digital music service, and the Rhapsody MP3 music store, where consumers purchase and permanently download individual digital music tracks. Rhapsody generates revenue in the U.S. primarily through subscriptions to its music services, purchases of tracks and advertising.

Subscription Revenue. The Rhapsody service and jukebox software operated by Rhapsody America are the centerpiece of its U.S. music offerings. Rhapsody allows consumers to manage their entire digital music collection in one application, and subscribers to our Rhapsody Unlimited service receive legal, unlimited, streaming access to over nine million music tracks for a monthly fee. Rhapsody Unlimited enables subscribers to stream or conditionally download songs "on-demand" to their PC or to other devices, features significant editorial content and provides user-friendly ways for subscribers to explore, organize, listen to and share music. Rhapsody Unlimited subscribers can build and share playlists, create customized radio stations, and customize their own homepage within Rhapsody to receive recommendations, new release information and other content specific to their music tastes and listening history. Rhapsody Unlimited subscribers can use the Rhapsody jukebox software to download an unlimited number of songs to their computer to listen to offline as long as they remain subscribers. Rhapsody To Go, a premium service also operated by Rhapsody America, provides subscribers all of the benefits of Rhapsody Unlimited plus the ability to transfer their music to portable devices, including a number of third party MP3 players and other digital music products such as Apple's iPhone.

Advertising Revenue. Rhapsody America also offers a free version of Rhapsody over the Internet called Rhapsody.com that is monetized through advertising-related revenue. Rhapsody.com enables consumers in the U.S. to listen to up to 25 songs per month for free utilizing their web browser. This service is offered primarily as a marketing program for the premium version of Rhapsody.

Revenue from Other Music Products and Services. In 2008, Rhapsody America launched a new MP3 music store, which allows consumers to purchase tracks and albums from Rhapsody America and its partners that are free of the digital rights management software that limits how and where people can play their music. The MP3 music store offers a catalog of more than nine million tracks from all of the major and many independent music labels and enables customers to purchase individual digital music tracks without subscribing to a music subscription service.

International Revenue. Currently, Rhapsody America offers international consumers a subscription-based Internet radio product called RadioPass. RadioPass subscribers gain access to more than 90 pre-programmed, ad-free, high fidelity digital music radio stations in addition to simulcasts of more than 3,000 worldwide broadcast stations for a monthly subscription fee. As part of the Rhapsody America restructuring, we intend to repurchase the international radio business from Rhapsody America.

As described in the "Overview" section above, we recently entered into an agreement to restructure Rhapsody America, and following the completion of the restructuring, Rhapsody America will operate independently from us. In connection with the restructuring, we will contribute $18 million in cash (a portion of which will be used to repurchase the international radio business previously contributed to Rhapsody America), the Rhapsody brand and certain other assets, and MTVN will contribute a $33 million advertising commitment

and MTVN's previous obligation to provide advertising will also be cancelled. Further, the put and call rights held by us and MTVN and MTVN's rights to receive a preferred return in connection with the exercise of our put right will be terminated. Additional information about the put and call rights is set forth in Note 3 of Notes to Consolidated Financial Statements included in Item 8 of this report. In addition, the technology and intellectual property licenses provided from us to Rhapsody America relating to the core technologies for the Rhapsody audio digital music service will be expanded to provide worldwide, perpetual licenses and certain rights for use of the core technologies in business-to-business audio music services. We expect the restructuring to be completed at the end of the first quarter of 2010.

See Note 18 of Notes to Consolidated Financial Statements included in Item 8 of this report for information regarding our reporting segments and geographic regions.

Research and Development

We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our fundamental technology, and strengthening our technological expertise in all our businesses. During the years ended December 31, 2009, 2008, and 2007, we expended 21%, 19%, and 18%, respectively, of our net revenue on research and development activities.

Customers and Seasonality

Our customers include consumers and businesses located throughout the world. Sales to customers outside the U.S., primarily in Asia and Europe, were 33%, 33%, and 36% of our net revenue during the years ended December 31, 2009, 2008 and 2007, respectively. Sales to one of our international TPS customers, SK Telecom, accounted for approximately 13% of our consolidated revenue in the year ended December 31, 2007. No one customer accounted for more than 10% of total revenue during the years ended December 31, 2009 and 2008.

We experience seasonality in our business, particularly with respect to the fourth quarter of our fiscal year. Our consumer businesses, which include advertising revenue, make up a large percentage of our revenue, and the fourth quarter has traditionally been the seasonally strongest quarter for Internet advertising. Our TPS business has seen a concentration of system sales, deployment, and consulting revenue in the fourth quarter.

Sales, Marketing and Distribution

Our marketing programs are aimed at increasing brand awareness of our products and services and stimulating market demand. Across all of our businesses, we use a variety of methods to market our products and services, including paid search advertising, affiliate marketing programs, advertising in print, electronic and other online media, television, direct mail and e-mail offers to qualified potential and existing customers and providing product specific information through our websites. We also cross-market products and services offered by each of our businesses throughout the RealNetworks and Rhapsody America marketing and distribution channels. We also have subsidiaries and offices in several countries that market and sell our products outside the U.S.

Technology Products and Solutions Marketing

Our sales, marketing and business development team works closely with many of our enterprise, infrastructure, wireless, broadband and media customers to identify new business opportunities for our entertainment applications, services and systems. Through ongoing communications with product and marketing divisions of our customers, we tailor our SaaS offerings to the strategic direction of the carriers and the preferences of their subscribers. Our market channels consist of various online and offline methods of promoting our products and services, media relations, industry trade shows, speaking opportunities and other events. We also market and sell our products and services directly through our websites and through other distributors, including hardware server companies, content aggregators, Internet service providers and other hosting providers that redistribute or provide end users access to our streaming technology from their websites and systems. We also have agreements with many popular software and hardware companies and websites to distribute our products as a click-through or to bundle our player products into their applications and software.

MSS, Games and Music Marketing

We market and sell our other consumer products and services directly through our own websites (*www.real.com, www.gamehouse.com, www.zylom.com*, etc.). We also have an advertising sales force that markets and sells advertising on our websites and client software and conducts other activities such as developing live events and advertising for print and other media and creating original content for ads. We sell our international advertising inventory directly to clients and through agencies in foreign markets and third-party advertising representation firms. In addition, we market our games products through third-party distribution channels, such as broadband service providers, online portals, major social networks and content publishers. See "Games" above for a description of how our Games products and services are distributed.

Rhapsody music services are sold and marketed through a family of websites, including Rhapsody.com, as well as by our partner MTVN. Upon the closing of the restructuring transactions involving Rhapsody America, MTVN will provide $33 million in advertising on several MTVN media properties through 2011, in lieu of its previous obligation to provide approximately $111 million through 2013. Rhapsody music products and services are also offered through its client software and a variety of third-party distribution channels, such as broadband service providers, retailers, and other partners. Rhapsody music services are also distributed through a variety of other third-party distribution channels, including mobile carriers, applications we developed for specific mobile phone operating software, home entertainment hardware providers and MP3 manufacturers.

Customer Support

Customer support is integral to the provision of nearly all of our consumer products and services. Consumers who purchase our consumer software products and services, including games, music, and entertainment services, can get assistance via the Internet, e-mail or telephone, depending on the product or service. For most of our consumer products, we contract with third-party outsource support vendors to provide the primary staffing for our first-tier customer support globally. We also provide various support service options for our business customers and for software developers using our software products and associated services. Support service options include hotline telephone support, online support services, and on-site support personnel covering technical and business-related support topics.

Competition

The market for software and services for digital media delivery over the Internet and wireless networks is intensely competitive. Many of our current and potential competitors have longer operating histories, greater name recognition or brand awareness, more employees and/or significantly greater resources than we do.

We compete in the market for delivery of online content services primarily on the basis of the quality and quantity of the content available in our services, the quality and usability of our software products, the reach of our media formats, and the price and perceived value of our products and services to consumers.

Technology Products and Solutions

Software as a Service

We compete with a large number of domestic and international companies in our SaaS offerings. We compete largely based on time-to-market, feature sets, operational expertise, ability to offer an integrated suite of entertainment services, customer care and price. Many of the carrier application services we provide require a high degree of integration with carrier or service provider networks and thus require a high degree of operational expertise. Those companies, like us, that can understand the intricacies of deploying highly sophisticated carrier-grade services quickly and efficiently generally have an advantage. In addition, the ability to enhance services with new features as the digital entertainment market develops is critical.

Our principal competitors in the RBT service market are Livewire Mobile, Comverse Technology, Huawei Technologies and OnMobile Global Limited. Our principal competitors in the MOD service market include Livewire Mobile, Omnifone, Musiwave (part of Microsoft) and Napster, LLC (acquired by Best Buy). Our principal competitors in the VOD service market include MobiTV, Inc., QuickPlay Media Inc. and Comcast's thePlatform. Our principal competitor in the mobile messaging market is Sybase365, a division of Sybase, Inc.

Technology Licensing

We currently compete primarily with Adobe Systems Incorporated, Apple Inc. and Microsoft Corporation in the market for digital media servers, players, encoders, digital rights management, codecs and other technology and services related to digital distribution of media. We believe that the primary competitive factors in the media delivery market include the quality, reliability, price and licensing terms of the overall media delivery solution, ubiquitous and easy consumer accessibility to media playback capability, access to distribution channels necessary to achieve compliance with industry standards, broad distribution and use of products, and the ability to license and support popular and emerging media formats for digital media delivery.

Media Software and Services

Our media software and services business, including our SuperPass subscription service, faces competition from existing competitive alternatives and other emerging services and technologies. We face significant competition from emerging Internet media sources and established companies entering into the Internet media content market, including AOL, Microsoft, Apple, Yahoo!, Facebook, MySpace and Google's YouTube service as well as broadband Internet service providers, many of which provide similar or alternative services for free or bundle these types of services with other offerings. We also face competition from alternative streaming media playback technologies such as Microsoft Windows Media Player and Adobe Flash. We expect this competition to continue to be intense as the markets and business models for Internet video content mature and more competitors enter these new markets. Our video services compete primarily on the basis of the quality and perceived value of the content and services we provide and on the effectiveness of our distribution network and marketing programs.

Games

Our Games business competes with a variety of distributors, publishers and developers of "casual" games for the PC and mobile platforms and for social networks. Our family of websites serving the PC casual games market competes with other high volume distribution channels for downloadable, online and social games including Yahoo! Games, MSN Gamezone, Pogo.com, Oberon Media, Inc., Big Fish Games, Inc., Amazon.com and Zynga Game Network Inc. We compete in this market primarily on the basis of the quality and convenience of our services, the reach and quality of our distribution arrangements and the quality and breadth of our game catalog. In addition, the market for casual games has become increasingly price competitive. We have responded by launching new game offerings on our GameHouse.com and Zylom.com websites that include regular price promotions and enhancements to our subscription service that allows consumers to purchase games at a competitive discount. Our GameHouse and Mr. Goodliving content development studios compete with other developers and publishers of downloadable PC and mobile games. Our studios compete based on our ability to develop and publish high quality games that resonate with consumers, our effectiveness at building our brands, our ability to license and execute digital games based on popular third-party intellectual properties like Monopoly, Scrabble and UNO, and our ability to secure broad distribution relationships for our titles on the Internet, within major social networks and through mobile carriers.

Music

The Rhapsody music subscription services and MP3 music store operated by Rhapsody America face competition from traditional offline music distribution companies and from other online digital music services, including Apple's iTunes music store, Pandora Media's internet radio services and Napster's music subscription services, as well as a wide variety of other competitors that are now offering digital music for sale over the Internet. Microsoft also offers premium music services in conjunction with its Zune product line, Windows Media Player and MSN services. We also expect increasing competition from media companies, online retailers such as Amazon.com, Inc., social networking companies such as MySpace, Inc. and Facebook, and emerging companies such as Spotify Ltd. that offer consumers free, advertising-supported music content and applications through their websites. Our music offerings also face substantial competition from the illegal use of "free" peer-to-peer services. The ongoing presence of these "free" services substantially impairs the marketability of legitimate services such as Rhapsody America's Rhapsody music subscription service and MP3 music store.

Rhapsody subscription services compete primarily on the basis of the overall quality and perceived value of the user experience and on the effectiveness of our distribution network and marketing programs. We believe that Rhapsody's subscription-based services offer customers a superior value compared to the purchase of individual digital music tracks through competing online music download sites. We also believe that Rhapsody's tools to search for and discover music, as well as its editorial content, organization of music and related artists, and overall ease of use differentiates Rhapsody from other online digital music services. As the market for purchasing music online grows, we expect that competition for subscribers and purchasers will be intense. In particular, Apple heavily markets and promotes its brand and digital music download services in order to drive sales of its higher margin hardware products. We expect that Apple will continue to spend significantly to market and promote its brand and the sale of downloadable music to further its business model. We also expect that other competitors will continue to spend heavily to promote their brands and to attract and retain consumers for their services. We further believe that our ability to compete in the digital music business has been negatively impacted by the historical lack of a compelling portable device solution for our music subscription services. We have attempted to address this competitive problem by introducing our Rhapsody service to mobile devices, such as the Sansa Clip, and operating systems such as Apple's iPhone and iPod and Google's Android. Sales of the Rhapsody To Go subscription service is increasingly dependent on the sales of partners' MP3 players and other devices.

Intellectual Property

As of December 31, 2009, we had 82 U.S. patents, 52 South Korean patents, 26 patents in other countries and more than 200 pending patent applications worldwide relating to various aspects of our technology. We are continuously preparing additional patent applications on other current and anticipated features of our technology in various jurisdictions across the world. As of December 31, 2009, we had 55 registered U.S. trademarks or service marks, 26 registered South Korea trademarks or service marks, and had applications pending for several more trademark or service marks in various jurisdictions across the world. We also have several unregistered trademarks. In addition, we have several foreign trademark registrations and pending applications. Many of our marks begin with the word "Real" (such as RealPlayer, RealAudio and RealVideo). We are aware of other companies that use "Real" in their marks alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word "Real" for all goods and services.

Our ability to compete across our businesses partly depends on the superiority, uniqueness and value of our patent portfolio and other technology that we both develop and license from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with those we develop.

Employees

At December 31, 2009, we had 1,662 full-time employees and 183 part-time and contingent employees, of which 1,133 were based in the Americas, 391 were based in Asia, and 321 were based in Europe. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

Position on Charitable Responsibility

In periods where we achieve profitability, we intend to donate 5% of our net income to charitable organizations, which will reduce our net income for those periods. The non-profit RealNetworks Foundation manages our charitable giving efforts. We attempt to encourage employee giving by using a portion of our intended contribution to match charitable donations made by employees.

Available Information

Our corporate Internet address is www.realnetworks.com. We make available free of charge on www.investor.realnetworks.com our annual reports on Form 10-K, quarterly reports on Form 10-Q and current

reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. However, the information found on our corporate website is not part of this or any other report.

Executive Officers of the Registrant

The table below lists the executive officers of RealNetworks as of February 26, 2010. As we previously reported, John Giamatteo will resign as RealNetworks' Chief Operating Officer effective April 2, 2010 and Robert Glaser resigned as Chief Executive Officer effective January 12, 2010.

Name	Age	Position
Robert Kimball	46	President, Acting Chief Executive Officer and Director
Michael Eggers	38	Senior Vice President, Chief Financial Officer and Treasurer
John Barbour	50	President, Games Division
Savino (Sid) Ferrales	59	Senior Vice President, Human Resources
John Giamatteo	43	Chief Operating Officer
Michael Lunsford	42	Executive Vice President, Technology Products and Solutions and Media Software and Services
Henry (Hank) Skorny	45	Senior Vice President, Media Cloud Computing and Services

ROBERT KIMBALL has served as President and Acting Chief Executive Officer of RealNetworks since January 2010. Mr. Kimball joined RealNetworks in 1999 and has held various positions including Executive Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary from January 2009 to January 2010, Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary from January 2005 to January 2009, and Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary from January 2003 to January 2005. Mr. Kimball holds a B.A. with distinction from the University of Michigan and a J.D., magna cum laude, from the University of Michigan Law School.

MICHAEL EGGERS has served as Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks since February 2006. Mr. Eggers served as Vice President of Finance from September 2003 to February 2006. Mr. Eggers joined RealNetworks in 1997 as the Manager of Financial Reporting and has held various positions leading to his appointment as Vice President of Finance. Prior to RealNetworks, Mr. Eggers was employed by KPMG in the audit practice division. Mr. Eggers holds a B.A., magna cum laude, in Business Administration with a concentration in accounting from the University of Washington.

JOHN BARBOUR has served as President of the Games Division of RealNetworks since October 2008. From October 2006 to October 2008, Mr. Barbour served as the Managing Partner of Volta Capital, LLC, a strategy and investment consulting firm. From 1999 to June 2006, Mr. Barbour was employed by Toys "R" Us, Inc., a leading retailer of children's toys and products, serving as Executive Vice President — President Toys "R" Us U.S. from August 2004 to June 2006 and Executive Vice President — President Toys "R" Us International and Chairman — Toys "R" Us Japan from February 2002 to August 2004. From 1999 to 2002, Mr. Barbour served as President and Chief Executive Officer of Toysrus.com, a subsidiary of Toys "R" Us, Inc. Mr. Barbour holds a B.Sc. in Chemistry, with Honours, from the University of Glasgow.

SAVINO "SID" FERRALES has served as Senior Vice President, Human Resources of RealNetworks since April 2004. From 1998 to April 2004, Mr. Ferrales served as Senior Vice President and Chief Human Resources Officer of Interland, Inc., a provider of Web hosting and online solutions to small businesses. Over the past twenty-five years, Mr. Ferrales has been employed as a human resources executive at several high technology companies, including Power Computing Corporation, Digital Equipment Corporation, Dell Computer Corporation, and Motorola, Inc. Mr. Ferrales holds a B.A. in Sociology from Texas State University and an M.A. in Social Rehabilitation from Sam Houston State University.

JOHN GIAMATTEO has served as Chief Operating Officer of RealNetworks since June 2008. Mr. Giamatteo joined RealNetworks in June 2005 and served as President, Technology Products and Solutions

and International Operations from November 2006 to June 2008 and as Executive Vice President, Worldwide Business Products and Services and International Operations from June 2005 to October 2006. From 1988 to June 2005, Mr. Giamatteo was employed by Nortel Networks Corporation, a provider of communications solutions, where he held various management positions, most recently serving as President, Asia Pacific. Mr. Giamatteo holds a B.S. in Accounting and an M.B.A. from St. John's University.

MICHAEL LUNSFORD has served as Executive Vice President, Technology Products and Solutions and Media Software and Services since January 2010. Mr. Lunsford joined RealNetworks as a strategic advisor in January 2008 and served as Executive Vice President, Strategic Ventures from June 2008 to January 2010. From 1999 to December 2007, Mr. Lunsford was employed by Earthlink, Incorporated, a provider of communications services, serving as Executive Vice President from June 2007 to December 2007, as interim President and Chief Executive Officer from November 2006 to June 2007, as Executive Vice President and President, Access and Voice from September 2005 to November 2006, as Executive Vice President, Marketing and Products from 2004 to September 2005 and as Executive Vice President, Products from 2002 to 2004. Mr. Lunsford holds an A.B. in Economics and an M.B.A. from the University of North Carolina.

HENRY "HANK" SKORNY joined RealNetworks as a strategic advisor in January 2009 and has served as Senior Vice President, Media Cloud Computing and Services since October 2009. From May 2007 to January 2009, Mr. Skorny was involved in various private investment and consulting activities for mobile technology companies. From May 2005 to April 2007, Mr. Skorny served as President, Chief Executive Officer and director of Thumbspeed Inc., a developer and publisher of mobile applications that was acquired by OZ Communications Inc. in April 2007. Mr. Skorny served as Executive Vice President of OZ Communications Inc., a developer of mobile Internet solutions, from April 2007 to March 2008. From 2004 to May 2005, Mr. Skorny served as Vice President of Product Management and Marketing of Infospace Mobile, Inc., a developer of mobile media and search applications and services. Mr. Skorny serves as Chairman of the Board of ZipWhip, Inc., a company engaged in the development of Internet messaging technology. Mr. Skorny attended Drexel University.

Item 1A. *Risk Factors*

You should carefully consider the risks described below together with all of the other information included in this annual report on Form 10-K. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and investors in our common stock could lose all or part of their investment.

Risks Related to Our Technology Products and Solutions Business

Contracts with our carrier customers subject us to significant risks that could negatively impact our revenue or otherwise harm our operating results.

We derive a material portion of our revenue from our SaaS offering we provide to carriers. Many of our SaaS contracts with carriers provide for revenue sharing arrangements, but we have little control over the pricing decisions of our carrier customers. Furthermore, most of these contracts do not provide for guaranteed minimum payments or usage levels. Because most of our carrier customer contracts are nonexclusive, it is possible that our wireless carriers could purchase similar services from third parties and cease to use our services in the future. As a result, our revenue derived under these agreements could be substantially reduced depending on the pricing and usage decisions of our carrier customers.

In addition, none of our SaaS contracts with carriers obligates our carrier customers to market or distribute any of our SaaS offerings. Despite the lack of marketing commitments, revenue related to our SaaS offerings is, to a large extent, dependent upon the marketing and promotion activities of our carrier customers. In addition, many of our carrier contracts are short term and allow for early termination by the carrier with or without cause. These contracts are therefore subject to renegotiation of pricing or other key terms that could be adverse to our interests and leave us vulnerable to non-renewal by the carriers. The loss of carrier customers, a reduction in marketing or promotion of our SaaS offerings, or the termination, non-renewal or renegotiation of contract terms that are less favorable to us would likely result in the loss of future revenues from our SaaS offerings.

Finally, certain of our carrier contracts obligate us to indemnify the carrier customer for certain liabilities and losses incurred by them, including liabilities resulting from third party claims for damages that arise out of the use of our technology. These indemnification terms provide us with certain procedural safeguards, including the right to control the defense of the indemnified party. We have accepted tenders of indemnification from two of our carrier customers related to one pending patent infringement proceeding, and we are vigorously defending them. This pending proceeding or future claims against which we may be obligated to defend our carrier customers could result in paying amounts pursuant to these obligations that could materially harm our operating results.

The mobile entertainment market is highly competitive.

The market for mobile entertainment services, including RBT, MOD and VOD solutions, is highly competitive. Current and potential future competitors include major media companies, Internet portal companies, content aggregators, wireless software providers and other pure-play wireless entertainment publishers. In connection with MOD in particular, we may in the future compete with current providers of MOD services for online or other non-mobile platforms, some of which have greater financial resources than we do. In addition, the major music labels may demand more aggressive revenue sharing arrangements or impose an alternative business model less favorable to us. Furthermore, while most of our carrier customers do not offer internally developed services that compete with ours, if our carrier customers begin developing these services internally, we could be forced to lower our prices or increase the amount of service we provide in order to maintain our business with those carrier customers. Increased competition has in the past resulted in pricing pressure, forcing us to lower the selling price of our services.

A majority of the revenue that we generate in our Technology Products and Solutions business is dependent upon our relationship with a few customers, including SK Telecom and Verizon; any deterioration of these relationships could materially harm our business.

We generate a significant portion of our revenue from sales of our mobile entertainment services to a few of our mobile carrier customers, including SK Telecom, a leading wireless carrier in South Korea. In the near term, we expect that we will continue to generate a significant portion of our total revenue from these customers, particularly SK Telecom and Verizon. If these customers fail to market or distribute our services or terminate their business contracts with us, or if our relationships with these customers deteriorate in any significant way, we may be unable to replace the affected business arrangements with acceptable alternatives.

Furthermore, our relationship with SK Telecom may be affected by the general state of the economy of South Korea. Failure to maintain our relationships with these customers could have a material negative impact on our revenue and operating results.

Risks Related to Our Media Software and Services, Games and Music Businesses

Our Media Software and Services, Games and Music businesses face substantial competitive and other challenges that may prevent us from being successful in, and negatively impact future growth in, those businesses.

Many of our current and potential competitors in our Media Software and Services, Games and Music businesses have longer operating histories, greater name recognition, more employees and significantly greater resources than we do. Our competitors across the breadth of our product lines in these businesses include a number of large and powerful companies, such as Apple, Amazon.com and Microsoft. To effectively compete in the markets for our Media Software and Services, Games and Music businesses, we may experience the following consequences, any of which would adversely affect our operating results and the trading price of our stock:

- reduced prices or margins,
- loss of current and potential customers, or partners and potential partners who provide content we distribute to our customers,
- changes to our products, services, technologies, licenses or business practices or strategies,

- lengthened sales cycles,
- industry-wide changes in content distributions to customers,
- pressure to prematurely release products or product enhancements, or
- degradation in our stature and reputation in the market.

In addition, we face the following competitive risks relating to our Media Software and Services, Games and Music businesses:

Media Software and Services. Our media software and services (primarily our SuperPass subscription service) face competition from existing competitive alternatives and other emerging services and technologies, such as user generated content services like Google's YouTube service and alternative streaming media playback technologies including Microsoft Windows Media Player and Adobe Flash. Content owners are increasingly marketing their content on their own websites rather than licensing to other distributors such as us. We face competition in these markets from traditional media outlets such as television, radio, CDs, DVDs and others. We also face competition from emerging Internet media sources and established companies entering into the Internet media content market, including AOL, NBC Universal, Microsoft, Apple, Adobe, Yahoo! and broadband Internet service providers. We expect this competition to continue to be intense as the market and business models for Internet video content mature and more competitors enter these new markets. Competing services may be able to obtain better or more favorable access to compelling video content than us, may develop better offerings than us and may be able to leverage other assets or technologies to promote or distribute their offerings successfully. If we are unable to compete successfully, the future growth of our MSS business will be negatively impacted. In addition, our overall ability to sell subscription services depends in part on the use of RealNetworks' formats on the Internet, and declines in the use of our formats may negatively affect our subscription revenue and increase costs of obtaining new subscribers. Both Microsoft and Adobe are aggressively seeking to grow their format usage.

Games. Our RealArcade, GameHouse, Zylom and Atrativa branded services compete with other online aggregators and distributors of online, downloadable and social casual PC games. Some of these competitors have high volume distribution channels and greater financial resources than we do. Our Games business also competes with many other smaller companies that may be able to adjust to market conditions faster than us. We also face an increasingly price competitive casual games market, and some of our competitors may be able to compete on price more effectively than us. We expect competition to intensify in this market from these and other competitors and no assurance can be made that we will be able to continue to grow our revenue. Our development studios compete primarily with other developers of online, downloadable, mobile and social casual PC games and must continue to develop popular and high-quality game titles and to execute on opportunities to expand the play of our games on a variety of non-PC platforms, including social networks, to maintain our competitive position and help maintain the growth of our Games business.

Music. Our online music services offered through our Rhapsody America joint venture with MTVN face significant competition from traditional offline music distribution competitors and from other online digital music services, as well as online theft or "piracy." Some of these competing online services have spent substantial amounts on marketing and have received significant media attention, including Apple's iTunes music download service, which it markets closely with its popular iPod line of portable digital audio players and its iPhone. Microsoft also offers premium music services in conjunction with its Windows Media Player and also markets a portable music player and related download software and music service called Zune. We also expect increasing competition from online retailers such as Amazon.com, social network websites such as MySpace.com and Facebook.com, as well as other providers of free, ad-supported music services such as Pandora Media's Internet radio service, some of whom are successfully growing consumer awareness of their services. Our online music services also face significant competition from "free" peer-to-peer services which allow consumers to directly access a wide variety of unlicensed content. Enforcement efforts have not effectively shut down these services and the ongoing presence of these "free" services substantially impairs the marketability of legitimate services like ours. To compete in this crowded

market, we develop and work with partners to develop new and often unique marketing programs designed to build awareness of our music products and services and to attract subscribers. However, many of these marketing programs are unproven and may result in significant expenses we may not recoup due to the program's failure to increase awareness or the number of subscribers to our music services. Rhapsody America may not be able to compete effectively in this highly competitive and rapidly evolving market, which may negatively impact the future growth of our Music business.

The success of our subscription services businesses depends upon our ability to increase subscription revenue and to license compelling content on commercially reasonable terms.

Our operating results could be adversely impacted by the loss of subscription revenue, including the revenue generated from the online music services offered by our Rhapsody America joint venture. Internet subscription businesses are a relatively new media delivery model, and we cannot predict with accuracy our long-term ability to maintain or increase subscription revenue. Subscribers may cancel their subscriptions to our services for many reasons, including a perception that they do not use the services sufficiently or that the service does not provide enough value, a lack of attractive or exclusive content generally or as compared with competitive service offerings (including Internet piracy), or because customer service issues are not satisfactorily resolved. In addition, we must continue to obtain compelling digital media content for our video, music, and games services in order to maintain and increase usage and overall customer satisfaction for these products. Our online music service offerings available through our Rhapsody America venture depend on music licenses from the major music labels and publishers, and the failure to renew these licenses under terms that are commercially reasonable and acceptable to us would harm Rhapsody America's ability to generate revenues from its subscription services.

Music publishing royalty rates for music subscription services offered through RealNetworks and Rhapsody America are not yet fully established; an unexpected modification or application of settlement terms could negatively impact our operating results.

Publishing royalty rates associated with music subscription services in the U.S. are not fully established and public performance licenses are negotiated individually with performance rights organizations (PROs). A court issued several rulings that set forth how royalties are to be calculated and address other matters relating to the application of the new rates to be paid to one of the PROs, the American Society of Composers, Authors and Publishers (ASCAP). After working with ASCAP to make a final determination of amounts owed under the court's rulings, we reached a partial agreement with ASCAP on January 12, 2009, but we and ASCAP have appealed some aspects of the court's rulings that underlie the agreement. While we believe we have sufficiently accrued for expected royalties to be paid under the agreement, we plan to appeal some aspects of the court's rulings that underlie the agreement, and the rulings remain subject to appeal and challenge by other participants. We also have license agreements to reproduce musical compositions with the Harry Fox Agency, an agency that represents music publishers, and with many independent music publishers relating to the creation and delivery of on-demand streams and tethered downloads, but these license agreements generally do not include final royalty rates. The license agreements anticipate industry-wide agreement on rates, which was reached among the Digital Media Association, the Recording Industry Association of America and the National Music Publishers Association. This settlement, along with the determination by the Copyright Royalty Board (CRB) on rates for full downloads, physical products and ringtones, was published by the CRB, and after some modifications by the U.S. Copyright Office, was collectively published as part of the CRB's final determination in the Federal Register. If terms of the settlement are modified or applied in a manner that we do not expect, we could incur increased expenses that could negatively impact our operating results. The publishing rates associated with our international music streaming services are also not yet determined and may be higher than our current estimates.

Copyright Royalty Board decisions regarding webcast radio royalties and minimum payments could result in material expenses that would harm our operating results and our ability to provide popular radio services.

In April 2007, the Copyright Royalty Board (CRB) issued a decision setting new royalty rates for the use of sound recordings in non-interactive streams, or webcast radio, from 2006 through 2010. These rates were appealed and then affirmed by the D.C. Circuit Court of Appeals on July 10, 2009, except with respect to the minimum royalty rate per station, which has been remanded to the CRB. In a separate proceeding regarding international radio

rates, on September 29, 2009, we filed briefs with the CRB with respect to royalty rates for the period 2011 through 2015. We expect to be a participant in this additional proceeding with the CRB until the webcast radio royalty rates for the period 2011 through 2015 are ultimately determined, which we do not expect to occur prior to late 2010. The ultimate determination of the minimum royalty rate per station may be unfavorable to us, which could adversely impact our operating results and our ability to provide our radio services in the future.

We may not be successful in maintaining and growing our distribution of digital media products.

We cannot predict whether consumers will continue to download and use our digital media products consistent with past usage, especially in light of the fact that Microsoft bundles its competing Windows Media Player with its Windows operating system and the popularity of the Adobe Flash format. Our inability to maintain continued high volume distribution of our digital media products could hold back the growth and development of related revenue streams from these market segments, including the distribution of third-party products and sales of our subscription services, and therefore could harm our business and our prospects.

Our pending restructuring of our Rhapsody America joint venture may not yield the anticipated benefits to us or to Rhapsody America.

On February 9, 2010, we and MTVN entered into an agreement that provides for the restructuring of Rhapsody America LLC, the business-to-consumer digital audio music service joint venture initially formed in August 2007. At the closing of the restructuring transactions, Rhapsody America will convert into a corporation, and we will contribute cash, the Rhapsody brand and other assets and enter into expanded license agreements that give Rhapsody America worldwide rights to use and develop the core technologies relating to the Rhapsody music service, including for use in business-to-business audio music services. MTVN will contribute a new $33 million advertising commitment in lieu of the existing commitment to provide advertising to Rhapsody America. Following the closing, we will no longer have operational control of the joint venture. We believe the restructuring will provide the joint venture with the financial, intellectual property and other key assets and the operational flexibility to compete more effectively in the digital music market and allow us to devote our resources and attention on our remaining businesses and to deconsolidate the joint venture's operating performance with our consolidated financial statements. However, for a period of time following closing, the newly structured joint venture may experience disruptions due to employee, partner and customer uncertainty and other operational challenges as it transitions to becoming an independent company. These disruptions or the joint venture's inability to operate and compete effectively as an independent company could adversely impact its financial condition and results of operations, which in turn could materially impact our reported net income (loss) in future periods. In addition, the joint venture has generated losses since its inception, and the new structure may not alter this trend. If the joint venture continues to incur losses and is unable to obtain additional capital resources on acceptable terms or at all, or if it otherwise experiences a significant decline in its business, we may incur a loss on our investment, which would have a material adverse effect on our financial condition and results of operations.

If the pending restructuring of Rhapsody America is not completed, the joint venture may not have sufficient funds to continue to support its current operations.

Rhapsody America has generated losses since its inception in 2007 and may not have sufficient funds to continue to support its current operations in the near term. If the pending restructuring of Rhapsody is not completed, neither we nor MTVN have any contractual obligations to fund Rhapsody America's operations further. In that event, we cannot provide assurance that Rhapsody America will be able to obtain additional funds on acceptable terms from us, MTVN or any other third party funding source. If Rhapsody America does not obtain additional funding in the near term and/or substantially restructure its operations, it will not be able to continue its current operations. To the extent Rhapsody America experiences a decline in its business operations or incurs liabilities resulting from a lack of liquidity, our business and operating results would be materially harmed.

Until the pending restructuring of Rhapsody America is completed, we face risks with respect to certain matters in the governance and management of our Rhapsody America joint venture and the integration and operation of assets that have been combined to form Rhapsody America.

We and MTVN agreed to terms and conditions regarding the governance and management of Rhapsody America as part of the formation of Rhapsody America, which continue to apply until the pending restructuring of Rhapsody America is completed. Under the current arrangement, we are entitled to appoint the general manager to manage the day-to-day operations of Rhapsody America. Rhapsody America is governed by a limited liability company agreement which, among other things, requires unanimous approval of the members for certain key operational activities, such as adopting a budget and authorizing certain capital expenditures, and for significant company events, such as mergers, asset sales, distributions, affiliate transactions and issuance, sale and repurchase of membership interests of Rhapsody America. If we are not able to agree with MTVN on any of those items, if the members are unable to agree on any other significant operational or financial matter requiring approval of the members, or if there is any event that adversely impacts our relationship with MTVN, the business, results of operations and financial condition of Rhapsody America may be adversely affected and, consequently, our business may suffer. In addition, MTVN may have or develop economic or other business interests or goals that are inconsistent with our or Rhapsody America's business interests or goals.

Neither we nor the current management of Rhapsody America has extensive experience in managing and operating complex joint ventures of this nature, and the integration and operational activities may strain our internal resources, distract us from managing our day-to-day operations, and impact our ability to retain key employees in Rhapsody America. Under the current arrangement, the nature of our and MTVN's contributions of services and assets to Rhapsody America required detailed cost allocation agreements that are complex to implement and manage and may result in significant costs that could adversely affect our operating results. The allocation of these support service costs is based on various measures depending on the service provided, and require significant internal resources. Many of the allocation methodologies are complicated, which may result in inaccuracies in the total charges to be billed to Rhapsody America. In addition, the variable nature of these costs to be allocated to Rhapsody America may result in fluctuations in the period-over-period results of our Music business.

Until the pending restructuring of Rhapsody America is completed, we and MTVN have certain contractual rights relating to the purchase and sale of MTVN's membership interest in Rhapsody America that may be settled in part through the issuance of additional shares of our capital stock, which would dilute our other shareholders' voting and economic interests in us, and may require us to pay MTVN a price that exceeds the appraised value of its proportionate interest in Rhapsody America.

Pursuant to the terms of the Rhapsody America limited liability company agreement that will remain in place until the pending restructuring of Rhapsody America is completed, we have a right to purchase from MTVN, and MTVN has a right to require us to purchase, MTVN's membership interest in Rhapsody America. These call and put rights are exercisable upon the occurrence of certain events and during certain periods in each of 2012, 2013 and 2014 and every two years thereafter and may be settled, in part, through the issuance of shares of our capital stock, subject to specified limitations. If a portion of the purchase price for MTVN's membership interest is payable in shares of our capital stock, such shares could represent up to 15% of the outstanding shares of our common stock immediately prior to the transaction. In addition, we may also be obligated to issue shares of our non-voting stock representing up to an additional 4.9% of the outstanding shares of our common stock immediately prior to the transaction. If we pay a portion of the purchase price for MTVN's membership interest in shares of our common stock and non-voting stock, our other shareholders' voting and economic interests in us will be diluted, and MTVN will become one of our significant shareholders. In certain situations, if MTVN exercises its right to require us to purchase its membership interests in Rhapsody America, we may be required to pay MTVN a price that provides a return to MTVN that is potentially significantly higher than the appraised value of MTVN's proportionate interest in Rhapsody America, and as a result, we would pay greater than fair value to acquire MTVN's interest.

Risks Related to Our Business in General

Our operating results are difficult to predict and may fluctuate, which may contribute to volatility in our stock price.

The trading price for our common stock has been volatile, ranging from $1.97 to $4.48 per share during the 52-week period ended December 31, 2009. As a result of the rapidly changing markets in which we compete, our operating results may fluctuate from period-to-period, which may continue to contribute to the volatility of our stock price. In past periods, our operating results have been affected by personnel reductions and related charges, charges relating to losses on excess office facilities, and impairment charges for certain of our equity investments, goodwill and other long-lived assets. Our operating results may be adversely affected by similar or other charges or events in future periods, including, but not limited to:

- impairments of long-lived assets,
- integrating and operating newly acquired businesses and assets,
- the seasonality of our business, which has experienced increased revenues in the fourth quarter of our fiscal year, and
- the general difficulty in forecasting our operating results and metrics, which could result in actual results that differ significantly from expected results.

Certain of our expense decisions (for example, research and development and sales and marketing efforts) are based on predictions regarding business and the markets in which we compete. Fluctuations in our operating results, particularly when experienced beyond what we expected, could cause the trading price of our stock to continue to fluctuate.

Uncertainty and adverse conditions in the economy could have a material adverse impact on our business, financial condition and results of operations.

The national and global economic downturn has resulted in a decline in overall consumer and corporate spending, declines in consumer and corporate access to credit, fluctuations in foreign exchange rates, declines in the value of assets and increased liquidity risks, all of which could materially impact our business, financial condition and results of operations. We provide digital entertainment services to consumers, and payment for our products and services may be considered discretionary on the part of many of our current and potential customers. As a result, consumers considering whether to purchase our products or services may be influenced by macroeconomic factors that affect consumer spending such as unemployment, continuing increases in fuel costs, conditions in the residential real estate and mortgage markets and access to credit. To the extent conditions in the economy remain uncertain or the economy continues to deteriorate, our business could be impacted as customers choose to leave our services, to reduce their service level or to stop purchasing our products. In addition, our efforts to attract new customers may be adversely affected. Declines in consumer spending may also negatively impact our business customers, including our mobile carrier customers, who may experience decreases in demand for the services we provide that are offered to their subscribers. We are also experiencing a decline in advertising revenue as businesses are reducing their sales and marketing spending in response to the contracting economy. A significant decrease in the demand for our products or services or declines in our advertising revenue could have a material adverse impact on our operating results and financial condition.

Uncertainty and adverse economic conditions may also lead to a decreased ability to collect payment for our products and services due primarily to a decline in the ability of consumers to use or access credit, including through credit cards, which is how most of our customers pay for our products and services. We also expect to continue to experience volatility in foreign exchange rates, which could negatively impact the amount of revenue and net assets we record in future periods. The functional currency of our foreign subsidiaries is the local currency of the country in which each subsidiary operates. We translate our subsidiaries' revenues into U.S. dollars in our financial statements, and continued volatility in foreign exchange rates, particularly if the U.S. dollar strengthens against the euro or the Korean won, may result in lower reported revenue. If economic conditions continue to deteriorate or remain uncertain for a sustained period of time, we may also record additional impairments to our

assets in future periods. Economic conditions may also negatively impact our liquidity due to (1) declines in interest income, (2) an increased risk that we may not be able to access cash balances held in U.S. or foreign financial institutions or that our investments in debt securities issued by financial institutions may become worthless due to the nationalization or failure of such financial institutions, and (3) decreased ability to sell the securities and the institutional money market funds we hold as short-term investments. In addition, the decline in the trading price of shares of our common stock may make it difficult to use our common stock as purchase price consideration for future acquisitions and to raise funds through equity financings. If any of these risks are realized, we may experience a material adverse impact on our financial condition and results of operations.

New products and services may not achieve market acceptance or may be subject to legal challenge that could negatively affect our operating results.

The process of developing new, and enhancing existing, products and services is complex, costly and uncertain. Our business depends on providing products and services that are attractive to subscribers and consumers, which, in part, is subject to unpredictable and volatile factors beyond our control, including end-user preferences and competing products and services. Any failure by us to timely respond to or accurately anticipate consumers' changing needs and emerging technological trends could significantly harm our current market share or result in the loss of market opportunities. In addition, we must make long-term investments, develop or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect consumer demand for our products and services, which may result in no return or a loss on our investments. Furthermore, new products and services may be subject to legal challenge. Responding to these potential claims may require us to enter into royalty and licensing agreements on unfavorable terms, require us to stop distributing or selling, or to redesign our products or services, or to pay damages.

We plan to implement significant strategic and operational initiatives to restructure and simplify our business and operations. If we are not successful in implementing these initiatives, our stock price and business may be adversely affected, and we may not realize the anticipated benefits of these initiatives.

Our current business and operational strategy involves restructuring the operating and overhead costs of, and taking other measure to simplify, our business and operations, including separating our Music and Games businesses from our core operations. We have never before pursued initiatives to this extent and there is no assurance that our efforts will be successful. Our business and operations may be harmed to the extent there is customer or employee uncertainty surrounding the future direction of our product and service offerings and strategy for our businesses, including the separated Music and Games business. In addition, restructuring activities may include implementing cost-cutting initiatives and recording non-cash charges, which could materially impact our operating results and financial condition. If we do not effectively re-align the cost structure of our remaining businesses or our proposed separation transactions are not completed, we and our shareholders will not realize the anticipated financial, operational and other benefits from such initiatives.

We depend upon our executive officers and key personnel, but may be unable to attract and retain them, which could significantly harm our business and results of operations.

Our success depends on the continued employment of certain executive officers and key employees. In January 2010, Rob Glaser, our founder and the only Chief Executive Officer in our history, resigned as Chief Executive Officer. Although Mr. Glaser remains the Chairman of our Board of Directors, we are now facing our first transition at the Chief Executive Officer level. We cannot provide assurance that we will effectively manage this transition, particularly in light of our proposed restructuring initiatives, which may impact our ability to retain our remaining key executive officers. The loss of the services of our key executive officers or employees could harm our business.

Our success is also dependent upon our ability to identify, attract and retain highly skilled management, technical, and sales personnel, both in our domestic operations and as we expand internationally. Qualified individuals are in high demand and competition for such qualified personnel in our industry is intense, and we may incur significant costs to retain or attract them. Our ability to attract and retain personnel may also be made more difficult by our restructuring initiatives. There can be no assurance that we will be able to attract and retain the key personnel necessary to sustain our business or support future growth.

Acquisitions involve costs and risks that could harm our business and impair our ability to realize potential benefits from acquisitions.

As part of our business strategy, we have acquired technologies and businesses in the past and expect that we will continue to do so in the future. In the period from 2006 through the second quarter of 2008, we completed the acquisition of substantially all of WiderThan and the acquisitions of Sony NetServices GmbH, Exomi Oy, Game Trust Inc. and substantially all of the assets of Trymedia Systems, Inc. The failure to adequately manage the costs and address the financial, legal and operational risks raised by acquisitions of technology and businesses could harm our business and prevent us from realizing the benefits of the acquisitions.

Acquisition-related costs and financial risks related to completed and potential future acquisitions may harm our financial position, reported operating results, or stock price. Previous acquisitions have resulted in significant expenses, including amortization of purchased technology, amortization of acquired identifiable intangible assets and the incurrence of non-cash charges for the impairment of goodwill and other intangible assets, which are reflected in our operating expenses. New acquisitions and any potential additional future impairment of the value of purchased assets, including goodwill, could have a significant negative impact on our future operating results.

Acquisitions also involve operational risks that could harm our existing operations or prevent realization of anticipated benefits from an acquisition. These operational risks include:

- difficulties and expenses in assimilating the operations, products, technology, information systems, and/or personnel of the acquired company;
- retaining key management or employees of the acquired company;
- entrance into unfamiliar markets, industry segments, or types of businesses;
- operating and integrating acquired businesses in remote locations;
- integrating and managing businesses based in countries in which we have little or no prior experience;
- diversion of management time and other resources from existing operations to integration activities for acquired businesses;
- impairment of relationships with employees, affiliates, advertisers or content providers of our business or acquired business; and
- assumption of known and unknown liabilities of the acquired company, including intellectual property claims.

We need to develop relationships and technical standards with manufacturers of non-PC media and communication devices and interoperability of our services with these devices to grow our business.

Access to the Internet through devices other than a PC, such as personal digital assistants, cellular phones, television set-top devices, game consoles, Internet appliances and portable music and games devices has increased dramatically and is expected to continue to increase. If a substantial number of alternative device manufacturers do not license and incorporate our technology and services into their devices, we may fail to capitalize on the opportunity to deliver digital media to non-PC devices which could harm our business prospects. In addition, in order for our services, in particular, the digital music services offered through Rhapsody America, to continue to grow, we must design services that interoperate effectively with a variety of hardware devices. To achieve this interoperability, we and Rhapsody America depend on significant cooperation with manufacturers of these products and with software manufacturers that create the operating systems for such hardware devices to achieve our objectives. If we do not successfully make our products and technologies compatible with emerging standards and the most popular devices used to access digital media or successfully design our service to interoperate with the music playback devices that our customers own, we may miss market opportunities and our business and results will suffer.

We may be unable to adequately protect our proprietary rights or leverage our patent portfolio, and may face risks associated with third-party claims relating to our intellectual property.

Our ability to compete across our businesses partly depends on the superiority, uniqueness and value of our patent portfolio and other technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. However, our efforts to protect our intellectual property rights may not assure our ownership rights in our intellectual property, protect or enhance the competitive position of our products and services or effectively prevent misappropriation of our technology. We also routinely receive challenges to our trademarks and other proprietary intellectual property that we are using in our business activities in China. As disputes regarding the validity and scope of patents or the ownership of technologies and rights associated with streaming media, digital distribution, and online businesses are common and likely to arise in the future, we may be forced to litigate to enforce or defend our patents and other intellectual property rights or to determine the validity and scope of other parties' proprietary rights, enter into royalty or licensing agreements on unfavorable terms or redesign our product features and services. Any such dispute would likely be costly and distract our management, and the outcome of any such dispute could fail to improve our business prospects or otherwise harm our business.

From time to time we receive claims and inquiries from third parties alleging that our technology may infringe the third parties' proprietary rights, especially patents. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. Currently we are investigating or litigating a variety of such pending claims, some of which are described in Note 16 of Notes to Consolidated Financial Statements included in Item 8 of this report.

Our business and operating results will suffer if our systems or networks fail, become unavailable, unsecured or perform poorly so that current or potential users do not have adequate access to our products, services and websites.

Our ability to provide our products and services to our customers and operate our business depends on the continued operation and security of our information systems and networks. A significant or repeated reduction in the performance, reliability, security or availability of our information systems and network infrastructure could harm our ability to conduct our business, and harm our reputation and ability to attract and retain users, customers, advertisers and content providers. We have on occasion experienced system errors and failures that caused interruption in availability of products or content or an increase in response time. Problems with our systems and networks could result from our failure to adequately maintain and enhance these systems and networks, natural disasters and similar events, power failures, HVAC failures, intentional actions to disrupt our systems and networks and many other causes. The vulnerability of a large portion of our computer and communications infrastructure is enhanced because much of it is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake, flood, and volcanic events. Many of our services do not currently have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage.

The growth of our business is dependent in part on successfully implementing our international expansion strategy.

Our international operations involve risks inherent in doing business on an international level, including difficulties in managing operations due to distance, language, and cultural differences, local economic conditions, different or conflicting laws and regulations, taxes, and exchange rate fluctuations. Any of these factors could harm our operating results and financial condition. Our foreign currency exchange risk management program reduces, but does not eliminate, the impact of currency exchange rate movements.

We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.

Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to our servers. Many of the services we provide also require that a user provide certain information to us. We have an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation, and harm our business.

We may be subject to assessment of sales and other taxes for the sale of our products, license of technology or provision of services.

Currently we do not collect sales, value-added tax (VAT), transactional or other taxes on the sale of our products, license of technology or provision of services in states and countries other than those in which we have offices, employees or other taxable presence. However, one or more states or foreign countries may seek to impose sales, VAT, transactional or other tax collection obligations on us in the future. A successful assertion by one or more states or foreign countries that we should be collecting sales, VAT, transactional or other taxes on the sale of our products, licenses of technology, provision of services or from our Internet commerce activities could result in substantial tax liabilities for past sales, discourage customers from purchasing our products from us or otherwise substantially harm our business.

Currently, decisions by the U.S. Supreme Court restrict the ability of states to force remote sellers to collect state and local sales and use taxes. However, a number of states and the U.S. Congress have been considering various initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on products and services sold through the Internet. If these initiatives are successful, we could be required to collect and remit sales and use taxes in additional states. States are also continuing to define the taxability of digital goods. Taxation of digital goods is subject to complex evolving tax rules that could result in additional taxation of our products and services. The imposition of additional tax obligations related to our business activities by state and local governments could materially adversely affect our operating results, create administrative burdens for us and decrease our future sales.

In those countries where we have taxable presence, we collect VAT on sales of "electronically supplied services" provided to European Union residents, including software products, games, data, publications, music, video and fee-based broadcasting services. The collection and remittance of VAT subjects us to additional currency fluctuation risks.

We may be subject to additional income tax assessments.

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, income taxes payable, and net deferred tax assets. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in our historical financial statements. An audit or litigation can result in significant additional income taxes payable in the U.S. or foreign jurisdictions which could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our directors and executive officers beneficially own more than 38% of our stock, which gives them significant control over certain major decisions on which our shareholders may vote, may discourage an acquisition of us, and any significant sales of stock by our officers and directors could have a negative effect on our stock price.

Our executive officers, directors and affiliated persons beneficially own more than 38% of our common stock. Robert Glaser, the Chairman of the Board, beneficially owns more than 38% of our common stock himself. As a result, our executive officers, directors and affiliated persons will have significant influence to:

- elect or defeat the election of our directors;
- amend or prevent amendment of our articles of incorporation or bylaws;
- effect or prevent a merger, sale of assets or other corporate transaction; and
- control the outcome of any other matter submitted to the shareholders for vote.

Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Provisions of our charter documents, Shareholder Rights Plan, and Washington law could discourage our acquisition by a third-party.

Our articles of incorporation provide for a strategic transaction committee of the board of directors. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

- adopt a plan of merger;
- authorize the sale, lease, exchange or mortgage of assets representing more than 50% of the book value of our assets prior to the transaction or on which our long-term business strategy is substantially dependent;
- authorize our voluntary dissolution; or
- take any action that has the effect of any of the above.

In addition, Mr. Glaser has special rights under our articles of incorporation to appoint or remove members of the strategic transaction committee at his discretion that could make it more difficult for RealNetworks to be sold or to complete another change of control transaction without Mr. Glaser's consent.

RealNetworks has also entered into an agreement providing Mr. Glaser with certain contractual rights relating to the enforcement of our charter documents and Mr. Glaser's roles and authority within RealNetworks.

We have adopted a shareholder rights plan, which was amended and restated in December 2008, which provides that shares of our common stock have associated preferred stock purchase rights. The exercise of these rights would make the acquisition of RealNetworks by a third-party more expensive to that party and has the effect of discouraging third parties from acquiring RealNetworks without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. The foregoing provisions of our charter documents, shareholder rights plan, our agreement with Mr. Glaser, and Washington law, as well as our charter provisions that provide for a classified board of directors and the availability of "blank check" preferred stock, could have the effect of making it more difficult or more expensive for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our corporate and administrative headquarters and certain research and development and sales and marketing personnel are located at our facility in Seattle, Washington.

We lease properties primarily in the following locations that are utilized by all of our business segments, unless otherwise noted below, to house our research and development, sales and marketing, and general and administrative personnel:

Location	Area leased (sq. feet)	Monthly rent	Lease expiration
Seattle, Washington	264,000	$500,000	September 2014, with an option to renew for two five-year periods
Seattle, Washington(1)	133,000	435,000	September 2010
Seoul, Republic of Korea(2)	62,000	85,000	October 2011
Reston, Virginia(2)	35,000	80,000	September 2012

(1) In 2001, we re-evaluated our facilities requirements and as a result, decided to sublet all of this office space for the remainder of the term of our lease.

(2) This facility is utilized only by our Technology Products and Solutions segment.

In addition, we lease smaller facilities with multi-year terms in the U.S. and foreign countries, some of which support the operations of all of our business segments while others are dedicated to a specific business segment. We also lease various other smaller facilities in the U.S. and foreign countries primarily for our sales and marketing personnel. A majority of these other leases are for a period of less than one year. We believe that our properties are in good condition, adequately maintained and suitable for the conduct of our business. For additional information regarding our obligations under leases, see Note 16 of Notes to Consolidated Financial Statements included in Item 8 of this report.

Item 3. *Legal Proceedings*

See Note 16 of Notes to Consolidated Financial Statements included in Item 8 of this report for information regarding legal proceedings.

Item 4. *Reserved*

Annual Report

PART II.

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Our common stock has been traded on the Nasdaq Stock Market LLC under the symbol "RNWK" since our initial public offering in November 1997. There is no assurance that any quantity of the common stock could be sold at or near reported trading prices.

The following table sets forth for the periods indicated the high and low sale prices for our common stock, as reported on the Nasdaq Stock Market LLC. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	Years Ended December 31,			
	2009		2008	
	High	Low	High	Low
First Quarter	$3.84	$1.97	$6.58	$5.07
Second Quarter	3.12	2.23	7.61	5.82
Third Quarter	4.14	2.53	7.28	4.89
Fourth Quarter	4.48	3.21	5.12	2.93

As of January 31, 2010, there were approximately 678 holders of record of our common stock. Most shares of our common stock are held by brokers and other institutions on behalf of shareholders. We have not paid any cash dividends. Payment of dividends in the future will depend on our continued earnings, financial condition and other factors.

Set forth below is a graph comparing the cumulative total return to shareholders on our common stock with the cumulative total return of the Nasdaq Composite Index and the Dow Jones U.S. Technology Index for the period beginning on December 31, 2004 and ended on December 31, 2009.

Comparison of 5 Year Cumulative Total Return Among RealNetworks, Inc., the NASDAQ Composite Index and the Dow Jones U.S. Technology Index



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RealNetworks, Inc.
NASDAQ Composite Index
Dow Jones U.S. Technology Index
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009

	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009
RealNetworks, Inc.	$100	$117.22	$165.26	$ 91.99	$53.32	$ 56.04
NASDAQ Composite Index	$100	$101.33	$114.01	$123.71	$73.11	$105.61
Dow Jones U.S. Technology Index	$100	$103.31	$113.75	$131.60	$75.19	$123.67

The total return on our common stock and each index assumes the value of each investment was $100 on December 31, 2004, and that all dividends were reinvested, although dividends have not been declared on our common stock. Return information is historical and not necessarily indicative of future performance.

Annual Report

Item 6. ***Selected Financial Data***

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this report.

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenue	$ 562,264	$ 604,810	$567,620	$ 395,261	$ 325,059
Cost of revenue	222,142	233,244	213,491	124,108	98,249
Impairment of deferred costs and prepaid royalties	—	19,666	—	—	—
Gross profit	340,122	351,900	354,129	271,153	226,810
Operating expenses:					
Research and development	119,448	113,680	102,731	77,386	70,731
Sales and marketing	165,856	211,922	209,412	165,602	130,515
Advertising with related party	33,292	44,213	24,360	—	—
General and administrative	79,164	69,981	67,326	57,332	50,697
Impairment of goodwill and long-lived assets	175,583	192,676	—	—	—
Restructuring and other charges	4,017	6,833	3,748	—	—
Loss on excess office facilities	—	—	—	738	—
Subtotal operating expenses	577,360	639,305	407,577	301,058	251,943
Antitrust litigation (benefit) expenses, net	—	—	(60,747)	(220,410)	(422,500)
Total operating expenses (benefit)	577,360	639,305	346,830	80,648	(170,557)
Operating income (loss)	(237,238)	(287,405)	7,299	190,505	397,367
Other income, net	(2,470)	27,800	48,688	37,248	32,176
Income (loss) before income taxes	(239,708)	(259,605)	55,987	227,753	429,543
Income taxes	(3,321)	(25,828)	(27,456)	(82,537)	(117,198)
Net income (loss)	(243,029)	(285,433)	28,531	145,216	312,345
Net loss attributable to the noncontrolling interest in Rhapsody America	26,265	41,555	19,784	—	—
Net income (loss) attributable to common shareholders	$(216,764)	$(243,878)	$ 48,315	$ 145,216	$ 312,345
Basic net income (loss) per share available to common shareholders	$ (1.64)	$ (1.74)	$ 0.32	$ 0.90	$ 1.84
Diluted net income (loss) per share available to common shareholders	$ (1.64)	$ (1.74)	$ 0.29	$ 0.81	$ 1.70
Shares used to compute basic net income (loss) per share available to common shareholders	134,612	140,432	151,665	160,973	169,986
Shares used to compute diluted net income (loss) per share available to common shareholders	134,612	140,432	166,410	179,281	184,161

	As of December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Consolidated Balance Sheets Data:					
Cash, cash equivalents, and short-term investments	$384,900	$370,734	$ 556,629	$ 678,920	$ 781,327
Working capital	278,198	266,990	351,066	584,125	710,804
Other intangible assets, net	10,650	18,727	107,677	105,109	7,337
Goodwill	—	175,264	353,153	309,122	123,330
Total assets	606,883	789,013	1,275,442	1,303,416	1,112,997
Convertible debt	—	—	100,000	100,000	100,000
Shareholders' equity	375,811	553,558	875,104	969,766	841,733

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

Our revenue in 2009 was $562.3 million, a 7% decline, compared with 2008. In response to the decline in revenue, we reduced our research and development, sales and marketing, and general and administrative expenses, collectively, by 8%, primarily through reductions in headcount, marketing expenses and number of facilities and renegotiation of vendor contracts. As a result, we ended the year with an increase of $14 million in cash, cash equivalents and short term investments over 2008.

The global economic slowdown adversely affected our business in 2009 as consumers reduced their spending on discretionary items, such as our digital entertainment products and services, and businesses reduced their investment in technology and online advertising. The economic downturn caused declines in consumer access to credit, fluctuations in foreign exchange rates, declines in the value of assets and increased liquidity risks, all of which adversely affected our business, financial condition and results of operations. Weakness in online advertising purchases by companies affected advertising revenue in all of our consumer businesses.

Our TPS business was slightly less affected by the global recession than our consumer businesses due to the multiyear contractual duration of the SaaS services we provide to mobile carriers. However, reported revenue declined principally due to foreign exchange rate changes. During the year, we signed a number of new business contracts, both with new mobile carrier customers and with existing partners to provide additional SaaS services. We believe that our competitiveness in the mobile carrier SaaS business was enhanced by our strong balance sheet compared with some of our competitors, as well as by the breadth of offerings we are able to bring to the carriers as a single provider. During 2009, sales of media player licenses to handset manufacturers and licenses of our Helix server software declined as a result of lower mobile handset sales to consumers and the reduction in technology investment by companies, government and educational institutions.

In our MSS segment, subscription revenue in our SuperPass business continued to decline. We also renegotiated an agreement with a major partner thereby maintaining our revenue from the distribution of third-party products, which is a significant and profitable revenue stream for us. We also introduced a new version of our RealPlayer media player software that increased the number of opportunities to offer partner downloads. In addition, we incurred significantly higher product development and litigation costs within our MSS segment in 2009 compared with 2008.

In our Games segment, some of our competitors increased their focus on games that are inexpensive to produce, which put pressure on prices for downloadable and online games. We sold more games in 2009 than in previous years, but we lowered prices of our downloadable games in response to competitive pressure, resulting in lower revenue from sales of games licenses. Our new Games subscription offering, called FunPass, drew an increased number of subscribers, but subscription revenue increases were not large enough to make up for the declines in license sales and advertising revenue. Our Games segment also made progress in integrating the

acquisitions of the past five years and in consolidating the RealArcade and GameHouse platforms to reduce costs and simplify the business in the U.S.

In our Music segment, revenue for the year was flat despite the fact that competition increased in the form of new and increased awareness and popularity of advertising-supported free music offerings and lower-priced subscription offerings. Meanwhile, royalty rates we paid to the music labels did not decline to reflect the lower-price environment, significantly limiting our ability to lower our prices. In addition, the slowdown in purchases of mobile handsets by consumers reduced the number of new sign-ups for our subscription music services through our partner Verizon Wireless. In response, our Music segment reduced people and marketing-related costs significantly in the year. In addition, we introduced Rhapsody music applications for the iPhone and Android-based devices to increase distribution and marketing opportunities in the future.

The following table sets forth certain financial data for the periods indicated as a percentage of total net revenue:

	Years Ended December 31,		
	2009	2008	2007
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	39.5	38.6	37.6
Impairment of deferred costs and prepaid royalties	—	3.2	—
Gross profit	60.5	58.2	62.4
Operating expenses:			
Research and development	21.3	18.8	18.1
Sales and marketing	29.5	35.0	36.9
Advertising with related party	5.9	7.3	4.3
General and administrative	14.1	11.6	11.9
Impairment of goodwill and long-lived assets	31.2	31.9	—
Restructuring and other charges	0.7	1.1	0.6
Subtotal operating expenses	102.7	105.7	71.8
Antitrust litigation benefit, net	—	—	(10.7)
Total operating expenses	102.7	105.7	61.1
Operating income (loss)	(42.2)	(47.5)	1.3
Other income (expense), net	(0.5)	4.6	8.5
Income (loss) before income taxes	(42.7)	(42.9)	9.8
Income taxes	(0.6)	(4.3)	(4.8)
Net income (loss)	(43.3)	(47.2)	5.0
Net loss attributable to the noncontrolling interest in Rhapsody America	4.7	6.9	3.5
Net income (loss) attributable to common shareholders	(38.6)%	(40.3)%	8.5%

For 2010, our businesses may continue to be affected by reduced consumer spending and a softness in the global economy. In addition, we intend to focus in 2010 on implementing strategic initiatives that include the separation of our Music and Games businesses, which is described in Item 1 of this report under "Overview." Following the completion of the restructuring of Rhapsody America, which is expected to occur at the end of the first quarter of 2010, we expect we will no longer consolidate Rhapsody America's financial results with our consolidated financial statements, which will result in lower overall reported revenue. In conjunction with the separation of our Music and Games businesses, we expect to reduce our overall operating costs and potentially to record cash and non-cash charges associated with restructuring. Whether and to what extent we realize any

benefits from the separation of our Music and Games businesses or from rationalizing our operating cost structure following the separation of these businesses are subject to risks that are described in Item 1A of this report under *Risks Related to our Media Software and Services, Games and Music Businesses* and *Risks Related to Our Business in General.*

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Our critical accounting policies and estimates are as follows:

- Revenue recognition;
- Estimating music publishing rights and music royalties;
- Estimating recoverability of deferred costs;
- Estimating allowances for doubtful accounts and sales returns;
- Estimating losses on excess office facilities;
- Determining whether declines in the fair value of investments are other-than-temporary and estimating fair market value of investments in privately held companies;
- Valuation of long-lived assets;
- Valuation of goodwill;
- Stock-based compensation;
- Noncontrolling interest;
- Accounting for gains on sale of subsidiary stock; and
- Accounting for income taxes.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. Physical products are considered delivered to the customer once they have been shipped and title and risk of loss have been transferred. For online sales, the products or services are considered delivered at the time the product or services are made available, digitally, to the end user.

We recognize revenue on a gross or net basis. In most arrangements, we contract directly with end user customers, are the primary obligor and carry all collectability risk. In such arrangements, we recognize revenue on a gross basis. In some cases, we utilize third-party distributors to sell products or services directly to end user customers and carry no collectability risk. In such instances, we recognize revenue on a net basis.

In our direct to consumer business segments, which include Music, Games and MSS, we derive revenue through (1) subscriptions, (2) sales of content downloads, software and licenses and (3) the sale of advertising and the distribution of third-party products on our websites and in our games.

Consumer subscription products are paid in advance, typically for monthly, quarterly or annual duration. Subscription revenue is recognized ratably over the related subscription time period. Revenue from sales of content downloads, software and licenses is recognized at the time the product is made available, digitally, to the end user. Revenue generated from advertising on our websites and from advertising and the distribution of third-party products included in our products is recognized as revenue at the time of delivery.

Our business-to-business TPS segment generates revenue by providing services that enable wireless carriers to deliver audio and video content to their customers and through sales of software licenses and products and related support and other services.

Revenue generated from services provided to wireless carriers that enable the delivery of audio and video content to their customers is recognized as the services are provided. Setup fees to build these services are recognized ratably upon launch of the service over the remaining expected term of the service.

A portion of the revenue related to the sale of software licenses and products and related support and other services is recorded as unearned due to undelivered elements including, in some cases, post-delivery support and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis. The amount of revenue allocated to undelivered elements is based on the vendor specific objective evidence of fair value for those elements using the residual method or relative fair value method. Unearned revenue due to undelivered elements is recognized ratably on a straight-line basis over the related products' life cycles.

Estimating Music Publishing Rights and Music Royalty Accruals. We must make estimates of amounts owed related to our music publishing rights and music royalties for our domestic and international music services. Material differences may impact the amount and timing of our expense for any period if management made different judgments or utilized different estimates. Under copyright law, we may be required to pay licensing fees for digital sound recordings and compositions we deliver. Copyright law generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration. There are certain geographies and agencies for which we have not yet completed negotiations with regard to the royalty rate to be applied to the current or historic sales of our digital music offerings. Our estimates are based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. While we base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ materially from these estimates under different assumptions or conditions.

Estimating Recoverability of Deferred Costs. We defer costs on projects for service revenue and system sales. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll costs for our employees and other third parties.

We recognize such costs as a component of cost of goods sold in accordance with our revenue recognition policy by contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided in accordance with the percentage of completion calculation. For revenue recognized ratably over the term of the contract, costs are recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, we review deferred costs to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue.

Estimating Allowances for Doubtful Accounts and Sales Returns. We make estimates of the uncollectible portion of our accounts receivable. We specifically analyze the age of accounts receivable and historical bad debts, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Similarly, we make estimates of potential future product returns related to current period revenue. We analyze historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowance. Significant judgments and estimates are made and used in connection with establishing allowances for doubtful accounts and sales returns in any accounting period. Material differences may result in the amount and timing of our revenue for any period if we were to make different judgments or utilize different estimates or actual future experience was different from the judgments and estimates.

Estimating Losses on Excess Office Facilities. We made significant estimates in determining the appropriate amount of accrued loss on excess office facilities. If we made different estimates, our loss on excess office facilities could be significantly different from that recorded, which could have a material impact on our

operating results. Our original estimate has been revised in previous periods in response to changes in market conditions for commercial real estate in the area where the excess office facilities are located, or to reflect negotiated changes in sublease rates charged to occupying tenants.

Impairment of Investments. We periodically evaluate whether any declines in the fair value of our investments are other-than-temporary. Significant judgments and estimates are made to assess whether an other-than-temporary decline in fair value of investments has occurred and to estimate the fair value of investments in privately held companies. Material differences may result in the amount and timing of any impairment charge if we were to make different judgments or utilize different estimates or actual future experience was different from the judgments and estimates.

Valuation of Long-Lived Assets. Long-lived assets consist primarily of property, plant and equipment, as well as amortizable intangible assets acquired in business combinations. Long-lived assets are amortized on a straight line basis over their estimated useful lives. We review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value. The impairment analysis of long-lived assets is based upon estimates and assumptions relating to our future revenue, cash flows, operating expenses, costs of capital and capital purchases. These estimates and assumptions are complex and subject to a significant degree of judgment with respect to certain factors including, but not limited to, the cash flows of our long-term operating plans, market and interest rate risk, and risk-commensurate discount rates and cost of capital. Significant or sustained declines in future revenue or cash flows, or adverse changes in our business climate, among other factors, and their resulting impact on the estimates and assumptions relating to the value of our long-lived assets could result in the need to perform an impairment analysis in future interim periods which could result in a significant impairment. While we believe our estimates and assumptions are reasonable, due to their complexity and subjectivity, these estimates and assumptions could vary period to period.

Valuation of Goodwill. We assess the impairment of goodwill on an annual basis, in our fourth quarter, or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. We consider a synthesis of the following important factors that could trigger an impairment review include the following:

- poor economic performance relative to historical or projected future operating results;
- significant negative industry, economic or company specific trends;
- market and interest rate risk;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

In addition, we perform a reconciliation of our market capitalization plus a reasonable control premium to the aggregated implied fair value of all of our reporting units.

If we were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, we would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the goodwill of the reporting unit. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, we would record an impairment charge for the difference. Judgment is required in determining our reporting units and assessing fair value of the reporting units.

The impairment analysis of goodwill is based upon estimates and assumptions relating to our future revenue, cash flows, operating expenses, costs of capital and capital purchases. These estimates and assumptions are complex and subject to a significant degree of judgment with respect to certain factors including, but not limited to, the cash flows of our long-term operating plans, market and interest rate risk, and risk-commensurate discount rates and cost of capital.

Stock-Based Compensation. Stock-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period, which is the vesting period. The Black-Scholes model requires various highly judgmental assumptions including volatility in our common stock price and expected option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from the amounts recorded in our consolidated statement of operations. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

Noncontrolling Interests. We record noncontrolling interest expense (benefit) which reflects the portion of the earnings (losses) of majority-owned entities which are applicable to the noncontrolling interest partners in the consolidated statement of operations. Redeemable noncontrolling interests that are redeemable at either fair value or are based on a formula that is intended to approximate fair value follow our historical disclosure only policy for the redemption feature. Redeemable noncontrolling interests that are redeemable at either a fixed price or are based on a formula that is not akin to fair value are reflected as an adjustment to income attributable to common shareholders based on the difference between accretion as calculated using the terms of the redemption feature and the accretion entry for a hypothetical fair value redemption feature with the remaining amount of accretion to redemption value recorded directly to equity. Noncontrolling interest expense (benefit) is included within the consolidated statements of operations and comprehensive income (loss).

As of December 31, 2009, and 2008, our noncontrolling interests solely related to redeemable noncontrolling interest in Rhapsody America. See Note 3 of Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion of the redeemable noncontrolling interest treatment.

Accounting for Gains on Sale of Subsidiary Stock. Effective January 1, 2009, we adopted Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51* (SFAS 160) which was primarily codified into FASB ASC 810 — *Consolidation* (ASC 810). Current guidance requires the difference between the carrying amount of the parent's investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary to be recorded as equity transactions. We elected to recognize any such gain in our consolidated statement of operations prior to January 1, 2009 as was allowable under generally accepted accounting principles in place at that time if certain recognition criteria were met.

Accounting for Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled. We must make assumptions, judgments and estimates to determine current provision for income taxes, deferred tax assets and liabilities and any valuation allowance to be recorded against deferred tax assets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Each reporting period we must periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not more likely than not, a valuation allowance must be established. The establishment of a valuation allowance and increases to such an allowance result in either increases to income tax expense or reduction of income tax benefit in the statement of operations and comprehensive income. Factors we consider in making such an assessment include, but are not limited to, past performance and our expectation of future taxable income, macroeconomic conditions and issues facing our industry, existing contracts, our ability to project future results and any appreciation of our investments and other assets.

We have not provided for U.S. deferred income taxes or withholding taxes on certain non-U.S. subsidiaries' undistributed earnings. These earnings are intended to be permanently reinvested in operations outside of the U.S. If these amounts were distributed to the U.S., in the form of dividends or otherwise, we could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the availability of foreign tax credits and the complexity of the computation if such earnings were not deemed to be permanently reinvested.

We file numerous consolidated and separate income tax returns in the United States Federal, state, local, and foreign jurisdictions. With few exceptions, we are no longer subject to United States Federal, state, local, or foreign income tax examinations for years before 1993. We are currently subject to United States Federal and various state audits for certain tax years subsequent to 1993.

Revenue by Segment

Revenue by segment is as follows (dollars in thousands):

	2009	% Total Net Revenue	2008	% Total Net Revenue	2007	% Total Net Revenue	2009-2008 Change	2008-2007 Change
TPS								
License	$ 20,770		$ 25,084		$ 18,893		(17)%	33%
Service	170,715		181,483		187,750		(6)	(3)
Total net revenue	$191,485	34%	$206,567	34%	$206,643	36%	(7)%	0%
MSS								
License	$ 7,851		$ 7,681		$ 4,308		2%	78%
Service								
Subscriptions	41,880		56,113		63,408		(25)	(12)
Advertising and other	37,357		39,079		35,632		(4)	10
Total service revenue	79,237		95,192		99,040		(17)	(4)
Total net revenue	$ 87,088	15%	$102,873	17%	$103,348	18%	(15)%	0%
Games								
License	$ 52,027		$ 60,342		$ 48,633		(14)%	24%
Service								
Subscriptions	45,371		44,220		34,255		3	29
Advertising and other	25,426		30,087		25,615		(15)	17
Total service revenue	70,797		74,307		59,870		(5)	24
Total net revenue	$122,824	22%	$134,649	22%	$108,503	19%	(9)%	24%
Music								
License	$ 20,348		$ 20,883		$ 20,884		(3)%	0%
Service								
Subscriptions	128,833		126,148		115,254		2	9
Advertising and other	11,686		13,690		12,988		(15)	5
Total service revenue	140,519		139,838		128,242		0	9
Total net revenue	$160,867	29%	$160,721	27%	$149,126	26%	0%	8%
Total net revenue								
License	$100,996		$113,990		$ 92,718		(11)%	23%
Service	461,268		490,820		474,902		(6)	3
Total net revenue	$562,264	100%	$604,810	100%	$567,620	100%	(7)%	7%

Technology Products and Solutions. TPS license revenue is derived from the sales of Helix system software and related authoring and publishing tools, OEM licenses installed on mobile platforms, and messaging gateways. TPS service revenue is derived from the sale of support and maintenance services related to our Helix license sales, sale of products and SaaS offerings that enable communications businesses to distribute digital media content to PCs, mobile phones, and other non-PC devices. SaaS revenue comprises revenue from sales of RBT, MOD, VOD, and inter-carrier messaging services, primarily sold to wireless carriers.

Total TPS revenue declined $15.1 million, or 7%, in the year ended December 31, 2009, compared with the year-earlier period. This decline was primarily due to a decline in services revenue from our SaaS offerings and sales of our Helix system services of approximately $8.7 million and $3.7 million, respectively. Also contributing to the overall decline was a decrease in sales of our Helix system licenses of $3.8 million. These

declines reflect the increase in the value of the U.S. dollar against the Korean won negatively that affected TPS revenue in 2009 by approximately $11.3 million in aggregate across our revenue streams, including our Helix system and SaaS services sales. No other single factor contributed materially to the change in total TPS revenue during 2009.

Overall, TPS revenue was materially unchanged during the year ended December 31, 2008, compared with the year-earlier period. The change during the year was due primarily to a decrease in systems integration service revenue of approximately $17.0 million, offset by an increase in service revenue from SaaS offerings provided to wireless carriers of approximately $18.7 million during the year. We de-emphasized our systems integration business in 2008, including sales of business integration services to SK Telecom, primarily because it has lower margins and does not generate consistent recurring revenue, which does not fit our current business model. As a result, we experienced a decline in systems integration revenue during the year due primarily to a decline in sales of our lower-margin systems integration services to SK Telecom. The increase in revenue from our SaaS offerings was primarily due to increased usage and numbers of users of the services we provide. No other single factor contributed materially to the change during the period. The increase in the value of the U.S. dollar against the Korean won negatively affected 2008 revenue by approximately $8.2 million.

Media Software and Services. MSS license revenue primarily includes revenue from sales of RealPlayer Plus and related products. MSS service revenue primarily includes revenue from sales of our SuperPass premium subscription service, distribution of third-party software products, and all advertising other than that related directly to our Music and Games businesses.

Total MSS revenue declined $15.8 million, or 15%, during the year ended December 31, 2009, compared with the year-earlier period. During the year there was a 25% decline in revenue from our subscription services to $41.9 million compared with $56.1 million in the year-earlier period driven primarily by a decrease in the number of subscribers to our SuperPass premium subscription service. No other single factor contributed materially to the change in total MSS revenue during the period.

MSS revenue was materially unchanged during the year ended December 31, 2008, compared with the year-earlier period. The slight decrease was due primarily to a decline of subscribers to, and related revenue from, our SuperPass subscription service totaling approximately $6.5 million. The decrease in revenue related to our SuperPass subscription service was primarily due to a shift in our marketing and promotional efforts towards our Music and Games businesses which we believed at the time represented a greater growth opportunity for us. The decrease was offset by an increase of approximately $3.4 million in advertising and other revenue generated from the distribution of third-party products related to our campaign to encourage consumers to upgrade to our RealPlayer 11 media player software. No other single factor contributed materially to the change during the period.

Games. Games license revenue primarily includes revenue from the sale of individual games on our websites RealArcade.com, GameHouse.com and Zylom.com; the sale of games through syndication on partner sites; and sales of games through wireless carriers. Games service revenue primarily includes revenue from the sales of games subscription services and advertising through our games websites.

Total Games revenue decreased $11.8 million, or 9%, during the year ended December 31, 2009, compared with the year-earlier period. License revenue from sales of games declined 14% to $52.0 million in 2009 from $60.3 million in 2008, largely due to competitive pressures causing us to lower our average sales prices for games sold on our websites. Games revenue from advertising decreased 15% to $25.4 million in 2009, from $30.1 million in the year-earlier period due to a decline in demand for online advertising. No other single factor contributed materially to the change in total Games revenue during the period.

Games revenue increased $26.1 million, or 24%, during the year ended December 31, 2008, compared with the year-earlier period. Revenue associated with our Trymedia acquisition, which was consummated on April 1, 2008, accounted for approximately $11.7 million of the increase during the year ended December 31, 2008. Increases in subscription revenue accounted for approximately $8.2 million of the increase during the year ended December 31, 2008. Increases in the number of subscribers to our games subscription services accounted for a significant portion of the increase in subscription revenue for the year ended December 31, 2008. Revenue

associated with the distribution of third-party products increased approximately $3.1 million during the year ended December 31, 2008, due primarily to an increased focus on the distribution of these products. Growth in revenue from sales of individual games accounted for $3.0 million of the increase for the year ended December 31, 2008. No other single factor contributed materially to the change during the period.

Music. Music license revenue primarily includes revenue from sales of digital music content through our MP3 music store. Music service revenue primarily includes revenue from our Rhapsody and RadioPass subscription services, and advertising from our music websites.

During the year ended December 31, 2009, total Music revenue was materially unchanged from the year-earlier period. Revenue from our subscription music services rose 2%, to $128.8 million, in the year ended December 31, 2009, compared with $126.1 million in the year-earlier period. Subscription revenue growth was primarily driven by an increase in average number of subscribers during the year primarily from the launch of the Rhapsody service with Verizon Wireless in the middle of 2008. While the average number of subscribers in 2009 increased over 2008, we experienced a sequential decline in the average number of subscribers during 2009. The increase in total Music revenue was offset by a decline in advertising revenue of 15% to $11.7 million from $13.7 million due to a reduction in demand for online advertising and in sponsorship revenue. No other single factor contributed materially to the change in total Music revenue during the period.

Music revenue increased $11.6 million, or 8%, during the year ended December 31, 2008, compared with the year-earlier period. Growth in revenue from our Rhapsody subscription music service accounted for $17.6 million of the increase for the year ended December 31, 2008. Subscriber and related revenue growth were primarily driven by our launch of a new distribution channel with Verizon Wireless and the one-time migration of Yahoo! Music Unlimited subscribers who chose to convert to our Rhapsody music service. An increase in the number of digital music tracks sold during the year ended December 31, 2008 contributed approximately $1.2 million to the increase in license revenue. The increase in sales of digital music tracks was due primarily to the launch of Rhapsody America's new MP3 music store on June 30, 2008. These increases were offset by a decline in revenue from our RadioPass music subscription services of approximately $5.5 million for the year ended December 31, 2008 due primarily to a decline in subscribers to these services. No other single factor contributed materially to the change during the period.

Geographic Revenue

Revenue by region is as follows (dollars in thousands):

	2009	Change	2008	Change	2007
United States	$374,283	(7)%	$403,799	12%	$360,676
Europe	96,146	(10)	107,223	27	84,368
Rest of the World	91,835	(2)	93,788	(23)	122,576
Total	$562,264	(7)%	$604,810	7%	$567,620

Revenue in the U.S. declined $29.5 million, or 7%, for the year ended December 31, 2009, compared with the year-earlier period. This decrease was due primarily to a reduction in revenue generated from our SuperPass subscription services as well as advertising and related revenue across our consumer businesses of approximately $11.9 million and $9.3 million, respectively. Revenue in the U.S. also decreased from declines in the sales of our individual games and royalties received from our Helix system sales of approximately $8.0 million and $5.1 million, respectively. These decreases were partially offset by increases in Music subscription revenue of approximately $8.4 million. See the sections "Revenue by Segment — Media Software and Services", "Revenue by Segment — Games" and "Revenue by Segment — Music" above for further discussion of these changes.

Revenue in the U.S. increased by $43.1 million, or 12%, for the year ended December 31, 2008 compared with the year-earlier period. The increase was due primarily to growth in our Games and TPS businesses, including the acquisition of Trymedia in April 2008. Trymedia contributed approximately $11.7 million of the increase during the year ended December 31, 2008. The growth in our TPS business was due primarily to

increased subscribers and increased usage of our SaaS offerings to wireless carriers that accounted for approximately $24.5 million of the revenue increase in the U.S. during the year ended December 31, 2008. See the sections "Revenue by Segment — Technology Products and Solutions" and "Revenue by Segment — Games" above for further discussion of these changes.

Revenue in Europe decreased $11.1 million, or 10%, in the year ended December 31, 2009, compared with the year-earlier period. The decrease was due primarily to a decline in revenue derived from minimum revenue guarantees associated with a SaaS customer contract of approximately $10.6 million during the year ended December 31, 2009. Foreign currency fluctuations of the U.S. dollar against the euro negatively affected 2009 revenue in Europe by approximately $3.5 million.

Revenue in Europe increased $22.9 million, or 27%, in the year ended December 31, 2008, compared with the year-earlier period. The increase was due primarily to the continued growth of our Games and TPS businesses in Europe. The growth in our Games business was due primarily to increased subscription revenue of approximately $4.3 million in Europe during the year ended December 31, 2008. The growth in our TPS business was due primarily to increased subscribers and increased usage of our SaaS offerings to wireless carriers that accounted for approximately $10.2 million of the revenue increase in Europe during the year ended December 31, 2008. See the sections "Revenue by Segment — Technology Products and Solutions" and "Revenue by Segment — Games" above for further discussion of these changes.

Revenue in the rest of world declined $2.0 million, or 2%, in the year ended December 31, 2009, compared with the year-earlier period. This decrease was due primarily to reduced revenue from sales of our Helix server and from our SaaS offerings of approximately $2.8 million and $3.1 million, respectively. These declines were partially offset by an increase in revenue generated from OEM licensing installed on mobile platforms of approximately $4.5 million. Foreign currency fluctuations of the U.S. dollar against the Korean won negatively affected 2009 revenue in the rest of the world by approximately $11.3 million. See the section "Revenue by Segment -Technology Products and Solutions" above for further discussion of these changes.

Revenue in the rest of world declined $28.8 million, or 23%, in the year ended December 31, 2008, compared with the year-earlier period. The decline was primarily within our TPS business and was due primarily to a decline in subscribers and reduced usage of our SaaS offerings to wireless carriers in Korea that accounted for approximately $16.1 million, as well as a decline within our systems integration revenue business of approximately $15.3 million during the year ended December 31, 2008. We de-emphasized our systems integration business, including sales of business integration services to SK Telecom, because it has lower margins and does not generate consistent recurring revenue, which does not fit our current business model. The rise in the value of the U.S. dollar against the Korean won negatively affected 2008 revenue in the rest of the world by approximately $8.2 million.

Cost of Revenue by Segment

Cost of revenue by segment is as follows (dollars in thousands):

	2009	% of Segment Revenue	2008	% of Segment Revenue	2007	% of Segment Revenue	2009-2008 Change	2008-2007 Change
TPS								
License	$ 426		$ 1,206		$ 2,434		(65)%	(50)%
Service	75,461		95,457		89,755		(21)	6
Total cost of revenue	$ 75,887	40%	$ 96,663	47%	$ 92,189	45%	(21)%	5%
MSS								
License	$ 2,802		$ 3,083		$ 2,247		(9)%	37%
Service	11,302		13,338		11,769		(15)	13
Total cost of revenue	$ 14,104	16%	$ 16,421	16%	$ 14,016	14%	(14)%	17%
Games								
License	$ 18,141		$ 29,751		$ 14,088		(39)%	111%
Service	15,353		18,008		11,736		(15)	53
Total cost of revenue	$ 33,494	27%	$ 47,759	35%	$ 25,824	24%	(30)%	85%
Music								
License	$ 14,481		$ 16,057		$ 16,158		(10)%	(1)%
Service	84,176		76,010		65,304		11	16
Total cost of revenue	$ 98,657	61%	$ 92,067	57%	$ 81,462	55%	7%	13%
Total cost of revenue								
License	$ 35,850		$ 50,097		$ 34,927		(28)%	43%
Service	186,292		202,813		178,564		(8)	14
Total cost of revenue	$222,142	40%	$252,910	42%	$213,491	38%	(12)%	18%

Cost of Technology Products and Solutions. Cost of TPS license revenue includes amounts paid for licensed technology and costs of product media. Cost of TPS service revenue includes fees paid to mobile service carriers and third-party vendors for order fulfillment, cost of personnel providing support and consulting services, and expenses incurred in providing our SaaS hosting services.

Cost of TPS revenue decreased $20.8 million, or 21%, during the year ended December 31, 2009, compared with the year earlier period. Cost of service revenue comprised the majority of the decrease in 2009. The decrease in cost of service revenue was due primarily to impairments of deferred project costs that were taken in 2008 of $10.8 million. See the section "Impairment of Deferred Costs and Prepaid Royalties" below for further discussion of these impairments. Also contributing to the decrease in cost of service revenue was a reduction in personnel and related costs of approximately $5.2 million due to lower average headcount. A reduction in intangible asset amortization of approximately $3.8 million associated with impairments taken in the fourth quarter of 2008 also contributed to the decrease of cost of service revenue in 2009. No other single factor contributed materially to the change during the period. Cost of TPS revenue as a percentage of TPS revenue for the year ended December 31, 2009, decreased primarily as a result of the reduced amortization expense on intangible assets because of the impairments recorded in 2008.

Cost of TPS revenue increased $4.5 million, or 5%, during the year ended December 31, 2008, compared with the year earlier period. Cost of service revenue increased due to an increase in cost of revenue from SaaS offerings provided to wireless carriers of approximately $6.4 million during the year ended December 31, 2008, primarily from increased usage and users of the services we provide. In addition, a charge of $10.8 million was recorded related to the impairment of certain deferred costs. See the section "Impairment of Deferred Costs and Prepaid Royalties" below for more information. This increase was partially offset by a decline in cost of service revenue primarily due to decreased costs associated with system integration revenue of approximately $11.9 million. No other single factor contributed materially to the changes during the period. Cost of TPS revenue as a percentage of TPS revenue for the year ended December 31, 2008, increased primarily as a result of the impairments recorded in 2008.

Cost of Media Software and Services Revenue. Cost of MSS license revenue consists primarily of amounts paid for licensed technology and fees paid to third-party vendors. Cost of MSS service revenue consists primarily of cost of royalties and delivery of content included in our SuperPass subscription service offerings, and fees paid to third-party vendors for support services.

Cost of MSS revenue declined $2.3 million, or 14%, for the year ended December 31, 2009, compared with the year-earlier period. Content costs for our SuperPass subscription service product were higher in the prior year primarily as a result of the additional content costs associated with a special run of CBS's Big Brother program, which accounted for materially all of the decline in cost of MSS revenue.

Cost of MSS revenue increased $2.4 million, or 17%, for the year ended December 31, 2008, compared with the year-earlier period. Content costs for our SuperPass subscription service product were higher in 2008 primarily as a result of the additional content costs associated with a special run of CBS's Big Brother program, which accounted for materially all of the increase in cost of MSS revenue.

Cost of Games Revenue. Cost of Games license revenue consists primarily of royalties paid on sales of games. Cost of Games service revenue consists primarily of costs incurred to provide our subscription service offerings and fees paid to third-party vendors for support services.

Cost of Games revenue decreased $14.3 million, or 30%, during the year ended December 31, 2009, compared with the year-earlier period. Cost of Games revenue decreased primarily due to the impairments of certain prepaid license royalties recorded in 2008 of $7.8 million. See "Impairment of Deferred Costs and Prepaid Royalties" below for more information. A decline in royalty costs in proportion to royalty revenue accounted for substantially all of the remaining decline in cost of Games revenue during the period. Cost of Games revenue as a percentage of Games revenue for the year ended December 31, 2008, was negatively impacted by the impairments recognized in 2008.

Cost of Games revenue increased $21.9 million, or 85%, during the year ended December 31, 2008, compared with the year-earlier period. We recorded $7.8 million in charges related to the impairment of certain prepaid license royalties in 2008. See "Impairment of Deferred Costs and Prepaid Royalties" below for more information. In addition, cost of revenue associated with the operations of Trymedia (acquired in April 2008) accounted for approximately $7.1 million of the increase in cost of license revenue. Cost of service revenue also increased by approximately $2.1 million due to subscriber growth. Cost of Games revenue as a percentage of Games revenue for the year ended December 31, 2008, was negatively impacted by the impairments recognized, as well as the operations of Trymedia because Trymedia's gross margins are generally lower than our historical Games gross margins.

Cost of Music Revenue. Cost of Music license revenue consists primarily of cost of royalties paid on sales of music tracks and hardware devices and accessories. Cost of Music service revenue consists primarily of cost of content and delivery of the content included in our music subscription service offerings and fees paid to third-party vendors for support services.

During the year ended December 31, 2009, cost of Music revenue increased $6.6 million, or 7%, compared with the year-earlier period. The increase was primarily due to the increased average number of subscribers to our Rhapsody music services during 2009, compared with the year-earlier period, resulting in increased service content costs of approximately $6.1 million. No other single factor contributed materially to the change during

the period. Cost of Music revenue as a percentage of Music revenue increased due to a shift in revenue to lower margin subscription services.

Cost of Music revenue increased $10.6 million, or 13%, during the year ended December 31, 2008 compared with the year-earlier period. Additional subscribers to our music subscription services were primarily responsible for increased content service costs, including royalty payments, of approximately $8.7 million. In addition to the increased content costs, a charge of $1.0 million was recorded related to the impairment of certain prepaid royalties. See "Impairment of Deferred Costs and Prepaid Royalties" below for more information. The impairments recognized were the primary cause of the increase of cost of Music revenue as a percentage of Music revenue for the year ended December 31, 2008. No other single factor contributed materially to the change during the period.

Impairment of Deferred Costs and Prepaid Royalties

We assess the recovery of all deferred project costs and any royalty advances paid to content providers on a quarterly basis. As of December 31, 2008, we determined that the total estimated costs associated with certain projects exceeded the total estimated revenues expected to be recognized on those projects. As a result, we impaired approximately $10.8 million in deferred project costs. In addition, we assessed the recovery of recoupable royalty advances paid to certain content providers. As of December 31, 2008, we determined that approximately $8.8 million in royalty advances was not recoverable and therefore charged to expense. The total impairment of deferred costs and prepaid royalties was mentioned throughout the section above entitled "Cost of Revenue by Segment." See Note 7 of Notes to Consolidated Financial Statements included in Item 8 of this report for more information. No such charges existed in 2009 or 2007.

Assessing the recoverability of deferred project costs and prepaid royalty advances is based on significant assumptions and estimates, including future revenue and cost of sales. Significant or sustained decreases in revenue or increases in cost of sales in future periods could result in additional impairments of deferred project costs and prepaid royalty advances. We cannot accurately predict the amount and timing of such impairments. Should the value of deferred project costs or prepaid royalty advances become impaired, we would record the appropriate charge, which could have a material adverse effect on our financial condition or results of operations.

Operating Expenses

Research and Development

Research and development expenses consist primarily of salaries and related costs of research and development personnel, expense associated with stock-based compensation, and consulting fees associated with product development. To date, all research and development costs have been expensed as incurred because technological feasibility for software products is generally not established until substantially all development is complete. Research and development costs and year-over-year changes are as follows (dollars in thousands):

	2009	Change	2008	Change	2007
Research and development	$119,448	5%	$113,680	11%	$102,731
As a percentage of total net revenue	21%		19%		18%

Research and development expenses, including non-cash stock-based compensation, increased $5.8 million, or 5%, in 2009. This increase was primarily due to an increase in research and development personnel and related costs of approximately $2.4 million as a result of an increase in average headcount. No other single factor contributed materially to these changes during the period. The increase in research and development expenses as a percentage of total net revenue from 19% in 2008 to 21% in 2009 is due primarily to our decision to continue to invest in the development of our products despite a decline in total net revenue.

Research and development expenses, including non-cash stock-based compensation, increased $10.9 million, or 11%, in 2008. The increase was due primarily to personnel and related costs from our acquisition of Trymedia (acquired in April 2008) and the inclusion of a full year of expenses from our acquisition of Game Trust (acquired in October 2007). Trymedia accounted for approximately $3.4 million of the increased

costs and Game Trust added approximately $2.8 million to the increase over 2007. In addition, increases in costs related to temporary employees contributed an additional $2.3 million to research and development expenses as compared with 2007. No other single factor contributed materially to the increase in costs during this period.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries and related costs for sales and marketing personnel, sales commissions, amortization of certain intangible assets capitalized in our acquisitions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral. Sales and marketing costs and year-over-year changes are as follows (dollars in thousands):

	2009	Change	2008	Change	2007
Sales and marketing	$165,856	(22)%	$211,922	1%	$209,412
As a percentage of total net revenue	29%		35%		37%

Sales and marketing expenses, including non-cash stock-based compensation, decreased $46.1 million, or 22%, in the year ended December 31, 2009 compared with the year-earlier period. The decrease was primarily due to cost reduction efforts including a decrease in sales and marketing headcount and marketing expenses and closing a number of office locations worldwide. The reduction in personnel and related costs resulted in a decline of approximately $19.0 million in sales and marketing expenses, and the decrease in marketing and other professional services expenses reduced costs by an additional $16.7 million during the year ended December 31, 2009 compared with the year-earlier period. Further contributing to the decrease were lower costs associated with the amortization of intangibles of approximately $7.8 million during the year ended December 31, 2009, due to impairment costs taken in the fourth quarter of 2008. The decrease in sales and marketing expenses as a percentage of total net revenue from 35% in 2008 to 29% in 2009 is due to the reductions mentioned above exceeding the decline in revenue. No other single factor contributed materially to these changes during the period.

Sales and marketing expenses, including non-cash stock-based compensation, increased $2.5 million, or 1%, in the year ended December 31, 2008 compared with the year-earlier period primarily due to $10.0 million spent to promote Rhapsody America's new MP3 music store and the Rhapsody subscription music service during the year, as well as $4.1 million in increased personnel and related costs from our acquisition of Trymedia (acquired in April 2008) and the inclusion of a full year of expenses from our acquisition of Game Trust (acquired in October 2007). These increases were offset by reduced personnel and related costs of approximately $11.2 million arising from a reduction in sales and marketing headcount. The decrease in sales and marketing expenses as a percentage of total net revenue from 37% in 2007 to 35% in 2008 is due primarily to a higher growth in total net revenue. No other single factor contributed materially to these changes during the period.

Advertising with Related Party

On August 20, 2007, RealNetworks and MTVN jointly created Rhapsody America. MTVN owns 49% of Rhapsody America. Under the joint venture agreement, as amended, Rhapsody America is obligated to purchase $213.8 million in advertising and related integrated marketing on MTVN cable channels over the term of the agreement. During 2009, 2008 and 2007, Rhapsody America spent $33.3 million, $44.2 million and $24.4 million, respectively, in advertising with MTVN.

General and Administrative

General and administrative expenses consist primarily of salaries and related personnel costs, fees for professional and temporary services and contractor costs, stock-based compensation, and other general corporate costs. General and administrative costs and year-over-year changes are as follows (dollars in thousands):

	2009	Change	2008	Change	2007
General and administrative	$79,164	13%	$69,981	4%	$67,326
As a percentage of total net revenue	14%		12%		12%

General and administrative expenses, including non-cash stock-based compensation, increased $9.2 million, or 13%, in the year ended December 31, 2009 compared with the year-earlier period. The increased expenses for 2009 were primarily due to increases in legal and other professional services expenses of approximately $14.0 million partially offset by a reduction in personnel and related costs of approximately $2.1 million. A majority of the increase in legal and professional fees was a result of the VeriSign arbitration and RealDVD lawsuits. No other single factor contributed materially to the increases during the periods.

General and administrative expenses, including non-cash stock-based compensation, increased $2.7 million, or 4%, in the year ended December 31, 2008 compared with the year-earlier period primarily due to an increase in professional service expenses totaling $2.4 million. No other single factor contributed materially to the increase during the period.

Impairment of Goodwill and Long-Lived Assets

Goodwill is required to be tested for impairment annually and if an event or conditions change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We perform our annual goodwill impairment test during our fiscal fourth quarter.

A two step process is used to test for goodwill impairment. The first step is to determine if there is an indication of impairment by comparing the estimated fair value of each reporting unit to its carrying value including existing goodwill. Goodwill is considered impaired if the carrying value of a reporting unit exceeds the estimated fair value. Upon an indication of impairment from the first step, a second step is performed to determine the amount of the impairment. This involves calculating the implied fair value of goodwill by allocating the fair value of the reporting unit to all assets and liabilities other than goodwill and comparing it to the carrying amount of goodwill. We have four reporting units; Music, Technology Products and Solutions, Games, and Media Software and Services.

We determined that a triggering event had occurred during the quarter ended June 30, 2009, warranting an interim impairment analysis of goodwill. During the impairment analysis, we concluded that the implied fair value of goodwill was zero for each of our reporting units. As a result, the Music, TPS, Games, and MSS reporting units recorded impairments of $37.0 million, $50.5 million, $41.2 million and $46.8 million, respectively, during the quarter ended June 30, 2009. No other impairments of goodwill and long-lived assets were recorded in 2009.

As part of our annual goodwill impairment testing during the quarter ended December 31, 2008, we determined that the carrying value for our Games and TPS reporting units exceeded their respective fair values, indicating that goodwill within each reporting unit was potentially impaired. No impairments were indicated under the first step for our Music and MSS reporting units. As required, we initiated the second step of the goodwill impairment test for our Games and TPS reporting units. We determined that the implied fair value of goodwill for our TPS and Games reporting units was less than the carrying value by approximately $97.0 million and $38.1 million, respectively, which was recorded as an impairment of goodwill during the quarter ended December 31, 2008. No impairments were recognized in the year ended December 31, 2007.

We review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. If the carrying amount of an asset is not recoverable, an impairment loss is recognized based on the excess of the carrying amount of the long-lived asset over its respective fair value, which is generally determined as the present value of estimated future discounted cash flows. The impairment analysis is based on significant assumptions of future results made by management, including operating and cash flow projections. We determined that the net book value related to certain intangible assets exceeded the fair value attributable to such intangible assets as of December 31, 2008. As a result, we recorded charges of $57.6 million as impairments of long-lived assets within our consolidated statements of operations and comprehensive income in 2008. No such impairments were recognized in either 2009 or 2007.

The impairment analysis for goodwill and long-lived assets is based on significant assumptions of future results made by management, including revenue and cash flow projections. Significant or sustained declines in

future revenue or cash flows, or adverse changes in our business climate, among other factors, could result in the need to perform an impairment analysis under SFAS No. 142 and 144 (ASC 350 and 360, respectively) in future periods. We cannot accurately predict the amount and timing of any impairment of goodwill or long-lived assets. Should the value of our goodwill or long-lived assets become impaired, we would record the appropriate charge, which could have an adverse effect on our financial condition and results of operations.

Restructuring and Other Charges

During the year ended December 31, 2009, we recorded restructuring and other charges of $4.0 million. These charges were a result of workforce reductions. Severance charges accounted for a majority of the 2009 amount recorded.

During the year ended December 31, 2008, we recorded restructuring and other charges of $6.8 million. Included in this charge was $4.0 million in severance costs resulting from workforce reductions as well as a charge of $2.8 million related to the write-down of capitalized transaction-related costs associated with our plan to separate our Games business from our company.

During the year ended December 31, 2007, we recorded a restructuring charge of $3.7 million, primarily related to severance payments. These charges were a result of workforce reductions and other realized synergies among our recent acquisitions. Severance charges accounted for the majority of the 2007 amount recorded.

Loss on Excess Office Facilities

The accrued loss of $3.2 million for estimated future losses on excess office facilities located near our corporate headquarters in Seattle, Washington at December 31, 2009, is shown net of expected future sublease income of $2.1 million, which was committed under sublease contracts at the time of the estimate. We regularly evaluate the market for office space in the cities where we have operations. If the market for such space declines further in future periods, we may have to revise our estimates further, which may result in additional losses on excess office facilities.

Antitrust Litigation Benefit, net

Antitrust litigation benefit, net of $60.7 million for the year ended December 31, 2007, consists of settlement income, legal fees, personnel costs, communications, equipment, technology and other professional services costs incurred directly attributable to our antitrust case against Microsoft, as well as our participation in various international antitrust proceedings against Microsoft, including the European Union. On October 11, 2005, we entered into a settlement agreement with Microsoft pursuant to which we agreed to settle all antitrust disputes worldwide with Microsoft, including the U.S. litigation. The 2007 antitrust litigation benefit, net reflects the impact of $61.1 million in payments and other consideration received from Microsoft under the settlement and commercial agreements with Microsoft. At December 31, 2007, all amounts due from Microsoft under the settlement agreement have been received. As a result, no antitrust litigation benefit, net was recorded during 2009 or 2008.

Other Income, Net

Other income, net consists primarily of interest income on our cash, cash equivalents and short-term investments, which are net of interest expense from amortization of offering costs related to our convertible debt; gain related to the sale of certain of our equity investments; equity in net income (loss) of investments; minority interest in Rhapsody America; gain from the sales of interest in Rhapsody America; and impairment of certain equity investments. Other income, net and year-over-year changes are as follows (dollars in thousands):

	2009	Change	2008	Change	2007
Interest income, net	$ 3,969	(70)%	$13,453	(56)%	$30,874
Gain on sale of equity investments	688	228	210	114	98
Equity in net income (loss) of investments	(1,313)	89	(695)	58	(440)
Impairment of equity investments	(5,020)	n/a	—	n/a	—
Gain on sale of interest in Rhapsody America	—	n/a	14,502	(12)	16,410
Other income (expenses)	(794)	(341)	330	(81)	1,746
Other income, net	$(2,470)	(109)%	$27,800	(43)%	$48,688

Other income, net decreased during 2009 due primarily to lower average interest rates from our investments and a lower average balance of cash and investments, an impairment of one of our equity method investments, and a change in accounting that resulted in no longer recording a gain on the sale of a noncontrolling interest in Rhapsody America. See Note 3 of Notes to Consolidated Financial Statements included in Item 8 of this report.

Other income, net decreased during 2008 due primarily to lower average interest rates from our investments and a lower average balance of cash and investments, as well as a decrease in the gain on sale of interest in Rhapsody America.

Income Taxes

During the years ended December 31, 2009, 2008, and 2007, we recognized income tax expense of $3.3 million, $25.8 million, and $27.5 million, respectively, related to U.S. and foreign income taxes. The decrease of $22.5 million in tax expense from the year ended December 31, 2008, to 2009 was primarily due to the smaller increase in valuation allowance in 2009 compared to 2008. The decrease of $1.7 million in tax expense from the year ended December 31, 2007, to 2008 was primarily due to the impairments of long-lived assets, deferred costs and prepaid royalties incurred in 2008 as well as the change in income generated from the Microsoft settlement offset by an increase in tax expense due to the change in the valuation allowance. We assess the likelihood that our deferred tax assets will be recovered. In making this assessment, many factors are considered including the current economic climate, our expectations of future taxable income, our ability to project such income, and the appreciation of our investments and other assets. As of December 31, 2009, we have a valuation allowance of $101.0 million. The net change in valuation allowance since December 31, 2008, was $10.0 million primarily due to the current economic environment in which we are not certain about our ability to recognize deferred tax assets.

Recently Issued Accounting Standards

With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2009, as compared to the recent accounting pronouncements described in our Annual Report on Form 10-K for the year ended December 31, 2008, that are of significance, or potential significance to us.

Effective January 1, 2009, we adopted, FSP No. 142-3, *Determination of the Useful Life of Intangible Assets* (FSP No. 142-3) which was primarily codified into FASB ASC 350, *Intangibles — Goodwill and Other* (ASC 350). The current guidance amends the factors considered in developing renewal or extension assumptions used

to determine the useful life of a recognized intangible asset. The current guidance also requires enhanced disclosures when an intangible asset's expected future cash flows are affected by an entity's intent and/or ability to renew or extend the arrangement. The adoption did not have a material impact on our consolidated results of operations or financial condition as of, and for the year ended December 31, 2009.

Effective January 1, 2009, we adopted SFAS No. 141 (revised 2007), *Business Combinations* (SFAS 141(R)) which was primarily codified into FASB Accounting Standards Codification (ASC) 805, *Business Combinations* (ASC 805). Under current guidance, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. The current guidance is effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired contingencies under SFAS 109. With the adoption of the current guidance, any tax related adjustments associated with acquisitions that closed prior to January 1, 2009 will be recorded through income tax expense, whereas the previous accounting treatment would require any adjustment to be recognized through goodwill. The adoption of the current guidance had no impact on our consolidated financial statement as of and for the year ended December 31, 2009.

Effective January 1, 2009, we implemented Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51* (SFAS 160) which was primarily codified into FASB ASC 810 — *Consolidation* (ASC 810). This standard changed the accounting for and reporting of minority interest (now called noncontrolling interest) in our consolidated financial statements. Upon adoption, certain prior period amounts have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on our previously reported financial position or results of operations. Refer to Note 3 and *Net Income Per Share* section of Note 1 of Notes to Consolidated Financial Statements included in Item 8 of this report for additional information on the adoption.

Effective January 1, 2009, the Company adopted FSP APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)* (FSP 14-1) which was primarily codified into FASB ASC 470 — *Debt* (ASC 470). Current guidance specifies that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate and requires retrospective application for all periods presented. The adoption did not have a material impact on our consolidated results of operations or financial condition for all periods presented.

Effective September 30, 2009, we adopted SFAS No. 168, *The FASB Accounting Standards Codification (Codification) and the Hierarchy of Generally Accepted Accounting Principles- a replacement of Financial Statement No. 162* (SFAS 168) which was primarily codified into FASB ASC 105 — *Generally Accepted Accounting Principles*. Current guidance establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with generally accepted accounting principles in the United States. The adoption did not have a material impact on our consolidated results of operations or financial condition for all periods presented.

In September 2009, the FASB ratified Accounting Standards Update (ASU) 2009-13 (ASU 2009-13) (previously Emerging Issues Task Force (EITF) Issue No. 08-1, *Revenue Arrangements with Multiple Deliverables* (EITF 08-1)). ASU 2009-13 superseded EITF 00-21 and addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling

price. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption will be permitted. We are currently evaluating the potential impact, if any, of the adoption of ASU 2009-13 on our consolidated results of operations and financial condition and whether we will adopt the standard early.

In September 2009, the FASB ratified ASU 2009-14 (ASU 2009-14) (previously EITF No. 09-3, *Certain Revenue Arrangements That Include Software Elements)*. ASU 2009-14 modifies the scope of Software Revenue Recognition to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 has an effective date that is consistent with ASU 2009-13. We are currently evaluating the potential impact, if any, of the adoption of ASU 2009-14 on our consolidated results of operations and financial condition and whether we will adopt the standard early.

Liquidity and Capital Resources

The following summarizes working capital, cash, cash equivalents, short-term investments, and restricted cash (in thousands):

	December 31,	
	2009	2008
Working capital	$278,198	$266,990
Cash, cash equivalents, and short-term investments	384,900	370,734
Restricted cash	13,700	14,742

Working capital, cash, cash equivalents, and short-term investments increased primarily due to proceeds from certain settlements and contractual renegotiations with customers.

The following summarizes cash flows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Cash (used in) provided by operating activities	$ (9,304)	$ (29,286)	$ 68,409
Cash (used in) provided by investing activities	9,821	(113,218)	467
Cash (used in) provided by financing activities	39,492	(95,862)	(113,620)

Cash used in and provided by operating activities consisted of net income (loss) adjusted for certain non-cash items including depreciation, amortization, stock-based compensation, deferred income taxes, minority interest, gain on sales of interest in Rhapsody America, impairment of goodwill and long-lived assets, accrued restructuring and other charges and the effect of changes in certain operating assets and liabilities, net of acquisitions.

Cash used in operating activities in the year ended December 31, 2009, was $9.3 million and consisted of a net loss of $243.0 million, adjustments for cash provided by non-cash items of $232.2 million and cash provided by activities related to changes in certain operating assets and liabilities, net of acquisitions, of $1.5 million. Adjustments for cash provided by non-cash items primarily consisted of $175.6 million of impairments of goodwill, $31.5 million of depreciation and amortization expense and $21.5 million of stock-based compensation.

Changes in certain operating assets and liabilities, net of acquisitions, in the year ended December 31, 2009, primarily consisted of uses of cash from the decrease in accrued and other liabilities of $6.1 million primarily related to reductions in deferred revenue as well as a reduction in amounts payable to MTVN for related party advertising. A decrease in accounts payable of $4.9 million related to the timing of payments to vendors also contributed to the use of cash in 2009. These uses of cash were partially offset by a decrease in accounts receivable of $10.7 million related to the timing of customer collections.

Cash used in operating activities in the year ended December 31, 2008, was $29.3 million and consisted of a net loss of $285.4 million, adjustments for non-cash items provided by operations of $220.2 million and cash used in activities related to certain operating assets and liabilities, net of acquisitions, of $5.6 million. Adjustments for non-cash items primarily consisted of $46.0 million of depreciation and amortization expense, $23.5 million of stock-based compensation, $192.7 million of impairment of long-lived assets, $5.5 million of accrued restructuring and other charges and $11.6 million of deferred income taxes, partially offset by $41.6 million of minority interest and $14.5 million of gain on sale of interest in Rhapsody America.

Changes in certain operating assets and liabilities, net of acquisitions, in the year ended December 31, 2008, primarily consisted of an increase of $5.0 million in prepaid expenses and other assets due primarily to increases in prepaid royalties, and a decrease in accounts payable of $13.7 million due primarily to a decrease in payments to third party content providers, partially offset by a decrease in accounts receivable of $9.5 million related to decreases in revenue associated with our systems integration business.

Cash provided by operating activities in the year ended December 31, 2007, was $68.4 million and consisted of net income of $28.5 million, and adjustments for non-cash items provided by operations of $19.8 million. Cash provided by activities related to certain operating assets and liabilities, net of acquisitions, did not materially contribute to cash from operations. Adjustments for non-cash items primarily consisted of $45.2 million of depreciation and amortization expense, and $23.9 million of stock-based compensation, partially offset by $19.8 million of minority interest, $9.5 million of deferred income taxes, and $16.4 million of gain on sale of interest in Rhapsody America.

Changes in certain operating assets and liabilities, net of acquisitions, in the year ended December 31, 2007, primarily consisted of an increase of $19.7 million in prepaid expenses and other assets due primarily to increases in deferred costs and prepaid royalties, and an increase in accounts receivable of $13.1 million due primarily to growth in revenue from application services provided to wireless carriers offset by an increase in accrued and other liabilities of $34.4 million primarily related to accrued advertising costs from our Rhapsody America joint venture as well as increases in deferred revenue from sales to wireless carriers.

In the year ended December 31, 2009, investing activities provided cash primarily from the sales and maturities, net of purchases, of short-term investments of approximately $29.9 million. Uses of cash during 2009 included the purchases of equipment, software and leasehold improvements of $16.8 million and the payment of acquisition costs of $3.3 million primarily related to the payment of anniversary and performance costs relating to the acquisition of Zylom, which were previously accrued. In the year ended December 31, 2008, investing activities used cash primarily for purchases of equipment, software, and leasehold improvements of $29.5 million and acquisition costs of $10.2 million, net of cash acquired from the acquisition of Trymedia, and the payment of anniversary and performance costs relating to the acquisition of Zylom, which were previously accrued. Purchases net of sales and maturities of short-term investments used cash of $57.8 million during 2008. In the year ended December 31, 2007, investing activities used cash primarily for purchases of equipment, software, and leasehold improvements of $26.7 million as well as the additional purchase price paid to the selling shareholders of Zylom for the achievement of performance criteria and the purchase price paid for the acquisitions of Game Trust, SNS and Exomi of an aggregate of $45.6 million. Sales and maturities net of purchases of short-term investments provided cash of $73.8 million during 2007.

Financing activities provided cash from the proceeds of sales of interests in Rhapsody America of $38.0 million as well as sales of common stock under our employee stock purchase plan and exercise of stock options of $1.5 million in the year ended December 31, 2009. Financing activities used cash for the repurchase of our common stock of $50.2 million, in addition to payments on our convertible debt obligations of $100.0 million in 2008. These uses of cash were partially offset by the proceeds of sales of interests in Rhapsody America of $44.6 million as well as sales of common stock under our employee stock purchase plan and exercise of stock options of $9.6 million. Financing activities used cash for the repurchase of our common stock of $178.8 million during the year ended December 31, 2007. This use of cash was offset by the proceeds of sales of interests in Rhapsody America of $48.7 million, as well as sales of common stock under our employee stock purchase plan and exercise of stock options of $15.9 million in 2007.

Our Board of Directors has authorized share repurchase programs for the repurchase of our outstanding common stock, and all repurchases have been made pursuant to these authorized programs. During 2007, we repurchased 23.8 million shares for an aggregate value of $178.8 million at an average cost of $7.52 per share. During 2008, we repurchased 10.0 million shares for an aggregate value of $50.2 million at an average cost of $5.04 per share. The purchases made through December 31, 2008 completed the authorized amount for all of the repurchase programs.

We currently have no planned significant capital expenditures for 2010 other than those in the ordinary course of business and the $18 million of additional funding to Rhapsody America as part of the restructuring transactions expected to be completed at the end of the first quarter of 2010. See Note 20 of Notes to Consolidated Financial Statements included in Item 8 of this report for more information regarding the Rhapsody America restructuring agreement and related transactions. In the future, we may seek to raise additional funds through public or private equity financing, or through other sources such as credit facilities. The sale of additional equity securities could result in dilution to our shareholders. In addition, in the future, we may enter into cash or stock acquisition transactions or other strategic transactions that could reduce cash available to fund our operations or result in dilution to shareholders.

Our principal commitments include office leases and contractual payments due to content and other service providers. We believe that our current cash, cash equivalents, and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

We do not hold derivative financial instruments or equity securities in our short-term investment portfolio. Our cash equivalents and short-term investments consist of high quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one non-U.S. government or non-U.S. agency issue or issuer to a maximum of 5% of the total portfolio. These securities are subject to interest rate risk and will decrease in value if interest rates increase. Because we have historically had the ability to hold our fixed income investments until maturity, we do not expect our operating results or cash flows to be significantly affected by a sudden change in market interest rates in our securities portfolio.

We conduct our operations primarily in five functional currencies: the U.S. dollar, the Korean won, the Japanese yen, the British pound and the Euro. Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. We currently do not hedge the majority of our foreign currency exposures and are therefore subject to the risk of exchange rate fluctuations. We invoice our international customers primarily in U.S. dollars, except in Korea, Japan, Germany, France, the United Kingdom and Australia, where we invoice our customers primarily in won, yen, euros, pounds, and Australian dollars, respectively. We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Our exposure to foreign exchange rate fluctuations also arises from intercompany payables and receivables to and from our foreign subsidiaries.

At December 31, 2009, we had commitments to make the following payments:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
			(In thousands)		
Office leases	$43,072	$14,345	$16,773	$11,954	$—
Other contractual obligations	23,213	22,963	250	—	—
Total contractual cash obligations	$66,285	$37,308	$17,023	$11,954	$—

Other contractual obligations primarily relate to minimum contractual payments due to content and other service providers.

In addition to the amounts shown in the table above, $12.3 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48, and we are uncertain as to if or when such amounts may be settled. We cannot make a reasonably reliable estimate of the amount and period of related future payments for such liability.

As of December 31, 2009, we had a commitment to purchase approximately $111.3 million in advertising over the next four years from MTVN related to the Rhapsody America venture. On February 9, 2010, we and MTVN entered into an agreement which contemplates a restructuring of Rhapsody America. Upon the closing of the restructuring transactions, MTVN will contribute a $33.0 million advertising commitment in exchange for shares of common stock of Rhapsody America, and MTVN's previous obligation to provide advertising of approximately $111.3 million as of December 31, 2009 will be cancelled. Neither the $111.3 million or the $33.0 million are included within the table above as the timing of the payments will vary.

Off Balance Sheet Arrangements

Our only significant off-balance sheet arrangements relate to operating lease obligations for office facility leases and other contractual obligations related primarily to minimum contractual payments due to content and other service providers. Future annual minimum rental lease payments and other contractual obligations are included in the commitment schedule above.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The following discussion about our market risk involves forward-looking statements. All statements that do not relate to matters of historical fact should be considered forward-looking statements. Actual results could differ materially from those projected in any forward-looking statements.

Interest Rate Risk. Our exposure to interest rate risk from changes in market interest rates relates primarily to our short-term investment portfolio. We do not hold derivative financial instruments or equity investments in our short-term investment portfolio. Our short-term investments consist of high quality debt securities as specified in our investment policy. Investments in both fixed and floating rate instruments carry a degree of interest rate risk. The fair value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Additionally, a declining rate environment creates reinvestment risk because as securities mature the proceeds are reinvested at a lower rate, generating less interest income. Due in part to these factors, our future interest income may be adversely impacted due to changes in interest rates. In addition, we may incur losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. Because we have historically had the ability to hold our short-term investments until maturity and the substantial majority of our short-term investments mature within one year of purchase, we would not expect our operating results or cash flows to be significantly impacted by a sudden change in market interest rates. There have been no material changes in our investment methodology regarding our cash equivalents and short-term investments during the year ended December 31, 2009. Based on our cash, cash equivalents, short-term investments, and restricted cash equivalents at December 31, 2009, a hypothetical 10% increase/decrease in interest rates would increase/decrease our annual interest income and cash flows by approximately $0.2 million.

The table below presents the amounts related to weighted average interest rates and contractual maturities of our short-term investment portfolio at December 31, 2009 (dollars in thousands):

	Weighted Average Interest Rate	Expected Maturity Dates			Amortized Cost	Estimated Fair Value
		2010	2011	2012-2021		
Short-term investments:						
Corporate notes and bonds	1.50%	$ 5,362	$56,506	$11,594	$ 72,731	$ 73,462
U.S. government agency securities	1.48%	22,094	3,776	8,538	34,560	34,408
Total short-term investments	1.49%	$27,456	$60,282	$20,132	$107,291	$107,870

Annual Report

The table below presents the amounts related to weighted average interest rates and contractual maturities of our short-term investment portfolio at December 31, 2008 (dollars in thousands):

	Weighted Average Interest Rate	Expected Maturity Dates			Amortized Cost	Estimated Fair Value
		2009	2010	2011-2012		
Short-term investments:						
Corporate notes and bonds	2.61%	$ 1,493	$19,938	$32,005	$ 54,685	$ 53,436
U.S. government agency securities	1.43%	84,330	—	—	83,920	84,330
Total short-term investments	2.18%	$85,823	$19,938	$32,005	$138,605	$137,766

Investment Risk. As of December 31, 2009, we had investments in voting capital stock of both publicly traded and privately-held technology companies for business and strategic purposes. Our investments in publicly traded companies are accounted for as available-for-sale, carried at current market value and are classified as long-term as they are strategic in nature. We periodically evaluate whether any declines in fair value of our investments are other-than-temporary based on a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. We consider additional factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations, and operating trends. The evaluation also considers publicly available information regarding the investee companies. For investments in private companies with no quoted market price, we consider similar qualitative and quantitative factors as well as the implied value from any recent rounds of financing completed by the investee. Based upon an evaluation of the facts and circumstances during the years ended December 31, 2009, 2008 and 2007, we determined that no additional other-than-temporary decline in fair value had occurred and therefore no impairment charges were recorded.

Foreign Currency Risk. We conduct business internationally in several currencies. As such, we are exposed to adverse movements in foreign currency exchange rates.

Our exposure to foreign exchange rate fluctuations arise in part from: (1) translation of the financial results of foreign subsidiaries into U.S. dollars in consolidation; (2) the remeasurement of non-functional currency assets, liabilities and intercompany balances into U.S. dollars for financial reporting purposes; and (3) non-U.S. dollar denominated sales to foreign customers. A portion of these risks is managed through the use of financial derivatives, but fluctuations could impact our results of operations and financial position.

Generally, our practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency swaps. These contracts require us to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. We do not designate our foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, we adjust these instruments to fair value through results of operations. However, we may periodically hedge a portion of our foreign exchange exposures associated with material firmly committed transactions, long-term investments, highly predictable anticipated exposures and net investments in foreign subsidiaries. Some of our unhedged exposures are reconciled through our statement of operations on a mark-to-market basis each quarter, so to the extent we continue to experience adverse economic conditions, we may record losses related to such unhedged exposures in future periods that may have a material adverse effect on our financial condition and results of operations.

Our foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

In aggregate, our foreign currency denominated assets are greater than our foreign currency denominated liabilities. Primarily as a result of the U.S. dollar strengthening against the Korean won and Euros in 2008, we recorded a reduction to our reported net assets of approximately $64 million as reflected in Accumulated Other

Comprehensive Income as of December 31, 2008. During the year ended December 31, 2009, we recorded an increase to our reported net assets of approximately $3.4 million as a result of foreign currency fluctuations.

Additionally, we have cash balances denominated in foreign currencies which are subject to foreign currency fluctuation risk. The majority of our foreign currency denominated cash is held in Korean won and euros. A hypothetical 10% increase or decrease in the Korean won and euro relative to the U.S. dollar from December 31, 2009 would result in an unrealized gain or loss of approximately $4.1 million.

Foreign currency transaction gains and losses were not material for the years ended December 31, 2009, 2008, and 2007.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 277,030	$232,968
Short-term investments	107,870	137,766
Trade accounts receivable, net of allowances for doubtful accounts and sales returns of $3,924 in 2009 and $4,631 in 2008	60,937	70,201
Deferred costs, current portion	5,192	4,026
Deferred tax assets, net, current portion	1,146	749
Prepaid expenses and other current assets	29,478	33,850
Total current assets	481,653	479,560
Equipment, software, and leasehold improvements, at cost:		
Equipment and software	151,951	135,788
Leasehold improvements	31,041	30,719
Total equipment, software, and leasehold improvements	182,992	166,507
Less accumulated depreciation and amortization	125,878	103,500
Net equipment, software, and leasehold improvements	57,114	63,007
Restricted cash equivalents	13,700	14,742
Equity investments	19,553	18,582
Other assets	14,212	9,895
Deferred tax assets, net, non-current portion	10,001	9,236
Other intangible assets, net of accumulated amortization of $67,478 in 2009 and $56,217 in 2008	10,650	18,727
Goodwill	—	175,264
Total assets	$ 606,883	$789,013
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 32,703	$ 36,575
Accrued and other liabilities	124,934	118,688
Deferred revenue, current portion	31,374	39,835
Related party payable	11,216	13,155
Accrued loss on excess office facilities, current portion	3,228	4,317
Total current liabilities	203,455	212,570
Deferred revenue, non-current portion	1,933	1,961
Accrued loss on excess office facilities, non-current portion	—	2,893
Deferred rent	4,464	4,614
Deferred tax liabilities, net, non-current portion	961	1,379
Other long-term liabilities	13,006	11,660
Total liabilities	223,819	235,077
Minority interest in Rhapsody America (see Note 3 for redemption value)	7,253	378
Commitments and contingencies Shareholders' equity:		
Preferred stock, $0.001 par value, no shares issued and outstanding		
Series A: authorized 200 shares	—	—
Undesignated series: authorized 59,800 shares	—	—
Common stock, $0.001 par value authorized 1,000,000 shares; issued and outstanding 135,057 shares in 2009 and 134,354 shares in 2008	135	134
Additional paid-in capital	647,562	635,324
Sale of non-controlling interest in Rhapsody America	24,044	7,381
Accumulated other comprehensive loss	(38,614)	(48,729)
Retained deficit	(257,316)	(40,552)
Total shareholders' equity	375,811	553,558
Total liabilities and shareholders' equity	$ 606,883	$789,013

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Net revenue(A)	$ 562,264	$ 604,810	$567,620
Cost of revenue(B)	222,142	233,244	213,491
Impairment of deferred costs and prepaid royalties(B)	—	19,666	—
Gross profit	340,122	351,900	354,129
Operating expenses:			
Research and development	119,448	113,680	102,731
Sales and marketing	165,856	211,922	209,412
Advertising with related party	33,292	44,213	24,360
General and administrative	79,164	69,981	67,326
Impairment of goodwill and long-lived assets	175,583	192,676	—
Restructuring and other charges	4,017	6,833	3,748
Subtotal operating expenses	577,360	639,305	407,577
Antitrust litigation benefit, net	—	—	(60,747)
Total operating expenses	577,360	639,305	346,830
Operating income (loss)	(237,238)	(287,405)	7,299
Other income (expenses), net:			
Interest income, net	3,969	13,453	30,874
Gain on sale of equity investments	688	210	98
Equity in net income (loss) of investments	(1,313)	(695)	(440)
Gain on sale of interest in Rhapsody America	—	14,502	16,410
Impairment of equity investments	(5,020)	—	—
Other income (expense)	(794)	330	1,746
Other income (expense), net	(2,470)	27,800	48,688
Income (loss) before income taxes	(239,708)	(259,605)	55,987
Income taxes	(3,321)	(25,828)	(27,456)
Net income (loss)	(243,029)	(285,433)	28,531
Net loss attributable to the noncontrolling interest in Rhapsody America	26,265	41,555	19,784
Net income (loss) attributable to common shareholders	$(216,764)	$(243,878)	$ 48,315
Basic net income (loss) per share available to common shareholders	$ (1.64)	$ (1.74)	$ 0.32
Diluted net income (loss) per share available to common shareholders	$ (1.64)	$ (1.74)	$ 0.29
Shares used to compute basic net income (loss) per share available to common shareholders	134,612	140,432	151,665
Shares used to compute diluted net income (loss) per share available to common shareholders	134,612	140,432	166,410
Comprehensive income (loss):			
Net income (loss)	$(243,029)	$(285,433)	$ 28,531
Unrealized gain (loss) on investments:			
Unrealized holding losses, net of tax	6,667	(2,320)	(8,482)
Foreign currency translation gains (losses)	3,448	(64,141)	2,729
Comprehensive income (loss)	$(232,914)	$(351,894)	$ 22,778
(A) Components of net revenue:			
License fees	$ 100,996	$ 113,990	$ 92,718
Service revenue	461,268	490,820	474,902
	$ 562,264	$ 604,810	$567,620
(B) Components of cost of revenue:			
License fees	$ 35,850	$ 50,097	$ 34,927
Service revenue	186,292	202,813	178,564
	$ 222,142	$ 252,910	$213,491

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$(243,029)	$(285,433)	$ 28,531
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	31,454	45,968	45,225
Stock-based compensation	21,460	23,531	23,918
Changes in deferred income taxes	4,255	11,583	(9,549)
Impairment of equity investments	5,020	—	—
Loss on disposal of equipment, software, and leasehold improvements	502	10	302
Excess tax benefit from stock option exercises	(15)	(127)	(562)
Accrued loss on excess office facilities	(3,982)	(3,490)	(3,801)
Gain on sale of equity investments	(688)	(210)	(98)
Purchases of trading securities	—	—	(270,000)
Sales and maturities of trading securities	—	—	270,000
Equity in net (income) loss of investments	1,313	695	440
Gain on sale of interest in Rhapsody America	—	(14,502)	(16,410)
Impairment of goodwill and long-lived assets	175,583	192,676	—
Accrued restructuring and other charges	(2,773)	5,524	—
Other	48	111	95
Changes in certain assets and liabilities, net of acquisitions:			
Trade accounts receivable	10,720	9,518	(13,083)
Prepaid expenses and other assets	1,789	(5,040)	(19,710)
Accounts payable	(4,879)	(13,709)	(1,329)
Accrued and other liabilities	(6,082)	3,609	34,440
Net cash (used in) provided by operating activities	(9,304)	(29,286)	68,409
Cash flows from investing activities:			
Purchases of equipment, software, and leasehold improvements	(16,807)	(29,530)	(26,658)
Purchases of short-term investments	(143,273)	(251,887)	(133,427)
Sales and maturities of short-term investments	173,169	194,053	207,183
Purchases of intangible and other assets	—	(2,839)	(2,796)
Decrease in restricted cash equivalents	1,042	768	1,805
Proceeds from sale of equity investments	1,014	1,140	1,615
Purchases of equity investments	(2,000)	(14,731)	(1,656)
Cash used in acquisitions, net of cash acquired	(3,324)	(10,192)	(45,599)
Net cash (used in) provided by investing activities	9,821	(113,218)	467
Cash flows from financing activities:			
Net proceeds from sales of common stock under employee stock purchase plan and exercise of stock options	1,455	9,570	15,894
Repayment of convertible debt	—	(100,000)	—
Net proceeds from sales of interest in Rhapsody America	38,022	44,640	48,716
Excess tax benefit from stock option exercises	15	127	562
Repurchase of common stock	—	(50,199)	(178,792)
Net cash provided by (used in) financing activities	39,492	(95,862)	(113,620)
Effect of exchange rate changes on cash	4,053	(5,363)	(3,791)
Net increase (decrease) in cash and cash equivalents	44,062	(243,729)	(48,535)
Cash and cash equivalents, beginning of year	232,968	476,697	525,232
Cash and cash equivalents, end of year	$ 277,030	$ 232,968	$ 476,697
Supplemental disclosure of cash flow information:			
Cash received from income tax refunds	$ 7,888	$ —	$ —
Cash paid for income taxes	$ 5,697	$ 12,110	$ 36,615

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND NONCONTROLLING INTEREST

	Noncontrolling Interest in Rhapsody America	Common Stock		Additional Paid-In Capital	Sale of Noncontrolling Interest in Rhapsody America	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholders' Equity
		Shares	Amount					
	(In thousands)							
Balances, December 31, 2006	$ —	163,278	$162	$ 791,108	$ —	$ 23,485	$ 155,011	$ 969,766
Common stock issued for exercise of stock options, employee stock purchase plan, and vesting of restricted shares	—	2,747	3	15,868	—	—	—	15,871
Common shares repurchased	—	(23,780)	(23)	(178,769)	—	—	—	(178,792)
Common shares awarded	—	40	—	260	—	—	—	260
Shares issued for director payments	—	13	—	74	—	—	—	74
Stock-based compensation	—	—	—	23,918	—	—	—	23,918
Unrealized loss on investments, net of income tax	—	—	—	—	—	(8,482)	—	(8,482)
Translation adjustment	—	—	—	—	—	2,729	—	2,729
Tax benefit from stock option exercises	—	—	—	1,445	—	—	—	1,445
Contributions and other transactions with owners	39,397	—	—	—	—	—	—	—
Net income	(19,784)	—	—	—	—	—	48,315	48,315
Balances, December 31, 2007	19,613	142,298	142	653,904	—	17,732	203,326	875,104
Common stock issued for exercise of stock options, employee stock purchase plan, and vesting of restricted shares	—	1,990	2	9,547	—	—	—	9,549
Common shares repurchased	—	(9,955)	(10)	(50,189)	—	—	—	(50,199)
Common shares awarded	—	6	—	21	—	—	—	21
Shares issued for director payments	—	15	—	110	—	—	—	110
Stock-based compensation	—	—	—	23,531	—	—	—	23,531
Unrealized loss on investments, net of income tax	—	—	—	—	—	(2,320)	—	(2,320)
Translation adjustment	—	—	—	—	—	(64,141)	—	(64,141)
Tax deficiency from stock option exercises	—	—	—	(1,600)	—	—	—	(1,600)
Sale of non-controlling interest in Rhapsody America	—	—	—	—	7,381	—	—	7,381
Contributions and other transactions with owners	22,321	—	—	—	—	—	—	—
Net loss	(41,555)	—	—	—	—	—	(243,878)	(243,878)
Balances, December 31, 2008	$ 378	134,354	$134	$ 635,324	$ 7,381	$(48,729)	$ (40,552)	$ 553,558
Common stock issued for exercise of stock options, employee stock purchase plan, and vesting of restricted shares	—	688	1	1,166	—	—	—	1,167
Shares issued for director payments	—	15	—	48	—	—	—	48
Stock-based compensation	—	—	—	21,460	—	—	—	21,460
Unrealized gain on investments, net of income tax	—	—	—	—	—	6,667	—	6,667
Translation adjustment	—	—	—	—	—	3,448	—	3,448
Sale of non-controlling interest in Rhapsody America	—	—	—	—	16,663	—	—	16,663
Accretion of Rhapsody America redemption value	10,436	—	—	(10,436)	—	—	—	(10,436)
Contributions and other transactions with owners	22,704	—	—	—	—	—	—	—
Net loss	(26,265)	—	—	—	—	—	(216,764)	(216,764)
Balances, December 31, 2009	$ 7,253	135,057	$135	$ 647,562	$24,044	$(38,614)	$(257,316)	$ 375,811

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business. RealNetworks, Inc. and subsidiaries (RealNetworks or Company) is a leading global provider of network-delivered digital media products and services. The Company also develops and markets software products and services that enable the creation, distribution and consumption of digital media, including audio and video.

Inherent in the Company's business are various risks and uncertainties, including limited history of certain of its product and service offerings and its limited history of offering premium subscription services on the Internet. The Company's success will depend on the acceptance of the Company's technology, products and services and the ability to generate related revenue.

Basis of Presentation. The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to 2008 and 2007 amounts to conform to the current presentation.

On August 20, 2007, RealNetworks and MTV Networks, a division of Viacom International Inc. (MTVN), created Rhapsody America LLC (Rhapsody America) to jointly own and operate a business-to-consumer digital audio music service. RealNetworks held a 51% interest in Rhapsody America as of December 31, 2009. Rhapsody America's financial position and operating results have been consolidated into RealNetworks' financial statements since its formation in August 2007. The noncontrolling interest's proportionate share of income (loss) is included in noncontrolling interest in Rhapsody America in the consolidated statements of operations and comprehensive income (loss). MTVN's proportionate share of equity is included in noncontrolling interest in Rhapsody America in the consolidated balance sheets.

The consolidated financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the Company's management, are necessary for a fair presentation of the results of operations for the periods presented. Operating results for the year ended December 31, 2009 are not necessarily indicative of the results that may be expected for any subsequent quarters or for the year ending December 31, 2010.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In addition, current economic conditions may require the use of additional estimates, and certain estimates the Company currently makes are subject to a greater degree of uncertainty as a result of the current economic conditions.

Cash, Cash Equivalents, and Short-Term Investments. The Company considers all short-term investments with a remaining contractual maturity at date of purchase of three months or less to be cash equivalents.

The Company has classified as available-for-sale all marketable debt and equity securities for which there is determinable fair market value and there are no restrictions on the Company's ability to sell. Available-for-sale securities are carried at fair value, based on quoted market prices, with unrealized gains and losses reported as a separate component of shareholders' equity, net of applicable income taxes. All short-term investments have remaining contractual maturities of five years or less. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income, net. Realized and unrealized gains and losses on available-for-sale securities are determined using the specific identification method.

Trade Accounts Receivable. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts and sales returns is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on analysis of historical bad debts, customer concentrations, customer credit-worthiness and current economic trends. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and specified other balances are reviewed individually for collectability. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Concentration of Credit Risk. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. The Company maintains its cash and cash equivalents with high credit quality financial institutions, but due to current economic conditions, the Company faces the risk that it may not be able to access its cash balances if these financial institutions nationalize or fail. Short-term investments consist of U.S. government and government agency securities and corporate notes and bonds. The Company derives a significant portion of its revenue from a large number of individual subscribers spread globally. The Company also derives revenue from several large customers. If the financial condition or results of operations of any one of the large customers deteriorates substantially, the Company's operating results could be adversely affected. To reduce credit risk, management performs ongoing credit evaluations of the financial condition of significant customers. The Company does not generally require collateral and maintains reserves for estimated credit losses on customer accounts when considered necessary.

Depreciation and Amortization. Depreciation and amortization of equipment, software, and leasehold improvements are computed using the straight-line method over the lesser of the estimated useful lives of the assets or the lease term. Approximate useful life of equipment and software is three to five years and for leasehold improvements is one to ten years.

Depreciation expense during the years ended December 31, 2009, 2008, and 2007 was $22.7 million, $23.1 million, and $20.7 million, respectively.

Equity Investments. The cost method is used to account for equity investments in companies in which the Company holds less than a 20 percent voting interest, does not exercise significant influence, and the related securities do not have a quoted market price. The Company uses the equity method investment in circumstances where it has the ability to exert significant influence over but not control the investee or joint venture. Under this method, the Company records its investment at the amount of capital contributed plus its percentage interest in the investee or joint venture's income or loss.

Other Intangible Assets. Other intangible assets consist primarily of the fair value of customer agreements and contracts, developed technology, patents, trademarks and tradenames acquired in business combinations. Other intangible assets are amortized on a straight line basis over one to seven years, which approximates their estimated useful lives.

Goodwill. Goodwill is tested for impairment on an annual basis, in our fourth quarter, or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. The Company considers a synthesis of the following important factors that could trigger an impairment review including the following:

- poor economic performance relative to historical or projected future operating results;
- significant negative industry, economic or company specific trends;
- market and interest rate risk;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

In addition, the Company performs a reconciliation of its market capitalization plus a reasonable control premium to the aggregated implied fair value of all of its reporting units.

If the Company were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, the Company would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the goodwill of the reporting unit. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, the Company would record an impairment charge for the difference. Judgment is required in determining the reporting units and assessing fair value of the reporting units.

The impairment analysis of goodwill is based upon estimates and assumptions relating to future revenue, cash flows, operating expenses, costs of capital and capital purchases. These estimates and assumptions are complex and subject to a significant degree of judgment with respect to certain factors including, but not limited to, the cash flows of long-term operating plans, market and interest rate risk, and risk-commensurate discount rates and cost of capital.

Long-Lived Assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the estimated undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

Fair Value of Financial Instruments. The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

Research and Development. Costs incurred in research and development are expensed as incurred. Software development costs are capitalized when a product's technological feasibility has been established through the date the product is available for general release to customers. The Company has not capitalized any software development costs, as technological feasibility is generally not established until a working model is completed, at which time substantially all development is complete.

Restructuring and Other Charges. During the years ended December 31, 2009, 2008 and 2007, the Company recorded restructuring charges of $4.0 million, $4.0 million and $3.7 million, respectively. These charges were a result of workforce reductions and other realized synergies among our recent acquisitions. Severance charges accounted for a majority of the expense recorded. All charges were recorded in accordance with FASB ASC 420 — *Exit or Disposal Cost Obligations.* In addition to these charges for the year ended December 31, 2008 was a $2.8 million charge related to the write-off of capitalized transaction-related costs associated with the plan to separate the Games business from the Company.

Revenue Recognition. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. Physical products are considered delivered to the customer once they have been shipped and title and risk of loss have been transferred. For online sales, the products or services are considered delivered at the time the products or services are made available, digitally, to the end user.

The Company recognizes revenue on a gross or net basis. In most arrangements, the Company contracts directly with end user customers, is the primary obligor and carries all collectability risk. In such arrangements, the Company recognizes revenue on a gross basis. In some cases, the Company utilizes third-party distributors to sell products or services directly to end user customers and carries no collectability risk. In such instances, the Company recognizes revenue on a net basis.

In the Company's direct to consumer business segments, which include Music, Games and MSS, it derives revenue through (1) subscriptions, (2) sales of content downloads, software and licenses and (3) the sale of advertising and the distribution of third-party products on its websites and in the Company's games.

Consumer subscription products are paid in advance, typically for monthly, quarterly or annual duration. Subscription revenue is recognized ratably over the related subscription time period. Revenue from sales of content downloads, software and licenses is recognized at the time the product is made available, digitally, to the end user. Revenue generated from advertising on the Company's websites and from advertising and the distribution of third-party products included in its products is recognized as revenue at the time of delivery.

The Company's business-to-business TPS segment generates revenue by providing services that enable wireless carriers to deliver audio and video content to their customers and through sales of software licenses and products and related support and other services.

Revenue generated from services provided to wireless carriers that enable the delivery of audio and video content to their customers is recognized as the services are provided. Setup fees to build these services are recognized ratably upon launch of the service over the remaining expected term of the service.

A portion of the revenue related to the sale of software licenses and products and related support and other services is recorded as unearned due to undelivered elements including, in some cases, post-delivery support and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis. The amount of revenue allocated to undelivered elements is based on the vendor specific objective evidence of fair value for those elements using the residual method or relative fair value method. Unearned revenue due to undelivered elements is recognized ratably on a straight-line basis over the related products' life cycles.

Advertising Expenses. The Company expenses the cost of advertising and promoting its products as incurred. These costs are included in sales and marketing expense and totaled $42.5 million in 2009, $61.9 million in 2008, and $56.2 million in 2007. The Company also incurred $33.3 million, $44.2 million and $24.4 million of advertising expenses with MTVN, a related party, in 2009, 2008, and 2007, respectively.

Foreign Currency. The functional currency of the Company's foreign subsidiaries is the currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. The net gain or loss resulting from translation is shown as translation adjustment and included in accumulated other comprehensive income in shareholders' equity. Income and expense accounts are translated into U.S. dollars using average rates of exchange. Gains and losses from foreign currency transactions are included in the consolidated statements of operations. There were no significant gains or losses on foreign currency transactions in 2009, 2008, and 2007.

Derivative Financial Instruments. The Company conducts business internationally in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. A portion of these risks are managed through the use of financial derivatives, but fluctuations in foreign exchange rates could impact the Company's results of operations and financial position. The Company's foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

Generally, the Company's practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require the Company to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain

changes in currency exchange rates. The Company does not designate its foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, the Company adjusts these instruments to fair value through results of operations. However, the Company may periodically hedge a portion of its foreign exchange exposures associated with material firmly committed transactions and long-term investments.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated a hedge, then depending on the nature of the hedge, changes in fair value will either be recorded immediately in results of operations, or be recognized in accumulated other comprehensive income until the hedged item is recognized in results of operations.

Accounting for Gains on Sale of Subsidiary Stock. Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, *Non-controlling Interests in Consolidated Financial Statements, an amendment to ARB No. 51* (SFAS 160) which was primarily codified into FASB ASC 810 — *Consolidation* (ASC 810). Current guidance requires that the difference between the carrying amount of the parent's investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary be recorded as an equity transaction. The Company elected to recognize any such gain in its consolidated statements of operations prior to January 1, 2009 as was allowable under generally accepted accounting principles in place at that time if certain recognition criteria were met.

Accounting for Taxes Collected from Customers. The Company collects various types of taxes from its customers, assessed by governmental authorities, which are imposed on and concurrent with revenue-producing transactions. Such taxes are recorded on a net basis and are not included in net revenue of the Company.

Income Taxes. The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for temporary differences between financial reporting basis and tax basis of the Company's assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled.

The Company files numerous consolidated and separate income tax returns in the United States federal, as well as state, local, and foreign jurisdictions. With few exceptions, the Company is no longer subject to United States federal, state, local, or foreign income tax examinations for years before 1993. The Company is currently under United States federal audit for the consolidated group RealNetworks, Inc. and Subsidiaries for the years ended December 31, 2005, 2006 and 2007. RealNetworks, Inc. and its combined subsidiaries are also under audit by the California Franchise Tax Board for the years ended December 31, 2005 and 2006, and by the State of New York for the years ended December 31, 2005 through 2007.

Stock-Based Compensation. Stock-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period, which is the vesting period. The Black-Scholes model requires various highly judgmental assumptions including volatility in the Company's common stock price and expected option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from the amounts recorded in the consolidated statements of operations. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

At December 31, 2009, the Company had five stock-based employee compensation plans, which are described more fully in Note 14.

Noncontrolling Interest. The Company records noncontrolling interest expense (benefit) which reflects the portion of the earnings (losses) of majority-owned entities which are applicable to the noncontrolling interest

partners in the consolidated statement of operations. Redeemable noncontrolling interests that are redeemable at either fair value or are based on a formula that is intended to approximate fair value follow the Company's historical disclosure only policy for the redemption feature. Redeemable noncontrolling interests that are redeemable at either a fixed price or are based on a formula that is not akin to fair value are reflected as an adjustment to income attributable to common shareholders based on the difference between accretion as calculated using the terms of the redemption feature and the accretion entry for a hypothetical fair value redemption feature with the remaining amount of accretion to redemption value recorded directly to equity. Noncontrolling interest expense (benefit) is included within the consolidated statements of operations and comprehensive income (loss).

Net Income Per Share. Basic net income (loss) per share available to common shareholders is computed by dividing net income (loss) attributable to common shareholders less any accretion from MTVN's preferred return in Rhapsody America by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share available to common shareholders is computed by dividing net income (loss) attributable to common shareholders less any accretion from MTVN's preferred return in Rhapsody America by the weighted average number of common and dilutive potential common shares outstanding during the period. Share counts used to compute basic and diluted net income (loss) per share available to common shareholders are calculated as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Net income (loss) available to common shareholders:			
Net income (loss) attributable to common shareholders	$(216,764)	$(243,878)	$ 48,315
Less accretion of MTVN's preferred return in Rhapsody America	(3,700)	—	—
Net income (loss) available to common shareholders	$(220,464)	$(243,878)	$ 48,315
Weighted average common shares outstanding used to compute basic net income (loss) per share available to common shareholders	134,612	140,432	151,665
Dilutive potential common shares:			
Stock options and restricted stock	—	—	3,995
Convertible debt	—	—	10,750
Shares used to compute diluted net income (loss) per share available to common shareholders	134,612	140,432	166,410
Basic net income (loss) per share available to common shareholders	$ (1.64)	$ (1.74)	$ 0.32
Diluted net income (loss) per share available to common shareholders	$ (1.64)	$ (1.74)	$ 0.29

Approximately 26.1 million, 39.5 million, and 22.5 million shares of common stock potentially issuable from stock options during the years ended December 31, 2009, 2008, and 2007, respectively, are excluded from the calculation of diluted net income (loss) per share because of their antidilutive effect.

Accumulated Other Comprehensive Income (loss). The Company's accumulated other comprehensive income (loss) as of December 31, 2009 and 2008 consisted of unrealized gains (losses) on marketable securities and foreign currency translation gains (losses). The tax effect of unrealized gains (losses) on investments and the foreign currency translation gains (losses) has been taken into account, if applicable.

The components of accumulated other comprehensive income are as follows (in thousands):

	December 31,	
	2009	2008
Unrealized gains on investments, net of taxes of $(846) in 2009 and $(846) in 2008	$ 10,183	$ 3,516
Foreign currency translation adjustments	(48,797)	(52,245)
Accumulated other comprehensive income (loss)	$(38,614)	$(48,729)

Reclassifications. Certain reclassifications have been made to the 2007 and 2008 consolidated financial statements to conform to the 2009 presentation.

Recently Issued Accounting Standards. With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2009, as compared to the recent accounting pronouncements described in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, that are of significance, or potential significance to the Company.

Effective January 1, 2009, the Company adopted SFAS No. 141 (revised 2007), *Business Combinations* (SFAS 141(R)) which was primarily codified into FASB Accounting Standards Codification (ASC) 805, *Business Combinations* (ASC 805). Under current guidance, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. The current guidance is effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired contingencies. With the adoption of the current guidance, any tax related adjustments associated with acquisitions that closed prior to January 1, 2009 will be recorded through income tax expense, whereas the previous accounting treatment would require any adjustment to be recognized through goodwill. The adoption of the current guidance was not material on the Company's consolidated financial statements as of, and for the year ended December 31, 2009.

Effective January 1, 2009, the Company adopted, FASB Staff Position (FSP) No. 142-3, *Determination of the Useful Life of Intangible Assets* (FSP No. 142-3) which was primarily codified into FASB ASC 350, *Intangibles — Goodwill and Other* (ASC 350). The current guidance amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The current guidance also requires enhanced disclosures when an intangible asset's expected future cash flows are affected by an entity's intent and/or ability to renew or extend the arrangement. The adoption did not have a material impact on the Company's consolidated results of operations or financial condition as of, and for the year ended December 31, 2009.

Effective January 1, 2009, the Company implemented Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51* (SFAS 160) which was primarily codified into FASB ASC 810 — *Consolidation* (ASC 810). This standard changed the accounting for and reporting of noncontrolling interest (previously called minority interest) in the consolidated financial statements. Upon adoption, certain prior period amounts have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on the Company's previously reported financial position or results of operations. Refer to Note 3, *Rhapsody America*, and *Net Income Per Share* section of Note 1, *Description of Business and Summary of Significant Accounting Policies*, for additional information on the adoption.

Effective January 1, 2009, the Company adopted FSP APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)* (FSP 14-1) which was primarily codified into FASB ASC 470 — *Debt* (ASC 470). Current guidance specifies that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate and requires retrospective application for all periods presented. The adoption did not have a material impact on the Company's consolidated results of operations or financial condition for all periods presented.

Effective September 30, 2009, the Company adopted SFAS No. 168, *The FASB Accounting Standards Codification (Codification) and the Hierarchy of Generally Accepted Accounting Principles- a replacement of Financial Statement No. 162* (SFAS 168) which was primarily codified into FASB ASC 105 — *Generally Accepted Accounting Principles*. Current guidance establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with generally accepted accounting principles in the United States. The adoption did not have a material impact on the Company's consolidated results of operations or financial condition for all periods presented.

In September 2009, the FASB ratified Accounting Standards Update (ASU) 2009-13 (ASU 2009-13) (previously Emerging Issues Task Force (EITF) Issue No. 08-1, *Revenue Arrangements with Multiple Deliverables* (EITF 08-1)). ASU 2009-13 superseded EITF 00-21 and addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption will be permitted. The Company is currently evaluating the potential impact, if any, of the adoption of ASU 2009-13 on its consolidated results of operations and financial condition and whether it will adopt the standard early.

In September 2009, the FASB ratified ASU 2009-14 (ASU 2009-14) (previously EITF No. 09-3, *Certain Revenue Arrangements That Include Software Elements)*. ASU 2009-14 modifies the scope of Software Revenue Recognition to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 has an effective date that is consistent with ASU 2009-13. The Company is currently evaluating the potential impact, if any, of the adoption of ASU 2009-14 on our consolidated results of operations and financial condition and whether it will adopt the standard early.

Note 2. Stock-Based Compensation

The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards. The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, including the contractual terms, vesting schedules, and expectations of future employee behavior. Expected stock price volatility is based on a combination of historical volatility of the Company's stock for the related expected term and the implied volatility of its traded options. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected term of the stock options. The Company has not paid dividends in the past.

The fair value of options granted was determined using the Black-Scholes model and the following weighted average assumptions:

	Years Ended December 31,		
	2009	2008	2007
Expected dividend yield	0%	0%	0%
Risk-free interest rate	1.78%	2.60%	4.47%
Expected term (years)	4.2	4.2	4.1
Volatility	63%	45%	42%

Stock-based compensation expense recognized in the Company's consolidated statements of operations is as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Cost of service revenue	$ 1,653	$ 2,570	$ 769
Research and development	8,327	8,410	7,314
Sales and marketing	4,830	5,860	9,373
General and administrative	6,650	6,691	6,462
Total stock-based compensation expense	$21,460	$23,531	$23,918

No stock-based compensation was capitalized as part of the cost of an asset as of December 31, 2009, 2008 or 2007. As of December 31, 2009, 2008 and 2007, the Company had $28.1 million, $36.0 million, and $45.9 million, respectively, of total unrecognized compensation cost, net of estimated forfeitures, related to stock options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately two years, two years and three years for the years ended December 31, 2009, 2008 and 2007, respectively.

For further information related to the Company's equity compensation plans see Note 14, *Shareholders' Equity*.

Note 3. Rhapsody America

Formation

On August 20, 2007, RealNetworks and MTVN created Rhapsody America to jointly own and operate a business-to-consumer digital audio music service. Under the Rhapsody America venture agreements:

- RealNetworks contributed its Rhapsody service subscribers, RadioPass subscribers, cash, contracts, revenue from existing Rhapsody subscribers, marketing materials, player hardware, rhapsody.com and related URLs, certain liabilities, and distribution arrangements in exchange for a 51% equity interest in Rhapsody America. RealNetworks also licensed certain assets to Rhapsody America, including Rhapsody content, Rhapsody technology, the Rhapsody brands and related materials.
- MTVN contributed its URGE service subscribers, cash, contracts, marketing materials, and revenue from existing URGE subscribers, certain liabilities, plus the note payable described below, in exchange for a 49% equity interest in Rhapsody America. MTVN has also licensed certain assets to Rhapsody America, including URGE content, brands and related materials.
- In addition to the assets described above, MTVN also contributed a $230 million five-year note payable in consideration for acquiring MTVN's interest in the venture. In February 2009, RealNetworks and MTVN signed an amendment to the Rhapsody America venture agreement to true-up the original fair

Annual Report

values contributed to the venture. The amendment reduced the MTVN note payable from $230.0 million to $213.8 million over the same five-year term. In February 2010, RealNetworks and MTVN signed an agreement to restructure the Rhapsody America joint venture. Upon the closing of the restructuring transactions expected to occur at the end of the first quarter of 2010, MTVN's previous note payable will be cancelled and replaced with a $33.0 million note payable to be paid to Rhapsody America through 2011. Rhapsody America must use the proceeds from the note solely to purchase advertising from MTVN. Prior to October 1, 2008, and consistent with the provisions of SAB 51 — *Accounting for Sales of Stock by a Subsidiary* (SAB 51) (primarily codified into FASB ASC 810 — *Consolidation*), as MTVN made payments on the note, Rhapsody America recorded equity and RealNetworks realized an immediate appreciation in the carrying value of the Company's interests in the venture in the consolidated statement of operations. As of December 31, 2007, $25.0 million in payments were made on the note and RealNetworks realized and recorded a gain of $12.8 million during the year ended December 31, 2007 as all of the SAB 51 gain recognition criteria were met. For the first nine months of the year ended December 31, 2008, RealNetworks realized and recorded a gain of $14.5 million as all of the SAB 51 gain recognition criteria were met.

Each quarter the Company evaluated the gain recognition criteria in SAB 51 and determined for the fourth quarter of 2008 that recognition of the gain in the statement of operations was no longer appropriate, as certain of the criteria in SAB 51 were no longer met. As a result, for the quarter ended December 31, 2008, the sale of ownership interests in Rhapsody America have been reflected as an equity transaction and $6.6 million has been recorded directly to shareholders' equity related to the $13.0 note payment received from MTVN.

Effective January 1, 2009, the Company adopted SFAS 160 (primarily codified into ASC 810) which requires the appreciation of gains on the sale of non-controlling interest to be recorded as an equity transaction. During the year ended December 31, 2009, MTVN made payments of $33.0 million, for which the sale of ownership interests in Rhapsody America have been reflected as an equity transaction and $16.7 million has been recorded directly to shareholders' equity. As of December 31, 2009, $102.5 million in payments have been made on the note since the formation of Rhapsody America.

Call/Put Rights

Pursuant to the terms of the Rhapsody America limited liability company agreement, RealNetworks has the right to purchase from MTVN, and MTVN has a right to require RealNetworks to purchase, MTVN's interest in Rhapsody America. The Company has evaluated the terms of the call and put rights under applicable accounting literature, and concluded that neither of these rights represent freestanding financial instruments or derivatives that should be accounted for separately.

These call and put rights are exercisable upon the occurrence of certain events any time after January 1, 2011 and during certain periods in each of 2012, 2013 and 2014 and every two years thereafter, and are not exercisable any time prior to January 1, 2011. If MTVN exercises its put right, RealNetworks has the right to pay a portion of the purchase price for MTVN's interest in cash and shares of RealNetworks capital stock, subject to certain maximum amounts, with the balance (if any) to be paid with a note. If RealNetworks exercises its call right, MTVN has the right to demand payment of part of the purchase price for its membership interest in shares of RealNetworks' capital stock. If a portion of the purchase price for MTVN's interest is payable in shares of RealNetworks' capital stock, such shares could consist of RealNetworks' common stock representing up to 15% of the outstanding shares of RealNetworks' common stock immediately prior to the transaction, and shares of our non-voting stock representing up to an additional 4.9% of the outstanding shares of RealNetworks' common stock immediately prior to the transaction, representing a maximum total of 19.9% of RealNetworks' capital stock. If RealNetworks pays a portion of the purchase price for MTVN's membership interest in shares of RealNetworks' common stock and non-voting stock, RealNetworks other shareholders' voting and economic interests in RealNetworks could be diluted, and MTVN will become one of RealNetworks' significant shareholders.

The redemption prices of MTVN's interest in Rhapsody America under both the call and put rights are calculated based on the provisions within the limited liability agreement, as amended, are impacted by the total appraised value of Rhapsody America and assume repayment of the $213.8 million five-year note payable from MTVN. Once the call right becomes exercisable, the redemption price of MTVN's interest in Rhapsody America under the call right will be equal to the greater of $213.8 million or the appraised value of MTVN's interest in Rhapsody America at the redemption date.

Once the put right becomes exercisable, the redemption price of MTVN's interest in Rhapsody America under the put right will be based on a formula that is dependent on the appraised value of Rhapsody America. If the appraised value of Rhapsody America at that time is equal to or greater than $436.3 million, the implied fair value of the venture at its inception, then the exercise price of the put is equal to the appraised value. If the appraised value of Rhapsody America at the redemption date is less than $436.3 million, then the exercise price of the put includes a preferred return due to MTVN.

For the period from August 20, 2007 (inception of the venture) through September 30, 2008, the Company determined that the value of the Rhapsody America venture had not declined from its initial implied fair value and assessed the probability that the put would include a preferred return as remote. The formula that determined that put redemption amount was considered to approximate fair value for this period. However, beginning with the fourth quarter of 2008, the appraised value of Rhapsody America was determined to have declined to the point where the Company has determined that the likelihood of the put triggering the preferred return when exercisable was no longer remote and considered the put formula to no longer approximate fair value. Beginning with the fourth quarter of 2008, the Company has accounted for the noncontrolling interest as having a fixed price redemption feature.

The hypothetical current redemption price of MTVN's interest in Rhapsody America under the put right at December 31, 2009, before consideration of the remaining payments due on the note, was approximately $27.1 million. The current redemption price has been adjusted under the formula in the limited liability agreement for the remaining outstanding amounts due of $111.3 million on the note payable as of December 31, 2009. The Company has elected to accrete any excess of the redemption value over the carrying amount as an adjustment to income attributable to common shareholders and has adjusted earnings per share for the current quarter's accretion of the difference between accretion as calculated using the terms of the redemption feature and the accretion entry for a hypothetical fair value redemption feature. For the year ended December 31, 2009, the Company increased the noncontrolling interest on the Condensed Consolidated Balance Sheets by $10.4 million, respectively, of which, $3.7 million was an adjustment to income attributable to common shareholders for the purposes of calculating earnings per share during the year ended December 31, 2009. See *Net Income Per Share* section of Note 1, *Description of Business and Summary of Significant Accounting Policies*, for more information on this item. For 2008, this amount was nominal to the consolidated financial statements and was not applicable to the 2007 consolidated financial statements.

In February 2010, RealNetworks and MTVN signed an agreement to restructure the Rhapsody America joint venture. Upon the closing of the restructuring transactions expected to occur at the end of the first quarter of 2010, the put and call rights held by the Company and MTVN as well as MTVN's rights to receive a preferred return in connection with the exercise of the Company's put right will be terminated.

Note 4. Fair Value Measurements

The Company measures certain financial assets at fair value on a recurring basis, including cash equivalents, short-term investments, and equity investments. The fair value of these financial assets was determined based on three levels of inputs:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active

- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions

Items Measured at Fair Value on a Recurring Basis

The following table presents information about the Company's financial assets that have been measured at fair value (in thousands) on a recurring basis as of December 31, 2009 and 2008 and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair value.

	Fair Value Measurements as of December 31, 2009			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Cash equivalents				
Money market funds	$223,909	$223,909	$—	$—
Short-term investments				
Corporate notes and bonds	73,462	73,462	—	—
U.S. government agency securities	34,408	34,408	—	—
Restricted cash	13,700	13,700		
Equity investments				
Publicly traded investments	19,503	19,503	—	—
Total	$364,982	$364,982	$—	$—

	Fair Value Measurements as of December 31, 2008			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Cash equivalents				
Money market funds	$157,063	$157,063	$—	$—
U.S. government agency securities	4,292	4,292	—	—
Short-term investments				
U.S. government agency securities	84,330	84,330	—	—
Corporate notes and bonds	53,436	53,436	—	—
Restricted cash	14,742	14,742		
Equity investments				
Publicly traded investments	13,903	13,903	—	—
Total	$327,766	$327,766	$—	$—

Investments in marketable securities classified as short-term investments and equity investments of public companies are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. The Company carries its equity investments in private companies at cost and no fair value is derived. The Company has consistently applied these valuation techniques in all periods presented.

Items Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities of the Company are measured at estimated fair value on a non-recurring basis. These instruments are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The Company performed a valuation of its goodwill as of June 30, 2009 using Level 3

inputs and recorded goodwill impairment charges of $175.6 million during the quarter ended June 30, 2009. See Note 10, *Goodwill* for a description of the inputs, valuation techniques and other information used to determine the fair value of the Company's goodwill as of June 30, 2009 and the related impairments.

Note 5. Cash, Cash Equivalents, Short-Term Investments, and Restricted Cash Equivalents

Cash, cash equivalents, short-term investments, and restricted cash equivalents as of December 31, 2009 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 53,121	$ —	$ —	$ 53,121
Money market mutual funds	223,909	—	—	223,909
Total cash and cash equivalents	277,030	—	—	277,030
Short-term investments:				
Corporate notes and bonds	72,731	732	(1)	73,462
U.S. Government agency securities	34,560	5	(157)	34,408
Total short-term investments	107,291	737	(158)	107,870
Total cash, cash equivalents, and short-term investments	$384,321	$737	$(158)	$384,900
Restricted cash equivalents	$ 13,700	$ —	$ —	$ 13,700

Cash, cash equivalents, short-term investments, and restricted cash equivalents as of December 31, 2008 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 71,613	$ —	$ —	$ 71,613
Money market mutual funds	156,803	260	—	157,063
U.S. government agency securities	4,203	89	—	4,292
Total cash and cash equivalents	232,619	349	—	232,968
Short-term investments:				
Corporate notes and bonds	54,685	154	(1,403)	53,436
U.S. Government agency securities	83,920	410	—	84,330
Total short-term investments	138,605	564	(1,403)	137,766
Total cash, cash equivalents, and short-term investments	$371,224	$913	$(1,403)	$370,734
Restricted cash equivalents	$ 14,742	$ —	$ —	$ 14,742

At December 31, 2009 and 2008, restricted cash equivalents represent cash equivalents pledged as collateral against two letters of credit for a total of $13.7 million and $14.7 million, respectively, in connection with two lease agreements.

Realized gains or losses on sales of available-for-sale securities for 2009, 2008, and 2007 were not significant.

Changes in estimated fair values of short-term investments are primarily related to changes in interest rates and are considered to be temporary in nature.

The contractual maturities of available-for-sale debt securities at December 31, 2009 are as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Within one year	$ 27,432	$ 27,456
Between one year and five years	78,348	78,895
Between five year and fifteen years	1,511	1,519
Total short-term investments	$107,291	$107,870

Note 6. Allowance for Doubtful Accounts Receivable and Sales Returns

Activity in the allowance for doubtful accounts receivable is as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Balance, beginning of year	$ 3,532	$1,117	$1,101
Additions charged to expenses	1,523	2,759	278
Amounts written off	(2,117)	(469)	(265)
Effects of foreign currency translation	(28)	125	3
Balance, end of year	$ 2,912	$3,532	$1,117

Activity in the allowance for sales returns is as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Balance, beginning of year	$ 1,099	$ 1,338	$ 1,389
Additions charged to revenue	2,840	3,102	2,980
Amounts written off	(2,927)	(3,347)	(3,048)
Effects of foreign currency translation	—	6	17
Balance, end of year	$ 1,012	$ 1,099	$ 1,338

Two customers accounted for 18% and 10% of trade accounts receivable, respectively, as of December 31, 2009. At December 31, 2008, one customer in the United States accounted for 20% of trade accounts receivable.

One customer accounted for approximately 13% of total revenue during the year ended December 31, 2007. No one customer accounted for more than 10% of total revenue during the years ended December 31, 2009 and 2008.

Annual Report

Note 7. Deferred Costs

Deferred costs, consisting of costs being amortized over the respective contract lives, are as follows (in thousands):

	December 31,	
	2009	2008
Deferred costs	$15,374	$10,146
Less current portion	5,192	4,026
Deferred costs, non-current portion	$10,182	$ 6,120

The Company defers certain costs on projects for service revenues and system sales. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll and related costs for employees and other third parties. Deferred costs are capitalized during the implementation period.

The Company recognizes such costs as a component of cost of revenue in accordance with its revenue recognition policy by contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided. For revenue recognized ratably over the term of the contract, costs are also recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, the Company reviews its deferred costs to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue or if actual deferred costs exceed contractual revenue. As of December 31, 2008, the Company determined that the total estimated costs associated with certain projects exceeded the total estimated revenues expected to be recognized on those projects. As a result, the Company impaired approximately $10.8 million in deferred project costs. In addition, the Company assessed the recovery of recoupable royalty advances paid to certain content providers. As of December 31, 2008, the Company determined that approximately $8.8 million in royalty advances was not recoverable and therefore charged to expense. Both charges were included in impairment of deferred project costs and prepaid royalties in the accompanying consolidated statements of operations and comprehensive income for the year ended December 31, 2008. No such charges existed in 2009 or 2007.

Assessing the recoverability of deferred project costs and prepaid royalty advances is based on significant assumptions and estimates, including future revenue and cost of sales. Significant or sustained decreases in revenue or increases in cost of sales in future periods could result in additional impairments of deferred project costs and prepaid royalty advances. The Company cannot accurately predict the amount and timing of such impairments. Should the value of deferred project costs or prepaid royalty advances become impaired, the Company would record the appropriate charge, which could have a material adverse effect on its financial condition or results of operations.

Note 8. Equity Investments

The Company has certain equity investments that are accounted for under the cost method of accounting. The cost method is used to account for equity investments in companies in which the Company holds less than a 20 percent voting interest, does not exercise significant influence, and for which the related securities do not have a quoted market price.

The Company has certain equity investments in publicly traded companies in which the Company holds less than a 20 percent voting interest. The investments are accounted for at market value. Changes in the market value

of the investments are recognized as unrealized gains (losses), net of income tax, and are recorded in the accompanying consolidated balance sheets as a component of accumulated other comprehensive income.

Summary of equity investments is as follows (in thousands):

	2009		2008	
	Cost	Carrying Value	Cost	Carrying Value
Publicly traded investments	$10,765	$19,503	$10,765	$13,903
Privately held investments	500	50	5,695	4,679
Total equity investments	$11,265	$19,553	$16,460	$18,582

Privately held investments include investments accounted for using the cost and equity methods.

As of December 31, 2009 and 2008, the carrying value of equity investments in publicly traded companies consists primarily of J-Stream Inc. (J-Stream), a Japanese media services company, and LoEn Entertainment, a Korean digital music distribution company. These equity investments are accounted for as available-for-sale. The market value of the shares of J-Stream increased from the original cost of $812,000 to a carrying value of $3.3 million and $4.6 million as of December 31, 2009 and 2008, respectively. The investment in LoEn Entertainment increased from the original cost of $9.9 million to a carrying value of $16.2 million as of December 31, 2009. The market for these investments is relatively limited and the share price is volatile. Although the carrying value of the total investments was $19.6 million at December 31, 2009, there can be no assurance that a gain of this magnitude, or any gain, can be realized through the disposition of these shares.

In 2008 and 2009, the Company purchased ownership interests in Varia LLC, a software development company. On December 29, 2009, the Company completed its purchase and owned 100% of the outstanding shares of Varia. The Company determined that the value of its initial investments was impaired and recorded an impairment of $5.0 million in the quarter ended December 31, 2009. The consolidation of Varia's financial statements did not have a material impact on the Company's financial position or financial results.

Note 9. Other Intangible Assets

Other intangible assets consist of the following (in thousands):

	Gross Amount	Accumulated Amortization	Net
Customer relationships	$35,902	$27,470	$ 8,432
Developed technology	29,582	27,403	2,179
Patents, trademarks and tradenames	6,617	6,579	38
Service contracts	6,027	6,026	1
Total other intangible assets, December 31, 2009	$78,128	$67,478	$10,650
Total other intangible assets, December 31, 2008	$74,944	$56,217	$18,727

Amortization expense related to other intangible assets during the years ended December 31, 2009, 2008, and 2007 was $8.8 million, $22.9 million, and $24.5 million, respectively.

As of December 31, 2009 estimated future amortization of other intangible assets is as follows (in thousands):

2010	$ 4,487
2011	2,283
2012	2,016
2013	1,611
2014	179
Thereafter	74
Total	$10,650

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. If the carrying amount of an asset is not recoverable, an impairment loss is recognized based on the excess of the carrying amount of the long-lived asset over its respective fair value, which is generally determined as the present value of estimated future undiscounted cash flows. The impairment analysis is based on significant assumptions of future results made by management, including operating and cash flow projections. The Company determined that the net book value related to certain intangible assets exceeded the fair value attributable to such intangible assets as of December 31, 2008. As a result, the Company recorded charges of $57.6 million as impairments of long-lived assets within its consolidated statements of operations and comprehensive income in 2008. No such impairments were recognized in either 2009 or 2007.

The impairment analysis for long-lived assets is based on significant assumptions of future results made by management, including revenue and cash flow projections. Significant or sustained declines in future revenue or cash flows, or adverse changes in the Company's business climate, among other factors, could result in the need to perform an impairment analysis in future interim periods. The Company cannot accurately predict the amount and timing of any impairment of long-lived assets. Should the value of its long-lived assets become impaired, it would record the appropriate charge, which could have an adverse effect on its financial condition and results of operations.

Note 10. Goodwill

Changes in goodwill are as follows (in thousands):

	2009	2008
Balance, beginning of year		
Goodwill	$ 310,334	$ 353,153
Accumulated impairment losses	(135,070)	—
	175,264	353,153
Increases due to current year acquisitions	—	781
Adjustments to the purchase price for Game Trust	—	(475)
Adjustments to the purchase price for SNS	—	(872)
Adjustments for accruals and payments related to the acquisition of Zylom	—	(172)
Impairment of goodwill	(175,583)	(135,070)
Effects of foreign currency translation	319	(42,081)
Balance, end of year		
Goodwill	310,653	310,334
Accumulated impairment losses	(310,653)	(135,070)
	$ —	$ 175,264

Goodwill is required to be tested for impairment annually and if an event or conditions change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its annual goodwill impairment test during its fiscal fourth quarter.

A two step process is used to test for goodwill impairment. The first step is to determine if there is an indication of impairment by comparing the estimated fair value of each reporting unit to its carrying value including existing goodwill. Goodwill is considered impaired if the carrying value of a reporting unit exceeds the estimated fair value. Upon an indication of impairment from the first step, a second step is performed to determine the amount of the impairment. This involves calculating the implied fair value of goodwill by allocating the fair value of the reporting unit to all assets and liabilities other than goodwill and comparing it to the carrying amount of goodwill. The Company has four reporting units: Music, TPS, Games, and MSS.

The Company determined that a triggering event had occurred during the quarter ended June 30, 2009, warranting an interim impairment analysis of goodwill. During the impairment analysis, the Company determined that the implied fair value of goodwill was zero for each of its reporting units. As a result, the Company impaired $175.6 million, the remaining amount of its goodwill, during the quarter ended June 30, 2009.

As part of the Company's annual goodwill impairment testing during the quarter ended December 31, 2008, the Company determined that the carrying value for the Games and TPS reporting units exceeded their respective fair values, indicating that goodwill within each reporting unit was potentially impaired. No impairments were indicated under the first step for the Music and MSS reporting units. As required, the Company initiated the second step of the goodwill impairment test for the Games and TPS reporting units. The Company determined that the implied fair value of goodwill for its TPS and Games reporting units was less than the carrying value by approximately $97.0 million and $38.1 million, respectively, which was recorded as an impairment of goodwill during the quarter ended December 31, 2008. No impairments were recognized in the year ended December 31, 2007.

Note 11. Accrued and Other Liabilities

Accrued and other liabilities consist of (in thousands):

	December 31,	
	2009	2008
Royalties and costs of sales and fulfillment	$ 53,693	$ 55,247
Employee compensation, commissions and benefits	20,077	21,679
Sales, VAT and other taxes payable	16,907	16,801
Legal fees and contingent legal fees	5,251	3,290
Other	29,006	21,671
Total	$124,934	$118,688

Note 12. Loss on Excess Office Facilities

The accrued loss of $3.2 million for estimated future losses on excess office facilities located near the Company's corporate headquarters in Seattle, Washington at December 31, 2009, is shown net of expected future sublease income of $2.1 million, which was committed under sublease contracts at the time of the estimate. The Company regularly evaluates the market for office space in the cities where it has operations. If the market for such space declines further in future periods, the Company may have to revise its estimates further, which may result in additional losses on excess office facilities.

Accrued loss, December 31, 2008	$7,210
Less amounts paid on accrued loss on excess office facilities, net of sublease income	3,982
Accrued loss, December 31, 2009	$3,228

Note 13. Convertible Debt

During 2003, the Company issued $100.0 million aggregate principal amount of zero coupon convertible subordinated notes due July 1, 2010, pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes were subordinated to any Company senior debt and are also effectively subordinated in right of payment to all indebtedness and other liabilities of its subsidiaries. The notes were convertible into shares of the Company's common stock based on an initial effective conversion price of $9.30 if (1) the closing sale price of the Company's common stock exceeds $10.23, subject to certain restrictions, (2) the notes are called for redemption, (3) the Company makes a significant distribution to its shareholders or becomes a party to a transaction that would result in a change in control, or (4) the trading price of the notes falls below 95% of the value of common stock that the notes are convertible into, subject to certain restrictions; one of which allows the Company, at its discretion, to issue cash or common stock or a combination thereof upon conversion. As a result of this issuance, the Company received proceeds of $97.0 million, net of offering costs. The offering costs are included in other assets and were being amortized over a 5-year period. Interest expense from the amortization of offering costs in the amounts of $0.3 million, and $0.6 million is recorded in interest income, net during each of the years ended December 31, 2008, and 2007, respectively. During the quarter ended September 30, 2008, the Company repurchased $100.0 million of its outstanding convertible debt. After the repurchase, no convertible debt remains outstanding.

Note 14. Shareholders' Equity

Preferred Stock. Each share of Series A preferred stock entitles the holder to one thousand votes and dividends equal to one thousand times the aggregate per share amount of dividends declared on the common stock. There are no shares of Series A preferred stock outstanding.

Undesignated preferred stock will have rights and preferences that are determinable by the Board of Directors when determination of a new series of preferred stock has been established.

Shareholder Rights Plan. On December 2, 2008, the Company and Mellon Investor Services LLC entered into an Amended and Restated Shareholder Rights Plan (Amended and Restated Rights Plan) which amended and restated the existing Shareholder Rights Plan dated December 4, 1998, as amended (Existing Rights Plan). In connection with the Existing Rights Plan, on October 16, 1998, the Company's board of directors declared a dividend of a right to purchase one one-thousandth of a share of the Company's Series A preferred stock (Right) for each outstanding share of the Company's common stock on December 14, 1998 (Record Date). Each share of common stock issued after the Record Date will be issued with an attached Right. The Rights will not immediately be exercisable and detachable from the common stock. The Rights will become exercisable and detachable only following the earlier of the acquisition of the Company by a person or a group of 15 percent or more of the outstanding common stock or ten days following the announcement of a tender or exchange offer for

15 percent or more of the outstanding common stock (Distribution Date). Notwithstanding the foregoing, Robert Glaser, the Company's Chairman of the Board of Directors, is excluded as a person who can trigger the Distribution Date so long as he does not increase his beneficial ownership of shares of the Company's common stock above the number of shares he holds as of the date of the Amended and Restated Rights Plan, except for shares of the Company's common stock he acquires from the exercise of stock options or from stock awards granted to him in connection with his employment with the Company. After the Distribution Date, each Right will entitle the holder to purchase for $30.00 (Exercise Price) one one-thousandth (1/1000th) of a share of the Company's Series A preferred stock with economic terms similar to that of one share of the Company's common stock. Upon a person or a group acquiring 15 percent or more of the outstanding common stock, each Right will allow the holder (other than the acquirer) to purchase common stock or securities of the Company having a then current market value of two times the Exercise Price of the Right. In the event that following the acquisition of 15 percent of the common stock by an acquirer, the Company is acquired in a merger or other business combination or 50 percent or more of the Company's assets or earning power are sold, each Right will entitle the holder to purchase for the Exercise Price, common stock or securities of the acquirer having a then current market value of two times the Exercise Price. In certain circumstances, the Rights may be redeemed by the Company at a redemption price of $0.001 per Right. If not earlier exchanged or redeemed, the Rights will expire on December 2, 2018.

Equity Compensation Plans. The Company has five equity compensation plans (Plans) to compensate employees and Directors for past and future services. Generally, options vest based on continuous employment, over a four or five-year period. The options expire in either seven, ten, or twenty years from the date of grant and are exercisable at the fair market value of the common stock at the grant date.

Restricted Stock Units and Awards. In 2009, 2008 and 2007, the Company granted restricted stock units and awards representing 50,136, 926,351 and 49,457 shares of common stock, respectively, pursuant to the Company's 2005 Stock Incentive Plan (2005 Plan). The weighted average fair value of restricted stock units and awards granted was $2.77, $6.08 and $6.58 in 2009, 2008 and 2007, respectively. Each restricted stock unit granted or cancelled either reduces or increases the shares available for grant under the 2005 Plan by a specified factor set forth in the 2005 Plan. This factor by which restricted stock units affect the shares available for grant was changed from 1.6 shares to 2.2 shares as of June 25, 2007 and was subsequently changed back to 1.6 effective December 17, 2009.

A summary of stock options and restricted stock units activity is as follows:

	Shares Available for Grant in (000's)	Options Outstanding		Weighted Average Fair Value Grants
		Number of Shares in (000's)	Weighted Average Exercise Price	
Balances, December 31, 2006	5,385	35,728	$ 8.31	
Additional shares authorized in the 2005 Plan(1)	12,048			
Options granted at common stock price	(14,937)	14,937	7.02	$2.71
Stock awards granted	(109)			6.58
Restricted stock units cancelled	35			
Options exercised	—	(2,447)	5.77	
Options cancelled	5,723	(5,723)	10.23	
Balances, December 31, 2007	8,145	42,495	7.76	
Options granted at common stock price	(7,397)	7,397	6.08	2.38
Stock awards and restricted stock units granted	(2,038)			6.08
Stock awards and restricted stock units cancelled	171			
Options exercised	—	(1,526)	5.23	
Options cancelled	8,831	(8,831)	8.22	
Balances, December 31, 2008	7,712	39,535	7.41	
Options granted at common stock price	(3,247)	3,247	3.00	1.50
Stock awards and restricted stock units granted	(109)			2.77
Stock awards and restricted stock units cancelled	225			
Options cancelled as part of stock option exchange(2)	5,097	(18,939)	7.90	
Options granted as part of stock option exchange(2)	—	8,064	3.63	
Options exercised	—	(36)	1.49	
Options cancelled	5,773	(5,773)	7.51	
Balances, December 31, 2009	15,451	26,098	$ 6.11	

(1) At the June 25, 2007 Annual Meeting of Shareholders, the Company's shareholders approved an amended and restated 2005 Stock Incentive Plan that authorized a total of 15 million shares, including any shares that were available for grant prior to the approval.

(2) The Company's stock option exchange program and the amended and restated 2005 Stock Incentive Plan used a specific calculation to determine the number of shares available for grant immediately after the exchange. Based on this calculation, the number of shares available as of December 17, 2009 was 15.9 million shares. This resulted in an increase of the previously outstanding number available for grant by approximately 5.1 million shares.

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Shares (in 000's)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares (in 000's)	Weighted Average Exercise Price
$0.02 — $3.61	2,708	6.47	$ 2.51	697	$ 1.86
$3.63 — $3.63	8,017	6.94	3.63	—	—
$3.67 — $5.01	3,225	6.41	4.29	1,965	4.52
$5.03 — $5.85	3,326	5.26	5.56	2,419	5.50
$5.89 — $6.45	2,750	6.50	6.07	1,696	6.05
$6.49 — $7.69	3,203	6.30	7.13	2,144	7.17
$7.70 — $11.38	2,678	3.16	8.99	2,345	8.96
$11.62 — $23.78	64	7.83	20.96	63	21.11
$30.56 — $30.56	7	9.15	30.56	7	30.56
$46.00 — $46.00	120	9.32	46.00	120	46.00
	26,098	6.11	$ 5.32	11,456	$ 6.74

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2009 was $3.9 million and $1.3 million, respectively.

Employee Stock Purchase Plan. In 2007, the Company adopted the 2007 Employee Stock Purchase Plan (2007 ESPP) to replace the 1998 Employee Stock Purchase Plan, which expired on December 31, 2007 following the conclusion of the final offering period. There are 1.5 million shares of common stock reserved for issuance under the 2007 ESPP, and there were 4.0 million shares of common stock reserved for issuance under the 1998 ESPP. Under the 1998 ESPP and the 2007 ESPP, an eligible employee may purchase shares of common stock, based on certain limitations, at a price equal to 85 percent of the fair market value of the common stock at the end of the semi-annual offering periods. Under the 2007 ESPP, 511,000 and 394,000 shares at a weighted average fair value of the employee stock purchase rights of $0.49 and $0.72 were purchased during the years ended December 31, 2009 and 2008, respectively. Under the 1998 ESPP, 285,000 shares at a weighted average fair value of the employee stock purchase rights of $1.06 were purchased during the year ended December 31, 2007.

Repurchase of Common Stock. The Company's Board of Directors has authorized share repurchase programs for the repurchase of its outstanding common stock, and all repurchases have been made pursuant to these authorized programs. During 2007, the Company repurchased 23.8 million shares for an aggregate value of $178.8 million at an average cost of $7.52 per share. During 2008, the Company repurchased 10.0 million shares for an aggregate value of $50.2 million at an average cost of $5.04 per share. The purchases made through December 31, 2008 completed the authorized amount for all of the repurchase programs.

Stock Option Exchange. On September 21, 2009, RealNetworks' shareholders approved a proposal to allow for a one-time stock option exchange program designed to provide eligible employees an opportunity to exchange certain outstanding underwater stock options for a lesser amount of new options to be granted with lower exercise prices. Stock options eligible for exchange were those with an exercise price per share greater than $4.48. On November 19, 2009, the Company commenced the option exchange program, which expired on December 17, 2009. A total of 18.9 million eligible stock options were tendered by employees, representing 72% of the total stock options eligible for exchange. Section 16 officers and directors of the Company were not eligible to participate in the exchange. On December 17, 2009, the Company granted an aggregate of 8.1 million new stock options in exchange for the eligible stock options surrendered. The exercise price of the new stock

options was $3.63, which was the closing price of the Company's common stock on December 17, 2009. The new stock options were granted under the 2005 Plan. No incremental stock option expense was recognized for the exchange because the fair value of the new options, using standard employee stock option valuation techniques, was not greater than the fair value of the surrendered options they replaced.

Note 15. Income Taxes

Components of income (loss) before income taxes are as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
United States operations	$(191,738)	$ (88,292)	$57,383
Foreign operations	(47,970)	(171,313)	(1,396)
Income (loss) before income taxes	$(239,708)	$(259,605)	$55,987

Components of income tax expense are as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Current:			
United States federal	$(3,400)	$ 6,360	$31,266
State and local	457	(2,449)	1,291
Foreign	2,009	10,333	4,448
Total current	(934)	14,244	37,005
Deferred:			
United States federal	5,741	33,603	(6,298)
State and local	(741)	1,044	(58)
Foreign	(745)	(23,063)	(3,193)
Total deferred	4,255	11,584	(9,549)
Total income tax expense	$ 3,321	$ 25,828	$27,456

Income tax expense differs from "expected" income tax expense (computed by applying the U.S. federal income tax rate of 35%) due to the following (in thousands):

	Years Ended December 31,		
	2009	2008	2007
United States federal tax expense (benefit) at statutory rate	$(83,898)	$(90,862)	$19,595
State taxes, net of United States federal tax benefit	(284)	(1,405)	1,233
Change in valuation allowance	16,207	50,154	(2,262)
Non-deductible stock compensation	1,551	1,758	1,601
Non-deductible goodwill impairment charge	54,740	38,750	—
Impact of non-U.S. jurisdictional tax rate difference	5,206	13,666	182
Non-taxable income attributable to noncontrolling interest	9,193	14,544	6,925
Other	606	(777)	182
Total income tax expense	$ 3,321	$ 25,828	$27,456

Net deferred tax assets are comprised of the following (in thousands):

	December 31,	
	2009	2008
Deferred tax assets:		
United States federal net operating loss carryforwards	$ 18,740	$ 18,740
Deferred expenses	20,634	19,509
Net unrealized loss on investments	10,924	10,924
Capital loss carryforwards	9,910	9,910
Accrued loss on excess office facilities	1,199	2,650
Stock-based compensation	17,688	14,977
State net operating loss carryforwards	4,611	4,756
Foreign net operating loss carryforwards	6,157	6,524
Deferred revenue	493	627
Equipment, software, and leasehold improvements	6,304	8,514
Basis difference in majority owned partnership	4,853	3,355
Intangibles	3,426	—
Other	8,348	5,382
Gross deferred tax assets	113,287	105,868
Less valuation allowance	101,025	90,986
Gross deferred tax assets, net of valuation allowance	12,262	14,882
Deferred tax liabilities:		
Other intangible assets	(1,408)	(4,521)
Net unrealized gains on investments	(1,121)	(1,043)
Other	(1,380)	(446)
Prepaid expenses	(2,522)	(3,053)
Capitalized software development costs	(4,267)	—
Gross deferred tax liabilities	(10,698)	(9,063)
Net deferred tax assets	$ 1,564	$ 5,819

Income tax receivables were $7.8 million and $7.3 million at December 31, 2009 and 2008, respectively. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the appropriate taxing jurisdictions. In 2009, the Company has continued to provide a valuation allowance on the deferred tax assets that the Company believes are not more likely than not to be realized.

The net increase in valuation allowance was $10.0 million and $51.2 million during the years ended December 31, 2009 and 2008, respectively. Both the 2009 and 2008 net increase in valuation allowance was caused by the Company not being able to project future income in most jurisdictions.

The Company's United States federal net operating loss carryforwards totaled $53.5 million at December 31, 2009 and 2008. These net operating loss carryforwards begin to expire between 2010 and 2026. In

2009, the remaining net operating loss carryforwards are from acquired subsidiaries that are limited under Internal Revenue Code Section 382.

The Company has not provided for U.S. deferred income taxes or withholding taxes on certain non-U.S. subsidiaries' undistributed earnings. These earnings are intended to be permanently reinvested in operations outside of the U.S. If these amounts were distributed to the U.S., in the form of dividends or otherwise, the Company could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the availability of foreign tax credits and the complexity of the computation, if such earnings were not deemed to be permanently reinvested.

The Company adopted the provisions of Financial Standards Accounting Board Interpretation No. 48 (FIN 48) *Accounting for Uncertainty in Income Taxes*, (codified primarily in FASB ASC Topic 740, *Income Taxes*) an interpretation of SFAS 109 (codified primarily in FASB ASC Topic 740, *Income Taxes*) on January 1, 2007. The Company has filed formal and informal claims with the Internal Revenue Service for the years 2001-2007, primarily related to Extraterritorial Income Exclusion and previously acquired net operating losses. The total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized is $32.0 million as of December 31, 2009 and $9.5 million as of December 31, 2008.

The Company elected to recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2009 and 2008, the Company had approximately $1.9 million and $1.4 million of accrued interest and penalties related to uncertain tax positions, respectively. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. The Company does not anticipate that total unrecognized tax benefits will significantly change within the next twelve months.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
Balance, beginning of year	$10,455	$ 8,931	$7,501
Increases related to prior year tax positions	—	586	—
Decreases related to prior year tax positions	(820)	(241)	—
Increases related to current year tax positions	50,191	1,179	1,430
Settlements	—	—	—
Expiration of the statue of limitations	—	—	—
Balance, end of year	$59,826	$10,455	$8,931

Annual Report

Note 16. Commitments and Contingencies

Commitments. The Company has commitments for future payments related to office facilities leases and other contractual obligations. The Company leases office facilities under various operating leases expiring through September 2014. The Company also has other contractual obligations, primarily relating to minimum contractual payments due to content and other service providers, expiring over varying time periods in the future. Future minimum payments are as follows (in thousands):

	Office Leases	Other Contractual Obligations	Total
2010	$14,345	$22,963	$37,308
2011	9,277	250	9,527
2012	7,496	—	7,496
2013	6,705	—	6,705
2014	5,249	—	5,249
Thereafter	—	—	—
Total minimum payments	43,072	23,213	66,285
Less future minimum receipts under subleases	2,084	—	2,084
Net	$40,998	$23,213	$64,211

Of the total net office lease future minimum payments, $3.2 million is recorded in accrued loss on excess office facilities at December 31, 2009.

Rent expense during the years ended December 31, 2009, 2008, and 2007, was $12.3 million, $12.6 million, and $11.2 million, respectively.

In addition to the amounts shown in the table above, $12.3 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN 48, and the Company is uncertain as to if or when such amounts may be settled. The Company cannot make a reasonably reliable estimate of the amount and period of related future payments for such liability.

As of December 31, 2009, the Company has a commitment to purchase approximately $111.3 million in advertising over the next four years from MTVN related to the Rhapsody America venture. On February 9, 2010, the Company and MTVN entered into an agreement which contemplates a restructuring of Rhapsody America. Upon the closing of the restructuring transactions expected to occur at the end of the first quarter of 2010, MTVN will contribute a $33.0 million advertising commitment in exchange for shares of common stock of Rhapsody America, and MTVN's previous obligation to provide advertising of approximately $111.3 million as of December 31, 2009 will be cancelled. Neither the $111.3 million or the $33.0 million are included within the table above as the timing of the payments will vary.

Borrowing Arrangements. The Company's subsidiary, WiderThan, has entered into lines of credit with two Korean domestic banks with an aggregate maximum available limit of $1.7 million at interest rates of approximately 5.7% over the rate earned on the underlying deposits. During the years ended December 31, 2009 and 2008, the Company did not draw on these lines of credit and there were no balances outstanding as of December 31, 2009 or December 31, 2008.

The Company's subsidiary, WiderThan, uses corporate charge cards issued by a Korean domestic bank with an aggregate line of credit of up to $4.3 million. The charged amounts are generally payable in the following month depending on the billing cycle and are included in accounts payable in the accompanying unaudited condensed consolidated balance sheets. In general, the term of the arrangement is one year, with automatic

renewal in April of each year. The arrangement may be terminated in writing by mutual agreement between the bank and the Company. The Company is not subject to any financial or other restrictive covenants under the terms of this arrangement.

The Company's subsidiary, WiderThan, has a letter of credit of up to $1.0 million with a Korean domestic bank for importing goods, with one-year maturity (renewable every April), which bears interest at 2.5% over the London Inter-Bank Offer Rate (LIBOR). Borrowings under this letter of credit are collateralized by import documents and goods being imported under such documentation. To the extent that the Company has any outstanding balance, the Company is subject to standard covenants and notice requirements under the terms of this facility, such as covenants to consult with the lender prior to engaging in certain events, which include, among others, mergers and acquisitions or sale of material assets or to furnish certain financial and other information. The Company is not, however, subject to any financial covenant requirements or other restrictive covenants that restrict the Company's ability to utilize this facility or to obtain financing elsewhere. The Company did not draw on the letter of credit and there was no balance outstanding as of December 31, 2009 or December 31, 2008.

The Company's subsidiary, WiderThan, has purchased guarantees amounting to $0.1 million from Seoul Guarantee Insurance which guarantees payments for one year under certain supply contracts the Company has with a customer in Korea.

401(k) Retirement Savings Plan. The Company has a salary deferral plan (401(k) Plan) that covers substantially all employees. Under the plan, eligible employees may contribute up to 50% of their pretax salary, subject to the Internal Revenue Service annual contribution limits. During the years ended December 31, 2009, 2008 and 2007 the Company matched 50% of employee contributions to the 401(k) Plan, on up to three percent of participating employees' compensation, and contributed $1.4 million, $1.6 million and $1.0 million, respectively, in matching contributions. The Company can terminate the matching contributions at its discretion. The Company has no other post-employment or post-retirement benefit plans.

Litigation. On June 29, 2009, MCS Music America, Inc. (MCS Music), and other plaintiffs for whom MCS Music administers copyrights, filed suit for copyright infringement against the Company, Yahoo! Inc. and Microsoft Corporation in U.S. District Court for the Middle District of Tennessee. The complaint asserted that the Company's Rhapsody music service offered certain compositions for distribution without a license and asked for statutory damages for infringement of the copyrights relating to those compositions. The Company entered into a settlement agreement with respect to all claims effective November 12, 2009.

On September 30, 2008, the Company filed a declaratory action against Disney Enterprises, Inc., Paramount Pictures Corp., Sony Pictures Entertainment, Inc., Twentieth Century Fox Film Corp., NBC Universal, Inc., Warner Bros. Entertainment, Inc., Viacom, Inc. (collectively, the "Studios") and the DVD Copy Control Association (DVD CCA) in the U.S. District Court for the Northern District of California relating to the Company's RealDVD product (the "RealDVD Litigation"), which, among other things, allows consumers to securely store DVD content on their hard drives. On the same day, various movie studios filed suit against the Company that alleged, among other things, that by offering the RealDVD product, the Company has violated the Digital Millennium Copyright Act and sought to enjoin the sale or distribution of the RealDVD product. In May 2009, the Company moved to amend its complaint against the Studios to add claims that the Studios and DVD CCA conspired to violate, and have violated, state and federal antitrust laws by, among other things, unlawfully eliminating competition in the market for technology that enables a consumer to make a lawful, secure backup copy of a DVD and made similar counterclaims against the DVD CCA. On August 11, 2009, the court in the Northern District of California granted the movie studios' motion for preliminary injunction, which enjoined the Company from selling or otherwise distributing RealDVD to the public, which the Company appealed to the U.S. Court of Appeals for the Ninth Circuit. On March 1, 2010, the Company entered into a settlement agreement with the Studios and related entities as well as the DVD CCA with respect to the RealDVD Litigation. Under the terms of the settlement agreement, the Company is obligated to pay $4.5 million to the Studios for the Studios' fees and costs in connection with the RealDVD Litigation. In addition, the Company agreed to the terms of a consent judgment, as entered by the District Court in the Northern District of California on March 3, 2010,

which, among other things, permanently enjoins the Company from distributing or offering RealDVD or any other technology, product, service or device that enables the duplication of, redistribution of, or unauthorized access to, copyrighted content protected by the Content Scramble System or technologies known as ARccOS or RipGuard. All claims and counterclaims in the RealDVD Litigation, including the Company's claims of breach of federal antitrust laws against the Studios, were either resolved by the consent judgment or dismissed with prejudice, and the Company has filed a request to withdraw its appeal to the U.S. Court of Appeals for the Ninth Circuit relating to the preliminary injunction. The Company's payment obligation under the settlement agreement is reflected in the Company's consolidated financial statements for the year ended December 31, 2009.

In June 2008, the Company initiated an arbitration action in Seattle, Washington against VeriSign, Inc., to seek resolution of disputes regarding the proper interpretation of an Alliance Agreement entered into between the parties dating back to 2001. VeriSign asserted various counterclaims against the Company, including claims that the Company breached the Alliance Agreement and tortiously interfered with VeriSign's prospective and existing business relationships and its proposed sale of certain business units. On May 7, 2009, the Arbitrator issued a ruling denying the Company's claims for relief and granting VeriSign's claims, including VeriSign's tortious interference claims. Following VeriSign's amended statement of damages and further hearings, the Arbitrator issued a Supplemental Order on September 10, 2009 determining that VeriSign had failed to prove that the Company caused any damages relating to VeriSign's claim of tortious interference with its proposed sale of certain business units but allowing further evidence regarding VeriSign's claims of tortious interference with prospective and existing business relationships and ordering further hearings. On December 4, 2009, the Arbitrator issued a Final Award disposing of all claims in the arbitration. In the Final Award, the Arbitrator concluded that the Company was not responsible for any damages to VeriSign. In addition, the Arbitrator reversed his prior determination that the Company committed acts of tortious interference with existing and prospective business relationships and dismissed VeriSign's related tortious interference claims. Finally, the Arbitrator determined that VeriSign failed to prove that the Company's conduct related to VeriSign's proposed sale of certain business units proximately caused VeriSign any measurable damages.

On April 25, 2007, a lawsuit was filed by Greenville Communications, LLC in Greenville, Mississippi against a number of cell phone carriers, including the Company's partners T-Mobile USA, Inc. and Alltel Corporation, alleging that they infringe its patents by providing ringback tone services. The Company agreed to indemnify T-Mobile and Alltel against the claims based on an indemnity that is claimed to be owed by the Company's subsidiary, WiderThan. On August 27, 2007, the Company's motion to transfer this matter to the U.S. District Court for the District of New Jersey was granted. The parties have briefed claim construction, but the case has been stayed pending reexamination of the patents at issue. On December 10, 2009, the U.S. Patent and Trademark Office issued notice that it intends to review the patents at issue, and the Company expects that the proceedings may resume beginning in the first quarter of 2010. The Company disputes the plaintiff's allegations regarding both the validity of its patents and its claims of infringement against the Company's partners.

In April 2007, the Copyright Royalty Board (CRB) issued a decision setting new royalty rates for the use of sound recordings in non-interactive steams or "webcast radio" from 2006 through 2010. These rates were appealed and then affirmed by the D.C. Circuit Court of Appeals on July 10, 2009, except with respect to the minimum royalty rate per station, which has been remanded to the CRB. In a separate proceeding regarding domestic webcast radio rates, on September 29, 2009, the Company filed briefs with the CRB with respect to royalty rates for the period 2011 through 2015.

In another separate proceeding, the CRB held hearings to determine mechanical royalty rates associated with the statutory license for digital phonorecord deliveries, including on demand streams and tethered downloads. These rates have also been subject to industry-wide settlement negotiations. A partial settlement was reached with respect to on-demand streaming and tethered downloads between the Digital Media Association, the Recording Industry Association of America (RIAA) and the National Music Publishers Association. This settlement, along with CRB's determination on rates for full downloads, physical products and ringtones, was

published by the CRB, and after some modifications by the U.S. Copyright Office, was collectively published as the CRB's final determination in the Federal Register. The rate for ringtones and the imposition of a late fee on certain royalty payments contained in the final determination have been appealed by the RIAA.

The Company has also been involved in a proceeding in the Southern District of New York to determine a royalty rate for the public performance of music contained in the American Society of Composers, Authors and Publishers (ASCAP) catalogue. In April 2008, the district court issued a preliminary ruling that sets forth, among other things, a methodology to be used to calculate the royalties owed to ASCAP and subsequently issued additional rulings. After working with ASCAP to make a final determination of amounts due under the court's rulings, the Company reached a partial agreement with ASCAP on January 12, 2009. The Company believes it has sufficiently accrued for expected royalties under the agreement, but the Company and ASCAP appealed some aspects of the court's rulings that underlie the agreement, which appeal remains pending before the U.S. Court of Appeals for the Second Circuit.

From time to time the Company is, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of business, including employment claims, contract-related claims, and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, including those described above, even if not meritorious, could force the Company to spend significant financial and managerial resources. The Company is not aware of any other legal proceedings or claims that the Company believes will have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition or results of operations. However, the Company may incur substantial expenses in defending against third-party claims and certain pending claims are moving closer to trial. The Company expects that its potential costs of defending these claims may increase as the disputes move into the trial phase of the proceedings. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability, and/or be required to change its business practices. Either of these could have a material adverse effect on the Company's financial position and results of operations.

Note 17. Guarantees

In the ordinary course of business, the Company is not subject to potential obligations under guarantees that fall within the scope of ASC 460 — *Guarantees* (ASC 460), except for standard indemnification and warranty provisions that are contained within many of the Company's customer license and service agreements, and give rise only to the disclosure requirements prescribed by ASC 460.

Indemnification and warranty provisions contained within the Company's customer license and service agreements are generally consistent with those prevalent in the Company's industry. The duration of the Company's product warranties generally does not exceed 90 days following delivery of the Company's products. The Company has not incurred significant obligations under customer indemnification or warranty provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential customer indemnification or warranty-related obligations.

Note 18. Segment Information

The Company reports four business segments based on factors such as how the Company manages its operations and how its Chief Operating Decision Maker reviews results. The Company's Chief Operating Decision Maker is considered to be the Company's CEO Staff (CEOS), which includes the Company's Acting Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Executive Vice President and certain Senior Vice Presidents. The CEOS reviews financial information presented on both a consolidated basis and on a business segment basis, accompanied by disaggregated information about products and services and geographical regions for purposes of making decisions and assessing financial performance. The CEOS reviews discrete financial information regarding profitability of the Company's TPS, MSS, Games, and Music segments and, therefore, the Company reports these as operating segments. The accounting policies used to derive segment

results are generally the same as those described in Note 1, *Description of Business and Summary of Significant Accounting Policies.*

The TPS segment includes revenue and costs from: sales of application services such as RBT, MOD, VOD, messaging, and information services; sales of media delivery system software and licenses, including Helix system software and related authoring and publishing tools, directly to customers and indirectly through original equipment manufacturer channels; sales of support and maintenance services to customers who purchase software products; sales of broadcast hosting services; and sales of consulting and professional services. These products and services are primarily sold to corporate customers.

The MSS segment primarily includes revenue from sales of the Company's SuperPass premium subscription service; sales of RealPlayer Plus and related products; sales and distribution of third-party software products; and all advertising other than that related directly to the Company's Music and Games businesses.

The Games segment primarily includes revenue from the sale of individual games on the Company's websites RealArcade.com, GameHouse.com and Zylom.com; the sale of games subscription services; advertising through the Company's games websites; the sale of games through syndication on partner sites; and sales of games through wireless carriers.

The Music segment includes the operations of Rhapsody America as well as the aspects of the Company's music business not included as part of Rhapsody America. The revenue and costs from these businesses include: digital music subscription services, such as Rhapsody and RadioPass, and sales of digital music content and advertising. These products and services are sold and provided primarily through the Internet, and the Company charges customers' credit cards at the time of sale. Billing periods for subscription services typically occur monthly, quarterly or annually, depending on the service purchased.

Amounts that are not included within the above segment descriptions are shown below as Reconciling Amounts. Included within these amounts are items such as interest income.

Segment income (loss) before income taxes for the year ended December 31, 2009, is as follows (in thousands):

	Music	Games	MSS	TPS	Reconciling Amounts	Consolidated
Net revenue	$160,868	$122,824	$ 87,088	$191,484	$ —	$ 562,264
Cost of revenue	98,657	33,492	14,106	75,887	—	222,142
Gross profit	62,211	89,332	72,982	115,597	—	340,122
Advertising with related party	33,292	—	—	—	—	33,292
Impairment of goodwill and long-lived assets	37,029	41,247	46,776	50,531	—	175,583
Other operating expenses	80,294	110,549	73,506	104,213	(77)	368,485
Operating income (loss)	(88,404)	(62,464)	(47,300)	(39,147)	77	(237,238)
Other income, net	—	—	—	—	(2,470)	(2,470)
Income (loss) before income taxes	(88,404)	(62,464)	(47,300)	(39,147)	(2,393)	(239,708)
Income taxes	—	—	—	—	(3,321)	(3,321)
Net income (loss)	(88,404)	(62,464)	(47,300)	(39,147)	(5,714)	(243,029)
Net income (loss) attributable to noncontrolling interest in Rhapsody America	26,265	—	—	—	—	26,265
Net income (loss) attributable to common shareholders	$ (62,139)	$ (62,464)	$(47,300)	$ (39,147)	$(5,714)	$(216,764)

Segment income (loss) before income taxes for the year ended December 31, 2008, is as follows (in thousands):

	Music	Games	MSS	TPS	Reconciling Amounts	Consolidated
Net revenue	$160,721	$134,649	$102,873	$ 206,567	$ —	$ 604,810
Cost of revenue	91,067	39,930	16,421	85,826	—	233,244
Impairment of deferred costs and prepaid royalties	1,000	7,829	—	10,837	—	19,666
Gross profit	68,654	86,890	86,452	109,904	—	351,900
Advertising with related party	44,213	—	—	—	—	44,213
Impairment of goodwill and long-lived assets	4,753	45,889	167	141,867	—	192,676
Other operating expenses	102,338	109,861	63,361	125,951	905	402,416
Operating income (loss)	(82,650)	(68,860)	22,924	(157,914)	(905)	(287,405)
Other income, net	14,502	—	—	—	13,298	27,800
Income (loss) before income taxes	(68,148)	(68,860)	22,924	(157,914)	5,560	(259,605)
Income taxes	—	—	—	—	(25,827)	(25,827)
Net income (loss)	(68,148)	(68,860)	22,924	(157,914)	(13,434)	(285,432)
Net income (loss) attributable to noncontrolling interest in Rhapsody America	41,555	—	—	—	—	41,555
Net income (loss) attributable to common shareholders	$ (26,593)	$ (68,860)	$ 22,924	$(157,914)	$(13,434)	$(243,877)

Segment income (loss) before income taxes for the year ended December 31, 2007, is as follows (in thousands):

	Music	Games	MSS	TPS	Reconciling Amounts	Consolidated
Net revenue	$149,126	$108,503	$103,348	$206,643	$ —	$567,620
Cost of revenue	81,462	25,824	14,016	92,189	—	213,491
Gross profit	67,664	82,679	89,332	114,454	—	354,129
Advertising with related party	24,360	—	—	—	—	24,360
Other operating expenses	103,599	90,329	53,690	132,912	(58,060)	322,470
Operating income (loss)	(60,295)	(7,650)	35,642	(18,458)	58,060	7,299
Total non-operating income, net	16,410	—	—	—	32,278	48,688
Income (loss) before income taxes	(43,885)	(7,650)	35,642	(18,458)	90,338	55,987
Income taxes	—	—	—	—	(27,456)	(27,456)
Net income (loss)	(43,885)	(7,650)	35,642	(18,458)	62,882	28,531
Net income (loss) attributable to noncontrolling interest in Rhapsody America	19,784	—	—	—	—	19,784
Net income (loss) attributable to common shareholders	$ (24,101)	$ (7,650)	$ 35,642	$ (18,458)	$ 62,882	$ 48,315

The Company's customers consist primarily of end users located in the U.S., Europe, and various foreign countries. Revenue by geographic region is as follows (in thousands):

	Years Ended December 31,		
	2009	2008	2007
United States	$374,283	$403,799	$360,676
Europe	96,146	107,223	84,368
Rest of the World	91,835	93,788	122,576
Total	$562,264	$604,810	$567,620

Long-lived assets, consisting of equipment, software, leasehold improvements, other intangible assets, and goodwill by geographic region are as follows (in thousands):

	December 31,		
	2009	2008	2007
United States	$51,367	$163,730	$186,665
Republic of Korea	7,196	51,508	235,728
Europe	5,745	37,315	87,181
Rest of the World	3,456	4,445	7,753
Total long-lived assets	$67,764	$256,998	$517,327

Net assets including minority interest by geographic location are as follows (in thousands):

	December 31,		
	2009	2008	2007
United States	$320,412	$463,209	$557,381
Republic of Korea	10,581	64,824	228,153
Europe	34,784	20,201	79,410
Rest of the World	10,034	5,324	10,160
Total	$375,811	$553,558	$875,104

Goodwill is assigned to the Company's segments as follows (in thousands):

	December 31,		
	2009	2008	2007
Music	$—	$ 37,029	$ 37,029
Games	—	41,526	82,845
Media Software and Services	—	46,776	46,776
Technology products and solutions	—	49,933	186,503
Total goodwill	$—	$175,264	$353,153

Note 19. Related Party Transactions

Transactions with MTVN. As part of the formation of Rhapsody America, MTVN contributed a $230 million five-year note payable in partial consideration for acquiring MTVN's interest in the venture. In February 2009, RealNetworks and MTVN signed an amendment to the Rhapsody America venture agreement which reduced the amount payable under the MTVN note to $213.8 million over the original five-year term.

Annual Report

During the year ended December 31, 2009, Rhapsody America received $33.0 million in cash as note payments and spent $33.3 million, respectively, in advertising with MTVN. During the year ended December 31, 2008, Rhapsody America received $44.4 million in cash as note payments and spent $44.2 million, respectively, in advertising with MTVN. During the year ended December 31, 2007, Rhapsody America received $25.0 million in cash as note payments and spent $24.4 million, respectively, in advertising with MTVN.

The Company also provides various support services, including items such as facilities, information technology systems, personnel and overhead, directly to Rhapsody America. The allocation of other support service costs are based on various measures depending on the service provided, including employee headcount, time employees spend on providing services to Rhapsody America, server usage or number of users of a service. The allocations of these costs are billed directly to Rhapsody America. The Company has treated these allocations as intercompany transactions and all such transactions were eliminated in consolidation.

Transactions with LoEn Entertainment, Inc. During the fourth quarter of 2008, the Company paid $9.9 million to acquire approximately 11% of the outstanding shares of LoEn Entertainment, Inc. (LoEn). The Company paid market price for approximately 2.8 million common shares of LoEn which are traded on the Korean Securities Dealers Automated Quotations. The Company's investment in LoEn is treated as an equity investment of a public company and is marked-to-market each period with resulting gains/losses recognized in equity as unrealized holding gains/losses on investment. During the year ended December 31, 2009, the Company recorded revenue from LoEn of approximately $13.5 million. This revenue consisted primarily of sales of application service provider services, which includes sales of ringback tones, music-on-demand, video-on-demand, and inter-carrier messaging services. Associated with these transactions, the Company also recorded accounts receivable of approximately $4.4 million as of December 31, 2009. Accounts payable and cost of revenue balances associated with LoEn as of and for the year ended December 31, 2009 were nominal.

Note 20. Subsequent Events

On February 9, 2010, the Company and MTVN entered into an agreement which contemplates a restructuring of Rhapsody America. The Company and MTVN formed Rhapsody America in August 2007 to jointly own and operate a business-to-consumer digital audio music service. The Company currently owns 51% of the equity of Rhapsody and Viacom owns the remaining 49%.

At the closing of the restructuring transactions, Rhapsody America will be converted from a limited liability company to a corporation, and the Company and MTVN and one or more minority stockholders will hold the outstanding shares of Rhapsody America such that the Company and MTVN will own slightly less than 50%, but an equal amount, of such outstanding shares. The Company will contribute $18 million in cash, the Rhapsody America brand and certain other assets in exchange for shares of convertible preferred stock of Rhapsody, carrying a $10 million preference upon certain liquidation events. A portion of the Company's cash contribution is to repurchase the international radio business that was previously contributed to Rhapsody America. MTVN will contribute a $33 million advertising commitment in exchange for shares of common stock of Rhapsody America, and MTVN's previous obligation to provide advertising of approximately $111 million as of December 31, 2009 will be cancelled. In addition, the put and call rights held by the Company and MTVN and MTVN's rights to receive a preferred return in connection with the exercise of the Company's put right will be terminated.

The Company expects that the restructuring will be completed at the end of the first quarter of 2010, subject to the satisfaction of customary closing conditions.

On March 1, 2010, the Company entered into a settlement agreement with Disney Enterprises, Inc., Walt Disney Pictures, Paramount Pictures Corp., Sony Pictures Entertainment, Inc., Sony Pictures Television, Inc. Twentieth Century Fox Film Corp., NBC Universal, Inc., Universal City Studios Production LLLP, Universal City Studios LLLP, Warner Bros. Entertainment, Inc., Columbia Pictures Industries, Inc., and Viacom, Inc. (collectively, the "Studios") and the DVD Copy Control Association ("DVD CCA") with respect to litigation

involving the Company's RealDVD product (the "RealDVD Litigation"). Under the terms of the settlement agreement, the Company is obligated to pay $4.5 million to the Studios for the Studios' fees and costs in connection with the RealDVD Litigation. In addition, the Company agreed to the terms of a consent judgment, as entered by the District Court in the Northern District of California on March 3, 2010, which, among other things, permanently enjoins the Company from distributing or offering RealDVD or any other technology, product, service, or device that enables the duplication of, redistribution of, or unauthorized access to, copyrighted content protected by the Content Scramble System or technologies known as ARccOS or RipGuard. Prior to the entry of the consent judgment, the Company was subject to a preliminary injunction entered on August 11, 2009 that enjoined the Company from selling or otherwise distributing RealDVD to the public. All claims and counterclaims in the RealDVD Litigation, including the Company's claims of breach of federal antitrust laws against the Studios, were either resolved by the consent judgment or dismissed with prejudice, and the Company has filed a request to withdraw its appeal to the U.S. Court of Appeals for the Ninth Circuit relating to the preliminary injunction. The Company's payment obligation under the settlement agreement is reflected in the Company's consolidated financial statements for the year ended December 31, 2009.

Note 21. Quarterly Information (Unaudited)

The following table summarizes the unaudited statement of operations for each quarter of 2009 and 2008 (in thousands, except per share data):

	Total	Dec. 31	Sept. 30	June 30	Mar. 31
2009:					
Net revenue	$ 562,264	$ 145,502	$140,264	$ 135,725	$140,773
Gross profit	340,122	88,681	86,578	80,111	84,752
Operating loss	(237,238)	(17,050)	(4,277)	(192,871)	(18,540)
Net income (loss) available to common shareholders	(216,764)	(13,319)	1,520	(188,329)	(12,136)
Basic net income (loss) per share available to common shareholders(1)	(1.64)	(0.11)	0.00	(1.40)	(0.10)
Diluted net income (loss) per share available to common shareholders(1)	(1.64)	(0.11)	0.00	(1.40)	(0.10)
2008:					
Net revenue	$ 604,810	$ 152,644	$151,955	$ 152,648	$147,563
Gross profit	351,900	72,936	89,791	97,003	92,170
Operating loss	(287,405)	(236,199)	(26,971)	(12,693)	(11,542)
Net income (loss) available to common shareholders	(243,878)	(240,499)	(4,500)	(1,305)	2,426
Basic net income (loss) per share available to common shareholders(1)	(1.74)	(1.78)	(0.03)	(0.01)	0.02
Diluted net income (loss) per share available to common shareholders(1)	(1.74)	(1.78)	(0.03)	(0.01)	0.02

(1) The sum of the quarterly net income per share will not necessarily equal the net income per share for the year due to the use of weighted average quarterly shares and the effects of rounding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited the accompanying consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and noncontrolling interest, and cash flows for each of the years in the three-year period ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RealNetworks, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RealNetworks, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
March 9, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited RealNetworks, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). RealNetworks, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RealNetworks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and noncontrolling interest, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 9, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
March 9, 2010

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Our management, with the participation of the principal executive officer and principal financial officer, has evaluated the effectiveness of our "disclosure controls and procedures" (as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based on their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that we file or submit under the Exchange Act (1) is recorded, processed, summarized, and reported within the time period specified in the Securities and Exchange Commission rules and forms and (2) is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that, as of December 31, 2009, RealNetworks maintained effective internal control over financial reporting.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009. This attestation is included within Item 8.

Changes in Internal Control over Financial Reporting

Our management, with the participation of the principal executive officer and principal financial officer, has evaluated the changes to our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2009 as required by paragraph (d) of Rules 13a-15 and 15d-15 of the Exchange Act and has concluded that there were no such changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III.

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item is incorporated by reference to the information contained in part in the sections captioned "Election of Director(s)-Nominee(s) for Director," "Board of Directors-Continuing Directors-Not Standing for Election This Year," "Board of Directors-Committees of the Board," "Board of Directors-Code of Business Conduct and Ethics" and "Voting Securities and Principal Holders-Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement relating to RealNetworks' 2010 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2009.

The remaining information required by this Item is set forth in Part I of this report under the caption "Executive Officers of the Registrant."

Item 11. ***Executive Compensation***

The information required by this Item is incorporated by reference to the information contained in the section captioned "Executive Compensation" of the Proxy Statement relating to RealNetworks' 2010 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2009.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

The information required by this Item is incorporated by reference to the information contained in the section captioned "Voting Securities and Principal Holders" of the Proxy Statement relating to RealNetworks' 2010 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2009.

Equity Compensation Plans

As of December 31, 2009, we had awards outstanding under five equity compensation plans. These plans include the RealNetworks, Inc. 1995 Stock Option Plan (1995 Plan), the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (1996 Plan), the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (2000 Plan), the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (2005 Plan), and the RealNetworks, Inc. 2002 Director Stock Option Plan (2002 Plan). In addition, the RealNetworks, Inc. 2007 Employee Stock Purchase Plan (2007 ESPP) became effective on January 1, 2008. The 1995 Plan, 1996 Plan, 2002 Plan, 2005 Plan and 2007 ESPP have been approved by our shareholders. The 2000 Plan has not been approved by our shareholders.

In 2005, our shareholders approved the 2005 Plan and upon this approval of the 2005 Plan, we terminated the 1995 Plan, the 1996 Plan, the 2000 Plan and the 2002 Plan. In 2007, our shareholders approved an amended and restated 2005 Plan, and upon this approval, we terminated the RealNetworks, Inc. Director Compensation Stock Plan. As a result of the termination of these Plans, all new equity awards will be issued under the 2005 Plan. In 2007, our shareholders also approved the 2007 ESPP. The initial offering period under the 2007 ESPP commenced on January 1, 2008.

The following table aggregates the data from our plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (in 000's)(a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (in 000's)(c)
Equity compensation plans approved by security holders	26,045	$ 6.72	15,451(1)(2)
Equity compensation plans not approved by security holders	53	10.45	—
Total	26,098	$ 6.74	15,451

(1) On January 1, 2008, the 2007 ESPP became effective. Column (c) above excludes the 1,500,000 shares of the Company's common stock that are authorized for issuance pursuant to the 2007 ESPP.

(2) Includes shares available for future issuances pursuant to the Real Networks, Inc. 2007 Director Compensation Stock Plan (2007 Director Plan), a sub-plan that operates and is administered under the 2005 Plan. Under the 2007 Director Plan, outside directors may elect to receive all or a portion of his or her quarterly director compensation in shares of the Company's common stock in lieu of cash. Shares issued to directors under the 2007 Director Plan are issued from the shares reserved under the 2005 Plan.

Equity Compensation Plans Not Approved By Security Holders. The Board of Directors adopted the 2000 Plan to enable the grant of nonqualified stock options to employees and consultants of RealNetworks and its subsidiaries who are not otherwise officers or directors of RealNetworks. The 2000 Plan has not been approved by RealNetworks' shareholders. The Compensation Committee of the Board of Directors is the administrator of the 2000 Plan, and as such determines all matters relating to options granted under the 2000 Plan. Nonqualified stock options granted pursuant to the 2000 Plan were granted with exercise prices equal to the fair market value of RealNetworks' common stock on the date of grant and typically vest over five years as determined by the Compensation Committee or pursuant to delegated authority as provided in the 2000 Plan. In June 2005, the 2000 Plan was terminated and the remaining available shares were transferred to the 2005 Plan.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated by reference to the information contained in the section captioned "Executive Compensation-Policies and Procedures with Respect to Related Person Transactions," "Executive Compensation-Certain Relationships and Related Transactions" and "Election of Directors-Director Independence" of the Proxy Statement relating to RealNetworks' 2010 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2009.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is incorporated by reference to the information contained in the section captioned "Ratification of Appointment of Independent Registered Public Accounting Firm-Fees Billed by KPMG LLP During 2008 and 2009" and "Ratification of Appointment of Independent Registered Public Accounting Firm-Pre-Approval Policies and Procedures" of the Proxy Statement relating to RealNetworks' 2010 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2009.

PART IV.

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) **Index to Consolidated Financial Statements**

The following consolidated financial statements of RealNetworks, Inc. and subsidiaries are filed as part of this report:

Consolidated Balance Sheets — December 31, 2009 and 2008

Consolidated Statements of Operations and Comprehensive Income (Loss) — Years Ended December 31, 2009, 2008, and 2007

Consolidated Statements of Cash Flows — Years Ended December 31, 2009, 2008, and 2007

Consolidated Statements of Shareholders' Equity and Noncontrolling Interest — Years Ended December 31, 2009, 2008, and 2007

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a)(2) **Financial Statement Schedules**

All financial statement schedules have been omitted since they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

(a)(3) **Index to Exhibits**

Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization by and among RealNetworks, Inc., Symphony Acquisition Corp. I, Symphony Acquisition Corp. II, Listen.Com, Inc., Mellon Investor Services LLC, as Escrow Agent and Robert Reid, as Shareholder Representative dated as of April 21, 2003 (incorporated by reference from Exhibit 2.1 to RealNetworks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003)
2.2	Combination Agreement by and among RealNetworks, Inc., RN International Holdings B.V. and WiderThan Co., Ltd. dated as of September 12, 2006 (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006)
3.1	Amended and Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 filed with the Securities and Exchange Commission on August 11, 2000)
3.2	Amended and Restated Bylaws adopted April 24, 2007 (incorporated by reference from Exhibit 3.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2007)
4.1	Amended and Restated Shareholder Rights Plan dated as of December 2, 2008, by and between RealNetworks, Inc. and Mellon Investor Services LLC including the form of Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (incorporated by reference from Exhibit 4.1 to RealNetworks' Form 8-K filed with the Securities and Exchange Commission on December 3, 2008)
4.2	Registration Rights Agreement dated as of June 17, 2003, between RealNetworks, Inc. and Goldman, Sachs & Co. (incorporated by reference from Exhibit 4.3 to RealNetworks' Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 12, 2003)
10.1†	RealNetworks, Inc. 1995 Stock Option Plan (incorporated by reference from Exhibit 99.1 to RealNetworks' Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 14, 1998)
10.2†	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.3†	Amendment No. 1 to the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.3 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009)
10.4†	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.5†	Amendment No. 1 to the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009)
10.6†	RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 25, 2002)
10.7†	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.8†	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)

Exhibit Number	Description
10.9†	Forms of Stock Option Agreement under the RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.10†	RealNetworks, Inc. 2007 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007)
10.11†	RealNetworks, Inc. 2007 Director Compensation Stock Plan (incorporated by reference from Exhibit 10.9 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on February 29, 2008)
10.12†	RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated effective December 17, 2009 (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009)
10.13†	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.11 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)
10.14†	Form of Restricted Stock Units Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.12 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)
10.15	Lease dated January 21, 1998 between RealNetworks, Inc. as Lessee and 2601 Elliott, LLC, as amended (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004)
10.16†	Form of Director and Officer Indemnification Agreement (incorporated by reference from Exhibit 10.14 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.17	Voting Agreement dated September 25, 1997 by and among RealNetworks, Robert Glaser, Accel IV L.P., Mitchell Kapor and Bruce Jacobsen (incorporated by reference from Exhibit 10.17 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.18	Agreement dated September 26, 1997 by and between RealNetworks and Robert Glaser (incorporated by reference from Exhibit 10.18 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.19†	Offer Letter dated March 31, 2005 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2005)
10.20†	Offer Letter dated July 1, 2008 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed with the Securities and Exchange Commission on August 11, 2008)
10.21†	Offer Letter dated February 13, 2006 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.19 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.22†	Offer Letter dated January 23, 2009 between RealNetworks, Inc. and Bob Kimball (incorporated by reference from Exhibit 10.21 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009)
10.23†	Offer Letter dated January 17, 2008 between RealNetworks, Inc. and Michael Lunsford
10.24†	Offer Letter dated October 28, 2008 between RealNetworks, Inc. and John Barbour (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2008)

Exhibit Number	Description
10.25†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Robert Kimball (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.26†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.2 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.27†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Michael Lunsford (incorporated by reference from Exhibit 10.3 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.28†	Change in Control and Severance Agreement dated February 24, 2010 between RealNetworks, Inc. and Robert Kimball (incorporated by reference from Exhibit 10.4 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.29†	Form of Change in Control and Severance Agreement dated February 24, 2010 between RealNetworks, Inc. and each of Michael Eggers and Michael Lunsford (incorporated by reference from Exhibit 10.5 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.30†	Form of MBO Plan Document under the RealNetworks, Inc. 2009 Executive Compensation Program (incorporated by reference from Exhibit 10.26 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009)
10.31*	Amended and Restated Settlement Agreement dated as of March 10, 2006 between RealNetworks, Inc. and Microsoft Corporation (incorporated by reference from Exhibit 10.24 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.32*	Transaction, Contribution and Purchase Agreement dated as of August 20, 2007 by and among Rhapsody America LLC, RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
10.33*	Limited Liability Company Agreement of Rhapsody America LLC dated as of August 20, 2007 among RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
10.34	Stockholder Agreement by and between Viacom International Inc. and RealNetworks, Inc. dated as of August 20, 2007 (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
14.1	RealNetworks, Inc. Code of Business Conduct and Ethics (incorporated by reference from Exhibit 14.1 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004)
21.1	Subsidiaries of RealNetworks, Inc.
23.1	Consent of KPMG LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Robert Kimball, President and Acting Chief Executive Officer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
32.1	Certification of Robert Kimball, President and Acting Chief Executive Officer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

† Executive Compensation Plan or Agreement

* Portions of this exhibit are omitted and were filed separately with the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on March 10, 2010.

REALNETWORKS, INC.

By: /s/ ROBERT KIMBALL

Robert Kimball
President and Acting Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Robert Kimball and Michael Eggers, and each of them severally, his or her true and lawful attorneys-in-fact and agents, with full power to act without the other and with full power of substitution and resubstitution, to execute in his or her name and on his or her behalf, individually and in each capacity stated below, any and all amendments and supplements to this Report, and any and all other instruments necessary or incidental in connection herewith, and to file the same with the Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated below on March 10, 2010.

Signature	Title
/s/ ROBERT KIMBALL Robert Kimball	President and Acting Chief Executive Officer (Principal Executive Officer)
/s/ MICHAEL EGGERS Michael Eggers	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ ROBERT GLASER Robert Glaser	Chairman of the Board
/s/ ERIC A. BENHAMOU Eric A. Benhamou	Director
/s/ EDWARD BLEIER Edward Bleier	Director
/s/ PRADEEP JOTWANI Pradeep Jotwani	Director
/s/ JONATHAN D. KLEIN Jonathan D. Klein	Director
/s/ KALPANA RAINA Kalpana Raina	Director

Exhibits Index

Exhibit Number	Description
2.1	Agreement and Plan of Merger and Reorganization by and among RealNetworks, Inc., Symphony Acquisition Corp. I, Symphony Acquisition Corp. II, Listen.Com, Inc., Mellon Investor Services LLC, as Escrow Agent and Robert Reid, as Shareholder Representative dated as of April 21, 2003 (incorporated by reference from Exhibit 2.1 to RealNetworks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003)
2.2	Combination Agreement by and among RealNetworks, Inc., RN International Holdings B.V. and WiderThan Co., Ltd. dated as of September 12, 2006 (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006)
3.1	Amended and Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 filed with the Securities and Exchange Commission on August 11, 2000)
3.2	Amended and Restated Bylaws adopted April 24, 2007 (incorporated by reference from Exhibit 3.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2007)
4.1	Amended and Restated Shareholder Rights Plan dated as of December 2, 2008, by and between RealNetworks, Inc. and Mellon Investor Services LLC including the form of Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (incorporated by reference from Exhibit 4.1 to RealNetworks' Form 8-K filed with the Securities and Exchange Commission on December 3, 2008)
4.2	Registration Rights Agreement dated as of June 17, 2003, between RealNetworks, Inc. and Goldman, Sachs & Co. (incorporated by reference from Exhibit 4.3 to RealNetworks' Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 12, 2003)
10.1†	RealNetworks, Inc. 1995 Stock Option Plan (incorporated by reference from Exhibit 99.1 to RealNetworks' Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 14, 1998)
10.2†	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.3†	Amendment No. 1 to the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.3 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009)
10.4†	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.5†	Amendment No. 1 to the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009)
10.6†	RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 25, 2002)
10.7†	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.8†	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)

Exhibit Number	Description
10.9†	Forms of Stock Option Agreement under the RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.10†	RealNetworks, Inc. 2007 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007)
10.11†	RealNetworks, Inc. 2007 Director Compensation Stock Plan (incorporated by reference from Exhibit 10.9 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on February 29, 2008)
10.12†	RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated effective December 17, 2009 (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009)
10.13†	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.11 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)
10.14†	Form of Restricted Stock Units Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.12 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)
10.15	Lease dated January 21, 1998 between RealNetworks, Inc. as Lessee and 2601 Elliott, LLC, as amended (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004)
10.16†	Form of Director and Officer Indemnification Agreement (incorporated by reference from Exhibit 10.14 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.17	Voting Agreement dated September 25, 1997 by and among RealNetworks, Robert Glaser, Accel IV L.P., Mitchell Kapor and Bruce Jacobsen (incorporated by reference from Exhibit 10.17 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.18	Agreement dated September 26, 1997 by and between RealNetworks and Robert Glaser (incorporated by reference from Exhibit 10.18 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.19†	Offer Letter dated March 31, 2005 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2005)
10.20†	Offer Letter dated July 1, 2008 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed with the Securities and Exchange Commission on August 11, 2008)
10.21†	Offer Letter dated February 13, 2006 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.19 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.22†	Offer Letter dated January 23, 2009 between RealNetworks, Inc. and Bob Kimball (incorporated by reference from Exhibit 10.26 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009)
10.23†	Offer Letter dated January 17, 2008 between RealNetworks, Inc. and Michael Lunsford
10.24†	Offer Letter dated October 28, 2008 between RealNetworks, Inc. and John Barbour (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2008)

Exhibit Number	Description
10.25†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Robert Kimball (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.26†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.2 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.27†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Michael Lunsford (incorporated by reference from Exhibit 10.3 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.28†	Change in Control and Severance Agreement dated February 24, 2010 between RealNetworks, Inc. and Robert Kimball (incorporated by reference from Exhibit 10.4 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.29†	Form of Change in Control and Severance Agreement dated February 24, 2010 between RealNetworks, Inc. and each of Michael Eggers and Michael Lunsford (incorporated by reference from Exhibit 10.5 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.30†	Form of MBO Plan Document under the RealNetworks, Inc. 2009 Executive Compensation Program (incorporated by reference from Exhibit 10.26 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009)
10.31*	Amended and Restated Settlement Agreement dated as of March 10, 2006 between RealNetworks, Inc. and Microsoft Corporation (incorporated by reference from Exhibit 10.24 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.32*	Transaction, Contribution and Purchase Agreement dated as of August 20, 2007 by and among Rhapsody America LLC, RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
10.33*	Limited Liability Company Agreement of Rhapsody America LLC dated as of August 20, 2007 among RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
10.34	Stockholder Agreement by and between Viacom International Inc. and RealNetworks, Inc. dated as of August 20, 2007 (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
14.1	RealNetworks, Inc. Code of Business Conduct and Ethics (incorporated by reference from Exhibit 14.1 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on March 15, 2004)
21.1	Subsidiaries of RealNetworks, Inc.
23.1	Consent of KPMG LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Robert Kimball, President and Acting Chief Executive Officer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
32.1	Certification of Robert Kimball, President and Acting Chief Executive Officer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Executive Compensation Plan or Agreement

* Portions of this exhibit are omitted and were filed separately with the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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Board of Directors

Rob Glaser
Chairman of the Board

Robert Kimball
President and Chief Executive Officer

Eric A. Benhamou
Chairman and Chief Executive Officer,
Benhamou Global Ventures

Edward Bleier
Retired President, Pay-TV,
Warner Bros.

Pradeep Jotwani
Private Investor

Jonathan D. Klein
Chief Executive Officer,
Getty Images Inc.

Kalpana Raina
Private Investor

Janice Roberts
Managing Director,
Mayfield Fund

Dominique Trempont
Private Investor

Executive Officers

Robert Kimball
President and Chief Executive Officer

Michael Lunsford
Executive Vice President,
Technology Products & Solutions
and Media Software & Services

Tracy D. Daw
Chief Legal Officer and
Corporate Secretary

Michael Eggers
Senior Vice President,
Chief Financial Officer and Treasurer

Matthew Hulett
Senior Vice President,
Games Division

Hank Skorny
Senior Vice President, Media Cloud
Computing and Services

Transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310-1900

For Domestic Shareholders
(877) 255-0997

TDD for Hearing Impaired
Shareholders
(800) 231-5469

For International Shareholders
(201) 680-6578

TDD International Shareholders
(201) 680-6610

Website:
www.bnymellon.com/shareowner/isd

Independent Registered
Public Accountants
KPMG LLP
Seattle, Washington

Corporate Headquarters

2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

RealNetworks Inc. Website
For More information on the company, please visit its websites at www.realnetworks.com and www.real.com

Annual Meeting of Shareholders

2:00 p.m., Monday, October 18, 2010
Bell Harbor International Conference
Center
2211 Alaskan Way
Seattle, Washington 98121

Form 10-K

Available without charge upon request. Copies of the RealNetworks, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission are available from the company without charge. Contact RealNetworks' Investor Relations at investor_relations@real.com, by correspondence to the corporate headquarters address above or by telephone: (206) 892-6320

Trademark Information

RealNetworks, Real, the Real logo, RealPlayer, RealAudio, RealVideo, RealArcade, RealDVD, Helix, SuperPass, EMERGE, GameHouse, FunPass, WiderThan and Zylom are trademarks or registered trademarks of RealNetworks, Inc. or its subsidiaries. All other products and company names are the trademarks or registered trademarks of their respective owners.

This report contains forward-looking statements. All statements contained in this report that do not relate to matters of historical fact should be considered forward-looking statements. Forward-looking statements are often identified by the words "believe," "may," "will," "anticipate," "intend," "should," "could," "would," "plan," "continue," or the negative of these words or other words or expressions of similar meaning and include, but are not limited to, statements regarding RealNetworks' prospects for future revenue and profit growth and reduced operating costs; trends and growth opportunities in the market for digital products and services; RealNetworks' ability to capitalize on growth opportunities; future product and service offerings; future performance and effectiveness of RealNetworks' organizational structure; future benefits of customer relationships; and to a separation transaction for RealNetworks' games business. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements, including, but not limited to, the following: fluctuations in foreign currencies; risks associated with the ability of RealNetworks to realize financial benefits from the restructuring of Rhapsody; RealNetworks' ability to realize operating efficiencies, growth and other benefits from the implementation of its strategic initiatives; the emergence of new entrants and competition in the market for digital media products and services; other competitive risks, including the growth of competing technologies, products and services; the potential outcomes and effects of claims and legal proceedings on RealNetworks' business, prospects, financial condition or results of operations; risks associated with key customer or strategic relationships, business acquisitions and the introduction of new products and services; changes in consumer and advertising spending in response to disruptions in the global financial markets; and changes in RealNetworks' GAAP tax rate. More information about risk factors that could affect RealNetworks' business and financial results is included in RealNetworks' annual report on Form 10-K for the fiscal year ended December 31, 2009 and its quarterly reports on Form 10-Q. All forward-looking statements include the assumptions that underlie such statements and are based on management's estimates, projections and assumptions as of the date hereof. RealNetworks assumes no obligation to update any such forward-looking statements or information.



RealNetworks, Inc.
2601 Elliott Avenue
Seattle, WA 98121
www.real.com

